Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175527

PROSPECTUS

The Hillman Group, Inc.

Exchange Offer for $50,000,000

10.875% Senior Notes due 2018 and Related Guarantees

The Notes and the Guarantees

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We are offering to exchange $50,000,000 of our outstanding 10.875% Senior Notes due 2018 and certain related guarantees, which were issued on March 16, 2011 and which we refer to as the initial notes, for a like aggregate a

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mount of our registered 10.875% Senior Notes due 2018 and certain related guarantees, which we refer to as the exchange notes. The exchange notes will be issued under an indenture dated as of May 28, 2010, as amended and supplemented on December 29, 2010 and April 1, 2011.

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We previously issued $150.0 million in aggregate principal amount of 10.875% Senior Notes due 2018 pursuant to the same indenture as the notes offered for exchange hereby. On December 6, 2010, we completed a registered exchange offer with respect to these notes for a like principal amount of registered notes, which we refer to as the existing notes and, together with the exchange notes, the notes. The exchange notes will constitute part of a single class of securities together with the existing notes and have the same terms as the existing notes except as otherwise provided herein.

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The notes will mature on June 1, 2018. We will pay interest on the notes on June 1 and December 1 of each year, beginning on December 1, 2011 in the case of the exchange notes, at a rate of 10.875% per annum, to holders of record on the immediately preceding May 15 and November 15, as the case may be.

The notes are our senior unsecured obligations, rank equally in right of payment with all of our and the guarantors’ existing and future senior unsecured debt and rank senior in right of payment to all of our and all of the guarantors’ existing and future subordinated unsecured debt. The notes and the guarantees are effectively subordinated to all of our and the guarantors’ existing and future secured debt to the extent of the value of the collateral securing such debt. The notes and the guarantees are structurally subordinated to all existing and future liabilities, including trade payables, of each of our subsidiaries that do not guarantee the notes. See “Description of Notes—Brief Description of the Notes and the Note Guarantees.”

Terms of the exchange offer

•	It will expire at 5:00 p.m., New York City time, on December 7 , 2011, unless we extend it.

•	If all the conditions to this exchange offer are satisfied, we will exchange all of our initial notes that are validly tendered and not withdrawn for the exchange notes.

•	You may withdraw your tender of initial notes at any time before the expiration of this exchange offer.

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The exchange notes that we will issue you in exchange for your initial notes will be substantially identical to your initial notes except that, unlike your initial notes, the exchange notes will have no transfer restrictions or registration rights.

•	The exchange notes that we will issue you in exchange for your initial notes are an addition to a relatively new issue of securities with no established market for trading.

Before participating in this exchange offer, please refer to the section in this prospectus entitled “Risk Factors” commencing on page 27.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for unregistered notes where those unregistered notes were acquired as a result of market-making activities or other trading activities. To the extent any such broker-dealer participates in the exchange offer, we have agreed that for a period of up to 180 days we will use commercially reasonable efforts to make this prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

The date of this prospectus is November 4, 2011.

MARKET, RANKING AND OTHER DATA

The data included in this prospectus regarding markets and ranking are estimates based on our management’s knowledge and experience in the markets in which we operate. We believe these estimates to be accurate as of their respective dates. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties.

PROSPECTUS SUMMARY

This summary may not contain all of the information that may be important to you. Please review this prospectus in its entirety, including the risk factors and the financial statements and related notes included elsewhere herein, before you decide to invest in the notes.

Unless otherwise specified or the context requires otherwise, (i) the term “Hillman Group” refers to The Hillman Group, Inc., the principal operating subsidiary of The Hillman Companies, Inc. and the issuer of the notes; (ii) the term “Hillman” refers to the Hillman Companies, Inc., Hillman Group’s indirect parent and a guarantor of the notes; and (iii) the terms “we,” “us,” or “our” and the “Company” refer collectively to The Hillman Companies, Inc. and its subsidiaries. The term “Initial Transactions” refers to, collectively, the Merger, the Bank Financing, the Equity Contribution, the Quick-Tag Acquisition, the offering of the existing notes and the use of proceeds therefrom (each as defined herein). The term “New Acquisition Transactions” refers to the Serv-A-Lite Acquisition and the TagWorks Acquisition (each as defined herein). The term “Transactions” refers to, collectively, to the Initial Transactions and the New Acquisition Transactions.

The term “existing notes” refers to the $150.0 million in aggregate principal amount of our 10.875% Senior Notes due 2018. The term “initial notes” refers to the 10.875% Senior Notes due 2018 that were issued on March 16, 2011 in a private offering, and the term “exchange notes” refers to the 10.875% Senior Notes due 2018 offered with this prospectus. The term “notes” refers to the existing notes and the exchange notes, collectively.

References to information being “pro forma” or “on a pro forma basis” means that the information gives effect to the Initial Transactions, as if they had occurred on January 1, 2010 or January 1, 2011, as applicable, for statement of operations and other operational data.

Company Overview

We are a leading value-added distributor of fasteners, key duplication systems, keys, engrave-able tags, letters numbers and signs, threaded rod, builder’s hardware and other hardware-related items primarily to the retail market in North America. We provide our customers with value-added solutions and product category management services for our more than 60,000 stock keeping units (“SKUs”), including sourcing, logistics, merchandising displays, inventory level management and extensive in-store sales and service support. We believe that our value-added solutions and product category management services are difficult to replicate, resulting in significant competitive advantages and deeply entrenched customer relationships.

We hold a leading position in all of our core product categories and have a strong history of new product introductions and acquisitions of complementary product lines. Our product mix encompasses low price-point consumer products that exhibit recession-resistant characteristics. We sell these products to a diverse customer base comprising hardware stores, home improvement centers, mass merchants, national and regional hardware stores, pet supply stores, and other retail outlets in the United States, Canada, Mexico, Latin America, the Caribbean and Australia. Our wide-ranging service offerings and dedicated 700 person sales force makes us a highly effective outsourcing solution for managing SKU intensive, low price-point hardware product categories.

The following charts illustrate the contribution to our net sales by customer type and product category for the year ended December 31, 2010:

We have delivered strong financial results through economic cycles, even in difficult operating environments. For example, during the recessionary periods between 2008 and 2010, we generated significant free cash flow and exhibited relative stability in revenues, profitability and returns. Specifically, while our net sales declined 4.9% between 2008 and 2009, our Adjusted EBITDA grew from $77.4 million to $83.3 million during the same period, representing a CAGR of 7.6%. Our net sales increased from $458.2 million in 2009 to $462.4 million in 2010. Our strong profitability, combined with the low capital intensity of the business, has resulted in attractive free cash flows and substantial deleveraging. Further, recent investments in demand forecasting software combined with the application of Lean vendor schedules have significantly improved inventory turns, reflecting the management’s focus on continuous improvement. We continue to demonstrate strong operating and financial performance by offering inexpensive consumer products with demand characteristics not significantly affected by macroeconomic uncertainty. Our commitment to value-added merchandising services and category management has also increased our customers’ reliance on us, thereby creating stability and predictability in our business model.

Products

Fasteners: Fasteners form the core of our product offerings with more than 40,000 SKUs, which we believe represents one of the largest fastener selections among suppliers servicing the hardware retail segment in North America. Our fastener products are sold in numerous packaging configurations, resulting in a very high SKU count, sometimes numbering in the thousands for a single customer. This category includes standard and specialty nuts, bolts, washers, screws, anchors, and picture hanging items in a wide variety of materials and finishes, including steel, brass, chrome, nylon, stainless steel and galvanized for both indoor and outdoor use. We possess the scale and infrastructure to efficiently manage our customers’ entire supply chain, including sourcing, inventory management and merchandising for these products. The Serv-A-Lite Acquisition, which was completed on December 29, 2010, expanded our line of specialty fasteners and electrical parts.

Key Duplication: Our key duplication business is largely driven by our own proprietary equipment that we design and manufacture in our Tempe, Arizona facility. Our “razor / razor blade” strategy is based on providing these Hillman-owned machines to the merchant free of charge and the merchant typically purchases key blanks from us. Key duplication systems are marketed under two brands: Axxess Precision Key Duplication System©, or Axxess, and the Hillman Key Program. We have a large installed base of over 14,300 Axxess+® machines placed in North American retailers including Wal-Mart, Kmart, Sears, The Home Depot, Lowe’s, Menards and CVS. We also have an exclusive strategic partnership with Barnes Distribution for the distribution of the proprietary PC+© Code Cutter to duplicate automobile keys based on a vehicle’s identification number. This program is marketed to automotive dealerships, auto rental agencies and various companies with truck and vehicle fleets. We have sold over 7,900 PC+ units and 8,100 of the newer Flash Code Cutter units since their introduction. In conjunction with the TagWorks Acquisition, Hillman Group signed a definitive 17-year agreement with KeyWorks (as defined herein) to assign its patent-pending retail key program technology to Hillman Group. In addition, we also sell key machines to thousands of franchise hardware stores and independent retailers through the Hillman Key Program.

Engrave-able Tags: Our engraving category is largely based on Quick-Tag™, our patented, consumer-operated vending system that custom engraves specialty products such as pet identification tags, military-style identification tags, holiday ornaments and luggage tags. Using an interactive touch screen, customers input information such as a pet name and telephone number, and the system’s proprietary technology engraves the tag in less than two minutes. The Quick-Tag system does not require incremental labor at the point of sale and thus generates high levels of customer satisfaction and attractive margins for the retailer. We have placed approximately 2,700 Quick-Tag machines in retail outlets throughout the United States and Canada, including at Wal-Mart and PETCO and inside theme parks such as Disney, Sea World and Universal Studios. In 2009, we introduced the new Fido engraving system to PETCO. Fido combines an attractive consumer interface and improved engraving capability with an expanded tag offering. On March 16, 2011, Hillman Group completed the TagWorks Acquisition. TagWorks provides innovative pet ID tag programs to leading pet products chain retailers using a unique, patent-protected / patent-pending technology and product portfolio.

Letters, Numbers and Signs (“LNS”): Our LNS product category includes individual and/or packaged letters, numbers, signs, safety related products (e.g. 911 signs), driveway markers, and a variety of sign accessories, such as sign frames marketed under the Hillman Sign Center brand. Through a series of strategic acquisitions, exclusive partnerships, and organic product development, we believe we offer retailers a significant offering in the LNS product category. In addition to our core product program, we provide value-added retail support including custom plan-o-grams and merchandising solutions.

Threaded Rod: Following our acquisition of The SteelWorks Corporation (“SteelWorks”) in 2006, we are now a leading supplier of threaded rod in the retail market in the United States. This category includes hot and cold rolled rod, both weldable and plated, as well as a complete offering of All-Thread rod in galvanized, stainless steel, and brass. Selected product applications include metal shelving, racking, grates and enclosures and braces for home improvement and light construction. The SteelWorks program is carried by many top retailers including Lowe’s, Menards, and Sears, and through cooperatives such as Ace and True Value. We are also the primary supplier of threaded rod to many wholesalers throughout the country.

Builder’s Hardware: In 2007, we entered the residential Builder’s Hardware market by selling our newly developed product line to Canadian Tire, a Canadian retailer with 497 stores. The Builder’s Hardware category includes a variety of common household items such as coat hooks, door stops, hinges, gate latches, hasps and decorative hardware. We market the Builder’s Hardware products under the Hardware Essentials™ brand and provide the retailer with an innovative merchandising solution. The addition of the Builder’s Hardware product line exemplifies our strategy of leveraging our core competencies to further penetrate customer accounts with new product offerings. In 2010, we expanded the placement of the Hardware Essentials line to customers including Sears, Fred Meyer and Kent Building Supply.

Customers

Over the course of our 46-year operating history, we have developed longstanding relationships with over 18,000 active customer accounts, ranging from small local and regional hardware stores to large retail outlets with national footprints and mass merchants. We have a successful track record of generating high levels of customer satisfaction as a result of our uniquely tailored sales and service approach for each of these customer segments. Our customers demand a high level of expertise in managing point of purchase data, item profitability, inventory turns, retail pricing, merchandising capability and display management and we successfully manage these objectives on a daily basis. A measure of our effectiveness in partnering with our customers is the breadth and duration of the relationships we maintain with many of the largest and most respected retailers in North America. These longstanding relationships were developed through considerable sales force effort that we believe can not be easily replicated. We serve three main customer segments: large retail chains with a national presence, traditional hardware stores and smaller regional retail chains.

National: National accounts include such retailers as Lowe’s, Home Depot, Wal-Mart, Tractor Supply, Sears, Menards and PETCO. For the year ended December 31, 2010, Lowe’s was our single largest customer, representing approximately 24.3% of revenue, Home Depot was our second largest at approximately 11.7% of revenue and Wal-Mart was our third largest at approximately 7.8% of revenue. Our sales representatives play critical roles in helping retailers manage store inventory of up to 5,000 SKUs by frequently updating physical inventory availability in their computer systems to ensure optimal SKU replenishment, best-in-class merchandising and display maintenance on all fastener, key, LNS and builder’s hardware categories, and providing technical service and support for all engraving and key duplicating machines. Our status as a national supplier to major national retailers has allowed us to develop a strong competitive position within our product categories.

Traditional: Our traditional accounts consist of more than 13,000 franchise and independent (“F&I”) retail outlets, which are typically members of larger cooperatives such as True Value, Ace and Do-It-Best. The segment is divided into two divisions: Store Direct and Warehouse. Through Store Direct, we supply our products directly to independent hardware stores and provide in-store inventory management, product display and price implementation services. Through our Warehouse segment, we supply wholesalers, cooperatives and central warehouses such as True Value and Ace that distribute to their member network and do not require our merchandising services. The Warehouse channel reduces logistics expenses for us while reducing central warehouse inventory and delivery costs for the cooperatives.

Regional: Our regional accounts are comprised of large multi-store chains that operate within regional marketing areas, such as Orchard Supply, 84 Lumber, Westlake Hardware, Orscheln Farm, and Valu Home Center. These customers operate similarly to our national accounts and have centralized purchasing managers. In order to effectively compete against the national retailers, regional chains have been challenged to develop unique niches to maintain and build customer loyalty. We have responded to these challenges by successfully working with regional customers to develop unique merchandising and product assortments that meet targeted customer needs.

Distribution Network and Supply Chain

Our customers are generally not equipped to, nor have a desire to handle the sourcing and merchandising of a vast number of low-priced SKUs without the benefit of the economies of scale that we enjoy. We provide a value-added distribution service by providing a wide breadth of products and services to our large-scale national customers on a regional or national basis that smaller competitors are unable to match. Our 335,700-square foot distribution center in Forest Park, Ohio, is the core of our distribution network, augmented by ten additional regional distribution centers located strategically throughout the United States, Canada and Mexico. This distribution network provides customers with on-demand supply of over 60,000 SKUs and the efficiency of a 97.5% fill rate.

We purchase our products from approximately 750 vendors throughout the world. Our global sourcing strategy is focused on finding the highest quality products from reliable vendors at the lowest prices. This strategy has evolved into a highly efficient system comprised of multiple vendors supplying thousands of low-cost SKUs from multiple countries. Low-cost country sourcing, primarily from Taiwan, China, India and Malaysia, accounts for 41% of our total purchases, the vast majority of which is for the Fastener product category. We continue to evaluate the cost benefits of sourcing from low-cost countries versus sourcing domestically, and expect our sourcing from low-cost countries to increase, creating opportunities for incremental margin improvement. Our vendor quality control procedures include on-site evaluations and frequent product testing, and we evaluate vendors based on delivery performance and the accuracy of their shipments. Our sourcing group is strategically aligned by product category to improve speed to market and to enhance category expertise.

(1)	The Mexican distribution center is owned and operated by a third party logistics provider.

Sales and Service Organization

Our established customer relationships are a result of the multiple touch points that our representatives maintain with customers, and extend to purchasing managers, store management and senior executives. With approximately 700 full-time dedicated national and regional sales and service representatives serving over 18,000 accounts, we maintain close relationships with our customers and provide the highest level of customer service available in the industry. Our representatives regularly visit customer store locations to provide merchandising services including high-value-add in-store inventory management and in-store display and promotion development. The hands-on support and service offered by our representatives also provide us with multiple opportunities to sell additional products and further enhance existing relationships.

Competitive Strengths

We believe our key competitive strengths include:

Market Leader with Strong Positions in Attractive Growth Markets. We believe we are the market leader in served sales channels for all of our core product categories. Our strong growth over the last 15 years has helped solidify our leading position in each of our business lines. Our leadership position has translated into significant economies of scale that provide a unique competitive advantage in areas such as sourcing, logistics, inventory management, merchandising, customer service and information technology. We are actively expanding our geographic presence with share gains in Canada and Mexico to complement our strong position in the United States. We were recently awarded the bulk fastener, picture hanging and key business for the Lowe’s/Woolworths joint venture in Australia. We believe we are well-positioned to establish ourselves as a leader in several new product categories due to our relationship with our existing customer base and distribution network.

Product Line	Product Category Position	2010 Revenue ($mm)	Highlights
Fastener	#1	$258

•    Distributes over 40,000 SKUs representing the most in-depth offering of low-cost Do-It-Yourself hardware products

•    Low per unit cost helps insulate end-user demand from economic cyclicality

•    Serv-A-Lite Acquisition

Key Duplication	#1	$82

•    Patent-protected industry-leading key duplication technologies

•    Growing installed base of over 14,300 Axxess+ machines in North America

•    Highly attractive profitability characteristics for both us and customers

•    New technology and new fashionable products represent significant growth drivers

•    Conventional key cutting systems sold to Traditional hardware stores

•    Assignment of patent-pending retail key program technology to us by KeyWorks

Engraving	#1	$29

•    Installed base of over 2,700 Quick-Tag self-service engraving machines

•    Growing opportunities with continued expansion in high traffic destinations—amusement parks, zoos, movie theaters, sporting venues

•    TagWorks Acquisition

LNS	#1	$35	• Most widely used brand in the United States • Industry’s low-cost manufacturer • Capitalizes on existing distribution infrastructure

Threaded Rod	#1	$30	• Acquired product line in 2006, making us the category leader • Complementary to our other product lines

Other	—	$28	• Includes key accessories, automotive key duplication revenue, and initial revenue from Builder’s Hardware product line

Source: Hillman management estimates.

Core Competencies Create Competitive Advantages. The complexity associated with the procurement, distribution, stocking and merchandising of 40,000 SKUs in our fastener category makes direct sourcing by customers a difficult task; one that we believe we deliver with excellence. While the SKU count that we supply is high relative to our customers’ total SKU count, our customers’ decision not to source directly is typically influenced by the relatively low percentage of their revenue that our products represent. We also benefit as the exclusive supplier for many product lines across a customer’s entire store footprint.

Our installed base of more than 14,300 Axxess+ systems and 2,700 Quick-Tag engraving machines creates significant switching costs in our key duplication and engraving product categories. Our patent-protected equipment would be expensive to replace given the aggregate high value of our current installations. Moreover, high merchandise display costs in each customer store make displacing us time consuming and expensive.

Finally, as evidenced by our 97.5% fill rate, our ability to consistently meet the highly demanding customer service and procurement requirements of sophisticated national retailers such as Lowe’s, The Home Depot and Wal-Mart represents a competitive advantage. We are able to successfully utilize our distribution capabilities to meet such customers’ just-in-time inventory requirements throughout their entire footprint in the United States, Canada and Mexico. Such distribution capabilities, coupled with our highly differentiated service oriented business model and long-term customer relationships enhance our competitive position.

Long-Term Customer Relationships. We maintain longstanding relationships, with an average of 13 years for our top eight customers, with many of the largest and most respected retailers in North America. Our long-term customer relationships provide revenue stability and a platform for sustainable growth, and are driven by our unique operating model, unmatched service capabilities and our sales force’s desire to be the preferred supplier and valued partner to our customers. We have historically been successful in adding new products to our existing customers by leveraging our supply chain and adopting a focused sales approach. With approximately 700 full-time dedicated national and regional sales and service representatives serving approximately 18,000 customers, we have established strong institutional relationships with our customers while providing superior customer service.

Highly Diversified and Stable Product Categories. We provide a comprehensive selection of fasteners and related hardware products to the retail channel with over 60,000 SKUs. The items within our product categories possess highly attractive end-user demand attributes, drive traffic through our retail partners and, importantly, generate high margins for both us and our customers. We believe that end-user demand for our products exhibit price inelastic and recession-resistant characteristics: whether a small package of fasteners for a small repair project or a key requiring replacement or a tag for a new pet, macroeconomic conditions do not tend to materially influence the purchasing decision. This is illustrated by our strong operating performance during periods of economic weakness. Lastly, the depth and breadth of our product categories ensure a wide product selection for end-users, which enhances store foot traffic, minimizes lost or missed sales and improves merchant profitability.

Comprehensive Service Offering. Our representatives regularly visit store locations to provide merchandising services, including highly valued in-store inventory management and in-store display and promotion development. The quality of our service force has been instrumental in developing our strong and long standing relationships with customers. Our sales representatives are today one of the only factory service groups providing regular services in many national retailer’s stores. This hands-on service and support also offers opportunities to sell additional products and further solidify existing relationships. We are often the exclusive supplier of our product categories to the customer’s entire store footprint, creating additional efficiencies in distribution and management.

Robust Sales and Operations Planning and Reporting. We have developed and implemented an integrated sales and operations planning (“S&OP”) group through which our leadership team consistently achieves focus, alignment and synchronization among all functions of the organization. The S&OP group is organized by market channel to improve forecasting accuracy and create product level information by customer group. The integration and synchronization of customer purchasing needs to the manufacturing process in Asia provides suppliers with 26 weeks of demand forecasts with weekly shipping schedules. In addition, our dedicated internal monthly reporting packages provide our management with timely reports on key performance indicators, income and expense items and balance sheet metrics including snapshots of product and customer sales, margins and profits, working capital and detailed MD&A and management briefs on strategic initiatives. The reporting packages also provide information on budgeted financials compared to actual results by customer and product segments, which facilitate executive level monthly meetings to manage operations effectively.

National Distribution Network and Supply Chain Efficiency. Our distribution infrastructure forms the centerpiece of our unique selling proposition and provides us with a significant competitive advantage. Our eleven distribution centers in the United States, Canada and Mexico, covering over 1.2 million square feet of space, enable us to maintain a 97.5% fill rate and ship orders to customers in less than 30 hours. Our highly efficient and technologically advanced 335,700 square foot distribution center in Forest Park, Ohio, where the majority of our products are received, is the hub of our distribution network. This highly sophisticated network, which utilizes pick-to-light and radio frequency technologies, enables us to effectively manage the vast number of SKUs, a task our customers and competitors are unable to replicate efficiently. By managing multiple product sources in multiple countries and supplying products and services to thousands of retailers nationwide, we provide a highly differentiated value-added distribution service.

Proven and Economically Aligned Management Team. Our senior management team has a broad range of expertise with an average of over 21 years of experience at Hillman. Our senior management team represents a solid mix of tenured employees with long careers at Hillman, augmented by new management talent from large, well-respected organizations. Our current management team has driven our highly effective business strategy over a long period, leading to our strong operating and financial performance over that time period. Furthermore, members of our management team invested an aggregate of $12.5 million in the Merger pursuant to equity rollover agreements.

Strong Equity Ownership. Oak Hill Capital Partners (as defined herein) is a private equity firm with more than $8 billion of committed capital from leading entrepreneurs, endowments, foundations, corporations, pension funds and global financial institutions. Over a period of more than 24 years, the professionals at Oak Hill Capital Partners and its predecessors have invested in more than 60 significant private equity transactions. Central to Oak Hill Capital Partners’ management strategy with respect to the Hillman investment are Senior Advisers, some of whom have experience in the retail, consumer products and distribution industry. Oak Hill Capital Partners and its Senior Advisers are actively engaged board members, working directly with our management team to implement Hillman’s strategic and operational initiatives.

Strategy

We intend to continue to expand our business, enhance our market position and increase our revenues and cash flow by focusing on the following:

Focus on Incremental Penetration of Existing Customers: Meaningful opportunity exists for expansion of our current product offerings to our existing customers. Increased penetration of the fastener, key duplication threaded rod and builder’s hardware product lines to some of our largest customers presents a significant growth opportunity. We plan to increase our product penetration by leveraging our existing supply chain in conjunction with innovative sales and merchandising programs and a focused sales approach with existing customers.

Add New Products to Expand Existing Customer Relationships: We have historically been successful in adding new products to our existing portfolio, both through organic initiatives as well as acquisitions, by seeking product expansion opportunities that are complementary to the existing portfolio and that can be marketed through our existing sales force. The success of our new product introductions is reflected in the evolution of our diverse product portfolio. For example, the revenue contribution of our non-Fastener product lines has increased from approximately $4.9 million in 1996 to approximately $204 million in 2010. We introduced our Threaded Rod product line in 2006 and added the Builder’s Hardware product line in 2007. Significant additional opportunities exist for further growth through product line expansion.

Enhance Growth Through Footprint Expansion of Major Customers: We believe that we are the exclusive provider of our core products to most customers and we believe we are well positioned to secure aisle space for such products when these customers open new stores. It is anticipated that customers in our National and Regional segment will continue to open new stores in the coming years, providing us with a “built-in” organic growth opportunity. Store openings by Big Box (“Big Box”) chains (defined as mass merchants, home centers, and large-format grocery/drug centers), are expected to gain momentum should the retailing environment improve in step with a general economic recovery.

Continue Our International Growth: We have expanded into Canada, Mexico, Central America and Australia in recent years, and believe we are well-positioned to expand even further into these and potentially into other international markets. We typically follow the international footprint expansion of our National accounts, including The Home Depot and Lowe’s. For example, The Home Depot’s entry into the Mexican market early in the decade and its subsequent expansion to 85 stores currently provides us with a strong “built-in” growth platform in Mexico. Our distribution centers in Canada and Mexico also provide crucial support to our international customers. We continue to seek international expansion through new customers, increased penetration of existing customers, continued footprint expansion of current customers, and launch of new products. We recently began doing business in Australia and our first sales occurred in the third quarter of 2011.

Focused on Increased Operating Efficiencies: We will continue to focus on enhancing our operating efficiency, including working capital management and effectively managing our cost structure. Our focus will include improved sourcing capabilities, expanded Asian sourcing and distribution, potential rationalization of our distribution center network, and greater manufacturing efficiencies in selected facilities.

Pursue Tuck-In Acquisition Opportunities: We have demonstrated a strong track record of successfully acquiring and integrating acquisitions, and plan to continue to selectively pursue tuck-in acquisitions. Over the past 15 years we have completed 12 acquisitions, allowing us to expand our product portfolio with existing customers and enter new markets. Our long-tenured management team, which has participated in the integration of these acquisitions, is well versed in identifying and realizing synergies through effective integration. Notable recent acquisitions include the Threaded Rod distribution business of SteelWorks, the Quick-Tag Acquisition (as defined herein), the Serv-A-Lite Acquisition (as defined herein) and the TagWorks Acquisition (as defined herein). The SteelWorks acquisition strengthened our relationships with national retailers and provided us with another product category in which we now hold a leadership position. The Serv-A-Lite Acquisition strengthens Hillman’s position in specialty fasteners and electrical parts to hardware retailers. The TagWorks Acquisition strengthens Hillman’s position in the engraving business and expands its technology portfolio.

Initial Transactions

Simultaneously with the issuance of the existing notes, OHCP HM Acquisition Corp., a Delaware corporation (the “Purchaser”), acquired 100% of the capital stock of Hillman for aggregate consideration of $832.7 million (including the assumption of $105.4 million, which represents the liquidation value of the Trust Preferred Securities (as defined herein), of junior subordinated debentures of Hillman issued to the Hillman Group Capital Trust (“Hillman Trust”) that remained outstanding immediately after the acquisition and excludes related fees, expenses and other related payments). As a result, Hillman became a wholly owned subsidiary of the Purchaser.

In the Merger (as defined below), all of the outstanding shares of preferred stock and common stock of Hillman, and all of the outstanding options to purchase such shares (other than shares of common stock contributed to the Purchaser as part of the Equity Contribution and dissenting shares), were converted into the right to receive an aggregate of $370.2 million in cash consideration. In connection with the acquisition, we repaid our existing senior term loan (including our interest rate swap with respect thereto) and subordinated notes and redeemed or purchased all of the outstanding shares of preferred stock of Hillman Investment Company, our direct parent and a guarantor of the notes (“Hillman Investment”), and stock options in respect of such preferred stock, for an aggregate of $322.9 million. We refer to all of the transactions referenced in this and the immediately preceding paragraph collectively as the “Merger.”

Immediately prior to the consummation of the Merger, affiliates of OHCP III (as defined below) and certain members of our management contributed an aggregate of $308.6 million in cash and shares of common stock of Hillman to the Purchaser in exchange for shares of common stock of the Purchaser. We refer to this transaction as the “Equity Contribution.”

In connection with the Merger, we issued $150.0 million in aggregate principal amount of our 10.875% Senior Notes due 2018 in a private placement, pursuant to the same indenture as the notes offered for exchange hereby. On December 6, 2010, we completed a registered exchange offer with respect to these notes for a like principal amount of registered notes, which we refer to as the “existing notes.” Upon completion of this exchange offer, the exchange notes will trade with our existing notes.

In addition, simultaneously with the Merger and the issuance of the existing notes, we entered into $320 million of new senior secured credit facilities consisting of a $290 million term loan and a $30 million revolving credit facility. We refer to this transaction as the “Bank Financing.”

Concurrently with the closing of the Merger, we closed our acquisition from Quick-Tag Holdings and Quick-Tag, Inc. to purchase therefrom the license and all patents related to the Quick-Tag product for a purchase price of $11.5 million. We refer to this acquisition as the “Quick-Tag Acquisition.” We used a portion of our borrowings under our term loan to finance the Quick-Tag Acquisition.

At closing of the Merger, we borrowed the full amount under the term loan facility and used such proceeds, the proceeds of the Equity Contribution and the proceeds from the offering of the existing notes (the “Initial Closing”) to fund the cash consideration in the Merger, to fund the repayment of our existing senior term loan and our outstanding subordinated notes and the redemption or purchase of the outstanding shares of preferred stock of Hillman Investment and stock options in respect of such preferred stock, to fund the Quick-Tag Acquisition and to pay related fees, expenses and other related payments.

As used in this prospectus, the term “Initial Transactions” means, collectively, the Merger, the Bank Financing, the Equity Contribution, the Quick-Tag Acquisition and the offering of the existing notes and the use of proceeds therefrom.

New Acquisition Transactions

On December 29, 2010, Hillman Group acquired Serv-A-Lite Products, Inc. (“Serv-A-Lite”), an East Moline, Illinois based distributor of residential fasteners and related products (the “Serv-A-Lite Acquisition”). Since its establishment in 1979, Serv-A-Lite has developed into a major supplier of fasteners and ‘hard to find’ parts to the retail hardware market. Serv-A-Lite’s excellence in specialty fasteners and electrical parts strengthens our position of providing value-added products and services to hardware retailers. On March 31, 2011, Serv-A-Lite was merged with and into Hillman Group, with Hillman Group as the surviving entity.

On March 16, 2011, Hillman Group acquired all of the membership interests in TAGWORKS, L.L.C. (“TagWorks”), an Arizona limited liability company (the “TagWorks Acquisition”) for an initial purchase price of approximately $40.0 million in cash. The closing purchase price is subject to post closing adjustments for certain changes in indebtedness and working capital of TagWorks and certain transaction expenses, in each case as provided in the purchase agreement. Pursuant to the purchase agreement, Hillman Group paid additional consideration of $12.5 million to the sellers of TagWorks on October 31, 2011. In addition, subject to fulfillment of certain conditions, Hillman Group will pay an additional earn-out payment of up to $12.5 million in 2012. Founded in 2007, TagWorks provides innovative pet ID tag programs to a leading pet products chain retailer using a unique, patent-protected / patent-pending technology and product portfolio. In conjunction with this agreement, Hillman Group entered into a license agreement with KeyWorks-KeyExpress, LLC (“KeyWorks”), a company affiliated with TagWorks, to assign its patent-pending retail key program technology to Hillman Group and to continue to work collaboratively with us to develop next generation key duplicating technology. In connection with the KeyWorks license agreement, Hillman Group is required to pay an annual royalty fee equal to the greater of $500,000 or 25% of the incremental revenue earned from the deployment of KeyWorks technology to Hillman Group’s retail customers.

In connection with the closing of the TagWorks Acquisition, Hillman Group also closed its offering of the initial notes. As used in this prospectus, the term “New Acquisition Transactions” refers to the Serv-A-Lite Acquisition and the TagWorks Acquisition.

As used in this prospectus, the term “Transactions” means, collectively, the Initial Transactions and the New Acquisition Transactions.

Recent Developments

Effective October 5, 2011, James P. Waters, the Chief Financial Officer and Secretary of Hillman was appointed as Executive Vice President and Chief Operating Officer. Mr. Waters joined Hillman in September 1999 as Chief Financial Officer, and has served in that capacity through a period of extensive growth at the Company.

Effective October 5, 2011, Anthony A. Vasconcellos was appointed as Chief Financial Officer and Secretary of the Company. Mr. Vasconcellos, age 46, is a seasoned business executive with broad financial management experience across various industries. This includes experience in international expansion, mergers and acquisitions and capital raising, all as part of strong customer service oriented management teams.

Richard Hillman, President, announced his plans to reduce his day-to-day management involvement in the Company as of October 5, 2011. He will continue his focus on the strong customer relationships he has developed over the years and will also work on new business development and special projects.

Max (Mick) Hillman, Jr., Chief Executive Officer, will assume direct responsibility for the sales and marketing executive groups that currently report to Richard Hillman.

Corporate Structure

The following chart summarizes our legal entity structure after consummation of the Transactions:

Oak Hill Investment Entities ($294.7 million equity contribution)
Members of Management and related parties ($13.9 million equity contribution)
OHCP HM Acquisition Corp. (Purchaser) (non-Guarantor)
$105.4 million junior subordinated debentures issued to the Hillman Group Capital Trust
The Hillman Companies, Inc. (Guarantor)
Hillman Investment Company (Guarantor)
The Hillman Group Capital Trust (non-Guarantor)
$105.4 million trust preferred securities
The Hillman Group, Inc. (Borrower/Issuer)
$30 million revolving credit facility
$290 million term loan
$200.0 million 10.875% senior notes
The entities within this box are subject to the covenants in the indenture.
Domestic Subsidiaries (Guarantors)
Foreign Subsidiaries (non-Guarantors)

Equity Sponsor

Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (collectively “OHCP III”) are managed by Oak Hill Capital Management, LLC (“OHCM”, and together with OHCP III and other private equity funds managed by OHCM, “Oak Hill Capital Partners” or “OHCP”). Oak Hill Capital Partners is a private equity firm with more than $8 billion of committed capital from leading entrepreneurs, endowments, foundations, corporations, pension funds and global financial institutions. Over a period of more than 24 years, the professionals at Oak Hill Capital Partners and its predecessors have invested in more than 60 significant private equity transactions. Oak Hill Capital Partners’ equity investment in Hillman was made from its current fund, OHCP III, which has $3.8 billion of committed capital and had its final close in February 2009. Oak Hill Capital Partners seeks to invest in middle-market companies with strong fundamentals, favorable competitive positions, attractive growth prospects and experienced management teams. Oak Hill Capital Partners invests across the broad segments of the U.S. and global economies with an industry-focused, theme-based approach. Oak Hill Capital Partners is one of several independent firms (which are not under common control, but may work together from time to time) operating with the Oak Hill name and investing in various asset classes, including debt securities and real estate. Each firm has a dedicated and independent management team.

Additional Information

Each of Hillman and Hillman Investment is a holding company whose assets consist solely of the equity securities of its subsidiaries. Hillman Group is a direct subsidiary of Hillman Investment and an indirect subsidiary of Hillman, and is our principal operating subsidiary. Each of Hillman, Hillman Investment and Hillman Group is a Delaware corporation.

Our headquarters are located at 10590 Hamilton Avenue, Cincinnati, Ohio. We maintain a website at http://www.hillmangroup.com. Information contained or linked on our website is not incorporated by reference in this prospectus and should not be considered a part of this prospectus.

Summary of the Exchange Offer

In this subsection, “we,” “us” and “our” refer only to The Hillman Group, Inc., as issuer of the notes, exclusive of The Hillman Companies, Inc., Hillman Investment Company and our subsidiaries.

Exchange Offer	We are offering to exchange $50,000,000 aggregate principal amount of our exchange notes for a like aggregate principal amount of our initial notes. In order to exchange your initial notes, you must properly tender them and we must accept your tender. We will exchange all outstanding initial notes that are properly tendered and not validly withdrawn.

The exchange notes constitute an additional issuance of 10.875% Senior Notes due 2018 pursuant to our indenture dated as of May 28, 2010, as amended and supplemented on December 29, 2010 and April 1, 2011, under which the existing notes were previously issued. Upon completion of this exchange offer, the exchange notes will trade with our existing notes.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on December 7, 2011 unless we decide to extend it.

Conditions to the Exchange Offer	We will complete this exchange offer only if:

•	there is no change in the laws and regulations which would impair our ability to proceed with this exchange offer;

•	there is no change in the current interpretation of the staff of the Securities and Exchange Commission (the “SEC”) permitting resales of the exchange notes; and

•

there is no stop order issued by the SEC that would suspend the effectiveness of the registration statement which includes this prospectus or the qualification of the exchange notes under the Trust Indenture Act of 1939.

Please refer to the section in this prospectus entitled “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Initial Notes	To participate in this exchange offer, you must complete, sign and date the letter of transmittal or its facsimile and transmit it, together with your initial notes to be exchanged and all other documents required by the letter of transmittal, to Wells Fargo Bank, National Association, as exchange agent, at its address indicated under “The Exchange Offer—Exchange Agent.” In the alternative, you can tender your initial notes by book-entry delivery following the procedures described in this prospectus. For more information on tendering your notes, please refer to the section in this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes.”

Special Procedures for Beneficial Owners	If you are a beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your initial notes in the exchange offer, you should contact the registered holder promptly and instruct that person to tender on your behalf.

Guaranteed Delivery Procedures	If you wish to tender your initial notes and you cannot get the required documents to the exchange agent on time, you may tender your notes by using the guaranteed delivery procedures described under the section of this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes—Guaranteed Delivery Procedure.”

Withdrawal Rights	You may withdraw the tender of your initial notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated under “The Exchange Offer—Exchange Agent” before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Acceptance of Initial Notes and Delivery of Exchange Notes	If all the conditions to the completion of this exchange offer are satisfied, we will accept any and all initial notes that are properly tendered in this exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return any initial note that we do not accept for exchange to you without expense promptly after the expiration date. We will deliver the exchange notes to you promptly after the expiration date and acceptance of your initial notes for exchange. Please refer to the section in this prospectus entitled “The Exchange Offer—Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes.”

Federal Income Tax Considerations Relating to the Exchange Offer	Exchanging your initial notes for exchange notes will not be a taxable event to you for United States federal income tax purposes. Please refer to the section of this prospectus entitled “Federal Income Tax Considerations.”

Exchange Agent	Wells Fargo Bank, National Association is serving as exchange agent in the exchange offer.

Fees and Expenses	We will pay the expenses related to this exchange offer. Please refer to the section of this prospectus entitled “The Exchange Offer—Fees and Expenses.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy certain of our obligations under our registration rights agreement entered into in connection with the offering of the initial notes.

Consequences to Holders Who Do Not Participate in the Exchange Offer	If you do not participate in this exchange offer:

•	except as set forth in the next paragraph, you will not necessarily be able to require us to register your initial notes under the Securities Act;

•

you will not be able to resell, offer to resell or otherwise transfer your initial notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, registration under the Securities Act; and

•	the trading market for your initial notes will become more limited to the extent other holders of initial notes participate in the exchange offer.

•	You will not be able to require us to register your initial notes under the Securities Act unless:

•	the exchange offer is not permitted by applicable law or SEC policy;

•	you are prohibited by applicable law or SEC policy from participating in the exchange offer;

•

you may not resell the exchange notes you acquire in the exchange offer to the public without delivering a prospectus and that the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by you; or

•	you are a broker-dealer and hold initial notes acquired directly from us or one of our affiliates.

In these cases, the registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this paragraph. We do not currently anticipate that we will register under the Securities Act any notes that remain outstanding after completion of the exchange offer.

Please refer to the section of this prospectus entitled “The Exchange Offer—Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences.”

Resales	It may be possible for you to resell the exchange notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to the conditions described under “—Obligations of Broker-Dealers” below.

To tender your initial notes in this exchange offer and resell the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, you must make the following representations:

•	you are authorized to tender the initial notes and to acquire exchange notes, and that we will acquire good and unencumbered title thereto;

•	the exchange notes acquired by you are being acquired in the ordinary course of business;

•

you have no arrangement or understanding with any person to participate in a distribution of the exchange notes and are not participating in, and do not intend to participate in, the distribution of such exchange notes;

•

you are not an “affiliate,” as defined in Rule 405 under the Securities Act, of ours, or you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; and

•

if you are a broker-dealer, initial notes to be exchanged were acquired by you as a result of market-making or other trading activities and you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

Please refer to the sections of this prospectus entitled “The Exchange Offer—Procedure for Tendering Initial Notes—Proper Execution and Delivery of Letters of Transmittal,” “Risk Factors—Risks Relating to the Exchange Offer—Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes” and “Plan of Distribution.”

Obligations of Broker-Dealers	If you are a broker-dealer (1) who receives exchange notes, you must acknowledge that you will deliver a prospectus in connection with any resales of the exchange notes, (2) who acquired the initial notes as a result of market making or other trading activities, you may use the exchange offer prospectus as supplemented or amended, in connection with resales of the exchange notes, or (3) who acquired the initial notes directly from the issuer in the initial offering and not as a result of market making and trading activities, you must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with resales of the exchange notes.

Summary of Terms of the Exchange Offer

The summary below describes the principal terms of the exchange notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuer	The Hillman Group, Inc.

Notes Offered	$50,000,000 in aggregate principal amount of our 10.875% Senior Notes due 2018. The forms and terms of the exchange notes are the same as the form and terms of the initial notes except that the issuance of the exchange notes is registered under the Securities Act, the exchange notes will not bear legends restricting their transfer and the exchange notes will not be entitled to registration rights under our registration rights agreement. The exchange notes will evidence the same debt as the initial notes. The initial notes, the exchange notes and the existing notes will be governed by the indenture dated as of May 28, 2010, as amended and supplemented on December 29, 2010 and April 1, 2011.

Maturity Date	June 1, 2018

Interest	10.875% per year (calculated using a 360-day year).

Interest Payment Dates	Each June 1 and December 1, commencing December 1, 2011, in the case of the exchange notes.

Ranking	The notes are our general unsecured, senior obligations. Accordingly, they rank:

•

effectively subordinate to all of our existing and future secured indebtedness, including indebtedness under the term loan and the revolving credit facility, to the extent of the value of the collateral securing such indebtedness;

•

effectively subordinate to all existing and future indebtedness and other liabilities, including trade payables, of any non-guarantor subsidiaries (other than indebtedness and other liabilities owed to Hillman Group);

•	equal in right of payment to all of our existing and future senior unsecured indebtedness; and

•	senior in right of payment to all of our future subordinated indebtedness.

As of June 30, 2011, we had approximately $609.1 million of total indebtedness, of which:

•

$105.4 million was indebtedness of Hillman, consisting of the 11.6% junior subordinated debentures due 2027 issued to the Hillman Trust (which represents the liquidation value of the Trust Preferred Securities); and

•	$503.7 million was indebtedness of Hillman Group, consisting of $287.1 million of senior secured debt under our term loan and $204.5 million of unsecured debt under the notes; and

•	$5.9 million committed for letters of credit and $12.1 million available for borrowings under our revolving credit facility.

In addition, as of June 30, 2011, there was outstanding a $105.4 million subordinated intercompany note due 2027 (the “Intercompany Note”) of Hillman Group held by Hillman Investment. The Intercompany Note was issued in connection with the issuance of the 11.6% junior subordinated debentures of Hillman and the trust preferred securities of Hillman Trust.

The indenture governing the notes restricts the ability of Hillman Group to refinance or otherwise pay principal or interest on the Intercompany Note.

Guarantees	The notes are unconditionally guaranteed, jointly and severally, on a senior unsecured basis by Hillman, Hillman Investment and each of Hillman Group’s existing and future domestic subsidiaries. All of the guarantors have guaranteed Hillman Group’s obligations under our term loan and our revolving credit facility on a senior secured basis. In the future, the guarantees may be released or terminated under certain circumstances. See “Description of Notes—Note Guarantees.”

Each guarantee ranks:

•

effectively subordinate to all existing and future secured indebtedness of the guarantor, including its guarantee of indebtedness under the term loan and the revolving credit facility, to the extent of the value of the collateral securing such indebtedness;

•	effectively subordinate to all existing and future indebtedness and other liabilities, including trade payables, of any non-guarantor subsidiaries;

•	equal in right of payment to all existing and future senior unsecured indebtedness of the guarantor; and

•	senior in right of payment to any future subordinated indebtedness of the guarantor.

Not all of our subsidiaries guarantee the notes. As of June 30, 2011:

•	the notes were effectively subordinated to $2.2 million of indebtedness and other liabilities (including trade payables) of our non-guarantor subsidiaries; and

•

our non-guarantor subsidiaries had assets representing approximately .25% of our consolidated assets as of June 30, 2011, and revenue representing approximately 3.4% of our consolidated revenues for the six months ended June 30, 2011.

Optional Redemption	Prior to June 1, 2014, we may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a make-whole premium and accrued and unpaid interest to the date of redemption.

On and after June 1, 2014, we may redeem the notes, in whole or in part, at the redemption prices set forth under “Description of Notes—Optional Redemption.”

At any time prior to June 1, 2013, we may, from time to time, redeem up to 35% of the aggregate principal amount of the notes with the net cash proceeds of certain equity offerings at the redemption price set forth under “Description of Notes—Optional Redemption,” if at least 65% of the aggregate principal amount of the notes issued under the indenture remains outstanding immediately after such redemption and the redemption occurs within 90 days of the closing date of such equity offering.

Change of Control	If a change of control occurs, each holder of notes may require us to repurchase all or a portion of its notes for cash at a price equal to 101% of the aggregate principal amount of such notes, plus any accrued and unpaid interest to, but not including, the date of repurchase.

Certain Covenants	The indenture governing the exchange notes is the same indenture that governs the initial notes and the existing notes. The indenture contains covenants that, among other things, limit the ability of Hillman Group and its direct and indirect restricted subsidiaries to:

•	sell assets;

•	pay dividends or make other distributions on capital stock or subordinated indebtedness;

•	make investments;

•	incur additional indebtedness or issue preferred stock;

•	create certain liens;

•	enter into agreements that restrict dividends or other payments from our restricted subsidiaries to us;

•	consolidate, merge or transfer all or substantially all of the assets of our company;

•	engage in transactions with affiliates; and

•	create unrestricted subsidiaries.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of Notes” in this prospectus. These covenants are generally not applicable to Hillman, Hillman Investment or any of their subsidiaries (other than the Hillman Group and its direct and indirect restricted subsidiaries).

Absence of a Public Market for the Exchange Notes	The exchange notes are an addition to a relatively new issue of securities. The initial notes have traded separately from our existing notes. Upon completion of this exchange offer, the exchange notes will trade together with our existing notes. We cannot assure you that a market for the notes will develop or that this market will be liquid. Please refer to the section of this prospectus entitled “Risk Factors—Risks Relating to the Notes and Our Indebtedness—There is no established trading market for the exchange notes, and you may not be able to sell them quickly or at the price that you paid.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange solely to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the initial notes.

Form of the Exchange Notes	The exchange notes will be represented by one or more permanent global securities in registered form deposited on behalf of The Depository Trust Company with Wells Fargo Bank, National Association, as custodian. You will not receive exchange notes in certificated form unless one of the events described in the section of this prospectus entitled “Description of Notes—Book Entry; Delivery and Form—Exchange of Book-Entry Notes for Certificated Notes” occurs. Instead, beneficial interests in the exchange notes will be shown on, and transfers of these exchange notes will be effected only through, records maintained in book entry form by The Depository Trust Company with respect to its participants.

Risk Factors	You should consider carefully the information set forth in the section entitled “Risk Factors” beginning on page 27 of this prospectus and all other information contained in this prospectus before deciding to invest in the exchange notes.

Summary Historical and Pro Forma Consolidated Financial Information

The following table sets forth our summary historical and pro forma consolidated financial information. The summary historical consolidated financial information set forth below for each of the years in the two year period ended December 31, 2009, the five months ended May 28, 2010, the seven months ended December 31, 2010 and as of December 31, 2009 and 2010 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial information set forth below for the one month ended June 30, 2010 and the six months ended June 30, 2011 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial information set forth below for the five months ended May 28, 2010, the one month ended June 30, 2010, the seven months ended December 31, 2010 and the six months ended June 30, 2011 is not necessarily indicative of the results of operations that would be achieved over the course of an actual fiscal year.

The following table also presents certain summary pro forma financial information for the year ended December 31, 2010 that gives effect to the Initial Transactions as if they had occurred at the beginning of the respective periods.

The summary historical consolidated financial information presented below is not necessarily indicative of results of future operations and should be read together with our consolidated financial statements and related notes and the information included elsewhere in this prospectus under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Capitalization” and “Unaudited Pro Forma Financial Information.”

Our summary historical consolidated financial information for each of the years in the two year period ended December 31, 2009 and the five months ended May 28, 2010 is referenced herein as the predecessor financial statements (the “Predecessor” or “Predecessor Financial Statements”). Our summary historical consolidated financial information for the one month ended June 30, 2010, the seven months ended December 31, 2010 and the six months ended June 30, 2011 is referenced herein as the successor financial statements (the “Successor” or “Successor Financial Statements”).

Statement of Operations Data:

	Predecessor			Successor
	Year ended December 31,		Five Months Ended May 28, 2010	One Month Ended June 30, 2010	Seven Months Ended December 31, 2010	Six Months Ended June 30, 2011
($ in thousands)	2008	2009
Net sales	$481,923	$458,161	$185,716	$47,700	$276,680	$246,690
Cost of sales (1)	244,647	224,642	89,773	23,022	136,554	121,881

Operating expenses:
Selling, general and administrative expenses	161,350	159,150	82,850	14,299	90,760	84,367
Non-recurring expense	—	—	11,342	10,403	11,150	1,780
Depreciation	17,835	16,993	7,283	1,522	11,007	10,241
Amortization	7,073	6,912	2,678	1,515	10,669	10,077
Management and transaction fees to related party	1,043	1,010	438	—	—	—

Total operating expenses	187,301	184,065	104,591	27,739	123,586	106,465

Other income (expense), net	(2,250)	(120)	(114)	(136)	145	438

Income (loss) from operations	47,725	49,334	(8,762)	(3,197)	16,685	18,782
Interest expense, net	20,545	15,521	8,327	3,619	20,712	20,525
Interest expense on mandatorily redeemable preferred stock and management purchased options	11,091	12,312	5,488	—	—	—
Interest expense on junior subordinated debentures	12,609	12,820	5,254	1,051	7,356	6,305
Investment income on trust common securities	(378)	(378)	(158)	(31)	(220)	(189)

Income (loss) before income taxes	3,858	9,059	(27,673)	(7,836)	(11,163)	(7,859)

Income tax (benefit) provision	5,023	10,289	(2,465)	(2,037)	(3,125)	(2,109)

Net income (loss)	$(1,165)	$(1,230)	$(25,208)	(5,799)	$(8,038)	$(5,750)

Operating and Other Financial Data:
Net cash provided by (used for) operating activities	$37,592	$71,997	$(483)	$(7,160)	$11,199	$(7,574)
Net cash used for investing activities	(13,409)	(12,971)	(5,411)	(12,849)	(43,760)	(48,955)
Net cash provided by (used for) financing activities	(28,969)	(48,995)	(10,003)	28,373	38,879	51,982
Adjusted EBITDA (2)	77,391	83,303	32,175	10,323	50,213	42,660
Ratio of earnings to fixed charges (3)	1.08x	1.20x	—	—	—	—

Other Data:
Capital expenditures	$(13,409)	$(12,971)	$(5,411)	$(1,349)	$(9,675)	$(8,596)

Balance Sheet Data:

	Predecessor		Successor
	Year Ended December 31,		As of June 30,	As of December 31,	As of June 30,
($ in thousands)	2008	2009	2010	2010	2011
Cash and cash equivalents	$7,133	$17,164	$9,631	$7,585	$3,038
Total assets	650,677	628,481	1,013,338	1,052,778	1,125,022
Working capital (5)	126,527	110,610	120,550	120,440	115,202
Total debt (6)	358,115	313,115	545,443	555,993	610,475
Stockholders’ equity (deficit)	9,478	(10,559)	303,169	287,731	282,797

(1)	Excludes depreciation and amortization, which is included in total operating expenses. Cost of sales includes royalty payments made pursuant to the Quick-Tag license of $2,829,905 and $2,423,081 for the years ended December 31, 2008 and 2009, respectively, and $757,252, $61, $61 and $0 for the five months ended May 28, 2010, the one month ended June 30, 2010, the seven months ended December 31, 2010 and the six months ended June 30, 2011. We completed the Quick-Tag Acquisition in connection with the Merger. See “The Transactions” and “Unaudited Pro Forma Financial Information.”
(2)	We present Adjusted EBITDA as a supplemental measure of our performance. Adjusted EBITDA represents EBITDA adjusted for management fees, stock compensation costs, exchange rate gains/losses, non-recurring legal and professional fees and other non-recurring general and administrative costs. These further adjustments are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA margin represents Adjusted EBITDA divided by net sales.

Pro Forma Data:
Year Ended December 31, 2010
Pro forma Adjusted EBITDA (4)	$83,159
Pro Forma Net loss (4)	$(2,343)

The following table reconciles Adjusted EBITDA to net loss:

	Predecessor			Successor
	Year Ended December 31,		Five Months Ended May 28,	One Month Ended June 30,	Seven Months Ended December 31,	Six Months Ended June 30,
($ in thousands)	2008	2009	2010	2010	2010	2011
Net loss	$(1,165)	$(1,230)	$(25,208)	$(5,799)	$(8,038)	$(5,750)
Interest expense, net	20,545	15,521	8,327	3,619	20,712	20,525
Interest expense on mandatorily redeemable preferred stock and management purchased options	11,091	12,312	5,488	—	—	—
Interest expense on junior subordinated debentures	12,609	12,820	5,254	1,051	7,356	6,305
Investment income on trust common securities	(378)	(378)	(158)	(31)	(220)	(189)
Income tax (benefit) provision	5,023	10,289	(2,465)	(2,037)	(3,125)	(2,109)
Depreciation	17,835	16,993	7,283	1,522	11,007	10,241
Amortization	7,073	6,912	2,678	1,515	10,669	10,077
EBITDA	$72,633	$73,239	$1,199	(160)	$38,361	$39,100

Management and transaction fees to related party	1,043	1,010	438	—	—	—
Stock compensation expense	2,481	8,737	19,053	—	—	—
Exchange rate (gain) loss	980	(536)	(76)	80	(315)	(391)
Other adjustments (a)	254	853	11,561	10,403	12,167	3,951
Adjusted EBITDA	$77,391	$83,303	$32,175	$10,323	$50,213	$42,660

(a)	Other adjustments for the year ended December 31, 2009 and the six months ended June 30, 2010 were primarily one-time costs related to the shutdown of the Albany, New York distribution facility and severance costs following the elimination of certain positions in the first quarter of 2009. In the five months ended May 28, 2010, the one month ended June 30, 2010 and seven months ended December 31, 2010, other adjustments were primarily one-time restructuring costs and one-time charges for investment banking, legal, diligence and professional fees. In the six months ended June 30, 2011 other adjustments were primarily one-time charges for investment banking, legal, diligence and professional fees.

We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use Adjusted EBITDA because our credit agreement and our indenture use measures similar to Adjusted EBITDA to measure our compliance with certain covenants. See “Non-GAAP Financial Information.”

(3)	The ratio of earnings to fixed charges is computed by dividing fixed charges into net income (loss) before provision (benefit) for income taxes plus fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.

(4)	The pro forma information presented should be read in conjunction with the unaudited pro forma financial information in this prospectus. See “Unaudited Pro Forma Financial Information.” The following tables reconcile pro forma Adjusted EBITDA to pro forma net loss for the periods presented:

($ in thousands)	Year Ended December 31, 2010
Pro forma net loss	$(2,343)
Interest expense, net	33,919
Interest expense on mandatorily redeemable preferred stock and management purchased options	—
Interest expense on junior subordinated debentures	12,610
Investment income on trust common securities	(378)
Income tax (benefit) provision	2,032
Depreciation	18,290
Amortization	18,184

Pro forma EBITDA	$82,314

Management and transaction fees to related party	—
Stock compensation expense	—
Exchange rate (gain) loss	(391)
Other adjustments (a)	1,236

Pro forma Adjusted EBITDA	$83,159

(a)	In the year ended December 31, 2010, other adjustments were primarily one-time restructuring costs and one-time charges for investment banking, legal, diligence and professional fees. In the six months ended June 30, 2011 other adjustments were primarily one-time charges for investment banking, legal, diligence and professional fees.

Pro forma Adjusted EBITDA margin represents pro forma Adjusted EBITDA divided by pro forma net sales.

Pro forma Adjusted EBITDA is subject to all of the limitations that apply to Adjusted EBITDA. See footnote 2 above and “Non-GAAP Financial Information.”

(5)	Working capital represents current assets less current liabilities.

(6)	Also includes the current portion of long term debt. On an as adjusted basis, includes $105.4 million of indebtedness of Hillman and indebtedness of Hillman Group. Does not include the Intercompany Note. See “Capitalization” and “Description of Certain Other Indebtedness—Intercompany Note.”

RISK FACTORS

Investing in the exchange notes involves risk as discussed below. If any of the following risks occur or are otherwise realized, our business, financial condition and results of operations could be materially adversely affected. You should consider carefully the risks described below, the information set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and all other information in this prospectus, including our financial statements and the related notes and schedules thereto, as well as in other documents that we file with the SEC before deciding to invest in the exchange notes.

Risks relating to our Business

Current economic conditions may adversely impact demand for our products, reduce access to credit and cause our customers and others with which we do business to suffer financial hardship, all of which could adversely impact our business, results of operations, financial condition and cash flows.

Our business, financial condition and results of operations have and may continue to be affected by various economic factors. The U.S. economy has undergone a period of recession and the future economic environment may continue to be less favorable than that of recent years. This slowdown has, and could further lead to, reduced consumer and business spending in the foreseeable future, including by our customers. In addition, economic conditions, including decreased access to credit, may result in financial difficulties leading to restructurings, bankruptcies, liquidations and other unfavorable events for our customers, suppliers and other service providers. If such conditions continue or further deteriorate in 2011 or through fiscal 2012, our industry, business and results of operations may be severely impacted.

Our business is impacted by general economic conditions in the U.S. and international markets, particularly the U.S. retail markets, including hardware stores, home centers, mass merchants, and other retailers. In recent quarters, operations have been negatively impacted by the general downturn in the U.S. economy, including higher unemployment figures, and the contraction of the retail market. Although there have been certain signs of improvement in the economy, generally such conditions are not expected to improve significantly in the near term and may have the effect of reducing consumer spending which could adversely affect our results of operations during the next year.

If the current weakness continues in the retail markets including hardware stores, home centers, mass merchants and other retail outlets in North America, or general recessionary conditions worsen, it could have a material adverse effect on our business.

Our business has been adversely affected by the decline in the North American economy, particularly with respect to retail markets, including hardware stores, home centers, lumberyards and mass merchants. It is possible this softness will continue or further deteriorate in 2011 or through fiscal 2012. To the extent it persists or deteriorates, there is likely to be an unfavorable impact on demand for our products which could have a material adverse effect on sales, earnings and cash flows. In addition, due to current economic conditions, it is possible certain customers’ credit-worthiness may erode resulting in increased write-offs of customer receivables.

We operate in a highly competitive industry, which may have a material adverse effect on our business, financial condition and results of operations.

The retail industry is highly competitive, with the principal methods of competition being price, quality of service, quality of products, product availability, credit terms and the provision of value-added services, such as merchandising design, in-store service and inventory management. We encounter competition from a large number of regional and national distributors, some of which have greater financial resources than us and may offer a greater variety of products. If these competitors are successful, our business, financial condition and results of operations may be materially adversely affected.

Our failure to develop and introduce next generation key duplication and engraving technology could render our key duplicating modules uncompetitive or obsolete and reduce our net sales and market share.

Our success requires that we invest significant financial resources in research and development to keep pace with technological advances in the key duplication and engraving technology. However, research and development activities are inherently uncertain, and we could encounter practical difficulties in commercializing our research results. Our expenditures on research and development may not be sufficient to produce the desired technological advances, or they may not produce corresponding benefits. Our key duplication and engraving machines may be rendered obsolete by the technological advances of our competitors, which could harm our results of operations and adversely impact our net sales and market share.

Our business, financial condition and results of operations may be materially adversely affected by seasonality.

In general, we have experienced seasonal fluctuations in sales and operating results from quarter to quarter. Typically, the first calendar quarter is the weakest due to the effect of weather on home projects and the construction industry.

Large customer concentration and the inability to penetrate new channels of distribution could adversely affect the business.

Our three largest customers constituted approximately 43.8% of net sales and 52.5% of the accounts receivable balance for the year ended December 31, 2010. Each of these customers is a Big Box chain store. As a result, our results of operations depend greatly on our ability to maintain existing relationships and arrangements with these Big Box chain stores. To the extent the Big Box chain stores are materially adversely impacted by the current economic slowdown, this could have a negative effect on our results of operations. The loss of one of these customers or a material adverse change in the relationship with these customers could have a negative impact on our business. Our inability to penetrate new channels of distribution may also have a negative impact on our future sales and business.

Successful sales and marketing efforts depend on our ability to recruit and retain qualified employees.

The success of our efforts to grow our business depends on the contributions and abilities of key executives, our sales force and other personnel, including the ability of our sales force to achieve adequate customer coverage. We must therefore continue to recruit, retain and motivate management, sales and other personnel to maintain our current business and support its projected growth. A shortage of these key employees might jeopardize our ability to implement our growth strategy.

We are exposed to adverse changes in currency exchange rates.

Exposure to foreign currency risk results because we, through our global operations, enter into transactions and make investments denominated in multiple currencies. Our predominant exposures are in Mexican, Canadian and Asian currencies, including the Chinese Renminbi (“RMB”). In preparing our financial statements, for foreign operations with functional currencies other than the U.S. dollar, asset and liability accounts are translated at current exchange rates, and income and expenses are translated using weighted-average exchange rates. With respect to the effects on translated earnings, if the U.S. dollar strengthens relative to local currencies, our earnings could be negatively impacted. We do not make a practice of hedging our non-U.S. dollar earnings.

We source many products from China and other Asian countries for resale in other regions. To the extent the RMB or other currencies appreciate with respect to the U.S. dollar, we may experience cost increases on such purchases. The RMB appreciated approximately 3% versus the U.S. dollar in 2010 and remained substantially unchanged in 2009. The RMB currency fluctuation in 2010 and 2009 has not generated material cost increases for products sourced from China, however further significant appreciation of the RMB or other currencies in countries where we source product could adversely impact profitability. We may not be successful at implementing customer pricing or other actions in an effort to mitigate the related cost increases and thus our results of operations may be adversely impacted.

Our results of operations could be negatively impacted by inflation or deflation in the cost of raw materials, freight and energy.

Our products are manufactured of metals, including but not limited to steel, aluminum, zinc, and copper. Additionally, we use other commodity based materials in the manufacture of LNS that are resin based and subject to fluctuations in the price of oil. We are also exposed to fluctuations in the price of diesel fuel in the form of freight surcharges on customer shipments and the cost of gasoline used by the field sales and service force. As described in more detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we have been negatively impacted by commodity and freight inflation in recent years. Continued inflation over a period of years would result in significant increases in inventory costs and operating expenses. If we are unable to mitigate these inflation increases through various customer pricing actions and cost reduction initiatives, our financial condition may be adversely affected. Conversely, in the event there is deflation, we may experience pressure from our customers to reduce prices. There can be no assurance that we would be able to reduce our cost base (through negotiations with suppliers or other measures) to offset any such price concessions, which could adversely impact our results of operations and cash flows.

Our business is subject to risks associated with sourcing product from overseas.

We import large quantities of our fastener products. Substantially all of our import operations are subject to customs requirements and to tariffs and quotas set by governments through mutual agreements or bilateral actions. In addition, the countries from which our products and materials are manufactured or imported may, from time to time, impose additional quotas, duties, tariffs or other restrictions on its imports or adversely modify existing restrictions. Adverse changes in these import costs and restrictions, or our suppliers’ failure to comply with customs regulations or similar laws, could harm our business.

Our ability to import products in a timely and cost-effective manner may also be affected by conditions at ports or issues that otherwise affect transportation and warehousing providers, such as port and shipping capacity, labor disputes, severe weather or increased homeland security requirements in the U.S. and other countries. These issues could delay importation of products or require us to locate alternative ports or warehousing providers to avoid disruption to customers. These alternatives may not be available on short notice or could result in higher transit costs, which could have an adverse impact on our business and financial condition.

Acquisitions have formed a significant part of our growth strategy in the past and may continue to do so. If we are unable to identify suitable acquisition candidates or obtain financing needed to complete an acquisition, our growth strategy may not succeed.

Historically, our growth strategy has relied on acquisitions that either expand or complement our businesses in new or existing markets. However, there can be no assurance that we will be able to identify or acquire acceptable acquisition candidates on terms favorable to us and in a timely manner, if at all, to the extent necessary to fulfill our growth strategy.

The process of integrating acquired businesses into our operations, including recently acquired Serv-A-Lite and TagWorks, may result in unforeseen difficulties and may require a disproportionate amount of resources and management’s attention, and there can be no assurance that we will be able to successfully integrate acquired businesses into our operations.

The current economic environment may make it difficult to acquire businesses in order to further our growth strategy. We will continue to seek acquisition opportunities both to expand into new markets and to enhance our position in our existing markets. However, our ability to do so will depend on a number of factors, including our ability to obtain financing that we may need to complete a proposed acquisition opportunity which may be unavailable or available on terms that are not advantageous to us. If financing is unavailable, we may be forced to forego otherwise attractive acquisition opportunities which may have a negative effect on our ability to grow.

Failure to maintain effective internal control over financial reporting or disclosure controls and procedures could have a material adverse effect on our operating results.

Maintaining effective internal control over financial reporting and disclosure controls and procedures is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to maintain adequate internal control over financial reporting and effective disclosure controls and procedures, we may not be able to accurately report our financial results in a timely manner or prevent fraud and our business and operating results could be harmed. We reported an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2009 because of a material weakness identified by management related to income tax accounting. For the same reasons, our Chief Executive Officer and then Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2009 and June 30, 2010. During the year ended December 31, 2010, we implemented controls and enhanced procedures to address this material weakness in internal control over financial reporting. As of December 31, 2010, management concluded that our internal control over financial reporting was effective. Any failure to remediate deficiencies noted by our independent registered public accounting firm or our management to implement required new or improved controls or difficulties encountered in their implementation could result in material misstatements in our financial statements. A failure to implement improved internal controls, or difficulties encountered in their implementation or execution, could cause future delays in our reporting obligations and could have a material adverse effect on us.

If we were required to write down all or part of our goodwill or indefinite-lived tradenames, our results of operations could be materially adversely affected.

As a result of the Transactions, we had $451 million of goodwill and $49 million of indefinite-lived tradenames recorded on our consolidated balance sheet at June 30, 2011. We are required to periodically determine if our goodwill or indefinite-lived tradenames have become impaired, in which case we would write down the impaired portion of the intangible asset. If we were required to write down all or part of our goodwill or indefinite-lived tradenames, our net income could be materially adversely affected.

Our success is highly dependent on information and technology systems.

We believe that our proprietary computer software programs are an integral part of our business and growth strategies. We depend on our information systems to process orders, to manage inventory and accounts receivable collections, to purchase, sell and ship products efficiently and on a timely basis, to maintain cost-effective operations and to provide superior service to our customers. There can be no assurance that the precautions which we have taken against certain events that could disrupt the operations of our information systems will prevent the occurrence of such a disruption. Any such disruption could have a material adverse effect on our business and results of operations.

Risks relating to the Notes and Our Indebtedness

Our substantial indebtedness could adversely affect our operations and financial data and prevent us from fulfilling our obligations under the notes.

We have now a significant amount of indebtedness. On June 30, 2011, we had total indebtedness of $609.1 million, consisting of $105.4 million of indebtedness of Hillman (which represents the liquidation value of the Trust Preferred Securities) and $503.7 million of indebtedness of Hillman Group.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

In addition, the indenture and our senior secured credit facilities contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

The level of indebtedness and the significant debt servicing costs associated with our indebtedness requires that a substantial portion of cash flows from operations be dedicated to make payments on debt, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, and other general corporate purposes; limiting flexibility in planning for, or reacting to, changes in the industries in which we compete; placing us at a competitive disadvantage compared to competitors, some of whom have lower debt service obligations and greater financial resources; limiting the ability to borrow additional funds; and increasing our vulnerability to general adverse economic and industry conditions.

The decline of general economic conditions in the U.S. capital markets over the past two years has significantly reduced the availability of credit for a number of companies. This may impact our ability to borrow additional funds, if necessary.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture do not fully prohibit us or our subsidiaries from doing so. Our senior secured credit facilities permit additional borrowing of up to $30.0 million and all of those borrowings would rank senior to the notes and the guarantees. If new debt is added to our current debt levels, the related risks that we and they now face could intensify. See “Description of Notes” and “Description of Certain Other Indebtedness—Senior Secured Credit Facilities.”

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness, including these notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including these notes on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our credit facility and these notes, on commercially reasonable terms or at all.

The failure to meet certain financial covenants required by our credit agreement may materially and adversely affect assets, financial position and cash flows.

Our credit agreement requires the maintenance of a secured leverage ratio, and limits our ability to incur debt, make investments, make dividend payments to holders of the 11.6% Trust Preferred Securities (“Trust Preferred Securities”) or undertake certain other business activities unless a specified leverage ratio or interest coverage ratio, as applicable, is satisfied at the time such action is proposed to be taken. In particular, our maximum allowed leverage requirement is 6.0x, excluding the junior subordinated debentures, as of June 30, 2011. A breach of the leverage covenant, or any other covenants, could result in an event of default under the credit agreement. Upon the occurrence of an event of default under the credit agreement, all amounts outstanding, together with accrued interest, could be declared immediately due and payable by our lenders. If this happens, our assets may not be sufficient to repay in full the payments due under the credit agreement. The current credit market environment and other macro-economic challenges affecting the global economy may adversely impact our ability to borrow sufficient funds or sell assets or equity in order to pay existing debt.

Your right to receive payments on the notes is effectively subordinated to the rights of our existing and future secured creditors. Further, the guarantees of the notes are effectively subordinated to all our guarantors’ existing and future secured indebtedness. The notes will also be structurally subordinated to the indebtedness of our non-guarantor subsidiaries.

Holders of our secured indebtedness and the secured indebtedness of the guarantors have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing that other indebtedness. Notably, we and the guarantors are parties to the senior secured credit facilities, which are secured by liens on substantially all of our assets and the assets of the guarantors. The notes are effectively subordinated to all that secured indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to those of our assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness.

As of June 30, 2011, the aggregate amount of our secured indebtedness was approximately $287.1 million, and $12.1 million was available for additional borrowing under our credit facility. We may be permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the indenture. See “Description of Certain Other Indebtedness—Senior Secured Credit Facilities.”

In addition, the notes are structurally subordinated to the indebtedness of our non-guarantor subsidiaries. As of June 30, 2011, the notes were effectively junior to $2.2 million of indebtedness and other liabilities (including trade payables) of our non-guarantor subsidiaries. Our non-guarantor subsidiaries generated 3.4% of our consolidated revenues in the six months ended June 30, 2011 and held .25% of our consolidated assets as of June 30, 2011.

We are permitted to create unrestricted subsidiaries, which will not be subject to any of the covenants in the indenture, and we may not be able to rely on the cash flow or assets of those unrestricted subsidiaries to pay our indebtedness.

Unrestricted subsidiaries will not be subject to the covenants under the indenture governing the notes. Unrestricted subsidiaries may enter into financing arrangements that limit their ability to make loans or other payments to fund payments in respect of the notes. Accordingly, we may not be able to rely on the cash flow or assets of unrestricted subsidiaries to pay any of our indebtedness, including the notes.

We are subject to fluctuations in interest rates, and are now subject to fluctuating value in our interest rate swap due to the de-designation of the interest rate swap hedging relationship and related accounting treatment effective as of April 18, 2011.

All of our indebtedness incurred in connection with the Bank Financing has variable rate interest. Increases in borrowing rates will increase our cost of borrowing, which may affect our results of operations and financial condition.

We may choose to redeem notes when prevailing interest rates are relatively low.

We may choose to redeem the notes from time to time, especially when prevailing interest rates are lower than the rate borne by the notes. If prevailing rates are lower at the time of redemption, you would not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the notes being redeemed. Our redemption right also may adversely impact your ability to sell your notes as the optional redemption date or period approaches.

There is no established trading market for the exchange notes, and you may not be able to sell them quickly or at the price that you paid.

The exchange notes are an addition to a relatively new issue of securities for which there is no established trading market. We do not intend to apply for exchange notes to be listed on any securities exchange or to arrange for their quotation on any automated dealer quotation system. The initial purchasers in the offering of the initial notes have advised us that as of the issuance date of the initial notes they intended to make a market in the notes, but the initial purchasers are not obligated to do so. The initial purchasers may discontinue any market making in the notes at any time, in their sole discretion. As a result, we cannot assure you as to the liquidity of any trading market for the exchange notes.

We also cannot assure you that you will be able to sell the exchange notes at a particular time or that the prices that you receive when you sell will be favorable. Future trading prices of the notes will depend on many factors, including:

•	our operating performance and financial condition;

•	the interest of securities dealers in making a market; and

•	the market for similar securities.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the exchange notes will be subject to disruptions. Any disruptions may have a negative effect on noteholders, regardless of our prospects and financial performance.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•

if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of the notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

We may not be able to fulfill our repurchase obligations with respect to the notes upon a change of control.

If we experience certain specific change of control events, we will be required to offer to repurchase all of our outstanding notes at 101% of the principal amount of such notes plus accrued and unpaid interest to the date of repurchase. We cannot assure you that we will have available funds sufficient to pay the change of control purchase price for any or all of the notes that might be tendered in the change of control offer.

The definition of change of control in the indenture governing the notes includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of our and our restricted subsidiaries’ assets, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a sale, transfer, conveyance or other disposition of less than all of our and our restricted subsidiaries” assets taken as a whole to another person or group may be uncertain. In addition, a recent Delaware Chancery Court decision raised questions about the enforceability of provisions, which are similar to those in the indenture governing the notes related to the triggering of a change of control as a result of a change in the composition of a board of directors. Accordingly, the ability of a holder of notes to require us to repurchase notes as a result of a change in the composition of our board of directors may be uncertain.

In addition, our credit facility contains, and any future credit agreement likely will contain, restrictions or prohibitions on our ability to repurchase the notes under certain circumstances. If these change of control events occur at a time when we are prohibited from repurchasing the notes, we may seek the consent of our lenders to purchase the notes or could attempt to refinance the borrowings that contain these prohibitions or restrictions. If we do not obtain our lenders’ consent or refinance these borrowings, we will not be able to repurchase the notes. Accordingly, the holders of the notes may not receive the change of control purchase price for their notes in the event of a sale or other change of control, which will give the trustee and the holders of the notes the right to declare an event of default and accelerate the repayment of the notes. See “Description of Notes—Repurchase at the Option of Holders—Change of Control.”

A financial failure by us or our subsidiaries may result in the assets of any or all of those entities becoming subject to the claims of all creditors of those entities.

A financial failure by us or our subsidiaries could affect payment of the notes if a bankruptcy court were to substantively consolidate us and our subsidiaries. If a bankruptcy court substantively consolidated us and our subsidiaries, the assets of each entity would become subject to the claims of creditors of all entities. This would expose holders of notes not only to the usual impairments arising from bankruptcy, but also to potential dilution of the amount ultimately recoverable because of the larger creditor base. Furthermore, forced restructuring of the notes could occur through the “cram-down” provisions of the bankruptcy code. Under these provisions, the notes could be restructured over your objections as to their general terms, primarily interest rate and maturity.

An adverse rating of the notes may cause their trading price to fall and could result in increased interest and other financial expenses related to future borrowings.

A rating agency may assign a rating that is lower than the rating expected by the noteholders. Ratings agencies also may lower ratings on the notes or any of our other debt in the future. If rating agencies assign a lower than-expected rating or reduce, or indicate that they may reduce, their ratings of our debt in the future, the trading price of the notes could significantly decline.

A decision by a rating agency to downgrade the notes’ rating in the future could result in increased interest and other financial expenses relating to our future borrowings and could restrict our ability to obtain additional financing on satisfactory terms, if at all. In addition, any downgrade could restrict our access to, and negatively impact the terms of, trade credit extended to us by our vendors.

Your right to receive payments on the notes could be adversely affected if any of our non-guarantor subsidiaries declare bankruptcy, liquidate, or reorganize.

Some but not all of our subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

As of June 30, 2011, the notes were effectively junior to $2.2 million of indebtedness and other liabilities (including trade payables) of our non-guarantor subsidiaries. Our non-guarantor subsidiaries generated 3.4% of our consolidated revenues in the six months ended June 30, 2011 and held .25% of our consolidated assets as of June 30, 2011.

Risks Related to the Exchange Offer

The issuance of the exchange notes may adversely affect the market for the initial notes.

To the extent the initial notes are tendered and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted initial notes could be adversely affected. Because we anticipate that most holders of the initial notes will elect to exchange their initial notes for exchange notes due to the absence of restrictions on the resale of exchange notes under the Securities Act, we anticipate that the liquidity of the market for any initial notes remaining after the completion of this exchange offer may be substantially limited. Please refer to the section in this prospectus entitled “The Exchange Offer—Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences.”

Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling,

SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, this liability.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain disclosures related to the Transactions, acquisitions, refinancing, capital expenditures, resolution of pending litigation, realization of deferred tax assets and business and financial trends contained in this prospectus involve substantial risks and uncertainties and may constitute forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” “project” or the negative of such terms or other similar expressions.

These forward-looking statements are not historical facts, but rather are based on management’s current expectations, assumptions and projections about future events. Although management believes that the expectations, assumptions and projections on which these forward-looking statements are based are reasonable, they nonetheless could prove to be inaccurate, and as a result, the forward-looking statements based on those expectations, assumptions and projections also could be inaccurate. Forward-looking statements are not guarantees of future performance. Instead, forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our strategy, planning, actual results, levels of activity, performance, or achievements to be materially different from any strategy, planning, future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Actual results could differ materially from those currently anticipated as a result of a number of factors, including the risks and uncertainties discussed under the caption “Risk Factors” set forth in this prospectus. Given these uncertainties, current or prospective investors are cautioned not to place undue reliance on any such forward-looking statements.

All forward-looking statements attributable to us or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements included in this prospectus; they should not be regarded as a representation by us or any other individual. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur or be materially different from those discussed.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy certain of our obligations under our registration rights agreement entered into in connection with the offering of the initial notes.

The gross proceeds from the sale of the initial notes were $54.5 million (net amortization of premium of $0.1 million as of June 30, 2011). We used the proceeds from the offering of the initial notes to pay the closing purchase price of the TagWorks Acquisition, to repay a portion of the indebtedness under our revolving credit facility and to pay related fees, expenses and other related payments.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2011.

You should read this table together with the sections of this prospectus entitled “Use of Proceeds,” “Unaudited Pro Forma Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and with our financial statements and related notes included elsewhere in this prospectus.

($ in millions)	As of June 30, 2011
Indebtedness:
Debt of Hillman Group and its subsidiaries:
Revolving credit facility (1)	$12.0
Term loan	287.1
Capital leases and other obligations	0.1
Initial Notes	54.5
Existing notes	150.0

Total Hillman Group debt (2)	$503.7
Debt of Hillman only:
Junior subordinated debentures (3)	$105.4

Total debt	$609.1

Stockholders’ equity (deficit)	282.8

Total capitalization	$891.9

(1)	$30.0 million revolving credit facility maturing on May 28, 2015. We may also use availability under the revolving credit facility to issue letters of credit. Amounts repaid under the revolving credit facility may be reborrowed.
(2)	Does not include the Intercompany Note, which had $105.4 million outstanding as of June 30, 2011. The Intercompany Note matures on September 30, 2027, bears interest at 11.6% per annum and is subordinated to all senior indebtedness of Hillman Group, including indebtedness under our senior secured credit facilities, the existing notes and the exchange notes offered hereby. Historically, the interest paid on the Intercompany Note has been used to fund interest payments on the junior subordinated debentures of Hillman underlying the Trust Preferred Securities of Hillman Trust. Because it is an intercompany obligation, the Intercompany Note is not reflected in our consolidated financial statements. The indenture governing the exchange notes offered hereby restricts the ability of Hillman Group to refinance or otherwise pay principal and interest on the Intercompany Note. See “Description of Certain Other Indebtedness—Intercompany Note.”
(3)	Represents the liquidation value of the Trust Preferred Securities.

SELECTED FINANCIAL INFORMATION

The following consolidated financial information should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected consolidated financial information as of and for the years ended December 31, 2009, 2008, 2007 and 2006 and for the five months ended and as of May 28, 2010 and the seven months ended and as of December 31, 2010 are derived from our audited consolidated financial statements previously filed with the SEC. The selected consolidated financial information for the one month ended and as of June 30, 2010 and six months ended and as of June 30, 2011 are derived from our unaudited consolidated financial statements previously filed with the SEC, which include all adjustments consisting of normal recurring adjustments that management considers necessary for a fair presentation of the financial position and results of operations for these periods. The historical results are not necessarily indicative of future results. The results of any interim period are not necessarily indicative of the results that may be expected for the full year.

Our condensed consolidated balance sheet as of December 31, 2009, 2008, 2007 and 2006 and the related statements of operations, cash flows and changes in stockholders’ equity for the periods presented prior to May 28, 2010 are referenced herein as the predecessor financial statements (the “Predecessor” or “Predecessor Financial Statements”). Our condensed consolidated balance sheet for the one month ended June 30, 2010, the seven months ended December 31, 2010 and the six months ended June 30, 2011 and the related statements of operations, cash flows and changes in stockholders’ equity for the periods presented subsequent to the Merger are referenced herein as the successor financial statements (the “Successor” or “Successor Financial Statements”). The Predecessor Financial Statements do not reflect certain transaction amounts that were incurred at the close of the Merger. Such transaction amounts include the write-off of $5.0 million in deferred financing fees associated with the Predecessor debt obligations.

The Successor Financial Statements reflect the allocation of the aggregate purchase price of $832.7 million, including the value of our junior subordinated debentures, to the assets and liabilities of the Company based on fair values at the date of the Merger in accordance with ASC Topic 805, “Business Combinations.” We obtained third-party valuations of certain assets acquired in connection with the Merger, including but not limited to customer relationships, patents, licenses, property and equipment, non-compete agreements and the corresponding impact of deferred income taxes.

Statement of Operations Information:

	Predecessor					Successor
	Year Ended December 31,				Five Months Ended May 28,	One Month Ended June 30,	Seven Months Ended December 31,	Six Months Ended June 30,
($ in thousands)	2006	2007	2008	2009	2010	2010	2010	2011
Net sales	$423,901	$445,628	$481,923	$458,161	$185,716	$47,700	$276,680	$246,690
Cost of sales (1)	203,451	215,733	244,647	224,642	89,773	23,022	136,554	121,881

Operating expenses:
Selling, general and administrative expenses	153,547	162,056	161,350	159,150	82,850	14,299	90,760	84,367
Non-recurring expense	—	—	—	—	11,342	10,403	11,150	1,780
Depreciation	17,132	18,224	17,835	16,993	7,283	1,522	11,007	10,241
Amortization	7,748	7,274	7,073	6,912	2,678	1,515	10,669	10,077
Extinguishment of debt	726	—	—	—	—	—	—	—

Management and transaction fees to related party	1,019	1,023	1,043	1,010	438	—	—	—

Total operating expenses	180,172	188,577	187,301	184,065	104,591	27,739	123,586	106,465

Other income (expense), net	1,042	839	(2,250)	(120)	(114)	(136)	145	438

Income (loss) from operations	41,320	42,157	47,725	49,334	(8,762)	(3,197)	16,685	18,782

Interest expense, net	25,799	25,528	20,545	15,521	8,327	3,619	20,712	20,525
Interest expense on mandatorily redeemable preferred stock and management purchased options	8,894	9,919	11,091	12,312	5,488	—	—	—
Interest expense on junior subordinated debentures	12,609	12,609	12,609	12,820	5,254	1,051	7,356	6,305
Investment income on trust common securities	(378)	(378)	(378)	(378)	(158)	(31)	(220)	(189)

Income (loss) before income taxes	(5,604)	(5,521)	3,858	9,059	(27,673)	(7,836)	(11,163)	(7,859)

Income tax (benefit) provision	729	2,401	5,023	10,289	(2,465)	(2,037)	(3,125)	(2,109)

Net loss	$(6,333)	$(7,922)	$(1,165)	$(1,230)	$(25,208)	$(5,799)	$(8,038)	$(5,750)

Operating and Other Financial Data:
Net cash (used for) provided by operating activities	$5,549	$36,516	$37,592	$71,997	$(483)	$(7,160)	$11,199	$(7,574)
Net cash used for investing activities	(48,620)	(24,527)	(13,409)	(12,971)	(5,411)	(12,849)	(43,760)	(48,955)
Net cash (used for) provided by financing activities	19,131	(2,621)	(28,969)	(48,995)	(10,003)	28,373	38,879	51,982
Ratio of earnings to fixed charges (2)	—	—	1.08x	1.20x	—	—	—	—
Other Data:
Capital expenditures	$(14,681)	$(14,765)	$(13,409)	$(12,971)	$(5,411)	$(1,349)	$(9,675)	$(8,596)

Balance Sheet Information:

	Predecessor				Successor
	As of December 31,				As of June 30,	As of December 31,	As of June 30,
	2006	2007	2008	2009	2010	2010	2011
Cash and cash equivalents	$2,551	$11,919	$7,133	$17,164	$9,631	$7,585	$3,038
Working capital (3)	105,883	125,148	126,527	110,610	120,550	120,440	115,202
Total assets	653,882	660,358	650,677	628,481	1,013,338	1,052,778	1,125,022
Total debt (4)	389,091	386,741	358,115	313,115	545,443	555,993	610,475
Stockholders’ equity (deficit)	49,701	26,772	9,478	(10,559)	303,169	287,731	282,797

(1)	Excludes depreciation and amortization, which is included in total operating expenses. Cost of sales includes royalty payments made pursuant to the Quick-Tag license of $2,714,192, $2,829,905 and $2,423,081 for the years ended December 31, 2007, 2008 and 2009, respectively, $757,252, $61, $61 and $0 for five months ended May 28, 2010, the one month ended June 30, 2010, the seven months ended December 31, 2010 and the six months ended June 30, 2011. We completed the Quick-Tag Acquisition in connection with the Merger. See “Transactions” and “Unaudited Pro Forma Financial Information.”
(2)	The ratio of earnings to fixed charges is computed by dividing fixed charges into net income (loss) before provision (benefit) for income taxes plus fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.
(3)	Working capital represents current assets less current liabilities.
(4)	Includes current portion of long term debt. Does not include the Intercompany Note. See “Capitalization” and Description of Certain Other Indebtedness—Intercompany Note.”

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information should be read in conjunction with our historical consolidated financial statements and the related notes thereto, which are included elsewhere in this prospectus. The following unaudited pro forma consolidated financial information has been prepared by our management and is based on (a) our historical consolidated financial statements, and (b) the assumptions and adjustments described below.

The unaudited pro forma consolidated statement of operations data for the year ended December 31, 2010 give effect to the Initial Transactions as if they had occurred at the beginning of the respective periods.

We have included all adjustments, consisting of normal recurring adjustments, which in the opinion of management, are necessary for a fair presentation of the data. We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances. See “Notes to Pro Forma Consolidated Statement of Operations” and “Notes to Pro Forma Consolidated Balance Sheet” for a discussion of assumptions made. The unaudited pro forma consolidated financial statements are presented for informational purposes and are based on management’s estimates. The unaudited pro forma consolidated financial statements do not purport to represent what our results of operations or financial position actually would have been if the Initial Transactions had occurred on the dates indicated or what our results of operations or financial position will be for future periods.

The Hillman Companies, Inc.

Pro Forma Consolidated Statement of Operations

Twelve Months Ended December 31, 2010

(Unaudited) ($ in thousands)

	Historical
	Predecessor	Successor
	Five Months Ended May 28, 2010	Seven Months Ended December 31, 2010	Pro Forma Adjustments		Pro Forma
	(unaudited)	(unaudited)
Net sales	$185,716	$276,680	—		$462,396
Cost of sales (exclusive of depreciation and amortization shown separately below)	89,773	136,554	(771	)(1)	225,556

Operating expenses:
Selling, general and administrative expenses	82,850	90,760	(19,053	)(2)	154,557
Non-recurring expense	11,342	11,150	(22,492	)(8)	—
Depreciation	7,283	11,007	—		18,290
Amortization	2,678	10,669	4,837	(3)	18,184
Management and transaction fees to related party	438	—	(438	)(4)	—

Total operating expenses	104,591	123,586	(37,146)		191,031

Other income (expense), net	(114)	145	—		31

Income (loss) from operations	(8,762)	16,685	37,917		45,840
Interest expense, net	8,327	20,712	4,880	(5)	33,919
Interest expense on mandatorily redeemable preferred stock and management purchased preferred options	5,488	—	(5,488	)(6)	—
Interest expense on junior subordinated debentures	5,254	7,356	—		12,610
Investment income on trust common securities	(158)	(220)	—		(378)

	18,911	27,848	(608)		46,151

Income (loss) before income taxes	(27,673)	(11,163)	38,525		(311)
Income tax (benefit) provision	(2,465)	(3,125)	7,622	(7)	2,032

Net (loss) income	$(25,208)	$(8,038)	$30,903		$(2,343)

Net income (loss)	(25,208)	(8,038)	30,903		(2,343)
Interest expense, net	8,327	20,712	4,880		33,919
Interest expense on mandatorily redeemable preferred stock and management purchased preferred options	5,488	—	(5,488)		—
Interest expense on junior subordinated debentures	5,254	7,356	—		12,610
Investment income on trust common securities	(158)	(220)	—		(378)
Income tax (benefit) provision	(2,465)	(3,125)	7,622		2,032
Depreciation	7,283	11,007	—		18,290
Amortization	2,678	10,669	4,837		18,184

EBITDA	$1,199	$38,361	$42,754		$82,314

Management and transaction fees to related party	438	—	(438)		—
Stock compensation expense	19,053	—	(19,053)		—
Exchange rate gain	(76)	(315)	—		(391)
Other adjustments	11,561	12,167	(22,492)		1,236

Pro forma Adjusted EBITDA	$32,175	$50,213	$771		$83,159

See accompanying notes to pro forma consolidated statement of operations

Notes to Pro Forma Consolidated Statement of Operations

(Unaudited)

(1)	Reflects the elimination of royalty payments to Quick-Tag Holdings following acquisition of the Quick-Tag license.

(2)	Represents elimination of non cash stock and stock option expense which will not be in new structure.

(3)	Represents changes in amortization based upon estimates of fair values and useful lives of identified intangible assets as part of the preliminary purchase price allocation.

(4)	Represents elimination of management and transaction fees paid to Code Hennessy & Simmons LLC (“CHS”) and Ontario Teacher’s Pension Plan (“OTPP”) eliminated after consummation of the Merger.

(5)	Reflects pro forma interest expense resulting from our new capital structure immediately subsequent to the consummation of the Initial Transactions using applicable LIBOR rates as of December 31, 2010.

($ in thousands)	Year Ended December 31, 2010
Senior term loan facility (a)	$15,590
Notes (b)	16,313
Deferred financing fees (c)	2,438
Amortization of junior subordinated debenture premium (d)	(422)

$33,919
Less historical interest expense	(29,039)

Net adjustment to interest expense	$4,880

(a)	Reflects pro forma interest expense on the $290 million senior term loan facility at the LIBOR floor of 1.75% plus the applicable margin of 3.75%.
(b)	Reflects pro forma interest on the notes.
(c)	Represents amortization of deferred financing fees on the senior term loan facility and the notes.
(d)	Represents amortization of premium on junior subordinated debentures.
(6)	Mandatorily redeemable preferred stock and related interest expense are eliminated in the new capital structure.
(7)	Reflects the income tax effect of the pro forma adjustments calculated using the respective statutory tax rates.
(8)	Represents elimination of non-recurring expenses incurred in connection with the Merger.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information which management believes is relevant to an assessment and understanding of our operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and related notes and schedules thereto appearing elsewhere herein.

The following reflects our historical results of operations and financial condition as of and for the two years ended December 31, 2009, the two and five months ended May 28, 2010, the one month ended June 30, 2010, the seven months ended December 31, 2010 and the three and six months ended June 30, 2011. You should read the following discussion in conjunction with the information included under the caption “The Transactions.”

Our condensed consolidated balance sheet as of May 28, 2010 and its related statements of operations, cash flows and changes in stockholders’ equity for the periods presented prior to May 28, 2010 are referenced herein as the predecessor financial statements (the “Predecessor” or “Predecessor Financial Statements”). Our condensed consolidated balance sheet as of June 30, 2010, December 31, 2010 and June 30, 2011 and its related statements of operations, cash flows and changes in stockholders’ equity for the periods presented subsequent to the Merger are referenced herein as the successor financial statements (the “Successor” or “Successor Financial Statements”). The Predecessor and Successor periods have been separated by a vertical line to highlight the fact that the financial information for such periods has been prepared under two different historical cost bases of accounting. The Predecessor Financial Statements do not reflect certain transaction amounts that were incurred at the close of the Merger. Such transaction amounts include the write-off of $5.0 million in deferred financing fees associated with the Predecessor debt obligations.

General

The Hillman Companies, Inc. and its wholly owned subsidiaries are one of the largest providers of hardware-related products and related merchandising services to the retail markets in North America. Our principal business is operated through Hillman Group. A subsidiary of Hillman Group operates in (1) Canada under the name The Hillman Group Canada, Ltd., (2) Mexico under the name SunSource Integrated Services de Mexico S.A. de C.V., (3) Australia under the name The Hillman Group Australia Pty. Ltd., (4) the U.S. under the name TagWorks LLC and (5) primarily in Florida under the name All Points Industries, Inc. We sell our product lines and provide our services to hardware stores, home centers, mass merchants, pet supply stores, and other retail outlets principally in the United States, Canada, Mexico, Latin America and the Caribbean. Product lines include thousands of small parts such as fasteners and related hardware items; threaded rod and metal shapes; builder’s hardware; keys, key duplication systems and accessories; and identification items, such as tags and LNS. Services offered include design and installation of merchandising systems and maintenance of appropriate in-store inventory levels.

2004 Merger Transaction

On March 31, 2004, Hillman was acquired by affiliates of CHS. Pursuant to the terms and conditions of an Agreement and Plan of Merger (“CHS Merger Agreement”) dated as of February 14, 2004, Hillman was merged with an affiliate of CHS with Hillman surviving the merger (“CHS Merger Transaction”). The total consideration paid in the CHS Merger Transaction was $511.6 million, including repayment of outstanding debt and including the value of our outstanding Trust Preferred Securities ($102.4 million at the time).

Prior to the CHS Merger, Allied Capital Corporation (“Allied Capital”) owned 96.8% of Hillman’s common stock. As a result of the change of control, affiliates of CHS own 49.3% of Hillman’s common stock and 54.6% of Hillman’s voting common stock, OTPP owns 28.0% of Hillman’s common stock and 31.0% of Hillman’s voting common stock and HarbourVest Partners VI owns 8.7% of Hillman’s common stock and 9.7% of Hillman’s voting common stock. OTPP’s voting rights with respect to the election of directors to the Board of

Directors was limited to the lesser of 30.0% or the actual percentage of voting stock held. Certain current and former members of management own 13.7% of Hillman’s common stock and 4.4% of Hillman’s voting common stock. Allied Capital no longer has an ownership interest in Hillman.

The Transactions

On May 28, 2010, Hillman completed its previously announced merger with an entity controlled by affiliates of OHCP III. Immediately following the acquisition, Hillman became a wholly owned subsidiary of the Purchaser. See “The Transactions” for a more detailed description of the Transactions.

Financing Arrangements

Our indebtedness primarily consists of the existing notes, the initial notes, the senior secured credit facilities, and the junior subordinated debentures of Hillman. For a summary of the material terms of the notes, see “Description of Notes” elsewhere in this prospectus. For a summary of the material terms of our senior secured credit facilities, see “Description of Certain Other Indebtedness” elsewhere in this prospectus.

Hillman pays interest to Hillman Trust on the junior subordinated debentures underlying the Trust Preferred Securities at the rate of 11.6% per annum on their face amount of $105.4 million, or $12.2 million per annum in the aggregate. Hillman Trust distributes an equivalent amount to the holders of the Trust Preferred Securities. In order to retain capital, Hillman’s Board of Directors determined to temporarily defer interest payments on the junior subordinated debentures and Hillman Trust determined to defer the payment of cash distributions to holders of Trust Preferred Securities beginning with the January 2009 distribution. Our decision to defer the payment of interest on the junior subordinated debentures was designed to ensure we preserve cash and maintain our compliance with the financial covenants contained in our existing term loan agreement and subordinated notes. Pursuant to the indenture that governs the Trust Preferred Securities, Hillman Trust is able to defer distribution payments to holders of the Trust Preferred Securities for a period that cannot exceed 60 months (the “Deferral Period”). During the Deferral Period, we are required to accrue the full amount of all interest payable, and such deferred interest payable was immediately payable by Hillman at the end of the Deferral Period. On July 31, 2009, we ended the Deferral Period and Hillman Trust resumed monthly distributions and paid all deferred distributions to holders of the Trust Preferred Securities.

On August 29, 2008, we entered into an Interest Rate Swap Agreement (“2008 Swap”) with a three-year term for a notional amount of $50 million. The 2008 Swap fixes the interest rate at 3.41% plus applicable interest rate margin. The 2008 Swap was terminated on May 24, 2010.

On June 24, 2010, we entered into an Interest Rate Swap Agreement (“2010 Swap”) with a two-year term for a notional amount of $115,000. The effective date of the 2010 Swap is May 31, 2011 and its termination date is May 31, 2013. Effective April 18, 2011, we executed the second amendment to our credit agreement and as a result we de-designated the 2010 Swap to an ineffective cash flow hedge.

On November 4, 2010, Hillman Group commenced an offer to exchange $150.0 million aggregate principal amount of its unregistered existing notes and related guarantees for a like principal amount of registered existing notes and related guarantees. The registered existing notes are unconditionally guaranteed, jointly and severally, on a senior unsecured basis by Hillman Companies, Hillman Investment Company and each of Hillman Group’s existing and future domestic subsidiaries. The exchange offer closed on December 6, 2010. Hillman Group did not receive any proceeds in connection with the exchange offer.

Effective April 18, 2011, we completed an amendment to our existing senior secured credit facilities credit agreement. The senior secured credit facilities amendment eliminated the total leverage and interest coverage covenants and reduced the secured leverage covenant to 4.75x with no future step downs. The term loan pricing was modified to reduce the Eurodollar Margin and the Base Rate Margin by 25 basis points and reduce the floor on Eurodollar and Base Rate Loans by an additional 25 basis points. The senior secured credit facilities amendment relaxed the restrictions on acquisitions and permitted indebtedness to provide greater acquisition flexibility.

Acquisitions

On December 29, 2010, the Hillman Group entered into a Stock Purchase Agreement (the “Agreement”) by and among Serv-A-Lite, Thomas Rowe, Mary Jennifer Rowe, and the Hillman Group, whereby the Hillman Group acquired all of the equity interest of Serv-A-Lite. The aggregate purchase price was $21.3 million paid in cash at closing. Serv-A-Lite’s breadth of product in specialty fasteners and electrical parts strengthens Hillman’s position of providing value-added products and services to hardware retailers.

On March 16, 2011, Hillman Group completed the TagWorks Acquisition for an initial purchase price of approximately $40.0 million in cash. Pursuant to the purchase agreement, Hillman Group paid additional consideration of $12.5 million to the sellers of TagWorks on October 31, 2011. In addition, subject to fulfillment of certain conditions, Hillman Group will pay an additional earn-out payment of up to $12.5 million in 2012. In conjunction with this agreement, Hillman Group entered into an agreement with KeyWorks, a company affiliated with TagWorks, to assign its patent-pending retail key program technology to Hillman Group. In connection with the KeyWorks license agreement, Hillman Group is required to pay an annual royalty fee equal to the greater of $500,000 or 25% of the incremental revenue earned from the deployment of KeyWorks technology to Hillman Group’s retail customers. The closing of the TagWorks Acquisition occurred concurrently with, and was a condition to, the closing of the initial notes offering.

Product Revenues

The following is revenue for our significant product categories (in thousands):

	Successor	Predecessor
	Seven Months Ended December 31, 2010	Five Months Ended May 28, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Net sales
Keys	$48,897	$32,716	$78,012	$80,754
Engraving	17,038	12,242	35,518	40,945
Letters, numbers and signs	22,026	12,859	34,287	34,671
Fasteners	154,319	103,457	253,703	261,646
Threaded rod	17,360	12,471	30,118	37,145
Code cutter	1,844	1,377	3,353	4,934
Builders hardware	3,137	1,753	3,832	1,606
Other	12,059	8,841	19,338	20,222

Consolidated net sales	$276,680	$185,716	$458,161	$481,923

Current Economic Conditions

The U.S. economy has undergone a period of recession and the future economic environment may continue to be less favorable than that of recent years. This slowdown has, and could further lead to, reduced consumer and business spending in the foreseeable future, including by our customers. In addition, economic conditions, including decreased access to credit, may result in financial difficulties leading to restructurings, bankruptcies, liquidations and other unfavorable events for our customers, suppliers and other service providers. If such conditions continue or further deteriorate in the remainder of 2011 or through fiscal 2012, our industry, business and results of operations may be impacted.

Our business is impacted by general economic conditions in the U.S. and international markets, particularly the U.S. retail markets including hardware stores, home centers, mass merchants, and other retailers. In recent quarters, operations have been negatively impacted by the general downturn in the U.S. economy, including higher unemployment figures, a reduced level of consumer spending and the contraction of the retail market. Although there have been certain signs of improvement in the economy, generally such conditions are not expected to improve significantly in the near term and may have the effect of further reducing consumer spending, which could adversely affect our results of operations during the remainder of this year or beyond.

We are sensitive to inflation or deflation present in the economies of the United States and foreign suppliers located primarily in Taiwan and China. For several years leading up to 2009, the rapid growth in China’s economic activity produced significantly rising costs of certain imported fastener products. In addition, the cost of commodities such as copper, zinc, aluminum, nickel, and plastics used in the manufacture of our other products increased sharply. Further, increases in the cost of diesel fuel contributed to transportation rate increases. The trend of rising commodity costs accelerated in the first half of 2008. In the second half of 2008 and during the first half of 2009, national and international economic difficulties started a reversal of the trend of rising costs for our products and commodities used in the manufacture of our products, including a decrease in the cost of oil and diesel fuel. During the second half of 2009, most of 2010 and the first six months of 2011, we have seen an end to decreasing costs and, in certain instances, moderate increases in the costs for our products and commodities used in the manufacture of our products. We took pricing action in the first half of 2011 in an attempt to offset a portion of the product cost increases. While inflation and resulting cost increases over a period of years would result in significant increases in inventory costs and operating expenses, the opposite is true when exposed to a prolonged period of cost decreases. The ability of our operating divisions to institute price increases and seek price concessions, as appropriate, is dependent on competitive market conditions.

Results of Operations

Our accompanying interim condensed consolidated financial statements are presented for two periods, Predecessor and Successor, which relate to the accounting periods preceding and succeeding the completion of the Merger. The Predecessor and Successor periods have been separated by a vertical line on the face of the condensed consolidated financial statements to highlight the fact that the financial information for such periods has been prepared under two different historical cost bases of accounting. The following analysis of results of operations includes a brief discussion of the factors that affected our operating results and a comparative analysis of the Successor period of the three and six months ended June 30, 2011, the Successor period of the one month ended June 30, 2010 and the Predecessor period of the two and five months ended May 28, 2010.

(dollars in thousands)	Successor Three Months Ended June 30, 2011 Amount	% of Total	Successor One Month Ended June 30, 2010 Amount	% of Total	Predecessor Two Months Ended May 28, 2010 Amount	% of Total
Net sales	$135,396	100.0%	$47,700	100.0%	$77,256	100.0%
Cost of sales (exclusive of depreciation and amortization shown separately below)	66,225	48.9%	23,022	48.3%	37,835	49.0%
Selling	21,213	15.7%	7,193	15.1%	12,722	16.5%
Warehouse & delivery	14,049	10.4%	5,046	10.6%	8,121	10.5%
General & administrative	6,659	4.9%	2,060	4.3%	4,093	5.3%
Stock compensation expense	—	0.0%	—	0.0%	17,626	22.8%
Acquisition and integration expense (a)	490	0.4%	10,403	21.8%	11,311	14.6%
Depreciation	5,802	4.3%	1,522	3.2%	2,993	3.9%
Amortization	5,336	3.9%	1,515	3.2%	1,071	1.4%
Management and transaction fees to related party	—	0.0%	—	0.0%	187	0.2%
Other (income) expense, net	(73)	-0.1%	136	0.3%	227	0.3%

Income (loss) from operations	15,695	11.6%	(3,197)	-6.7%	(18,930)	-24.5%
Interest expense, net	11,448	8.5%	3,619	7.6%	4,147	5.4%
Interest expense on mandatorily redeemable preferred stock & management purchased options	—	0.0%	—	0.0%	2,242	2.9%
Interest expense on junior subordinated notes	3,153	2.3%	1,051	2.2%	2,102	2.7%
Investment income on trust common securities	(94)	-0.1%	(31)	-0.1%	(63)	-0.1%

Income (loss) before income taxes	1,188	0.9%	(7,836)	-16.4%	(27,358)	-35.4%
Income tax provision (benefit)	2,056	1.5%	(2,037)	-4.3%	(3,719)	-4.8%

Net loss	$(868)	-0.6%	$(5,799)	-12.2%	$(23,639)	-30.6%

(a)	Represents charges for investment banking, legal and other professional fees incurred in connection with the Merger, Serv-A-Lite Acquisition, TagWorks Acquisition and the start-up of operations for Hillman Australia.

Successor Period of the Three Months Ended June 30, 2011 vs Successor Period of the One Month Ended June 30, 2010

Revenues

Net sales for the three months ended June 30, 2011 were $135.4 million, or $2.12 million per ship day, compared to net sales for the one month period ended June 30, 2010 (the “June 2010 Period”) of $47.7 million, or $1.99 million per ship day. The increase in revenue of $87.7 million was directly attributable to comparing operating results of 64 ship days in the three month period ended June 30, 2011 to the results from 24 ship days in the one month June 2010 Period. The sales per ship day of $2.12 million in the second quarter of 2011 were approximately 6.5% more than the sales per ship day of $1.99 million in the June 2010 Period. Excluding the second quarter net sales of $7.8 million for the newly acquired Serv-A-Lite and TagWorks businesses, the 2011 second quarter net sales per ship day were also $1.99 million.

Expenses

Operating expenses for the three months ended June 30, 2011 were substantially more than the operating expenses for the one month June 2010 Period. The increase in operating expenses is primarily due to the longer 64 ship day period for the three months ended June 30, 2011 compared to the 24 ship day period for the one month June 2010 Period. The following changes in underlying trends impacted the change in operating expenses:

•

Our cost of sales percentage (excluding depreciation and amortization) was 48.9% in second quarter of 2011 compared to 48.3% in the June 2010 Period. The rate increase in the second quarter of 2011 is the result of an unfavorable sales product mix and the impact of cost increases in certain commodities used in our products, particularly copper, nickel and zinc. Additionally, a significant portion of our product is supplied from vendors in Asia, including Taiwan and China. Ocean cargo rates have increased approximately 20-25% from the prior year. This has resulted in a significant increase in the landed cost of our products. We initiated pricing action in the latter part of the first quarter of 2011 to recover a portion of the increased product costs.

•

Selling expense was $21.2 million, or 15.7% of net sales in the three months ended June 30, 2011 compared to $7.2 million, or 15.1% of net sales in the June 2010 Period. The higher costs for new displays, travel and auto were the primary reasons that selling expense increased as a percentage of sales.

•

Warehouse and delivery expense was $14.0 million, or 10.4% of net sales, in the second quarter of 2011 compared to $5.0 million, or 10.6% of net sales in the June 2010 Period. Outbound and inter-branch freight expense, the largest component of warehouse and delivery expense, remained at 4.6% of net sales in the second quarter of 2011 and the June 2010 Period.

•

General and administrative (“G&A”) expenses were $6.7 million, or 4.9% of net sales in the second quarter of 2011 compared to $2.1 million, or 4.3% of net sales in the June 2010. The increase in G&A expenses as a percentage of net sales was primarily the result of an increase in professional fees and restructuring costs associated with moving the key packaging operation.

•

Acquisition and integration expense of $0.5 million in the second quarter of 2011 represents charges for banking, legal and other professional fees incurred in connection with the Merger, Serv-A-Lite Acquisition, TagWorks Acquisition and the start-up of operations for Hillman Australia. The $10.4 million in the June 2010 Period represent charges for legal professional, diligence and other expenses incurred in connection with the Merger.

•

Amortization expense was $5.3 million in the second quarter of 2011, or an estimated annual amount of $21.3 million. The amortization expense of $1.5 million in the June 2010 Period amounted to an estimated annual amount of approximately $18.0 million. The higher estimated annual amount of amortization expense for the 2011 period was due to the increase in intangible assets, subject to amortization, acquired as a result of the Serv-A-Lite and TagWorks Acquisitions.

•

Interest expense, net, was $11.4 million in the second quarter of 2011, or an estimated annual rate of approximately $45.6 million. The interest expense was $3.6 million in the June 2010 Period, or an estimated annual rate of approximately $43.2 million. The increase in estimated annual interest expense was primarily the result of the higher level of debt outstanding as a result of the TagWorks Acquisition.

Successor Period of the Three Months Ended June 30, 2011 vs Predecessor Period of the Two Months Ended May 28, 2010

Revenues

Net sales for the three months ended June 30, 2011 were $135.4 million, or $2.12 million per ship day, compared to net sales for the two month period ended May 28, 2010 (the “May 2010 Period” ) of $77.3 million, or $1.93 million per ship day. The increase in revenue of $58.1 million was directly attributable to comparing operating results of 64 ship days in the three month period ended June 30, 2011 to the results from 40 ship days in the two month May 2010 Period. The sales per ship day of $2.12 million in the second quarter of 2011 were approximately 9.8% more than the sales per ship day of $1.93 million in the June 2010 Period. Excluding the second quarter net sales of $7.8 million for the newly acquired Serv-A-Lite and TagWorks businesses, the 2011 second quarter net sales per ship day was $1.99 million, an increase of 3.1% from the May 2010 Period.

Expenses

Operating expenses for the three months ended June 30, 2011 were substantially more than the operating expenses for the two month May 2010 Period. The increase in operating expenses is primarily due to the longer 64 ship day period for the three months ended June 30, 2011 compared to the 40 ship day period for the two month May 2010 Period. The following changes in underlying trends impacted the change in operating expenses:

•

Selling expense was $21.2 million, or 15.7% of net sales in the three months ended June 30, 2011 compared to $12.7 million, or 16.5% of net sales in the May 2010 Period. When expressed as a percentage of sales, the costs for sales reps, employee benefits, and new displays were lower than the prior year period.

•

Warehouse and delivery expense was $14.0 million, or 10.4% of net sales, in the second quarter of 2011 compared to $8.1 million, or 10.5% of net sales in the May 2010 Period. Outbound and inter-branch freight expense, the largest component of warehouse and delivery expense, increased to 4.5% of net sales in the second quarter of 2011 from 4.4% in the May 2010 Period. This increase in the second quarter of 2011 was partially offset by reductions in shipping supplies and employee benefit cost expressed as a percentage of sales.

•

G&A expenses were $6.7 million, or 4.9% of net sales in the second quarter of 2011 compared to $4.1 million, or 5.3% of net sales in the May 2010 Period. The decrease in G&A expenses in the second quarter of 2011 expressed as a percentage of net sales was primarily due to adjustments to bonuses and profit sharing for below plan results.

•

Acquisition and integration expense of $0.5 million in the second quarter of 2011 represents charges for banking, legal and other professional fees incurred in connection with the Merger, Serv-A-Lite Acquisition, TagWorks Acquisition and the start-up of operations for Hillman Australia. The $11.3 million in the May 2010 Period represent charges for legal, professional, diligence and other expenses incurred in connection with the Merger.

•

Stock compensation expenses from stock options primarily related to the 2004 Merger resulted in a charge of $17.6 million in the May 2010 period. The change in the fair value of the Class B Common Stock is included in stock compensation expense and this resulted in an additional charge of $13.4 million. The significant increase in the fair value of the Class B Common Stock in this predecessor period resulted from the acquisition price paid by OHCP for the Company. In addition, a stock compensation charge of $3.7 million was recorded for the increase in the fair value of the common stock options. There was no stock compensation expense in the second quarter of 2011.

•

Amortization expense was $5.3 million in the second quarter of 2011, or an estimated annual amount of $21.3 million. The amortization expense of $1.1 million in the May 2010 Period amounted to an estimated annual amount of approximately $6.6 million. The higher estimated annual amount of amortization expense for the 2011 period was due to the increase in intangible assets, subject to amortization, acquired as a result of the Merger together with the Serv-A-Lite and TagWorks Acquisitions.

•

Interest expense, net, was $11.4 million in the second quarter of 2011, or an estimated annual rate of approximately $45.6 million. The interest expense was $4.1 million in the May 2010 Period, or an estimated annual rate of approximately $24.6 million. The increase in estimated annual interest expense was primarily the result of the higher level of debt outstanding as a result of the Merger and the TagWorks Acquisition.

(dollars in thousands)	Successor Six Months Ended June 30, 2011 Amount	% of Total	Successor One Month Ended June 30, 2010 Amount	% of Total	Predecessor Five Months Ended May 28, 2010 Amount	% of Total
Net sales	$246,690	100.0%	$47,700	100.0%	$185,716	100.0%
Cost of sales (exclusive of depreciation and amortization shown separately below)	121,881	49.4%	23,022	48.3%	89,773	48.3%
Selling	43,116	17.5%	7,193	15.1%	33,568	18.1%
Warehouse & delivery	27,084	11.0%	5,046	10.6%	19,945	10.7%
General & administrative	14,167	5.7%	2,060	4.3%	10,284	5.5%
Stock compensation expense	—	0.0%	—	0.0%	19,053	10.3%
Acquisition and integration expense (a)	1,780	0.7%	10,403	21.8%	11,342	6.1%
Depreciation	10,241	4.2%	1,522	3.2%	7,283	3.9%
Amortization	10,077	4.1%	1,515	3.2%	2,678	1.4%
Management and transaction fees to related party	—	0.0%	—	0.0%	438	0.2%
Other (income) expense, net	(438)	-0.2%	136	0.3%	114	0.1%

Income (loss) from operations	18,782	7.6%	(3,197)	-6.7%	(8,762)	-4.7%
Interest expense, net	20,525	8.3%	3,619	7.6%	8,327	4.5%
Interest expense on mandatorily redeemable preferred stock & management purchased options	—	0.0%	—	0.0%	5,488	3.0%
Interest expense on junior subordinated notes	6,305	2.6%	1,051	2.2%	5,254	2.8%
Investment income on trust common securities	(189)	-0.1%	(31)	-0.1%	(158)	-0.1%

(Loss) income before income taxes	(7,859)	-3.2%	(7,836)	-16.4%	(27,673)	-14.9%
Income tax benefit	(2,109)	-0.9%	(2,037)	-4.3%	(2,465)	-1.3%

Net loss	$(5,750)	-2.3%	$(5,799)	-12.2%	$(25,208)	-13.6%

(a)	Represents one-time charges for investment banking, legal and other professional fees incurred in connection with the Merger.

Successor Period of Six Months Ended June 30, 2011 vs Successor Period of May 28 – June 30, 2010

Revenues

Net sales for the six month period ended June 30, 2011 (the “2011 Period”) were $246.7 million, or $1.91 million per ship day, compared to net sales of $47.7 million, or $1.99 million per ship day for the one month June 2010 Period. The increase in revenues of $199.0 million was directly attributable to comparing operating results of 129 ship days in the 2011 period to the results from 24 ship days in the June 2010 Period. However, the sales per ship day of $1.99 million in the June 2010 Period was approximately 4.2% higher than the sales per ship day of $1.91 million in the 2011 Period. The higher sales per day for the June 2010 Period was the result of higher seasonal sales per day during the month of June 2010 as compared to the average sales per day for the January through June period of 2011.

Expenses

Operating expenses for the six month period ended June 30, 2011 were substantially more than the operating expenses for the one month period ended June 30, 2010. The increase in operating expenses is primarily due to the longer 129 ship day period in the 2011 Period compared to the 24 day ship period in the June 2010 Period. The following changes in underlying trends also impacted the change in operating expenses:

•

Our cost of sales percentage (excluding depreciation and amortization) was 49.4% in the 2011 Period compared to 48.3% in the June 2010 Period. The rate increase in the six months of 2011 is the result of an unfavorable sales product mix and the impact of cost increases in certain commodities used in our products, particularly copper, nickel and zinc. Additionally, a significant portion of our product is supplied from vendors in Asia, including Taiwan and China. Ocean cargo rates have increased approximately 20-25% from the prior year. This has resulted in a significant increase in the landed cost of our products. We initiated pricing action in the latter part of the first quarter of 2011 to recover a portion of the increased product costs.

•

Selling expense was $43.1 million, or 17.5% of net sales in the 2011 Period compared to $7.2 million, or 15.1% of net sales in the June 2010 period. When expressed as a percentage of sales, the costs for sales salaries, employee benefits, and new displays were higher in the 2011 Period than the June 2010 Period.

•

Warehouse and delivery expense was $27.1 million, or 11.0% of net sales, in the 2011 Period compared to $5.0 million, or 10.6% of net sales in the June 2010 Period. Freight expense, the largest component of warehouse and delivery expense, increased from 4.6% of net sales in the June 2010 Period to 4.7% of net sales in the 2011 Period.

•

G&A expenses were $14.2 million, or 5.7% of net sales in the 2011 Period compared to $2.1 million, or 4.3% of net sales in the June 2010. The increase in G&A expenses as a percentage of net sales was primarily the result of an increase in professional fees and restructuring costs associated with moving the key packaging operation.

•

Acquisition and integration expense of $10.4 million in the June 2010 Period represents charges for legal, professional, diligence and other expenses incurred by the Successor in connection with the Merger. We incurred $1.8 million in the 2011 Period for banking, legal and other professional fees incurred in connection with the Merger, Serv-A-Lite Acquisition, TagWorks Acquisition and the start-up of operations for Hillman Australia.

•

Amortization expense was $10.1 million in the 2011 Period, or an estimated annual rate of $20.2 million compared to $1.5 million in the June 2010 Period, or an estimated annual amount of $18.0 million. The higher estimated annual amount of amortization expense in the 2011 Period was the result of the increase in intangible assets subject to amortization acquired in the Serv-A-Lite and TagWorks Acquisitions.

•

Interest expense, net, was $20.5 million in the 2011 Period, or an estimated annual rate of $41.0 million compared to $3.6 million in the June 2010 Period, or an estimated annual rate of approximately $43.2 million.

Successor Period of Six Months Ended June 30, 2011 vs Predecessor Period of January 1 – May 28, 2010

Revenues

Net sales for the six month period ended June 30, 2011 were 246.7 million, or 1.91 million per ship day compared to net sales of $185.7 million, or $1.77 million per ship day for the period of January 1 – May 28, 2010 (the “2010 five month period”). The increase in revenues of $61.0 million was directly attributable to comparing operating results of 129 shipping days in the 2011 Period to the results from 105 shipping days in the 2010 five month period. The sales per shipping day of $1.91 million in the 2011 Period was approximately 8.0% higher than the sales per shipping day of $1.77 million in the 2010 five month period. The increase in sales per day for the 2011 Period month period was the result of higher seasonal sales per day during the June period included in the first half of 2011 together with the additional sales provided by the Serv-A-Lite and TagWorks Acquisitions as compared to the average sales per day for the January to May period in 2010.

Expenses

Operating expenses for six month period ended June 30, 2011 were substantially more than the operating expenses for the 2010 five month period after excluding $30.4 million of stock compensation, acquisition and integration expense incurred in connection with the Merger during the 2010 five month period. The longer 129 ship day period in the 2011 Period provided certain unfavorable operating expense variances as compared to the 105 ship day period in the 2010 five month period. The following changes in underlying trends also impacted the change in operating expenses:

•

Our cost of sales percentage (excluding depreciation and amortization) was 49.4% in the 2011 Period compared to 48.3% in the 2010 five month period. The rate increase in the six months of 2011 is the result of an unfavorable sales product mix and the impact of cost increases in certain commodities used in our products, particularly copper, nickel and zinc. Additionally, a significant portion of our product is supplied from vendors in Asia, including Taiwan and China. Ocean cargo rates have increased approximately 20-25% from the prior year. This has resulted in a significant increase in the landed cost of our products. We initiated pricing action in the latter part of the first quarter of 2011 to recover a portion of the increased product costs.

•

Selling expense was $43.1 million, or 17.5% of net sales in 2011 Period compared to $33.6 million, or 18.1% of net sales in the 2010 five month period. When expressed as a percentage of sales, the costs for service reps, employee benefits, and new displays were higher in the 2011 Period than the 2010 five month period.

•

Warehouse and delivery expense was $27.1 million, or 11.0% of net sales, in the 2011 Period compared to $19.9 million, or 10.7% of net sales, in the 2010 five month period. Freight expense, the largest component of warehouse and delivery expense, increased from 4.3% of net sales in the 2010 five month period to 4.7% of net sales in the 2011 Period.

•

Stock compensation expenses from stock options primarily related to the 2004 Merger resulted in a charge of $19.1 million in the 2010 five month period. The change in the fair value of the Class B Common Stock is included in stock compensation expense and this resulted in an additional charge of $13.9 million. The significant increase in the fair value of the Class B Common Stock in this predecessor period resulted from the acquisition price paid by OHCP for the Company. In addition, a stock compensation charge of $3.7 million was recorded for the increase in the fair value of the common stock options. There was no stock compensation expense in the first half of 2011.

•

Acquisition and integration expense of $11.3 million in the 2010 five month period represents charges for investment banking, legal and other expenses incurred in connection with the Merger. We incurred $1.8 million in the 2011 Period for banking, legal and other professional fees incurred in connection with the Merger, Serv-A-Lite Acquisition, TagWorks Acquisition and the start-up of operations for Hillman Australia.

•

Interest expense, net, was $20.5 million in the 2011 Period, or an estimated annual rate of $41.0 million compared to $8.3 million in the 2010 five month period, or an estimated annual rate of $19.9 million. The increase in interest expense for the 2011 Period was primarily the result of the higher level of debt outstanding as a result of the Merger and the TagWorks Acquisition.

•

The Successor incurred no interest expense on mandatorily redeemable preferred stock and management purchased options as a result of their redemption in connection with the Merger. The interest expense on these securities was $5.5 million for the 2010 five month period.

Sales and Profitability for the Seven Months Ended December 31, 2010 and the Five Months Ended May 28, 2010 and the Year Ended December 31, 2009

(dollars in thousands)

	Successor		Predecessor
	Seven Months ended		Five Months ended		Year ended
	December 31, 2010		May 28, 2010		December 31, 2009
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Net sales	$276,680	100.0%	$185,716	100.0%	$458,161	100.0%
Cost of sales (exclusive of depreciation and amortization shown below)	136,554	49.4%	89,773	48.3%	224,642	49.0%

Operating expenses:
Selling	45,883	16.6%	33,568	18.1%	77,099	16.8%
Warehouse & delivery	30,470	11.0%	19,945	10.7%	48,496	10.6%
General & administrative	14,407	5.2%	10,284	5.5%	24,818	5.4%
Stock compensation expense	—	—%	19,053	10.3%	8,737	1.9%

Total SG&A	90,760	32.8%	82,850	44.6%	159,150	34.7%
Acquisition and integration	11,150	4.0%	11,342	6.1%	—	—%
Depreciation	11,007	4.0%	7,283	3.9%	16,993	3.7%
Amortization	10,669	3.9%	2,678	1.4%	6,912	1.5%
Management fees	—	—%	438	0.2%	1,010	0.2%

Total operating expenses	123,586	44.7%	104,591	56.3%	184,065	40.2%

Other income (expense)	145	0.1%	(114)	-0.1%	(120)	—%
Income (loss) from operations	16,685	6.0%	(8,762)	-4.7%	49,334	10.8%
Interest expense	20,712	7.5%	8,327	4.5%	15,521	3.4%
Interest expense on mandatorily redeemable preferred stock & management purchased preferred options	—	—%	5,488	3.0%	12,312	2.7%
Interest expense on junior subordinated debentures	7,356	2.7%	5,254	2.8%	12,820	2.8%
Investment income on trust common securities	(220)	-0.1%	(158)	-0.1%	(378)	-0.1%

Income (loss) before taxes	(11,163)	-4.0%	(27,673)	-14.9%	9,059	2.0%
Income tax (benefit) provision	(3,125)	-1.1%	(2,465)	-1.3%	10,289	2.2%

Net loss	$(8,038)	-2.9%	$(25,208)	-13.6%	$(1,230)	-0.3%

Predecessor Five Month Period of January 1 – May 28, 2010 vs Predecessor Period of the Year Ended December 31, 2009

Revenues

Net sales for the Predecessor period of January 1 – May 28, 2010 (the “2010 five month period”) were $185.7 million, or $1.77 million per shipping day, compared to net sales for the year ended December 31, 2009 of $458.2 million, or $1.84 million per shipping day. The decrease in revenues of $272.5 million was directly attributable to comparing operating results of 105 shipping days in the 2010 five month period to the results from 249 shipping days in 2009. The sales per shipping day of $1.77 million in the 2010 five month period were approximately 3.8% lower than the sales per shipping day of $1.84 million in the 2009. The decrease in sales per day for the 2010 five month period was the result of higher seasonal sales per day during the June through December period included in the twelve months of 2009 as compared to the average sales per day for the January to May 2010 period.

Expenses

Operating expenses for the period of January 1 – May 28, 2010 were $104.6 million compared to $184.1 million for the year ended December 31, 2009. The decrease in operating expenses is primarily due to the shorter 105 day ship period in the 2010 five month period which provided certain favorable operating expense variances as compared to the 249 day ship period for the year of 2009. The following changes in underlying trends also impacted the change in operating expenses:

•

Warehouse and delivery expense was $19.9 million, or 10.7% of net sales, in the 2010 five month period compared to $48.5 million, or 10.6% of net sales in the year of 2009. Freight expense, the largest component of warehouse and delivery expense, was 4.1% of net sales in the 2010 five month period. The 4.1% rate was unchanged from the same rate in 2009.

•

Stock compensation expenses from stock options primarily related to the CHS Merger Transaction resulted in a charge of $19.1 million in the 2010 five month period. The change in the fair value of the Class B Common Stock is included in stock compensation expense and this resulted in an additional charge of $13.9 million. The significant increase in the fair value of the Class B Common Stock in this predecessor period resulted from the acquisition price paid by OHCP for the Company. In addition, a stock compensation charge of $3.7 million was recorded for the increase in the fair value of the common stock options. The stock compensation expense was $8.7 million for year ended December 31, 2009.

•

Acquisition and integration expense of $11.3 million in the 2010 five month period represents one-time charges for investment banking, legal and other expenses incurred in connection with the Merger. There were no acquisition and integration expenses for the year ended December 31, 2009.

•

Amortization expense was $2.7 million in the 2010 five month period. The estimated annualized rate of approximately $6.4 million was comparable to the amortization expense of $6.9 million for year ended December 31, 2009.

•

Interest expense was $8.3 million in the 2010 five month period compared to $15.5 million for year ended December 31, 2009. The 2010 five month period included a $1.6 million interest charge for the termination of the 2008 Swap.

•

Interest expense on the mandatorily redeemable preferred stock and management purchased preferred options were $5.5 million in the 2010 five month period. The estimated annual rate of approximately $13.2 million was comparable to the interest expense of $12.3 million for year ended December 31, 2009.

•

The effective income tax rates were 8.9% for the five month Predecessor period ended May 28, 2010 and 113.6% for the twelve month Predecessor period ended December 31, 2009. The change in the effective income tax rate differed from the federal statutory rate in the five month Predecessor period ended May 28, 2010 and the twelve month Predecessor period ended December 31, 2009 primarily due to the effect of nondeductible interest on mandatorily redeemable preferred stock and nondeductible stock based compensation expense in addition to the effect of state rates.

Successor Seven Month Period of May 28 to December 31, 2010 vs Predecessor Period of the Year Ended December 31, 2009

Revenues

Net sales for the Successor period of May 28—December 31, 2010 (the “2010 seven month period”) were $276.7 million, or $1.92 million per shipping day, compared to net sales for the year ended December 31, 2009 of $458.2 million, or $1.84 million per shipping day. The decrease in revenues of $181.5 million was directly attributable to comparing operating results of 144 shipping days in the 2010 seven month period to the results from 249 shipping days in 2009. However, the sales per shipping day of $1.92 million in the 2010 seven month period were approximately 4.3% higher than the sales per shipping day of $1.84 million in the year ended

December 31, 2009. The increase in sales per day for the 2010 seven month period was the result of higher seasonal sales per day during the June through December period as compared to the average sales per day for the January through December period of 2009.

Expenses

Operating expenses for the 2010 seven month period ended December 31, 2010 were $123.6 million compared to $184.1 million for the year ended December 31, 2009. The decrease in operating expenses is primarily due to the 144 day shipping period in the 2010 seven month period as compared to the 249 day shipping period in the twelve months of 2009. The following changes in underlying trends also impacted the change in operating expenses:

•

Warehouse and delivery expense was $30.5 million, or 11.0% of net sales, in the 2010 seven month period compared to $48.5 million, or 10.6% of net sales in the year of 2009. Freight expense, the largest component of warehouse and delivery expense, increased from 4.1% of net sales in 2009 to 4.8% of net sales in the 2010 seven month period. The freight costs in the 2010 seven month period included the negative impact of higher fuel surcharges and lower average customer order sizes.

•

No stock compensation expense was recorded in the 2010 seven month period. Stock compensation expense in future periods is dependent on the valuation of underlying shares due to the classification of liability based awards. The stock compensation expense was $8.7 million in the year ended December 31, 2009.

•

Acquisition and integration expense of $11.2 million in the 2010 seven month period represents one-time charges for legal, professional, diligence and other expenses incurred by the Successor in connection with the Merger. There were no acquisition and integration expenses in 2009.

•

Amortization expense was $10.7 million in the 2010 seven month period, or an estimated annualized rate of approximately $18.3 million compared to amortization expense of $6.9 million for year ended December 31, 2009. The higher annual rate of amortization expense for the 2010 seven month period was due to the increase in intangible assets subject to amortization acquired as a result of the Merger.

•

Interest expense was $20.7 million in the 2010 seven month period, or an estimated annual rate of approximately $35.5 million compared to interest expense of $15.5 million for the year ended December 31, 2009. The increase in estimated annualized amount of interest expense was primarily the result of the higher level of debt outstanding following the Merger.

•

The Successor incurred no interest expense in the 2010 seven month period on mandatorily redeemable preferred stock and management purchased options as a result of their redemption in connection with the Merger. The interest expense on these securities was $12.3 million for year ended December 31, 2009.

•

The effective income tax rates were 28.0% for the seven month Successor period ended December 31, 2010 and 113.6% for the twelve month Predecessor period ended December 31, 2009. The change in effective income tax rate differed from the federal statutory rate in the seven month Successor period ended December 31, 2010 primarily due to the increase in the valuation reserve recorded against certain deferred tax assets in addition to the effect of state rates.

Sales and Profitability for Each of the Years Ended December 31, 2009 and 2008

(dollars in thousands)

	2009		2008
	Amount	% of Total	Amount	% of Total
Net sales	$458,161	100.0%	$481,923	100.0%
Cost of sales (exclusive of depreciation and amortization shown below)	224,642	49.0%	244,647	50.8%

Operating expenses:
Selling	77,099	16.8%	82,312	17.1%
Warehouse & delivery	48,496	10.6%	55,781	11.6%
General & administrative	24,818	5.4%	20,776	4.3%
Stock compensation expense	8,737	1.9%	2,481	0.5%

Total SG&A	159,150	34.7%	161,350	33.5%
Acquisition and integration	—	—%	—	—%
Depreciation	16,993	3.7%	17,835	3.7%
Amortization	6,912	1.5%	7,073	1.5%
Management fees	1,010	0.2%	1,043	0.2%

Total operating expenses	184,065	40.2%	187,301	38.9%

Other expense	(120)	—%	(2,250)	-0.5%
Income from operations	49,334	10.8%	47,725	9.9%
Interest expense	15,521	3.4%	20,545	4.3%
Interest expense on mandatorily redeemable preferred stock & management purchased preferred options	12,312	2.7%	11,091	2.3%
Interest expense on junior subordinated debentures	12,820	2.8%	12,609	2.6%
Investment income on trust common securities	(378)	-0.1%	(378)	-0.1%

Income before taxes	9,059	2.0%	3,858	0.8%
Income tax provision	10,289	2.2%	5,023	1.0%

Net loss	$(1,230)	-0.3%	$(1,165)	-0.2%

Predecessor Period for the Year Ended December 31, 2009 vs Predecessor Period for the Year Ended December 31, 2008

Revenues

Net sales for the year of 2009 were $458.2 million compared to net sales of $481.9 million for the year of 2008. The decrease in revenues of $23.7 million, or 4.9%, was a result of the depressed economic conditions which caused a contraction in the residential construction market and a decrease in activity among our retail customers.

Expenses

Operating expenses for the year of 2009 were $184.1 million compared to $187.3 million for the year of 2008. The decrease in operating expenses in 2009 was primarily due to the impact of lower sales volume on variable expenses such as warehouse labor, freight and shipping supplies. The following changes in underlying trends also impacted the change in operating expenses:

•

Selling expense was $77.1 million, or 16.8% of net sales, in 2009 compared to $82.3 million, or 17.1% of net sales in 2008. Selling expenses decreased $5.2 million, or 6.3%, primarily as a result of headcount reductions , reduced commissions on lower franchise and independent sales, and reduced auto and travel related expenses to provide service and merchandising to our customers.

•

Warehouse and delivery expense was $48.5 million, or 10.6% of net sales, in 2009 compared to $55.8 million or 11.6% of net sales in 2008. Freight expense, the largest component of warehouse and delivery expense, decreased from 4.6% of net sales in 2008 to 4.1% of net sales in 2009. The reduction in freight expense as a percentage of sales in 2009 resulted from a reduced level of fuel surcharges, the negotiation of more favorable freight contracts and the implementation of shipping and handling efficiencies. Operational improvements to the order fulfillment process continued to produce lower labor costs and shipping supply expense in 2009.

G&A expenses of $24.8 million in 2009 were $4.0 million more than 2008. The increase in G&A expenses was primarily the result of the investment performance of securities held in the nonqualified deferred compensation plan’s Rabbi Trust which provided an unfavorable adjustment of $0.3 million in 2009 and a favorable adjustment of $1.4 million in 2008. In both years, an offsetting adjustment was recorded in other income (expense). In addition, professional and legal costs increased by $1.2 million in 2009 and administrative salaries, bonuses and benefits increased by $1.2 million as a result of higher EBITDA earnings in 2009.

•

Stock compensation expenses of $8.7 million were $6.3 million more than 2008. The stock compensation expense is derived from the changes in value of common stock and stock options primarily related to the Merger. The changes in the fair value of the Class B Common Stock are included in stock compensation expense and this resulted in a charge of $4.7 million in 2009 compared to a gain of $1.0 million in 2008.

Depreciation expense decreased $0.8 million from $17.8 million in 2008 to $17.0 million in 2009. The decreased depreciation was a result of less capital spending in 2009 for the placement of Quick-Tag and key duplicating machines which were partially offset by additional depreciation primarily for the Enterprise Resource Planning software (“ERP”) which became operational in 2009.

•

Interest expense decreased $5.0 million to $15.5 million in 2009 from $20.5 million in 2008. The decrease in interest expense was primarily the result of a decrease in our outstanding debt and lower borrowing costs on the variable rate term loan.

Liquidity and Capital Resources

Cash Flows

The statements of cash flows reflect the changes in cash and cash equivalents for the seven months ended December 31, 2010 (Successor), the five months ended May 28, 2010 (Predecessor) and the years ended December 31, 2009 and 2008 (Predecessor) and the six months ended June 30, 2011 (Successor), the one month ended June 30, 2010 (Successor) and the five months ended May 28, 2010 (Predecessor) by classifying transactions into three major categories: operating, investing and financing activities. The cash flows from the Merger are separately discussed below.

Merger

In connection with the Merger, we issued common stock for $308.6 million in cash. Proceeds from borrowings under the senior secured credit facility provided an additional $290.6 million and proceeds from the existing notes provided $150.0 million, less aggregate financing fees of $15.7 million. The debt and equity proceeds were used to repay the existing senior and subordinated debt and accrued interest thereon of $199.1 million, to repurchase the existing shareholders’ common equity, preferred equity and stock options of $506.4 million, and to purchase the Quick-Tag license for $11.5 million. The remaining proceeds were used to pay transaction expenses of $16.4 million and prepaid expenses of $0.1 million.

Operating Activities

For the Six Months Ended June 30, 2011 and the one month ended June 30, 2010 and the five months ended May 28, 2010

Net cash used by operating activities for the six months ended June 30, 2011 of $7.6 million was the result of the net loss adjusted for non-cash items of $14.5 million for depreciation, amortization, deferred taxes, and deferred financing which was offset by cash related adjustments of $22.1 million for routine operating activities represented by changes in accounts receivable, inventories, accounts payable, accrued liabilities and other assets. In the first six months of 2011, routine operating activities used cash through an increase in accounts receivable of $16.3 million, inventories of $4.1 million, other assets of $2.0 million and a decrease in other accrued liabilities of $1.6 million. This was partially offset by an increase in accounts payable of $1.0 million and other of $0.9 million. Our operating cash outflows have historically been higher in the first two fiscal quarters when selling volume, accounts receivable and inventory levels increase as we move into the stronger spring and summer selling seasons.

Excluding $17.5 million in cash used for the Merger, net cash provided by operating activities for the six months ended June 30, 2010 of $9.8 million was the result of the net loss adjusted for non-cash items of $11.0 million for depreciation, amortization, deferred taxes, deferred financing, stock-based compensation and interest on mandatorily redeemable preferred stock and management purchased options which was offset by cash related adjustments of $1.2 million for routine operating activities represented by changes in inventories, accounts receivable, accounts payable, accrued liabilities and other assets. In the first six months of 2010, routine operating activities used cash through an increase in accounts receivable of $16.5 million and other of $1.3 million. This was partially offset by an increase in accounts payable of $8.8 million, an increase in accrued liabilities of $7.4 million, a decrease in inventories of $0.4 million. The increase in accounts receivable was the result of the seasonal increase in sales for the latter part of the second quarter.

For the Seven Months Ended December 31, 2010 and the Five Months Ended May 28, 2010 and the Years Ended December 31, 2009 and 2008

Excluding $17.5 million in cash used for the Merger, net cash provided by operating activities for the year ended December 31, 2010 of $28.2 million was the result of the net loss adjusted for non-cash charges of $25.0 million for depreciation, amortization, deferred taxes, deferred financing, stock-based compensation and interest on mandatorily redeemable preferred stock and management purchased options in addition to cash related adjustments of $3.2 million for routine operating activities represented by changes in inventories, accounts receivable, accounts payable, accrued liabilities and other assets. In 2010, routine operating activities provided cash through an increase in accounts payable of $8.9 million and accrued liabilities of $8.2 million. This was partially offset by an increase in accounts receivable of $2.1 million, inventories of $8.7 million and other of $3.1 million.

Net cash provided by operating activities for the year ended December 31, 2009 of $72.0 million was generated by the net loss adjusted for non-cash charges of $55.1 million for depreciation, amortization, dispositions of equipment, deferred taxes, deferred financing, stock-based compensation and interest on mandatorily redeemable preferred stock which was in addition to cash related adjustments of $18.1 million for routine operating activities represented by changes in inventories, accounts receivable, accounts payable, accrued liabilities and other assets. In 2009, routine operating activities provided cash through a decrease in inventories of $18.3 million, accounts receivable of $1.6 million, other assets of $1.0 million and an increase in accrued liabilities of $3.6 million. Accounts payable accounted for the remaining $6.2 million decrease of cash provided by operating activities. The large decrease in inventories resulted from product cost reductions and the implementation of new inventory management processes which reduced the inventory requirements.

Net cash provided by operating activities for the year ended December 31, 2008 of $37.6 million was generated by the net loss adjusted for non-cash charges of $43.3 million for depreciation, amortization, dispositions of equipment, deferred taxes, deferred financing, stock-based compensation and interest on mandatorily redeemable preferred stock which was partially offset by cash related adjustments of $4.6 million for routine operating activities represented by changes in inventories, accounts receivable, accounts payable, accrued liabilities and other assets. In 2008, routine operating activities used cash for an increase in inventories of $3.5 million and accounts receivable of $4.4 million. Accounts payable, accrued liabilities and other items accounted for the remaining $3.3 million increase of cash provided by operating activities.

Investing Activities

For the Six Months Ended June 30, 2011 and the one month ended June 30, 2010 and the five months ended May 28, 2010

Net cash used for investing activities was $49.0 million for the six months ended June 30, 2011. We used $40.4 million for the TagWorks Acquisition. Capital expenditures for the six months totaled $8.6 million, consisting of $4.7 million for key duplicating machines, $2.2 million for engraving machines, $1.3 million for computer software and equipment and $0.4 million for machinery and equipment.

We used cash of $11.5 million from the Merger to purchase the licensing rights and related patents for the Quick-Tag business. Excluding the $11.5 million used for the Quick-Tag Acquisition, net cash used for investing activities was $6.8 million for the six months ended June 30, 2010. Capital expenditures for the six months totaled $6.8 million, consisting of $4.6 million for key duplicating machines, $0.6 million for engraving machines, and $1.6 million for computer software and equipment.

For the Seven Months Ended December 31, 2010 and the Five Months Ended May 28, 2010 and the Years Ended December 31, 2009 and 2008

We used cash of $11.5 million from the Merger to purchase the licensing rights and related patents for the Quick-Tag business. Excluding the $11.5 million used for the Quick-Tag Acquisition, net cash used for investing activities was $37.7 million for the year ended December 31, 2010. We used $21.3 million for the acquisition of Serv-A-Lite and $1.3 million to purchase the licensing rights for the Laser Key business. Capital expenditures for the year totaled $15.1 million, consisting of $9.1 million for key duplicating machines, $1.7 million for engraving machines, and $4.3 million for computer software and equipment.

Net cash used for investing activities was $13.0 million for the year ended December 31, 2009. Capital expenditures for the year totaled $13.0 million, consisting of $7.4 million for key duplicating machines, $0.5 million for engraving machines, $3.8 million for computer software and equipment and $1.3 million for plant equipment and other equipment purchases.

Net cash used for investing activities was $13.4 million for the year ended December 31, 2008. Capital expenditures for the year totaled $13.4 million, consisting of $7.3 million for key duplicating machines, $1.4 million for engraving machines, $3.4 million for computer software and equipment and $1.3 million for plant equipment and other equipment purchases.

Financing Activities

For the Six Months Ended June 30, 2011 and the one month ended June 30, 2010 and the five months ended May 28, 2010

Net cash provided by financing activities was $52.0 million for the six months ended June 30, 2011. The net cash provided by financing activities was primarily related to the issuance of $50.0 million in 10.875% Senior Notes together with the $4.6 million note premium. In addition, we borrowed $1.4 million net cash on the revolving credit facility. This was partially offset by net cash used for payments of $2.6 million in financing fees on the 10.875% Senior Notes and amendment to the credit facilities together with $1.45 million in principal payments on the senior term loans.

Excluding $29.0 million in cash provided by borrowings related to the Merger, net cash used for financing activities was $10.6 million for the six months ended June 30, 2010. The net cash used was primarily related to the principal payments on the senior term loans of $9.5 million and further payments of $0.6 million on the revolving credit facility and $0.5 million on capitalized lease obligations.

For the Seven Months Ended December 31, 2010 and the Five Months Ended May 28, 2010 and the Years Ended December 31, 2009 and 2008

Excluding $29.0 million in cash provided by borrowings related to the Merger, net cash used for financing activities was $0.1 million for the year ended December 31, 2010. The net cash used was primarily related to the principal payments on the senior term loans of $11.0 million and further payments of $0.6 million on the revolving credit facility and $0.5 million on capitalized lease obligations which were offset by new borrowings on the revolving credit facility of $12.0 million.

Net cash used for financing activities was $49.0 million for the year ended December 31, 2009. The net cash used was primarily related to the principal payments of $45.0 million on the senior term loan.

Net cash used for financing activities was $29.0 million for the year ended December 31, 2008. The net cash used was primarily related to the principal payments of $28.6 million on the senior term loan.

Income Taxes

For the Three and Six Months Ended June 30, 2011 and the One Month Ended June 30, 2010 and the Two and Five Months Ended May 28, 2010.

In the six month and three month periods ended June 30, 2011, we recorded an income tax (benefit) / provision of ($2.1) and $2.1 million on a pre-tax (loss) / income of ($7.9) and $1.2 million, respectively. In the five month and two month Predecessor periods ended May 28, 2010 and the one month Successor period ended June 30, 2010, we recorded an income tax (benefit) of ($2.5), ($3.7) and ($2.0) million on a pre-tax (loss) of ($27.7), ($27.4) and ($7.8) million, respectively. The effective income tax rates were 26.8% and 173.1% for the six and three month periods ended June 30, 2011. In the five month and two month Predecessor periods ended May 28, 2010 and the one month Successor period ended June 30, 2010, the effective income tax rates were 8.9%, 13.6% and 26.0% respectively.

In the six month and three month periods ended June 30, 2011, the effective income tax rate differed from the federal statutory rate primarily due to a current period charge caused by the effect of changes in certain state income tax rates on the company’s deferred tax assets and liabilities. The effective income tax rate in the three month period ended June 30, 2011 was also affected by the change in the second quarter of the estimated annual effective tax rate used to compute the interim tax provision as required by ASC 740-270, the accounting guidance established for computing income taxes in interim periods. The net effect of the change was recorded in the current period as required by the accounting standard. The remaining differences between the effective income tax rate and the federal statutory rate in the six and three month periods ended June 30, 2011 was primarily due to state and foreign income taxes.

In the five month and two month Predecessor periods ended May 28, 2010, the effective income tax rate differed from the federal statutory rate primarily as a result of the effect of nondeductible interest on mandatorily redeemable preferred stock and stock compensation expense. In the two month Predecessor period ended May 28, 2010, we recognized an increase in our reserve for uncertainty in accounting for income taxes as well as a net decrease in valuation reserves recorded against certain deferred tax assets. The remaining difference between the effective income tax rate and the federal statutory rate in the five and two month Predecessor periods ended May 28, 2010 and the one-month Successor period ended June 30, 2010 was primarily due to state and foreign income taxes.

In 2010, costs totaling $4,887 were capitalized for income tax purposes in connection with the Merger, including $1,138 of investment banking fees, $1,070 of consulting and advisory fees, $2,117 of legal fees and $562 of other miscellaneous transaction costs. These costs were expensed for book purposes resulting in a deferred tax asset of $1,887. We have established a valuation allowance of $914 in the Predecessor period and $973 in the Successor period for the entire amount of the deferred tax asset related to these non-amortizable capitalized costs.

Successor Seven Month Period Ended December 31, 2010, Predecessor Five Month Period Ended May 28, 2010 and Predecessor Year Ended December 31, 2009

The effective income tax rates were 28.0% for the seven month Successor period ended December 31, 2010, 8.9% for the five month Predecessor period ended May 28, 2010 and 113.6% for the twelve month Predecessor period ended December 31, 2009. The change in effective income tax rate differed from the federal statutory rate in the seven month Successor Period ended December 31, 2010 primarily due to the increase in the valuation reserve recorded against certain deferred tax assets in addition to the effect of state rates. The change in the effective income tax rate differed from the federal statutory rate in the five month Predecessor period ended May 28, 2010 and the twelve month Predecessor period ended December 31, 2009 primarily due to the effect of nondeductible interest on mandatorily redeemable preferred stock and nondeductible stock based compensation expense in addition to the effect of state rates. See Note 6, Income Taxes of the notes to the consolidated financial statements included elsewhere in this prospectus for income taxes and disclosures related to 2010 and 2009 income tax events.

Predecessor Periods for the Years Ended December 31, 2009 and 2008

The effective income tax rates were 113.6% and 130.2% for the years ended December 31, 2009 and 2008, respectively. The change in effective income tax rate differed from the federal statutory rate primarily due to the effect of nondeductible interest on mandatorily redeemable preferred stock and nondeductible stock based compensation expense in addition to the effect of state rates. See Note 6, Income Taxes of the notes to the consolidated financial statements included elsewhere in this prospectus for income taxes and disclosures related to 2009 and 2008 income tax events.

Liquidity

We believe projected cash flows from operations and revolver availability will be sufficient to fund working capital and capital expenditure needs for the next 12 months.

Our working capital (current assets minus current liabilities) position of $115.2 million as of June 30, 2011, represents a decrease of $5.2 million from the December 31, 2010 level of $120.4 million as follows:

(dollars in thousands)
Amount
Decrease in cash and cash equivalents	$(4,547)
Increase in accounts receivable, net	17,039
Increase in inventories, net	5,642
Increase in other current assets	1,807
Decrease in deferred taxes	(660)
Increase in accounts payable	(1,580)
Increase in additional acquisition consideration	(24,548)
Decrease in accrued salaries and wages	854
Increase in accrued pricing allowances	(647)
Increase in accrued income and other taxes	(341)
Increase in accrued interest	(550)
Decrease in other accrued liabilities	2,293

Net decrease in working capital for the quarter ended June 30, 2011	$(5,238)

The decrease in our working capital as of June 30, 2011 was primarily the result of the March 16, 2011 TagWorks Acquisition which included $24,548 in additional acquisition consideration as a reduction to working capital.

Contractual Obligations

Our contractual obligations in thousands of dollars as of June 30, 2011:

	Payments Due
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Contractual Obligations
Junior Subordinated Debentures (1)	$115,624	$—	$—	$—	$115,624
Senior Term Loans	287,100	2,900	5,800	278,400	—
Bank Revolving Credit Facility	12,000	—	—	12,000	—
10.875% Senior Notes	200,000	—	—	—	200,000
Additional Acquisition Consideration	24,548	24,548	—	—	—
KeyWorks License Agreement	4,854	500	1,000	1,000	2,354
Interest Payments (2)	220,252	36,076	71,767	70,111	42,298
Operating Leases	38,918	7,998	9,234	4,907	16,779
Deferred Compensation Obligations	3,705	227	454	454	2,570
Capital Lease Obligations	170	38	70	60	2
Purchase Obligations	700	350	350	—	—
Other Obligations	1,864	1,119	596	149	—
Uncertain Tax Position Liabilities	4,440	—	1,438	—	3,002

Total Contractual Cash Obligations (3)	$914,175	$73,756	$90,709	$367,081	$382,629

(1)	The junior subordinated debentures liquidation value is approximately $108,707.
(2)	Interest payments for borrowings under the senior secured credit facilities and with regard to the 10.875% Senior Notes. Interest payments on the variable rate senior term loans were calculated using the actual interest rate of 5.00% as of June 30, 2011 which consisted of a EuroDollar minimum floor rate of 1.50% plus EuroDollar Margin of 3.50%.
(3)	All of the contractual obligations noted above are reflected on our condensed consolidated balance sheet as of June 30, 2011 except for the interest payments and operating leases.

We have a purchase agreement with our supplier of key blanks which requires minimum purchases of 100 million key blanks per year. To the extent minimum purchases of key blanks are below 100 million, we must pay the supplier $0.0035 per key multiplied by the shortfall. Since the inception of the contract in 1998, we have purchased more than the requisite 100 million key blanks per year from the supplier. In 2009, we extended this contract for an additional four years.

As of June 30, 2011, we had no material purchase commitments for capital expenditures.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

Borrowings

As of June 30, 2011, we had $12.1 million available under our senior secured credit facilities. We had approximately $299.2 million of outstanding debt under our senior secured credit facilities at June 30, 2011, consisting of $287.1 million in a term loan, $12.0 million in revolving credit borrowings and $0.1 million in capitalized lease obligations. The term loan consisted of a $287.1 million Term B-2 Loan at a three (3) month LIBOR rate plus margin of 5.00%. The revolver borrowings (the “Revolver”) consisted of $12.0 million currently at a three (3) month LIBOR rate plus margin of 5.50%. The capitalized lease obligations were at various interest rates.

At June 30, 2011 and December 31, 2010, our borrowings were as follows:

(dollars in thousands)

	June 30, 2011			December 31, 2010
	Facility Amount	Outstanding Amount	Interest Rate	Facility Amount	Outstanding Amount	Interest Rate
Term B-2 Loan		$287,100	5.00%		$288,550	5.50%
Revolving credit facility	$30,000	12,000	5.50%	$30,000	12,000	5.50%
Capital leases & other obligations		149	various		164	various

Total secured credit		299,249			300,714
10.875% Senior notes		204,500	10.875%		150,000	10.875%

Total borrowings		$503,749			$450,714

On May 28, 2010, we and certain of our subsidiaries closed the senior secured credit facilities, consisting of a $290.0 million term loan and a $30.0 million Revolver. The term loan portion of the senior secured credit facilities has a six year term and the Revolver has a five year term. The senior secured credit facilities, as amended, provide borrowings at interest rates based on a EuroDollar rate plus a margin of 3.50%, or a Base Rate plus a margin of 2.50%. The EuroDollar rate is subject to a minimum floor of 1.50% and the Base Rate is subject to a minimum floor of 2.50%.

Concurrent with the consummation of the Merger, Hillman Group issued $150.0 million aggregate principal amount of its 10.875% Senior Notes due 2018. On March 16, 2011, Hillman Group completed an offering of $50.0 million aggregate principal amount of its 10.875% Senior Notes due 2018. Hillman Group received a premium of $4.6 million on the $50.0 million note offering and used the net proceeds to fund the TagWorks Aquisition, to repay a portion of indebtedness under its revolving credit facility and to pay related fees, expenses and other related payments. The 10.875% Senior Notes are guaranteed by Hillman Companies, Hillman Investment Company and all of the domestic subsidiaries of Hillman Group. Hillman Group pays interest on the 10.875% Senior Notes semi-annually on June 1 and December 1 of each year.

Our senior secured credit facilities require the maintenance of a secured leverage ratio which limits our ability to incur debt, make investments, make dividend payments to holders of the Trust Preferred Securities or undertake certain other business activities. Upon the occurrence of an event of default under the credit agreements, all amounts outstanding, together with accrued interest, could be declared immediately due and payable by our lenders. Below are the calculations of the financial covenant, as amended on April 18, 2011, with the senior secured credit facilities requirement for the twelve trailing months ended June 30, 2011:

(dollars in thousands)

	Actual	Ratio Requirement
Secured Leverage Ratio
Senior term loan balance	$287,100
Revolver	12,000
Capital leases and other credit obligations	149

Total debt	$299,249

Adjusted EBITDA (1)	$89,529

Leverage ratio (must be below requirement)	3.34	4.75

(1)	Adjusted EBITDA is defined as income from operations of $38,158, plus depreciation of $19,726, amortization of $19,737, restructuring costs of $3,188, acquisition and integration costs of $2,527, foreign exchange (gains) or losses of ($786) and the pro-forma EBITDA from the acquisitions of Servalite and TagWorks of $6,979.

Related Party Transactions

The Predecessor was obligated to pay management fees to a subsidiary of CHS in the amount of $58 thousand per month. The Predecessor was also obligated to pay transaction fees to a subsidiary of OTPP in the amount of $26 thousand per month, plus out of pocket expenses. The Successor has no management fee charges for the three and six month periods ended June 30, 2011. The Successor has no management fee charges for the one month period ended June 30, 2010. The Predecessor has recorded aggregate management and transaction fee charges and expenses from CHS and OTPP of $187 thousand and $438 thousand for the two and five month periods ended May 28, 2010, respectively.

Gregory Mann and Gabrielle Mann are employed by the All Points subsidiary of Hillman. All Points leases an industrial warehouse and office facility from companies under the control of the Manns. The Predecessor and Successor have recorded rental expense for the lease of this facility on an arm’s length basis. The Successor recorded rental expense for the lease of this facility in the amount of $82 thousand and $165 thousand for the three and six month periods ended June 30, 2011, respectively. The Successor recorded rental expense for the lease of this facility in the amount of $28 thousand for the one month period ended June 30, 2010. The Predecessor recorded rental expense for the lease of this facility in the amount of $55 thousand and $138 thousand for the two and five month periods ended May 28, 2010, respectively.

Critical Accounting Policies and Estimates

Significant accounting policies and estimates are summarized in the notes to the condensed consolidated financial statements. Some accounting policies require management to exercise significant judgment in selecting the appropriate assumptions for calculating financial estimates. Such judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, known trends in our industry, terms of existing contracts and other information from outside sources, as appropriate. Management believes these estimates and assumptions are reasonable based on the facts and circumstances as of June 30, 2011, however, actual results may differ from these estimates under different assumptions and circumstances.

We identified our critical accounting policies in Management’s Discussion and Analysis of Financial Condition and Results of Operations found in our Annual Report on Form 10-K for the year ended December 31, 2010. We believe there have been no changes in these critical accounting policies. We have summarized our critical accounting policies either in the notes to the condensed consolidated financial statements or below:

Revenue Recognition:

Revenue is recognized when products are shipped or delivered to customers depending upon when title and risks of ownership have passed and the collection of the relevant receivables is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales tax collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore excluded from revenues in the consolidated statements of operations.

We offer a variety of sales incentives to our customers primarily in the form of discounts, rebates and slotting fees. Discounts are recognized in the financial statements at the date of the related sale. Rebates are estimated based on the revenue to date and the contractual rebate percentage to be paid. A portion of the estimated cost of the rebate is allocated to each underlying sales transaction. Slotting fees are used on an infrequent basis and are not considered to be significant. Discounts, rebates and slotting fees are included in the determination of net sales.

We also establish reserves for customer returns and allowances. The reserves are established based on historical rates of returns and allowances. The reserves are adjusted quarterly based on actual experience. Returns and allowances are included in the determination of net sales.

Accounts Receivable and Allowance for Doubtful Accounts:

We establish the allowance for doubtful accounts using the specific identification method and also provides a reserve in the aggregate. The estimates for calculating the aggregate reserve are based on historical information. Increases to the allowance for doubtful accounts result in a corresponding expense. We write off individual accounts receivable when collection becomes improbable. The allowance for doubtful accounts was $584 thousand as of June 30, 2011 and $520 thousand as of December 31, 2010.

Inventory Realization:

Inventories consisting predominantly of finished goods are valued at the lower of cost or market, cost being determined principally on the weighted average cost method. Excess and obsolete inventories are carried at net realizable value. The historical usage rate is the primary factor used by us in assessing the net realizable value of excess and obsolete inventory. A reduction in the carrying value of an inventory item from cost to market is recorded for inventory with no usage in the preceding twenty-four month period or with on hand quantities in excess of twenty-four months average usage. The inventory reserve amounts were $7.4 million as of June 30, 2011 and $11.0 million as of December 31, 2010. In the six months ended June 30, 2011, we wrote-off $4.1 million in previously identified excess and obsolete inventory.

Goodwill and Other Intangible Assets:

Goodwill represents the excess purchase cost over the fair value of net assets of companies acquired in business combinations. Goodwill is an indefinite lived asset and is tested for impairment at least annually or more frequently if a triggering event occurs. We consider TagWorks (See Note 4—Acquisitions of the notes to the condensed consolidated financial statements included elsewhere in this prospectus), The Hillman Group Canada, LTD., SunSource Integrated Services de Mexico SA de CV, The Hillman Group Australia, PTY., and All Points as separate reporting units and the remaining operations a sixth reporting unit for goodwill impairment testing purposes. If the carrying amount of goodwill is greater than the fair value, impairment may be present. In connection with the Merger, an independent appraiser assessed the value of our goodwill based on a discounted cash flow model and multiple of earnings. Assumptions critical to our fair value estimates under the discounted cash flow model include the discount rate, projected average revenue growth and projected long term growth rates in the determination of terminal values.

We also evaluate indefinite-lived intangible assets (primarily trademarks and trade names) for impairment annually. We also test for impairment if events and circumstances indicate that it is more likely than not that the fair value of an indefinite-lived intangible asset is below its carrying amount. Assumptions critical to our evaluation of indefinite-lived intangible assets for impairment include: the discount rate, royalty rates used in its evaluation of trade names, projected average revenue growth, and projected long-term growth rates in the determination of terminal values. An impairment charge is recorded if the carrying amount of an indefinite-lived intangible asset exceeds the estimated fair value on the measurement date. No impairment charges were recorded in the six month periods ended June 30, 2011 and 2010.

Long-Lived Assets:

We evaluate our long-lived assets for financial impairment and will continue to evaluate them based on the estimated undiscounted future cash flows as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. No impairment charges were recognized for long-lived assets in the six month periods ended June 30, 2011 and 2010.

Risk Insurance Reserves:

We self-insure our product liability, automotive, workers’ compensation and general liability losses up to $250 thousand per occurrence. Catastrophic coverage has been purchased from third party insurers for occurrences in excess of $250 thousand up to $40 million. The two risk areas involving the most significant accounting estimates are workers’ compensation and automotive liability. Actuarial valuations performed by our outside risk insurance expert were used to form the basis for workers’ compensation and automotive liability loss reserves. The actuary contemplated our specific loss history, actual claims reported, and industry trends among statistical and other factors to estimate the range of reserves required. Risk insurance reserves are comprised of specific reserves for individual claims and additional amounts expected for development of these claims, as well as for incurred but not yet reported claims. We believe the liability recorded for such risk insurance reserves is adequate as of June 30, 2011, but due to judgments inherent in the reserve estimation process, it is possible the ultimate costs will differ from this estimate.

We self-insure our group health claims up to an annual stop loss limit of $200 thousand per participant. Aggregate coverage is maintained for annual group health insurance claims in excess of 125% of expected claims. Historical group insurance loss experience forms the basis for the recognition of group health insurance reserves. We believe the liability recorded for such insurance reserves is adequate as of June 30, 2011, but due to judgments inherent in the reserve estimation process, it is possible the ultimate costs will differ from this estimate.

Income Taxes:

Deferred income taxes are computed using the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities (temporary differences) and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided for tax benefits where it is more likely than not that certain tax benefits will not be realized. Adjustments to valuation allowances are recorded from changes in utilization of the tax related item. For additional information, see Note 8 of the notes to the condensed consolidated financial statements included elsewhere in this prospectus.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, “Improving Disclosures about Fair Value Measurement.” This guidance amends Accounting Standards Codification (“ASC”) Topic 820 to require new disclosures for fair value measurements and provides clarification for existing disclosure requirements. The guidance requires new disclosures about transfers in and out of Levels 1 and 2 and further descriptions for the reasons for the transfers. The guidance also requires more detailed disclosure about the activity within Level 3 fair value measurements. We adopted the guidance on January 1, 2010, except for the requirements related to Level 3 disclosures, which were adopted on January 1, 2011. This guidance requires expanded disclosures only, and did not have a material impact on our consolidated results of operations or financial condition.

In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations.” This ASU addresses the diversity in practice about the interpretation of the pro-forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This update also expands the supplemental pro-forma disclosures under Topic 805 to include a description of the nature and amount of material, non-recurring pro-forma adjustments directly attributable to the business combination included in the reported pro-forma revenue and earnings. All amendments in the update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We adopted this update on January 1, 2011 and the adoption of this update did not have a material impact on our consolidated results of operations or financial condition.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” The amendments in this Update generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This Update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRS. The amendments in this Update are to be applied prospectively and are effective during interim and annual periods beginning after December 15, 2011. The Company does not expect this guidance to have a significant impact on our consolidated results of operations or financial condition.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income,” requiring most entities to present items of net income and other comprehensive income either in one continuous statement—referred to as the statement of comprehensive income—or in two separate, but consecutive, statements of net income and other comprehensive income. The new requirements are effective for interim and annual periods beginning after December 15, 2011. The Company does not expect this guidance to have a significant impact on our consolidated results of operation or financial condition.

In September 2011, the FASB issued ASU No. 2011-08, “Testing Goodwill for Impairment.” This Update addresses concerns about the cost and complexity of performing the first step of the two-step goodwill impairment test required under Topic 350, Intangibles—Goodwill and Other. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The new requirements are effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company does not expect this guidance to have a significant impact on our consolidated results of operation or financial condition.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to the impact of interest rate changes as borrowings under the senior secured credit facilities bear interest at variable interest rates. It is our policy to enter into interest rate transactions only to the extent considered necessary to meet objectives.

On August 29, 2008, we entered into the 2008 Swap with a three year term for a notional amount of $50.0 million. The 2008 Swap fixed the interest rate at 3.41% plus applicable rate margin. The 2008 Swap was terminated on May 24, 2010.

On June 24, 2010, we entered into the 2010 Swap with a two-year term for a notional amount of $115.0 million. The 2010 Swap was effective May 31, 2011 and its termination date is May 31, 2013. The 2010 Swap fixes the interest rate at 2.47% plus applicable interest rate margin.

The 2010 Swap was initially designated as an effective cash flow hedge. Effective April 18, 2011, we executed the second amendment to the credit agreement and as a result the 2010 Swap was de-designated to an ineffective cash flow hedge.

Based on our exposure to variable rate borrowings at June 30, 2011, a one percent (1%) change in the weighted average interest rate for a period of one year would change the annual interest expense by approximately $1.8 million.

We are exposed to foreign exchange rate changes of the Australian, Canadian and Mexican currencies as it impacts the $10.5 million net asset value of our Australian, Canadian and Mexican subsidiaries as of June 30, 2011. Management considers our exposure to foreign currency translation gains or losses to be immaterial.

THE TRANSACTIONS

THE INITIAL TRANSACTIONS

The Merger

On May 28, 2010, Hillman completed its previously announced merger with Merger Sub. Immediately following the acquisition, Hillman became a wholly owned subsidiary of the Purchaser.

In the Merger, each share of Class A Preferred Stock, par value $0.01 per share, of Hillman issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive an amount, in cash, equal to the Liquidation Value (as defined in Hillman’s charter) plus all accrued and unpaid dividends on such shares as of the effective time of the Merger.

In the Merger, each share of Class A Common Stock, par value $0.01 per share, Class B Common Stock, par value $0.01 per share, and each share of Class C Common Stock, par value $0.01 per share, of Hillman issued and outstanding immediately prior to the effective time of the Merger, other than the Management Rollover Shares and the Dissenting Shares (each as defined in the Merger Agreement), was converted into the right to receive an amount, in cash, equal to the per share portion of the Closing Residual Consideration of Hillman, as defined in the Merger Agreement, plus the per share portion of any Additional Merger Consideration, as defined in the Merger Agreement. Immediately prior to the effective time of the Merger, the Management Rollover Shares were transferred to the Purchaser in exchange for shares of common stock of Purchaser having a dollar value equal to the per share portion of the Closing Residual Consideration that would otherwise have been payable upon the Merger if the rollover had not occurred. Any Additional Merger Consideration that is paid to the stockholders of Hillman will be paid with respect to the Management Rollover Shares in cash on the same basis as if the rollover had not occurred.

Each option for Common Stock of Hillman or for Preferred Stock of Hillman that was not fully vested and exercisable as of the effective time of the Merger automatically became fully vested and exercisable as of the effective time of the Merger pursuant to the terms of the Merger Agreement. The holders of stock options were paid an amount based on the relevant merger consideration and at the applicable exercise price and number of shares.

At the Closing, Hillman Investment redeemed each outstanding share of its Class A Preferred Stock at an amount equal to the Liquidation Value (as defined in Hillman Investment’s charter) plus all accrued and unpaid dividends on such shares as of the effective time of the Merger.

Each option for Class A Preferred Stock of Hillman Investment became vested and exercisable as of the effective time of the Merger. The Hillman Investment option holders were paid an amount based on the redemption price for such preferred stock and at the applicable exercise price and number of shares.

Hillman Trust’s publicly traded Trust Preferred Securities remain outstanding and continue to trade on the NYSE-AMEX.

Equity Contribution

Immediately prior to the consummation of the Merger, affiliates of OHCP III and certain members of our management contributed an aggregate of $308.6 million in cash and shares of common stock of Hillman to the Purchaser in exchange for shares of common stock of the Purchaser.

In the Equity Contribution, affiliates of OHCP III contributed an aggregate of $294.7 million and members of our management contributed an aggregate of $13.9 million pursuant to rollover agreements entered with the Purchaser.

Bank Financing

Simultaneously with the Merger and the offering of the existing notes, we entered into $320 million of new senior secured credit facilities consisting of a $290 million term loan and a $30 million revolving credit facility. For a summary of the material terms of our senior secured credit facilities see “Description of Certain Other Indebtedness” elsewhere in this prospectus

Quick-Tag Acquisition

Concurrently with the closing of the Merger, we closed the Quick-Tag Acquisition for a purchase price of $11.5 million. We used a portion of our borrowings under our term loan to finance the Quick-Tag Acquisition.

NEW ACQUISITION TRANSACTIONS

Serv-A-Lite Acquisition

On December 29, 2010, Hillman Group closed the Serv-A-Lite Acquisition. On March 31, 2011, Serv-A-Lite was merged with and into Hillman Group, with Hillman Group as the surviving entity.

TagWorks Acquisition

On March 16, 2011, Hillman Group closed the TagWorks Acquisition for an initial purchase price of approximately $40.0 million in cash. Pursuant to the purchase agreement, Hillman Group paid additional consideration of $12.5 million to the sellers of TagWorks on October 31, 2011. In addition, subject to fulfillment of certain conditions, Hillman Group will pay an additional earn-out payment of up to $12.5 million in 2012. In conjunction with this agreement, Hillman Group entered into a license agreement with KeyWorks, a company affiliated with TagWorks, to assign its patent-pending retail key program technology to Hillman Group and to continue to work collaboratively with us to develop next generation key duplicating technology. The closing of the TagWorks Acquisition occurred concurrently with, and was a condition to, the closing of the offering of the initial notes.

BUSINESS

General

We are a leading value-added distributor of fasteners, key duplication systems, keys, engrave-able tags, letters numbers and signs, threaded rod, builder’s hardware and other hardware-related items primarily to the retail market in North America. We provide our customers with value-added solutions and product category management services for our more than 60,000 SKUs, including sourcing, logistics, merchandising displays, inventory level management and extensive in-store sales and service support. We believe that our value-added solutions and product category management services are difficult to replicate, resulting in significant competitive advantages and deeply entrenched customer relationships.

We hold a leading position in all of our core product categories and have a strong history of new product introductions and acquisitions of complementary product lines. Our product mix encompasses low price-point consumer products that exhibit recession-resistant characteristics. We sell these products to a diverse customer base comprising hardware stores, home improvement centers, mass merchants, national and regional hardware stores, pet supply stores, and other retail outlets in the United States, Canada, Mexico, Latin America, the Caribbean and Australia. Our wide-ranging service offerings and dedicated 700 person sales force makes us a highly effective outsourcing solution for managing SKU intensive, low price-point hardware product categories.

The following charts illustrate the contribution to our net sales by customer type and product category for the year ended December 31, 2010:

We have delivered strong financial results through economic cycles, even in difficult operating environments. For example, during the recessionary periods between 2008 and 2010, we generated significant free cash flow and exhibited relative stability in revenues, profitability and returns. Specifically, while our net sales declined 4.9% between 2008 and 2009, our Adjusted EBITDA grew from $77.4 million to $83.3 million during the same period, representing a CAGR of 7.6%. Our net sales increased from $458.2 million in 2009 to $462.4 million in 2010. We continue to demonstrate strong operating and financial performance by offering inexpensive consumer products with demand characteristics not significantly affected by macroeconomic uncertainty. Our commitment to value-added merchandising services and category management has also increased our customers’ reliance on us, thereby creating stability and predictability in our business model.

Industry Overview

We operate in multiple channels of the retail marketplace such as hardware stores, regional and national home centers, and mass merchants. These retail channels have experienced significant change as a result of the growth of the large national Big Box chains, which have taken market share from the regional home centers and independent hardware dealers and cooperatives. We have developed sales, marketing, merchandising and service specifically to meet the needs of the Big Box chains which include Lowe’s, Home Depot and Wal-Mart. We believe that our market knowledge, merchandising skills, breadth of inventory, and value-added services, including support and fulfillment capabilities, will enable us to maintain our relationships with the Big Box chains.

The U.S. economy has undergone a period of recession and the future economic environment may continue to be less favorable than that of recent years. This slowdown has, and could further lead to, reduced consumer and business spending in the foreseeable future, including by our customers. In addition, economic conditions, including decreased access to credit, may result in financial difficulties leading to restructurings, bankruptcies, liquidations and other unfavorable events for our customers, suppliers and other service providers. If such conditions continue or further deteriorate in 2011 or through fiscal 2012, our industry, business and results of operations may be severely impacted.

Competitive Strengths

Market Leader with Strong Positions in Attractive, Growth Markets. We believe we are the market leader in served sales channels for all of our core product categories. Our strong growth over the last 15 years has helped solidify our leading position in each of our business lines. Our leadership position has translated into significant economies of scale that provide a unique competitive advantage in areas such as sourcing, logistics, inventory management, merchandising, customer service and information technology. We are actively expanding our geographic presence with share gains in Canada and Mexico to complement our strong position in the United States. We were recently awarded the bulk fastener, picture hanging and key business for the Lowe’s/Woolworth’s joint venture in Australia. We believe we are well-positioned to establish ourselves as a leader in several new product categories due to our relationship with our existing customer base and distribution network.

Product Line	Product Category Position	2010 Revenue ($mm)	Highlights
Fastener	#1	$258

•    Distributes over 40,000 SKUs representing the most in-depth offering of low-cost Do-It-Yourself hardware products

•    Low per unit cost helps insulate end-user demand from economic cyclicality

•    Serv-A-Lite Acquisition

Key Duplication	#1	$82

•    Patent-protected industry-leading key duplication technologies

•    Growing installed base of over 14,300 Axxess+ machines in North America

•    Highly attractive profitability characteristics for both us and customers

•    New technology and new fashionable products represent significant growth drivers

•    Conventional key cutting systems sold to Traditional hardware stores

•    Assignment of patent-pending retail key program technology to US by KeyWorks

Product Line	Product Category Position	2010 Revenue ($mm)	Highlights
Engraving	#1	$29

•    Installed base of over 2,700 Quick-Tag self-service engraving machines

•    Growing opportunities with continued expansion in high traffic destinations—amusement parks, zoos, movie theaters, sporting venues

•    TagWorks Acquisition

LNS	#1	$35	• Most widely used brand in the United States • Industry’s low-cost manufacturer • Capitalizes on existing distribution infrastructure
Threaded Rod	#1	$30	• Acquired product line in 2006, making us the category leader • Complementary to our other product lines
Other	—	$28	• Includes key accessories, automotive key duplication revenue, and initial revenue from Builder’s Hardware product line

Source: Hillman management estimates.

Core Competencies Create Competitive Advantages. The complexity associated with the procurement, distribution, stocking and merchandising of 40,000 SKUs in our fastener category makes direct sourcing by customers a difficult task; one that we believe we deliver with excellence. While the SKU count that we supply is high relative to our customers’ total SKU count, our customers’ decision not to source directly is typically influenced by the relatively low percentage of their revenue that our products represent. We also benefit as the exclusive supplier for many product lines across a customer’s entire store footprint.

Our installed base of more than 14,300 Axxess+ systems and 2,700 QuickTag engraving machines creates significant switching costs in our key duplication and engraving product categories. Our patent-protected equipment would be expensive to replace given the aggregate high value of our current installations. Moreover, high merchandise display costs in each customer store make displacing us time consuming and expensive.

Finally, as evidenced by our 97.5% fill rate, our ability to consistently meet the highly demanding customer service and procurement requirements of sophisticated national retailers such as Lowe’s, The Home Depot and Wal-Mart represents a competitive advantage. We are able to successfully utilize our distribution capabilities to meet such customers’ just-in-time inventory requirements throughout their entire footprint in the United States, Canada and Mexico. Such distribution capabilities, coupled with our highly differentiated service oriented business model and long-term customer relationships enhance our competitive position.

Long-Term Customer Relationships. We maintain longstanding relationships, with an average of 13 years for our top eight customers, with many of the largest and most respected retailers in North America. Our long-term customer relationships provide revenue stability and a platform for sustainable growth, and are driven by our unique operating model, unmatched service capabilities and our sales force’s desire to be the preferred supplier and valued partner to our customers. We have historically been successful in adding new products to our existing customers by leveraging our supply chain and adopting a focused sales approach. With approximately 700 full-time dedicated national and regional sales and service representatives serving approximately 18,000 customers, we have established strong institutional relationships with our customers while providing superior customer service.

Highly Diversified and Stable Product Categories. We provide a comprehensive selection of fastener and related hardware products to the retail channel with over 60,000 SKUs. The items within our product categories possess highly attractive end-user demand attributes, drive traffic to our retail partners and, importantly, generate high margins for both us and our customers. We believe that end-user demand for our products exhibit price inelastic and recession-resistant characteristics: whether a small package of fasteners for a small repair project or a key requiring replacement or a tag for a new pet, macroeconomic conditions do not tend to materially influence the purchasing decision. This is illustrated by our strong operating performance during periods of economic weakness. Lastly, the depth and breadth of our product categories ensure a wide product selection for end-users, which enhances store foot traffic, minimizes lost or missed sales and improves merchant profitability.

Comprehensive Service Offering. Our representatives regularly visit store locations to provide merchandising services, including highly valued in-store inventory management and in-store display and promotion development. The quality of our service force has been instrumental in developing our strong and long standing relationships with customers. Our sales representatives are today one of the only factory service groups providing regular services in many National retailer’s stores. This hands-on service and support also offers opportunities to sell additional products and further solidify existing relationships. We are often the exclusive supplier of our product categories to the customer’s entire store footprint, creating additional efficiencies in distribution and management.

Robust Sales and Operations Planning and Reporting. We have developed and implemented an integrated S&OP process through which our leadership team consistently achieves focus, alignment and synchronization among all functions of the organization. The S&OP group is organized by market channel to improve forecasting accuracy and create product level information by customer group. The integration and synchronization of customer purchasing needs to the manufacturing process in Asia provides suppliers with 26 weeks of demand forecasts with weekly shipping schedules. In addition, our dedicated internal monthly reporting packages provide our management with timely reports on key performance indicators, income and expense items and balance sheet metrics including snapshots of product and customer sales, margins and profits, working capital and detailed MD&A and management briefs on strategic initiatives. The reporting packages also provide information on budgeted financials compared to actual results by customer and product segments, which facilitate executive level monthly meetings to manage operations effectively.

National Distribution Network and Supply Chain Efficiency. Our distribution infrastructure forms the centerpiece of our unique selling proposition and provides us with a significant competitive advantage. Our eleven North American distribution centers, covering over 1.2 million square feet of space, enable us to maintain a 97.5% fill rate and ship orders to customers in less than 30 hours. Our highly efficient and technologically advanced 335,700 square foot distribution center in Forest Park, Ohio, where the majority of our products are received, is the hub of our distribution network. This highly sophisticated network, which utilizes pick-to-light and radio frequency technologies, enables us to effectively manage the vast number of SKUs, a task our customers and competitors are unable to replicate efficiently. We believe we could meaningfully increase our sales within our current facility footprint, and have identified potential for further capacity expansion through Lean initiatives. By managing multiple product sources in multiple countries and supplying products and services to thousands of retailers nationwide, we provide a highly differentiated value-added distribution service.

Proven and Economically Aligned Management Team. Our senior management team has a broad range of expertise with an average of over 21 years of experience at Hillman. Our senior management team represents a solid mix of tenured employees with long careers at Hillman, augmented by new management talent from large, well-respected organizations. Our current management has driven our highly effective business strategy over a long period, leading to our strong operating and financial performance over that time period. Furthermore, members of our management team invested an aggregate of $12.5 million in the Merger pursuant to equity rollover agreements.

Strong Equity Ownership. Oak Hill Capital Partners is a private equity firm with more than $8 billion of committed capital from leading entrepreneurs, endowments, foundations, corporations, pension funds and global financial institutions. Over a period of more than 24 years, the professionals at Oak Hill Capital Partners and its predecessors have invested in more than 60 significant private equity transactions. Central to Oak Hill Capital Partners’ management strategy with respect to Hillman are its Senior Advisers, some of whom have experience in the retail, consumer products and distribution industry. Oak Hill Capital Partners’ investment professionals and its Senior Advisers are engaged board members and work directly with the Hillman management team to implement Hillman’s strategic and operational initiatives.

Strategy

We intend to continue to expand our business, enhance our market position and increase our revenues and cash flow by focusing on the following:

Focus on Incremental Penetration of Existing Customers: Meaningful opportunity exists for expansion of our current product offerings to our existing customers. Increased penetration of the fastener, key duplication and threaded rod product lines to some of our largest customers presents a significant growth opportunity. We plan to increase our product penetration by leveraging our existing supply chain in conjunction with innovative sales and merchandising programs and a focused sales approach with existing customers.

Add New Products to Expand Existing Customer Relationships: We have historically been successful in adding new products to our existing portfolio, both through organic initiatives as well as acquisitions, by seeking product expansion opportunities that are complementary to the existing portfolio and that can be marketed through our existing sales force. The success of our new product introductions is reflected in the evolution of our diverse product portfolio. For example, the revenue contribution of our non-Fastener product lines has increased from approximately $4.9 million in 1996 to approximately $204 million in 2010. We introduced our Threaded Rod product line in 2006 and added the Builder’s Hardware product line in 2007. Significant additional opportunities exist for further growth through product line expansion.

Enhance Growth Through Footprint Expansion of Major Customers: We are the exclusive provider of our core products to most customers and we believe we are well positioned to secure aisle space for such products when these customers open new stores. It is anticipated that customers in our National and Regional segment will continue to open new stores in the coming years, providing us with a “built-in” organic growth opportunity. Big-Box store openings are expected to gain momentum should the retailing environment improve in step with a general economic recovery.

Continue Our International Growth: We have expanded into Canada, Mexico, Central America and Australia in recent years, and believe we are well-positioned to expand even further into these and potentially into other international markets. We typically follow the international footprint expansion of our National accounts, including The Home Depot and Lowe’s. For example, The Home Depot’s entry into the Mexican market early in the decade and its subsequent expansion to 85 stores currently provides us with a strong “built-in” growth platform in Mexico. Our distribution centers in Canada and Mexico also provide crucial support to our international customers. We continue to seek international expansion through new customers, increased penetration of existing customers, continued footprint expansion of current customers, and launch of new products. We recently began doing business in Australia and our first sales occurred in the third quarter of 2011.

Focused on Increased Operating Efficiencies: We will continue to focus on enhancing our operating efficiency, including working capital management and effectively managing our cost structure. We intend to expand our implementation of Lean initiatives throughout the organization, providing potential for enhanced profitability and more efficient inventory management. Our focus will include improved sourcing capabilities, potential rationalization of our distribution center network, and greater manufacturing efficiencies in selected facilities.

Pursue Tuck-In Acquisition Opportunities: We have demonstrated a strong track record of successfully acquiring and integrating acquisitions, and plan to continue to selectively pursue tuck-in acquisitions. Over the past 15 years we have completed 12 acquisitions, allowing us to expand our product portfolio with existing customers and enter new markets. Our long-tenured management team, which has participated in the integration of these acquisitions, is well versed in identifying and realizing synergies through effective integration. Notable recent acquisitions include the Threaded Rod distribution business of SteelWorks for approximately $34.4 million, the Quick-Tag Acquisition, the Serv-A-Lite Acquisition and the TagWorks Acquisition. The SteelWorks acquisition strengthened our relationships with national retailers and provided us with another product category in which we now hold a leadership position. The Serv-A-Lite Acquisition strengthens Hillman’s position in specialty fasteners and electrical parts to hardware retailers. The TagWorks Acquisition strengthens Hillman’s position in the engraving business and expands its technology portfolio.

Hillman Group Organization

We are organized as a single business segment. Foreign subsidiaries of Hillman Group operate in Canada under the name The Hillman Group Canada, Ltd., in Mexico under the name SunSource Integrated Services de Mexico S.A. de C.V. and in Australia under the name The Hillman Group Australia PTY.LTD. Retail outlets served by us include hardware stores, home centers, mass merchants, pet supply stores, grocery stores and drug stores. Through its field sales and service organization, Hillman complements its extensive product selection with value-added services for the retailer.

Sales and service representatives regularly visit retail outlets to review stock levels, reorder items in need of replacement, and interact with the store management to offer new product and merchandising ideas. Thousands of items can be actively managed with the retailer experiencing a substantial reduction in paperwork and labor costs. Service representatives also assist in organizing the products in a consumer-friendly manner. Hillman complements its broad range of products with value-added merchandising services such as displays, product identification stickers, retail price stickers, store rack and drawer systems, assistance in rack positioning and store layout, and inventory restocking services. Hillman regularly introduces new products and package designs with color-coding for ease of shopping by consumers and modifies rack designs to improve the attractiveness of individual store displays. Hillman functions as a merchandising manager for retailers and supports this service with high order fill rates and rapid delivery of products sold.

We ship our products from eleven strategically located distribution centers in the United States, Canada and Mexico. We closed our distribution center in Green Island, NY effective at the end of March 2009 and our Portland, Oregon distribution center in October, 2010. The impact of closing these facilities was not material to our operations and the customer orders processed from this facility were shifted to existing facilities in Cincinnati, Ohio and LaCrosse, Wisconsin. We utilize a third-party logistics provider to warehouse and ship customer orders in Mexico. For the year ended December 31, 2010, we had a 97.5% order fill rate. The average single sale in 2010 was approximately $386.

Hillman also manufactures and markets a value-added mix of high-tech and conventional products in two core product categories: key duplication systems and identification systems. The patent-protected Axxess Precision Key Duplication System has proven to be a profitable revenue source within Big Box retailers. The technology developed for this system revolutionized the key duplicating process utilizing computer aided alignment, indexing and duplication of keys. This system has been placed in over 14,300 retail locations to date and is supported by Hillman sales and service representatives.

In addition, we offer Quick-Tag, a commercialized, consumer-operated vending system which provides custom engraved specialty items, such as pet identification tags, luggage tags and other engraved identification tags. To date, more than 2,700 Quick-Tag machines have been placed in retail locations which are being supported by Hillman’s sales and service representatives.

Products and Suppliers

Hillman currently purchases its products from approximately 750 vendors, the largest of which accounted for approximately 7.6% of our purchases for the year ended December 31, 2010 and the top five of which accounted for approximately 23.9% of our purchases. About 41.1% of Hillman’s purchases are from non-U.S. suppliers, with the balance from U.S. manufacturers and master distributors. Our vendor quality control procedures include on-site evaluations and frequent product testing. Vendors are also evaluated based on delivery performance and the accuracy of their shipments.

Fasteners

Fasteners form the core of our product offerings and the product line encompasses more than 40,000 SKUs which management believes to represent one of the largest selections among suppliers servicing the hardware retail segment in North America. Our fastener products are sold in numerous packaging configurations, resulting in a very high SKU count, sometimes numbering in the thousands for a single customer. The fastener line includes standard and specialty nuts, bolts, washers, screws, anchors, and picture hanging items. We offer zinc, chrome, and galvanized plated steel fasteners in addition to stainless steel, brass, and nylon fasteners in this vast line of products. In addition, we carry a complete line of indoor and outdoor project fasteners for use with drywall and deck construction. We possess the scale and infrastructure to efficiently manage our customers’ entire supply chain, including sourcing, inventory management and merchandising for these products.

Some of our latest offerings include WallDog™, which is an innovative, all steel, one-piece screw anchor which features high profile threads for easy fastening into drywall and masonry base materials. In addition, the new Agri Center marked Hillman’s expansion into the fast growing and highly fragmented Agricultural hardware segment. The Agri Center features accessories and fasteners commonly used for the repair and maintenance of trailers and implementation equipment. The program also features an innovative new merchandising format which allows retailers to increase holding power while displaying products in a neat and organized system.

Further, our chrome and automotive fastener lines are offered primarily to franchise and independent hardware stores and automotive parts retailers. Management believes that these two lines are among the most comprehensive in the retail market and are growing in popularity with both the automotive and motorcycle industries. Other new fastener offerings include construction lags, suspended ceiling fasteners, wire goods, painted & specialty finished screws, stainless steel outdoor screws and anchor bolts.

The acquisition of All Points, which was completed on December 28, 2007, has expanded our presence in this area to include the distribution of residential fasteners to the hurricane protection industry. We believe that the core competencies developed over time in the management of the fastener product line have enabled us to leverage our scale and expertise to broaden our product offerings efficiently.

The Serv-A-Lite Acquisition, which was completed on December 29, 2010, expanded our line of specialty fasteners and electrical parts. It strengthens our position of providing value-added products and services to home centers and hardware retailers. We believe that the core competencies developed over time in the management of the fastener product line have enabled us to leverage our scale and expertise to broaden its product offerings efficiently.

Fasteners generated approximately 55.8% of our total revenues for the year ended December 31, 2010, as compared to 55.3% for the year ended December 31, 2009.

Keys and Key Accessories

Hillman designs and manufactures state-of-the-art, proprietary equipment in its Tempe, Arizona facility which forms the cornerstone for our key duplication business. Our “razor / razor blade” strategy is based on providing these Hillman-owned machines to the merchant free of charge and the merchants typically purchase key blanks from us. The Hillman key duplication system is offered in various retail channels including mass merchants, home centers, automotive parts retailers, franchise and independent hardware stores, and grocery/drug chains; it can also be found in many service based businesses like parcel shipping outlets. In addition, we also sell key machines to thousands of franchise hardware stores and independent retailers through the Hillman Key Program.

Hillman markets its key duplication system under two different brands. The Axxess Precision Key Duplication System is marketed to national retailers requiring a key duplication program easily mastered by novice associates, while the Hillman Key Program targets the franchise hardware and independent retailers, with a machine that works well in businesses with lower turnover and highly skilled employees. We have a large installed base of over 14,300 Axxess Programs placed in North American retailers including Wal-Mart, Kmart, Sears, The Home Depot, Lowe’s, Menards and CVS.

In 2007, a new key duplication system, the Precision Laser Key System, was introduced to select test markets. The new system uses a digital optical camera and proprietary software to scan a customer’s key. The system identifies the key and retrieves the key’s specifications, including the appropriate blank and cutting pattern, from a comprehensive database. This new technology also eliminates the effect of natural wear on the customer’s key by reproducing the original key pattern. Hillman management believes that we are well-positioned to capitalize on this new technology to further reinforce its market leadership in key duplication.

In addition to key duplication, Hillman has an exclusive, strategic partnership with Barnes Distribution for the distribution of the proprietary PC+ Code Cutter which duplicates automobile keys based on a vehicle’s identification number. The Code Cutter machines are marketed to automotive dealerships, auto rental agencies and various companies with truck and vehicle fleets. Since its introduction, over 7,900 PC+ units and 8,100 of the newer Flash Code Cutter units have been sold.

Hillman also markets key accessories in conjunction with its key duplication systems. Popular accessories include the Key Light™, Valet KeyChain™, Fanatix™ key identifiers, key coils and key clips. The line of key accessories includes a broad range of products such as key chains, tags, lights, floats, holders, whistles and a host of other miscellaneous complementary items. Additionally, new fashion key and accessory programs have been introduced recently, including DIVA and licensed programs featuring NFL, MLB, Disney, Harley Davidson and other popular licensed properties. Hillman has taken the key and key accessory categories from a price sensitive commodity to a fashion driven business and has significantly increased retail pricing and gross margins.

In conjunction with TagWorks Acquisition, Hillman Group also signed a definitive 17-year agreement with KeyWorks to assign its patent-pending retail key program technology to Hillman Group. This collaboration is expected to provide a unique opportunity to develop next generation key duplicating technology.

Keys, key accessories and Code Cutter units represented approximately 22.8% of our total revenues for the years ended December 31, 2010, as compared to 22.0% in 2009.

Engraveable Tags

Our engraving category is largely based on Quick-Tag, our patented, consumer-operated vending system that custom engraves specialty products such as pet identification tags, military-style identification tags, holiday ornaments and luggage tags. Styles include NFL and NCAA logo military tags. Quick-Tag is an easy, convenient means for the consumer to custom engrave tags while shopping at large format retail stores. Hillman has placed approximately 2,700 Quick-Tag machines in retail outlets throughout the United States and Canada, including at

Wal-Mart and PETCO and inside theme parks such as Disney, Sea World and Universal Studios. In 2009, we introduced the new Fido engraving system to PETCO. Fido combines an attractive consumer interface and improved engraving capability with an expanded tag offering.

Innovation has played a major role in the development of our Quick-Tag machine. Using an interactive touch screen, customers input information such as a pet name and telephone number, and the system’s proprietary technology engraves the tag in less than two minutes. The Quick-Tag system does not require incremental labor at the point of sale and thus generates high levels of customer satisfaction and attractive margins for the retailer. This custom engraving system generates retail profit per square foot over seven times the typical retail average.

We purchase a wide variety of materials and components to manufacture the Axxess Key Duplication and Quick-Tag engraving machines, many of which are manufactured to its specifications. Management does not believe that it is dependent on any one supplier. The machine components do not generally require proprietary technology and Hillman has identified or used alternate suppliers for its primary sourcing needs.

On March 16, 2011, Hillman Group completed the TagWorks Acquisition. TagWorks provides innovative pet ID tag programs to leading pet products chain retailers using a unique, patent-protected / patent-pending technology and product portfolio.

Engraving products represented approximately 6.3% of our total revenues for the year ended December 31, 2010, as compared to 7.8% for the year ended December 31, 2009.

Letters, Numbers and Signs

LNS includes utilitarian product lines that target both the homeowner and commercial user. Product lines within this category include individual and/or packaged letters, numbers, signs, safety related products (e.g. 911 signs), driveway markers, and a variety of sign accessories, such as sign frames marketed under the Hillman Sign Center brand.

Hillman markets LNS products under the Hillman Sign Center brand. Through a series of strategic acquisitions, exclusive partnerships, and organic product development, the Hillman LNS program offers retailers a significant offering in this category. This SKU intensive product category is considered a staple for retail hardware departments and is typically merchandised in eight linear feet of retail space containing hundreds of SKUs. In addition to the core product program, we provide our customers with value-added retail support including custom plan-o-grams and merchandising solutions.

Hillman has expanded the LNS product offering to further penetrate the growing home improvement market by developing a new line of high-end house numbers and address plaques. This program provides Hillman with a unique, competitive position expected to yield new revenue growth in this otherwise mature product category.

The Hillman LNS program can be found in Big Box retailers, mass merchants, and pet supply accounts. In addition, Hillman has product placement in franchise and independent hardware retailers.

The LNS category represented approximately 7.5% of our total revenues for the year ended December 31, 2010 and 2009.

Threaded Rod

With our acquisition of SteelWorks in 2006, Hillman is now a leading supplier of threaded rod in the retail market in the United States. The line includes hot and cold rolled rod, both weldable and plated, as well as a complete offering of All-Thread rod in galvanized, stainless steel, and brass. Selected product applications include metal shelving, racking, grates and enclosures and braces for home improvement and light construction.

The SteelWorks program is carried by many top retailers, including Lowe’s, Menards, and Sears, and through cooperatives such as Ace and True Value. In addition, Hillman is the primary supplier of threaded rod to many wholesalers throughout the country.

Threaded rod generated approximately 6.5% of our total revenues for the year ended December 31, 2010, as compared to 6.6% for the year ended December 31, 2009.

Builder’s Hardware

In 2007, we entered the residential Builder’s Hardware market by selling its newly developed product line to Canadian Tire, a Canadian retailer with 493 stores. In addition, we were recently selected to supply our Builder’s Hardware product line to Kent Building Supplies, a leading home improvement retailer in Eastern Canada. The Builder’s Hardware category includes a variety of common household items such as coat hooks, door stops, hinges, gate latches, hasps and decorative hardware.

Hillman markets the Builder’s Hardware products under the Hardware Essentials™ brand and provides the retailer with an innovative merchandising solution. The Hardware Essentials program utilizes modular packaging, color coding and integrated merchandising to simplify the shopping experience for consumers. Colorful signs, packaging and installation instructions guide the consumer quickly and easily to the correct product location. Hardware Essentials provides retailers and consumers decorative upgrade opportunities through the introduction of high-end finishes such as satin nickel, pewter and antique bronze.

The combination of merchandising, upgraded finishes and product breadth is designed to improve the retailer’s performance. The addition of the Builder’s Hardware product line exemplifies our strategy of leveraging its core competencies to further penetrate customer accounts with new product offerings. We plan to aggressively expand the placement of the Hardware Essentials line in future periods.

The Builder’s Hardware category generated approximately 1.1% of our total revenues for the year ended December 31, 2010, as compared to 0.8% for the year ended December 31, 2009.

Markets and Customers

Over the course of our 46-year operating history, we have developed longstanding relationships with over 18,000 active customer accounts, ranging from small local and regional hardware stores to large retail outlets with national footprints and mass merchants. A typical hardware store maintains thousands of different items in inventory, many of which generate small dollar sales but large profits. It is difficult for a retailer to economically monitor all stock levels and to reorder the products from multiple vendors. The problem is compounded by the necessity of receiving small shipments of inventory at different times and having to stock the goods. The failure to have these small items available will have an adverse effect on store traffic, thereby denying the retailer the opportunity to sell items that generate higher dollar sales.

We have a successful track record of generating high levels of customer satisfaction as a result of our uniquely tailored sales and service approach for each of these customer segments. Our customers demand a high level of expertise in managing point of purchase data, item profitability, inventory turns, retail pricing, merchandising capability and display management and we successfully manage these objectives on a daily basis. A measure of our effectiveness in partnering with our customers is the breadth and duration of the relationships we maintain with many of the largest and most respected retailers in North America. These longstanding relationships were developed through considerable sales force effort that we believe can not be easily replicated. We serve three main customer segments: large retail chains with a national presence, traditional hardware stores and smaller regional retail chains.

The top five of our over 18,000 active customer accounts accounted for approximately 48.4% of our total revenue for the year ended December 31, 2010. No other customer accounted for more than 5% of our total revenue in 2010.

National

Our national accounts include such retailers as Lowe’s, Home Depot, Wal-Mart, Tractor Supply, Sears, Menards and PETCO. For the year ended December 31, 2010, Lowe’s was our single largest customer, representing 24.3% of revenue, Home Depot was our second largest at 11.7% of revenue and Wal-Mart was our third largest at 7.8% of revenue. Our sales representatives play critical roles in helping retailers manage store inventory of up to 5,000 SKUs by frequently updating physical inventory availability in their computer systems to ensure optimal SKU replenishment, best-in-class merchandising and display maintenance on all fastener, key, LNS and builder’s hardware categories, and providing technical service and support for all engraving and key duplicating machines. Our status as a national supplier to major national retailers has allowed us to develop a strong competitive position within our product categories.

Traditional

Hillman’s traditional accounts consist of approximately 13,000 F&I retail outlets, which are typically members of larger cooperatives such as True Value and Ace. The segment is divided into two divisions: Store Direct and Warehouse. Through Store Direct, we supply our products directly to independent hardware stores and provide in-store inventory management, product display and price implementation services. Through our Warehouse segment, we supply wholesalers, cooperatives and central warehouses such as True Value and Ace that distribute to their member network and do not require our merchandising services. The Warehouse channel reduces logistics expenses for us while reducing central warehouse inventory and delivery costs for the cooperatives.

Regional

Hillman’s regional accounts are comprised of large multi-store chains that operate within regional marketing areas, such as Orchard Supply, 84 Lumber, Westlake Hardware, Orscheln Farm, and Valu Home Center. These customers operate similarly to our national accounts and have centralized purchasing managers.

In order to effectively compete against the national retailers, regional chains have been challenged to develop unique niches to maintain and build customer loyalty. We have responded to these challenges by successfully working with regional customers to develop unique merchandising and product assortments that meet targeted customer needs.

Distribution Network and Supply Chain

Our customers are generally not equipped to, nor have a desire to handle the sourcing and merchandising of a vast number of low-priced SKUs without the benefit of the economies of scale that we enjoy. We provide a value-added distribution service by providing a wide breadth of products and services to our large-scale national customers on a regional or national basis that smaller competitors are unable to match. Our 335,700-square-foot distribution center in Cincinnati, Ohio, is the core of our distribution network, augmented by ten additional regional distribution centers located strategically throughout the United States, Canada and Mexico. This distribution network provides customers with on-demand supply of over 60,000 SKUs and the efficiency of a 97.5% fill rate. Our focus on service levels has enabled us to reduce our network inbound and outbound cycle times significantly, demonstrating the capability to receive and allocate products within two hours and pick, pack and ship orders within four hours.

We purchase our products from approximately 750 vendors throughout the world. Our global sourcing strategy is focused on finding the highest quality products from reliable vendors at the lowest prices. This strategy has evolved into a highly efficient system comprised of multiple vendors supplying thousands of low-cost SKUs from multiple countries. Low-cost country sourcing, primarily from Taiwan, China, India and Malaysia, accounts for 41% of our total purchases, the vast majority of which is for the Fastener product category. We continue to evaluate the cost benefits of sourcing from low-cost countries versus sourcing domestically, and expect our sourcing from low-cost countries to increase, creating opportunities for incremental margin improvement. Our vendor quality control procedures include on-site evaluations and frequent product testing, and we evaluate vendors based on delivery performance and the accuracy of their shipments. Our sourcing group is strategically aligned by product category to improve speed to market and to enhance category expertise.

(1)	The Mexican distribution center is owned and operated by a third party logistics provider.

Sales and Marketing

Our established customer relationships are a result of the multiple touch points that we maintain with customers, and extend to purchasing managers, store management and senior executives. The Hillman Group provides product support, customer service and profit opportunities for its retail distribution partners. We believe our competitive advantage is in our ability to provide a greater level of customer service than our competitors.

As a company, service is our hallmark. With approximately 700 full-time dedicated national and regional sales and service representatives serving over 18,000 accounts, we maintain close relationships with our customers and provide the highest level of customer service available in the industry. Our representatives regularly visit customer store locations to provide merchandising services including high-value-add in-store inventory management and in-store display and promotion development. The hands-on support and service offered by our representatives also provide us with multiple opportunities to sell additional products and further enhance existing relationships.

The national accounts field service organization consists of over 469 employees and 33 field managers focusing on Big Box retailers, pet super stores, large national discount chains and grocery stores. This organization reorders products, details store shelves, and sets up in-store promotions. Many of our largest customers use electronic data interchange (“EDI”) for handling of orders and invoices.

We employ what we believe to be the largest factory direct sales force in the industry. The sales force, which consists of 209 people, and is managed by 18 field managers, focuses on the franchise and independent hardware stores. The depth of the sales and service team enables Hillman to maintain consistent call cycles ensuring that all customers experience proper stock levels and inventory turns. This team also builds custom plan-o-grams of displays to fit the needs of any store, as well as establishing programs that meet customers’

requirements for pricing, invoicing, and other needs. This group also benefits from daily internal support from the inside sales and customer service teams. Each sales representative is responsible for approximately 57 full service accounts that they call on approximately every two weeks.

These efforts, coupled with those of the marketing department, allow the sales force to not only sell products, but sell merchandising and technological support capabilities as well. Hillman’s marketing department provides support through the development of new products, sales collateral material, promotional items, merchandising aids and custom signage. Marketing services such as advertising, graphic design, and trade show management are also provided. The department is organized along Hillman’s three marketing competencies: product management, channel marketing and marketing communications.

Competition

The primary competitors in the national accounts marketplace for fasteners are ITW Inc., Dorman Inc., Crown Bolt LLC., Midwest Fasteners, and the Newell Group. Competition is based primarily on in-store service and price. Other competitors are local and regional distributors. Competitors in the pet tag market are specialty retailers, direct mail order and retailers with in-store mail order capability. The Quick-Tag system has patent protected proprietary technology that preserves this market segment.

The principal competitors for Hillman’s F&I business are Midwest Fasteners and Hy-Ko in the hardware store marketplace. Midwest Fasteners primarily focuses on fasteners, while Hy-Ko is the major competitor in LNS products and keys/key accessories. Management estimates that Hillman sells to approximately 63% of the full service hardware stores in the F&I marketplace. The hardware outlets that purchase products but not services from Hillman also purchase products from local and regional distributors and cooperatives. Hillman competes primarily on field service, merchandising, as well as product availability, price and depth of product line.

Background

Hillman Group was founded in 1964 by Max Hillman, Sr. as a refillable fastener franchise of Sharon Bolt & Screw, and has been an industry leader for more than 45 years. In 1982, Hillman Group was sold to Sun Distributors (a division of Sunoco), which implemented national expansion plans for Hillman Group. Sunoco then spun off Sun Distributors under the name SunSource in 1986, as we continued to expand our distribution network nationwide.

In the early 1990s, we moved towards a national distribution network with the initiation of national sales accounts and moved into a 150,000 square foot master distribution center and corporate office in Cincinnati, Ohio. Our first major national account was True Value Hardware, obtained in 1993. In 1998, we were awarded half of Home Depot’s national keys and LNS business, a relationship that extends today to almost all of Home Depot’s U.S. stores. We were awarded Lowe’s’ fastener business in 2001, and soon thereafter SunSource was acquired by Allied Capital.

Allied Capital divested all of the SunSource businesses to concentrate on Hillman, renaming SunSource as The Hillman Companies, Inc. On March 31, 2004, Hillman was acquired by affiliates of CHS and Teacher’s Private Capital, the private equity arm of OTPP.

On January 5, 2006, we purchased certain assets of SteelWorks, a Denver, Colorado, based manufacturer and distributor of metal shapes, threaded rod and metal sheet to the retail hardware and home improvement industry.

On December 28, 2007, we entered into a Stock Purchase Agreement by and among All Points, Gabrielle Mann, Gregory Mann and us, whereby we acquired all of the equity interest of All Points. All Points, a Pompano Beach, Florida, based distributor of commercial and residential fasteners catering to the hurricane protection industry, has positioned itself as a major supplier to manufacturers of railings, screen enclosures, windows and hurricane shutters. All Points has also developed a retail division that supplies hardware for hurricane protection to the do-it-yourself consumer.

On May 28, 2010, Hillman was acquired by an affiliate of OHCP III and certain management members. Concurrently with this transaction, we also acquired a license and patents related to Quick-Tag from Quick-Tag Holdings and Quick-Tag Inc.

On December 29, 2010, we acquired Serv-A-Lite. Established in 1979, Serv-A-Lite is a major supplier of specialty fasteners and electrical parts to the retail hardware market, and has developed a strong reputation in the industry for its highly flexible service programs, excellent customer service, and innovative products.

On March 16, 2011, we closed our acquisition of TagWorks. Founded in 2007, TagWorks provides innovative pet ID tag programs to a leading pet products chain retailer using a unique, patent-protected / patent-pending technology and product portfolio. In conjunction with this agreement, we entered into an agreement with KeyWorks, a company affiliated with TagWorks, to assign its patent-pending retail key program technology to us and to continue to work collaboratively with us to develop next generation key duplicating technology.

Insurance Arrangements

Under our current insurance programs, commercial umbrella coverage is obtained for catastrophic exposure and aggregate losses in excess of expected claims. Since October 1991, we have retained the exposure on certain expected losses related to worker’s compensation, general liability and automobile. We also retain the exposure on expected losses related to health benefits of certain employees. We believe that our present insurance is adequate for our businesses. See Note 17, Commitments and Contingencies, in the notes to the consolidated financial statements included elsewhere in this prospectus.

Employees

As of December 31, 2010, we had 1,930 full time and part time employees. In the opinion of management, employee relations are good.

Backlog

We do not consider the sales backlog to be a significant indicator of future performance due to the short order cycle of its business. Our sales backlog from ongoing operations was approximately $4.3 million as of June 30, 2011 and approximately $3.2 million as of December 31, 2010.

Properties

Our principal office, manufacturing and distribution properties are as follows:

Location	Approximate Square Footage	Description
Cincinnati, Ohio	248,200	Office, Distribution
Forest Park, Ohio	335,700	Distribution
Tempe, Arizona	184,100	Office, Manufacturing, Distribution
Jacksonville, Florida	96,500	Distribution
Shafter, California	84,000	Distribution
Lewisville, Texas	80,500	Distribution
LaCrosse, Wisconsin	48,000	Distribution
East Moline, Illinois	111,300	Office, Distribution
Goodlettsville, Tennessee	72,000	Manufacturing
Pompano Beach, Florida	38,800	Office, Distribution
Mississauga, Ontario	34,700	Office, Distribution
Monterey, Mexico	13,200	Distribution

Legal Proceedings

On May 4, 2010, Hy-Ko Products, Inc. filed a complaint against The Hillman Group, Inc. and Kaba Ilco Corp., a manufacturer of blank replacement keys, in the United States District Court for the Northern District of Ohio Eastern Division, alleging that the defendants engaged in violations of federal and state antitrust laws regarding their business practices relating to automatic key machines and replacement keys. Hy-Ko Products’ May 4, 2010 filing against the Company is based, in part, on the Company’s previously-filed claim against Hy-Ko Products alleging infringement of certain patents of the Company. A claim construction hearing on the Company’s patent infringement claim against Hy-Ko Products occurred in September 2010 and a ruling is expected in the latter half of 2011.

In its antitrust claim against the Company, Hy-Ko Products is seeking monetary damages which would be trebled under the antitrust laws, interest and attorney’s fees as well as injunctive relief. The antitrust claim against the Company has been stayed pending the resolution of the patents claim against Hy-Ko Products. Because the lawsuit is in a preliminary stage, it is not yet possible to assess the impact that the lawsuit will have on the Company. However, the Company believes that it has meritorious defenses and intends to defend the lawsuit vigorously.

In addition, legal proceedings are pending which are either in the ordinary course of business or incidental to our business. Those legal proceedings incidental to our business are generally not covered by insurance or other indemnity. In the opinion of management, the ultimate resolution of the pending litigation matters that are either in the ordinary course of business or incidental to our business will not have a material adverse effect on our consolidated financial position, operations or cash flows.

MANAGEMENT

Directors and Executive Officers

The following is a summary of the biographies for at least the last five years of Hillman’s directors and officers.

Directors

Name and Age	Position and Five-year Employment History
Maurice P. Andrien (69)	Mr. Andrien has served as director since September 2001. From September 2001 to March 2004, Mr. Andrien was Chairman of The Hillman Companies, Inc., Cincinnati, Ohio. From April 1999 to November 2001, Mr. Andrien was President and Chief Executive Officer of SunSource Inc., the predecessor of Hillman. Mr. Andrien presently serves on the Boards of State Industrial Products, Inc., Cogniscape LLC and Kaba Holding AG. Mr. Andrien’s qualifications to sit on our board of directors include his long affiliation with the Company, including his service as President and Chief Executive Officer of SunSource Inc., the predecessor of the Company.

Robert L. Caulk (59)	Mr. Caulk has served as director since May 2010. Mr. Caulk is the Chairman of Bushnell Outdoor Products, a global manufacturer and marketer of sports optics and outdoor accessories. He was the Chairman and Chief Executive Officer of United Industries Corporation, a manufacturer and marketer of consumer products, from 2001 through 2005 and was its President and Chief Executive Officer from 1999 to 2001. He served as the President and Chief Executive Officer of Spectrum Brands, North America, following its acquisition of United Industries in 2005, until February 2006. Mr. Caulk also serves as a director on several corporate and non-profit boards, including Menard, Inc., Polaris Industries, Inc., the St. Louis Academy of Science and Natures Variety, where he serves as Vice Chairman. Mr. Caulk was selected to serve on our board of directors due to his extensive management experience.

Michael S. Green (38)	Mr. Green has served as director since May 2010. Mr. Green has been a Partner of Oak Hill Capital Management, LLC since 2007 and prior to that was a Principal at Oak Hill Capital Management, LLC between 2000 and 2007. Mr. Green served on the board of directors of Duane Reade Holdings, Inc. from 2004 until April 2010 and currently serves on the board of directors of NSA International, Inc., Dave & Buster’s, Inc and Monsoon Commerce Solutions, Inc. Mr. Green was selected to serve on our board of directors due to his financial, investment and business experience.

Max W. Hillman (64)	Mr. Hillman has served as director since September 2001. Mr. Hillman is President and Chief Executive Officer and member of the Board of Directors of Hillman and Chief Executive Officer of Hillman Group. From April 2000 to November 2001, Mr. Hillman was Co-Chief Executive Officer of Hillman Group. Mr. Hillman presently serves on the Boards of State Industrial Products, Inc., Sunsource Technology Services Inc. and Woodstream Corp. Mr. Hillman is the brother of Richard P. Hillman. Mr. Hillman’s qualifications to sit on our board of directors include his role as President and Chief Executive Officer of the Company and formerly Co-Chief Executive Officer of Hillman Group, prior to the CHS Merger Transaction.

Name and Age	Position and Five-year Employment History
David Jones (61)	Mr. Jones has served as director since May 2010. Mr. Jones has been Senior Adviser to OHCP III since February 2008. Between 1996 and May 2007, Mr. Jones was Chairman and Chief Executive Officer of Spectrum Brands, Inc. (formerly Rayovac Corporation), a global consumer products company with major businesses in batteries, lighting, shaving/grooming, personal care, lawn and garden, household insecticide and pet supply product categories. From 1996 to April 1998, he also served Rayovac as President. After Mr. Jones was no longer an executive officer of Spectrum Brands, it filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in March 2009 and exited from bankruptcy proceedings in August 2009. From 1995 to 1996, Mr. Jones was Chief Operating Officer, Chief Executive Officer, and Chairman of the Board of Directors of Thermoscan, Inc. From 1989 to 1994, he served as President and Chief Executive Officer of The Regina Company. Mr. Jones also served as a director of Simmons Bedding Company from January 2000 to January 2010, as a director of Spectrum Brands from September 1996 to August 2007, and as a director of Tyson Foods, Inc. from October 1999 to July 2005. He currently serves as a director of Dave & Buster’s, Inc. and Pentair, Inc. Mr. Jones was selected to serve on our board of directors due to his extensive management experience.

Alan Lacy (57)	Mr. Lacy has served as director since May 2010. Mr. Lacy has been a Senior Adviser to OHCP III since July 2007. Mr. Lacy is the former Vice Chairman and Chief Executive Officer of Sears Holdings Corporation, which formed as a result of the merger of Sears, Roebuck and Co. and Kmart Holding Corporation. He served as Vice Chairman from March 2005 through July 2006 and as Chief Executive Officer from March 2005 through September 2005. He previously served Sears, Roebuck and Co. as Chairman of the Board from December 2000 and as President and Chief Executive Officer from October 2000. Mr. Lacy was the Chairman of the Board of Sears Canada, Inc. from 2000 through 2006. Mr. Lacy presently serves on the Boards of Bristol-Myers Squibb Company, The Western Union Company and Dave & Buster’s, Inc. He is also a Trustee of Fidelity Funds. Mr. Lacy was selected to serve on our board of directors due to his extensive management experience.

Kevin Mailender (33)	Mr. Mailender has served as director since May 2010. Mr. Mailender has been a Principal of Oak Hill Capital Management, LLC since 2008 and previously was a Vice President of Oak Hill Capital Management, LLC between 2004 and 2008. Mr. Mailender currently serves as a director of Dave & Buster’s, Inc. Mr. Mailender was selected to serve on our board of directors due to his financial, investment and business experience.

Tyler Wolfram (44)	Mr. Wolfram has served as director since May 2010. Mr. Wolfram has been a Partner of Oak Hill Capital Management, LLC since 2001. Mr. Wolfram served on the board of directors of Duane Reade Holdings, Inc. from 2004 until April 2010 and currently serves on the board of directors of Dave & Buster’s, Inc. and NSA International, Inc. Mr. Wolfram serves as the Chairman of our board of directors due to his financial, investment and business experience.

Executive Officers

Name and Age	Position and Five-year Employment History
Max W. Hillman (64)	See above

Richard P. Hillman (62)	President of Hillman Group. Mr. Hillman has held such position since 1991. Mr. Hillman is the brother of Max W. Hillman.

James P. Waters (49)	Executive Vice President and Chief Operating Officer of Hillman and Hillman Group. Mr. Waters joined Hillman in September 1999 as Chief Financial Officer and served in that capacity at Hillman and Hillman Group until October 2011.

Anthony A. Vasconcellos (46)	Chief Financial Officer and Secretary of Hillman and Hillman Group effective October 5, 2011. Prior to joining Hillman, Mr. Vasconcellos was a consultant with Vasco Company, a finance and operations strategic consulting firm, where he advised Union Springs Pharmaceuticals LLC from August 2010 through January 2011 on a range of financial and operational matters, including recapitalization and long-term supply contracts. From 1998 to 2010, Mr. Vasconcellos served as Chief Financial Officer, and from 2005 also as Executive Vice President, of Townsquare Media, Inc. (formerly known as Regent Communications, Inc.), a radio broadcasting company that was publicly held until April 2010. Mr. Vasconcellos held a number of financial management positions for the optical retailer Lenscrafters Inc. from 1991 to 1998 and was with Coopers & Lybrand LLP from 1987 to 1991.

George L. Heredia (52)	Senior Vice President of Engraving for Hillman Group. Mr. Heredia has held his current position since 2001 and has held various executive positions with us since April 2000. Prior to April 2000, Mr. Heredia had held the positions of Senior Vice President of Marketing and Senior Vice President of Operations for Axxess Technologies, Inc.

Albert M. Church (42)	Senior Vice President of Sales and Service for Hillman Group since March 2007. Mr. Church joined Hillman in 1995 and had taken on increasing responsibilities. Prior positions include Region Manager, Director of Field Services, Sr. Director of Field Services and Vice President of Field Services.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

On May 28, 2010, Hillman was acquired by OHCP III and certain members of Hillman’s management and Board of Directors. Pursuant to the terms and conditions of an Agreement and Plan of Merger dated as of April 21, 2010, the Company was merged with an affiliate of OHCP III with the Company surviving the merger (the “Merger”). As a result of the Merger, Hillman is a wholly-owned subsidiary of OHCP HM Acquisition Corp. (the “Purchaser”).

This Compensation Discussion and Analysis provides an overview and analysis of our compensation programs, the compensation decisions we have made under these programs, and the factors we considered in making these decisions with respect to the compensation earned by the following individuals, who as determined under the rules of the SEC are collectively referred to herein as our “named executive officers” or “NEOs” for fiscal year 2010:

•	Max W. Hillman, Chief Executive Officer and President

•	James P. Waters, Executive Vice President and Chief Operating Officer (until October 5, 2011, Chief Financial Officer and Secretary)

•	Richard P. Hillman, President, The Hillman Group, Inc.

•	George L. Heredia, Senior Vice President of Engraving, The Hillman Group, Inc.

•	Albert M. Church, Senior Vice President of Sales and Service, The Hillman Group, Inc.

Overview of the Compensation Program

Compensation Philosophy

The objective of Hillman’s corporate compensation and benefits program is to establish and maintain competitive total compensation programs that will attract, motivate and retain the qualified and skilled work force necessary for the continued success of Hillman. To help align compensation paid to executive officers with the achievement of corporate goals, Hillman has designed its cash compensation program as a pay-for-performance based system that rewards named executive officers for their individual performance and contribution in achieving corporate goals. To remain competitive, the Compensation Committee assesses market data about the compensation practices of companies both within and outside our industry and geographic region, and considers evolving compensation trends and practices generally as fully described under “—Establishing Compensation Levels—Assessment of Market Data”. The Board of Directors’ decisions on compensation for its NEOs are based primarily upon its assessment of the performance of the Company during the given year as measured against its earnings before interest, taxes, depreciation and amortization (“EBITDA”) target and each individual’s performance and potential to enhance long-term stockholder value. The Board relies on judgment and does not have any formal guidelines or formulas for allocating between long-term and currently paid out compensation, cash and non-cash compensation, and among different forms of non-cash compensation for our NEOs.

Components of Total Compensation

Compensation packages in 2010 for our NEOs were comprised of the following elements:

Short-Term Compensation Elements

Element	Role and Purpose
Base Salary	Attract and retain executives and reward their skills and contributions to the day-to-day management of our company.

Element	Role and Purpose
Annual Performance-Based Bonus	Motivate the attainment of annual financial, operational and individual goals by paying bonuses determined by the achievement of specified performance targets with a performance period of one year.

Long-Term Compensation Elements

Element	Role and Purpose
Stock Options	Motivate the attainment of long-term value creation, align executive interests with the interests of our stockholders, create accountability for executives to enhance stockholder value and promote long-term retention by providing for multi-year vesting schedules applicable to these awards that require continued employment with the Company on each vesting date.

Severance and Change of Control Benefits	Promote long-term retention and align the interests of executives with stockholders during the negotiation of a potential change in control transaction which, although in the best interests of stockholders generally, may result in loss of employment for an individual named executive officer.

Benefits

Element	Role and Purpose
Employee Benefit Plans and Perquisites	Promote financial security and provide other benefits commensurate with those offered by peer group companies.

Establishing Compensation Levels

Role of the Compensation Committee and Management

In connection with the Merger, the following non-employee Board members were designated to serve on the Compensation Committee: Tyler Wolfram, David Jones and Michael Green. The Compensation Committee meets annually to review base salary adjustments, bonus plans and any incentive stock or option awards. The Compensation Committee also reviews the compensation package for all new executive hires.

The key member of management involved in the compensation process is our Chief Executive Officer (“CEO”), Max W. Hillman. Our CEO identifies corporate and individual performance objectives for each NEO, excluding himself, that are used to determine performance pay amounts. Our CEO then presents these goals to the Compensation Committee, which in turn evaluates these goals and either approves or appropriately revises them and presents them to the Board of Directors for review and approval. On an annual basis, a comprehensive report is provided by the CEO to the Compensation Committee on all of Hillman’s compensation programs.

Compensation for the year ended December 31, 2010 for James Waters, Richard Hillman, George Heredia and Albert Church was based on the recommendations of our CEO to the Compensation Committee. Our CEO considered performance during the previous year, if applicable, as well as market data, as described below.

Assessment of Market Data

In establishing the compensation for each NEO, the Compensation Committee considers information about the compensation practices of companies both within and outside our industry and geographic region, and considers evolving compensation trends and practices generally. The Compensation Committee reviews third-party market data published by various organizations, including the Employers Resource Association of Cincinnati, the National Association of Manufacturers and the Compensation Data Manufacturing and

Distribution Survey, as part of its assessment of the general competitiveness of the elements of its compensation programs. The Compensation Committee typically reviews such survey data for market trends and developments, and as one factor when making its annual compensation determinations. The Compensation Committee does not typically use market data to establish specific targets for compensation or any particular component of compensation, and does not otherwise numerically benchmark its compensation decisions. Rather, the Compensation Committee may review survey information paid to executives in similar positions and with similar responsibilities as reported on an aggregate basis for companies with comparable sales volume and number of employees both within and outside its industry and geographic region. We did not utilize a compensation consultant during fiscal year 2010.

Determination of CEO Compensation

Consistent with its determination process for other NEOs, the Compensation Committee considers a variety of factors when determining compensation for our CEO, including past corporate and individual performance, general market survey data for similar size companies, and the degree to which the individual’s contributions have the potential to influence the outcome of the company’s short- and long-term operating goals and alignment with shareholder value.

Short Term Compensation Elements

Base Salary

The CEO of Hillman recommends executive officers’ base salaries to the Compensation Committee which then reviews and either approves or appropriately adjusts these recommendations on an annual basis. Our Board of Directors approves the base salary of the CEO upon the Compensation Committee’s recommendation.

The aggregate targeted base salary increases in 2010 for our executives, including the NEOs, was set at 3% by the Compensation Committee based upon our 2009 financial performance as well as budgeted 2010 financial performance. The primary element taken into account by the Compensation Committee when establishing the 3% targeted base salary increase was the projected increase in 2010 EBITDA by 2.7% over 2009. The targeted base salary increase was then adjusted for individual named executive officers based on performance during the prior year and, where applicable, to take account of changes in their responsibilities. Mr. Waters’ salary increase reflects significant increased responsibilities assumed by him in connection with the Merger and our related financing activities. Mr. Heredia received no salary increase as a result of delays in the introduction of new key and engraving technology.

Annual increases in base salaries are effective on January 31 of the applicable year. The salaries established by the Compensation Committee for our NEOs for fiscal years 2010 and 2009 are set forth below.

Name	2009 Salary	2010 Salary	Percentage Increase
Max W. Hillman	$425,000	$435,000	2.4%
James P. Waters	$250,000	$262,000	4.8%
Richard P. Hillman	$290,000	$298,000	2.8%
George L. Heredia	$243,000	$243,000	0.0%
Albert M. Church	$220,000	$227,000	3.2%

The percentage increase in base salary between fiscal year 2009 and fiscal year 2010 varies between the named executive officers to reflect each individual’s particular skills, responsibilities, experience and prior year performance. The fiscal year 2010 base salary amounts were determined as part of the total compensation paid to each NEO and were not considered, by themselves, as fully compensating the NEOs for their service to the Company.

Annual Performance-Based Bonuses

Pursuant to their employment agreements, each NEO is eligible to receive an annual cash bonus pursuant to the terms of a performance-based bonus plan with targets agreed annually by our CEO and Board of Directors, except with respect to Mr. Church whose targets are stated to be agreed between him and the Company. Each employment agreement specifies the named executive officer’s target and maximum bonus as a percentage of his annual base salary as follows: Max Hillman—target of 65% of annual base salary and maximum of 124% of annual base salary; Richard Hillman—target of 40% of annual base salary and maximum of 80% of annual base salary; James Waters, George Heredia and Albert Church—target of 35% of annual base salary and maximum of 70% of annual base salary. Except with respect to Mr. Church, each executive is also entitled to a reduced annual bonus if between 86% and 99% of the bonus targets are met; if 85% or less of the bonus targets for the applicable year are met, the NEO will not be entitled to receive a bonus.

Annual Performance-Based Bonus (“PBB”) targets are established by the CEO and evaluated and either approved or appropriately adjusted by the Compensation Committee and the Board of Directors. Performance targets are communicated to the NEOs following formal approval by the Compensation Committee, which is normally around late February. Generally, the higher the level of responsibility of the executive within the Company, the greater the portion of that executive’s targeted bonus compensation. In 2010 bonus objectives for all executives were based on criteria relating to our performance including earnings before interest, taxes, depreciation and amortization (“EBITDA”), gross margin dollars, gross margin percentage, return on net tangible assets (“ROANTA”), safety metrics and personal management objectives (“PMOs”). All NEOs have 30% of their bonus based on a corporate EBITDA target, 15% based on corporate gross margin percentage and 10% based on a corporate safety metric. NEOs with responsibility for sales activity including Rick Hillman, George Heredia and Albert Church have 30% of their bonus on achieving a gross margin target for their specific areas of responsibility. Mick Hillman has both sales and asset management responsibilities and, thus, has 15% allocated to gross margin achievement and 15% to ROANTA. James Waters has asset management responsibilities and, thus, has 30% allocated to ROANTA. For all of the NEOs, the remaining 15% is based on specific PMOs which are based on the attainment of certain individual project or sales milestones.

The table below shows the percentage of the bonus target obtained for each criterion by each NEO for purposes of determining the 2010 Performance Based Bonus award:

	EBITDA (1)	GM$ (2)	GM% (3)	ROANTA (4)	Safety (5)	PMO’s (6)
Max W. Hillman	97.7%	75.6%	0.0%	111.0%	100%	100.0%
James P. Waters	97.7%	n/a	0.0%	111.0%	100%	100.0%
Richard P. Hillman	97.7%	59.2%	0.0%	n/a	100%	78.3%
George L. Heredia	97.7%	103.2%	0.0%	n/a	100%	0.0%
Albert M. Church	97.7%	139.6%	0.0%	n/a	100%	139.1%

(1)	The Company achieved EBITDA, as adjusted for certain non-recurring items, of $84.3 million on a performance bonus target of $84.4 million.
(2)	The gross margin dollar performance target varies by NEO. Mr. Max Hillman’s gross margin performance target was based on a corporate-wide gross margin target of $236.6 million for the year ended December 31, 2010. Actual corporate-wide gross margin achieved was $236.1 million, which was adjusted, for purposes of determining Mr. Max Hillman’s bonus, to $234.8 million to reflect the elimination of certain royalty expenses following the Merger. Mr. Richard Hillman’s gross margin bonus target was based only on gross margin on the Company’s independent, regional hardware and All Points customers. The gross margin bonus target for this group of customers was $113.2 million with actual gross margin achieved of $111.6 million. Mr. Heredia’s gross margin target was based on sales by the engraving business of $19.0 million and actual gross margin achieved of $19.1 million. Mr. Church had a gross margin bonus target for Lowe’s and Home Depot of $74.4 million. Lowe’s and Home Depot’s actual gross margin was $75.3 million for the year ended December 31, 2010.

(3)	The Company achieved a gross margin percentage of 51.1% on a target of 51.9%.
(4)	The Company achieved Return On Net Tangible Assets (“ROANTA”) of 55.3% on a target of 55.0%.
(5)	The Company’s safety objective is to reduce the number of OSHA recordable safety violations. The Company’s 2010 performance target and the actual number of OSHA recordable safety violations were each 37.
(6)	The performance management objective (“PMO”) for each of Mr. Max Hillman and Mr. Waters was to develop a distribution and manufacturing rationalization plan for 2011, which was achieved. Mr. Richard Hillman’s PMO was to maintain 2010 field service and sales expense at 12.31% of corporate net sales. Actual field service and sales expense was 12.39% of corporate net sales. Mr. Heredia’s PMO was to place an additional 550 engraving machines in retail locations, which was not achieved. Mr. Church’s PMO was to maintain 2010 field service expense as a percentage of net sales for national account customers at 10.24%. The actual field service expense as a percentage of net sales for national account customers was 10.12%.

The table below shows the bonus earned for each criteria with respect to each NEO for purposes of determining the 2010 Performance Based Bonus award:

	EBITDA	GM$	GM%	ROANTA	Safety	PMO’s	Total
Max. W. Hillman	82,888	32,062	—	46,613	28,275	42,412	232,250
James P. Waters	26,882	—	—	30,511	9,170	13,755	80,318
Richard P. Hillman	34,943	21,181	—	—	11,920	14,007	82,051
George L. Heredia	24,932	26,334	—	—	8,505	—	59,771
Albert M. Church	23,291	33,275	—	—	7,945	16,572	81,083

The chart below shows the total payments made under the PBB plan for 2010 and 2009 to each of our named executive officers:

Name	2009 Bonus	2010 Bonus	Percentage Decrease
Max W. Hillman	$368,900	$232,250	37.0%
James P. Waters	$175,000	$80,318	54.1%
Richard P. Hillman	$162,400	$82,051	49.5%
George L. Heredia	$119,070	$59,771	49.8%
Albert M. Church	$129,275	$81,083	37.3%

In 2009, maximum bonus targets were achieved for EBITDA, Safety, ROANTA and PMOs for all executives. Gross margin and gross margin percent exceeded target.

In 2010, the EBITDA payout was 2.3% below the targeted EBITDA goal of $84,377. The gross margin percent was below the threshold for bonus payout of 51.4%. ROANTA of 55.3% was 10.9% above the bonus target and the safety bonus payout was at the bonus target of 37 recordable accidents. Gross margin dollar and PMO were generally below target.

The bonus awards were determined as part of the total compensation paid to each NEO and were not considered, by themselves, as fully compensating the NEOs for their services.

Long Term Compensation Elements

Stock Options

Prior to the Merger, Albert Church received grants of nonqualified stock options to purchase shares of Class B common stock of The Hillman Companies, Inc. pursuant to The Hillman Companies, Inc. Second Amended and Restated 2004 Stock Option Plan. In connection with the Merger, all options outstanding under this plan were vested and cancelled in return for a cash payment equal to the per share merger consideration less the applicable exercise price. Max Hillman, Jim Waters, Richard Hillman and George Heredia were parties to an executive securities agreement pursuant to which they were granted Preferred Options to purchase Class A shares of The Hillman Companies, Inc. and Preferred Options to purchase Class A shares of The Hillman Investment Company. These options were also cancelled and cashed out in connection with the Merger, such that all equity compensation held by our named executive officers was cancelled and cashed out upon consummation of the Merger.

Effective May 28, 2010, the Purchaser established a new stock option plan, the OHCP HM Acquisition Corp. 2010 Stock Option Plan (the “Option Plan”), pursuant to which the Purchaser may grant stock options to purchase up to an aggregate of 34,939.0 shares of its common stock. The Option Plan is administered by the Purchaser’s board of directors. The Purchaser’s board of directors determines the terms of each option grant under the Option Plan, except that the exercise price of any granted options may not be lower than the fair market value of one share of common stock of the Purchaser as of the date of grant.

Stock options granted in 2010 under the Option Plan for each of the NEOs are divided into three equal vesting tranches. The first tranche is a service-based award which vests ratably over five years, subject to the optionee’s continued employment with Hillman on each vesting date. The second tranche is performance-based and vests ratably over five years, subject to both the optionee’s continued employment on each vesting date and the achievement of Company performance targets. The third tranche of each stock option grant is outcome-based and depends on OHCP receiving a certain rate of return upon a change in control, provided the optionee is still employed by the Company at the time of such change in control. The division of the option awards into three types of vesting criteria is to equally reward the executives for service to the Company, improvement in financial performance and creating shareholder value.

Severance and Change in Control Benefits

In addition to the above, pursuant to the terms of each NEO’s employment agreement, the NEOs are eligible to receive severance payments and benefits in the event their employment is terminated without Cause or they resign for Good Reason. The payments of certain benefits are accelerated if such termination or resignation results from a change in control. The payments provided for under the employment agreements in the event of termination without cause or resignation for good reason following a change in control are designed to assure the Company of the continued employment and attention and dedication to duty of these key management employees and to seek to ensure the availability of their continued service, notwithstanding the possibility or occurrence of a change in control of the Company and their resultant termination. The amount of severance payable both in the event of and independently from a change in control is an amount the Company has determined is necessary to remain competitive in the marketplace for executive talent. See “Potential Payments Upon Termination or Change in Control” for additional information.

Employee Benefits Plans and Perquisites

Executives are eligible to participate in the same health and benefit plans available to all employees including health insurance, dental, vision, term life and disability insurance. All executives are entitled to four weeks of paid vacation. In addition, the NEOs are eligible to participate in our Defined Contribution Plan (401(k) Plan) and the Hillman Nonqualified Deferred Compensation Plan, both described below.

Defined Contribution Plan

Our NEOs and certain other employees are covered under a 401(k) retirement savings plan (“Defined Contribution Plan”). The plan provides for a matching contribution for eligible employees of 50% of each dollar contributed by the employee up to 6% of the employee’s compensation. In addition, the Defined Contribution Plan provides a discretionary annual contribution in amounts authorized by the Board, subject to the terms and conditions of the plan.

Nonqualified Deferred Compensation Plan

All executives and certain senior managers are eligible to participate in the Hillman Nonqualified Deferred Compensation Plan (the “Deferred Compensation Plan”). The Deferred Compensation Plan allows eligible employees to defer up to 100% of their annual base salary and bonus. We contribute a matching contribution of 25% on the first $10,000 of salary and bonus deferrals.

Perquisites

Each of the NEOs receives the choice of the use of a company car or a monthly car allowance of up to $1,050 per month. The President and Chief Executive Officer approve car expense amounts annually and report those amounts to the Compensation Committee. Mr. Max Hillman receives up to $500 per month as reimbursement for country club dues which are used for business and client development purposes. We do not have any equity or security ownership guidelines for executives. We do not consider the accounting and tax treatment of the particular forms of compensation awarded to executives when determining compensation awards.

Summary Compensation Table

The following table sets forth compensation that our principal executive officer, principal financial officer and each of the next three highest paid executive officers of the Company (collectively, the “NEOs”) earned during the years ended December 31, 2010, December 31, 2009, and December 31, 2008 in each executive capacity in which each NEO served. Max Hillman served as both an officer and director, but did not receive any compensation with respect to his role as a director.

Name and Principal Position	Year	Salary ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	Nonqualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($) (5)	Total ($)
Max W. Hillman	2010	433,846	—	232,250	—	31,895	697,991
President and CEO	2009	425,000	—	368,900	—	28,592	822,492
The Hillman Companies, Inc.	2008	424,182	—	207,506	—	36,503	668,191

James P. Waters	2010	260,615	—	80,318	—	12,148	353,081
CFO and Secretary	2009	237,308	—	175,000	—	8,298	420,606
The Hillman Companies, Inc.	2008	218,615	—	57,750	—	11,429	287,794

Richard P. Hillman	2010	297,077	—	82,051	—	19,800	398,928
President	2009	290,000	—	162,400	—	6,825	459,225
The Hillman Group, Inc.	2008	289,231	—	87,000	—	13,228	389,459

George L. Heredia	2010	243,000	—	59,771	—	17,476	320,247
Senior VP of Engraving	2009	243,000	—	119,070	—	15,058	377,128
The Hillman Group, Inc.	2008	242,615	—	51,231	—	16,150	309,996

Albert M. Church	2010	226,192	—	81,083	—	72,874	380,149
Senior VP of Sales and Service	2009	220,000	—	139,535	—	183,057	542,592
The Hillman Group, Inc.	2008	205,000	—	78,630	—	63,038	346,668

(1)	Represents base salary including any deferral of salary into the Hillman Nonqualified Deferred Compensation Plan. Base salary adjustments are effective January 31 of each fiscal year.
(2)	In November 2010, each of the NEOs was granted options to purchase shares of common stock under the OHCP HM Acquisition Corp. 2010 Stock Option Plan. The amount included in the “Option Awards” column represents the grant date fair value of options issued calculated in accordance with FASB ASC Topic 718. See Note 14, Stock-Based Compensation, to the accompanying consolidated financial statements for details.

There were no option awards for any of the NEOs in 2008 or 2009.

(3)	Represents earned bonus for services rendered in each year based on achievement of performance goals.
(4)	There were no above market earnings in the Hillman Nonqualified Deferred Compensation Plan for the NEOs.

(5)	All other compensation consists of the following:

Name and Principal Position	Year	Matching Contribution to Hillman Retirement Savings and 401 (k) Plan ($)	Matching Contribution to Non-Qualified Deferred Compensation Plan ($)	Personal Use/ Car Allowance ($)	Country Club Dues ($)	Relocation Expenses ($)	Total
Max W. Hillman	2010	11,863	2,500	12,325	5,207	—	31,895
	2009	3,746	—	12,600	12,246	—	28,592
	2008	6,971	2,500	12,600	14,432	—	36,503
James P. Waters	2010	8,859	2,500	789	—	—	12,148
	2009	5,559	1,971	768	—	—	8,298
	2008	6,334	2,500	2,595	—	—	11,429
Richard P. Hillman	2010	11,919	2,500	5,381	—	—	19,800
	2009	4,056	1,971	798	—	—	6,825
	2008	7,173	2,500	3,555	—	—	13,228
George L. Heredia	2010	9,076	—	8,400	—	—	17,476
	2009	6,658	—	8,400	—	—	15,058
	2008	7,750	—	8,400	—	—	16,150
Albert M. Church (1)	2010	5,198	2,500	1,420	—	63,756	72,874
	2009	2,229	1,550	1,060	—	178,218	183,057
	2008	2,693	2,500	1,034	—	56,811	63,038

(1)	At our request, Mr. Church relocated from his home in Charlotte, North Carolina to Cincinnati, Ohio in July 2008. Our policy is to reimburse relocating executives for moving expenses and all costs associated with the sale of their existing homes. Amounts reimbursed are grossed up for income taxes. Additionally, we reimbursed Mr. Church in 2009 for the loss suffered on the sale of his North Carolina residence when the housing market in Charlotte deteriorated. The 2010 reimbursement included additional amounts for the gross up of income taxes on amounts reimbursed in 2009.

Grants of Plan-Based Awards Table for Fiscal Year 2010

The following table presents information with respect to each NEO’s eligibility to receive a cash bonus under our performance bonus plan and each stock option award made to our named executive officers under the OHCP HM Acquisition Corp. 2010 Stock Option Plan in fiscal year 2010. No equity awards, other than stock options, were granted during fiscal year 2010.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Option Awards; Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)(2)
		Threshold ($)	Target ($)	Maximum ($)
Max W. Hillman	11/23/2010	18,850	282,750	539,400	4,200	1,000	0
James P. Waters	11/23/2010	6,113	91,700	183,400	2,625	1,000	0
Richard P. Hillman	11/23/2010	7,946	119,200	238,400	2,625	1,000	0
George L. Heredia	11/23/2010	5,670	85,050	170,100	1,575	1,000	0
Albert M. Church	11/23/2010	5,297	79,450	158,900	2,100	1,000	0

(1)

This column shows performance-based bonus awards that each NEO is entitled to receive pursuant to the terms of each executive’s employment agreement and the Company’s performance bonus plan. As further detailed in the Compensation Discussion & Analysis, each employment agreement specifies the named executive officer’s target and maximum bonus as a percentage of his annual base salary as follows: Max Hillman—target of 65% of annual base salary and maximum of 124% of annual base salary; Richard Hillman—target of 40% of annual base salary and maximum of 80% of annual base salary; James Waters,

George Heredia and Albert Church—target of 35% of annual base salary and maximum of 70% of annual base salary. Each executive is also entitled to a reduced annual bonus if between 86% and 99% of the bonus targets are met; if 85% or less of the bonus targets for the applicable year are met, the NEO will not be entitled to receive a bonus. The threshold amount included in the table above represents the minimum payout if 86% of the bonus target was met.
(2)	This column shows the grant date fair value of the stock options calculated in accordance with FASB ASC Topic 718. See Note 14, Stock-based Compensation, to the accompanying consolidated financial statements for the year ended December 31, 2010 for additional details.

Employment Agreements

We have an employment agreement in effect with each of its named executive officers. In connection with the Merger, each named executive officer (except Mr. Heredia who did not have an existing employment agreement in effect prior to the Merger) entered into a letter agreement amendment to their employment agreement. This letter agreement amendment also made certain changes to each executive’s post-employment rights and obligations, as further detailed below and under ‘Potential Payments Upon Termination or Change in Control’.

Max W. Hillman, President and Chief Executive Officer

Max W. Hillman entered into a four-year employment agreement with the Company effective as of the merger with CHS on March 31, 2004, which was amended and restated on December 21, 2008 but became effective March 31, 2008. The employment agreement, as amended and restated, was for an initial term of three years beginning March 31, 2008 and automatically renews for successive one year terms thereafter unless either the Company or Mr. Hillman provides notice of non-renewal at least 180 days in advance of the expiration of the then-current term. The agreement provides for an initial annual base salary and eligibility to earn an annual cash bonus in a specified target and maximum amount, subject to the achievement of certain performance targets determined by the Board of Directors each calendar year. He is also entitled to reimbursement for the reasonable expenses of leasing or buying a car up to $1,050 per month, and of club membership up to $500 per month. During the term of the amended employment agreement, Mr. Hillman is eligible to participate in our 401(k) Plan and Deferred Compensation Plan.

Mr. Hillman’s employment agreement requires him not to disclose at any time confidential information of the Company or any third party to which the Company has a duty of confidentiality and to assign to the Company all intellectual property developed during employment. Mr. Hillman is also required not to compete with the Company during employment and for one year thereafter (or two years thereafter if employment is terminated without Cause or for Good Reason) and not to solicit the employees, customers or business relations of the Company, including by making disparaging statements about the Company, during employment and for two years thereafter.

In connection with the Merger, Max Hillman entered into a letter agreement amendment with the Company which established a new initial term commencing on May 28, 2010 and continuing for three years thereafter and confirmed his then-current 2010 annual base salary, subject to subsequent annual review.

James P. Waters, Executive Vice President and Chief Operating Officer (until October 5, 2011, Chief Financial Officer and Secretary)

The material terms of Mr. Waters’ employment agreement, as amended and restated, and his letter agreement amendment are the same as Max Hillman’s, except that he is only entitled to reimbursement of automobile expenses up to $700 per month and he is not entitled to reimbursement of club membership. In connection with Mr. Waters’ new positions, the Company and Mr. Waters have not entered into any new material agreements or amendments to Mr. Waters’ amended and restated employment agreement.

Richard P. Hillman, President of The Hillman Group, Inc.

The material terms of Richard P. Hillman’s employment agreement, as amended and restated, and his letter agreement amendment are the same as Mr. Waters’, except that his new initial term continues for only one year from May 28, 2010 and following completion of this initial one year term he will continue to devote 75% of his business time and attention to the Company for an additional one year period and will receive an amount equal to 75% of his current annual base salary during that time. Additionally, his non-compete obligations only apply for one year post-termination in all circumstances.

George L. Heredia, Senior Vice President of Engraving

George L. Heredia entered into an employment agreement with the Company effective as of the Merger on May 28, 2010. The material terms of Mr. Heredia’s employment agreement are the same as those in Mr. Waters’ employment agreement, and incorporate the terms of Mr. Waters’ letter agreement amendment, except that the Company is only required to give 90 days notice of its election not to renew the agreement, rather than 180 days notice.

Albert M. Church, Senior Vice President of Sales and Service

Albert M. Church entered into an employment agreement with the Company effective January 14, 2008. The employment agreement was for an initial term of three years beginning January 14, 2008 and automatically renews for successive one year terms thereafter unless either the Company or Mr. Church provides notice of non-renewal at least 60 days in advance of the then-current term. The agreement provides for an initial annual base salary of $220,000 and eligibility to earn an annual cash bonus in a target amount equal to 35% of his annual base salary and a maximum amount equal to 70% of his annual base salary, subject to the achievement of certain performance targets determined by the Board of Directors each calendar year. During the term of the employment agreement, Mr. Church will be eligible to participate in our 401(k) Plan and Deferred Compensation Plan.

Mr. Church’s employment agreement requires him not to disclose at any time confidential information of the Company or any third party to which the Company has a duty of confidentiality and to assign to the Company all intellectual property developed during employment. The agreement also requires Mr. Church not to compete with the Company during employment and for one year thereafter (or two years thereafter if his employment is terminated by the Company without Cause or he resigns for Good Reason during the initial term) and not to solicit the employees, customers or business relations of the Company, including by making disparaging statements about the Company, during employment and for two years thereafter.

Anthony A. Vasconcellos, Chief Financial Officer and Secretary

Effective October 5, 2011, Mr. Waters ceased to act as Chief Financial Officer and Secretary of the Company and Mr. Vasconcellos was appointed as Chief Financial Officer and Secretary. For more information on Mr. Vasconcellos, please refer to the sections in this prospectus entitled “Prospectus Summary – Recent Developments” and “Management – Executive Officers.”

Stock Option Award Agreements

Pursuant to each named executive officer’s stock option award agreement, all stock options granted in 2010 under the OHCP HM Acquisition Corp. 2010 Option Plan were divided into three equal vesting tranches. The first tranche is a service-based award which vests 20% annually until fully vested on the fifth anniversary of the Merger, subject to the optionee’s continued employment with Hillman on each such vesting date. The second tranche is performance-based and vests 20% on December 31, 2010 and on each anniversary thereafter subject to both the optionee’s continued employment with the Company on each such vesting date and the Company’s achievement of the applicable performance goal specified in the table below. The performance-based option targets are cumulative, such that if a portion of the performance-based options fails to vest because the applicable annual performance goal is not achieved, such portion of the options will still vest if the cumulative performance goal is met in a later period.

Fiscal Year	Annual Performance Goal	Cumulative Performance Goal
2010	$ 85,000,000 of Adjusted EBITDA	$ 85,000,000 of Adjusted EBITDA
2011	$ 92,000,000 of Adjusted EBITDA	$177,000,000 of Adjusted EBITDA
2012	$100,000,000 of Adjusted EBITDA	$277,000,000 of Adjusted EBITDA
2013	$110,000,000 of Adjusted EBITDA	$387,000,000 of Adjusted EBITDA
2014	$120,000,000 of Adjusted EBITDA	$507,000,000 of Adjusted EBITDA

For purposes of these stock option awards, “Adjusted EBITDA” means annual Adjusted EBITDA (net of the payment of management incentive bonuses) calculated consistently with our historical practice and equitably adjusted, at the sole discretion of the Option Committee, for extraordinary or non-recurring items (including one-time transaction fees and expenses), corporate mergers and acquisitions, and changes in corporate accounting policies.

Upon a change in control, all time-based options will vest if the OH IRR (as defined below) calculated immediately following such change in control equals or exceeds 15% and all performance-based options will vest if such OH IRR equals or exceeds 20%. However, if the vesting of these time-based or performance-based options, as applicable, together with the vesting of all other outstanding stock options, would cause the OH IRR to drop below 15% or 20% as applicable, then the vesting of such options, together with similar time-based or performance-based options, as applicable, granted to other employees, will be reduced in the discretion of the Option Committee so that the OH IRR does not drop below 15% or 20% as applicable.

The third tranche of each stock option grant is outcome-based. Subject to the optionee’s continuous employment with the Company through the consummation of a change in control, 50% of the outcome-based options will vest if the Option Committee determines that the OH IRR calculated immediately following such change in control equals or exceeds 15% and if such OH IRR equals or exceeds 20% then the remaining 50% will vest. However, if the vesting of these outcome-based options, together with the vesting of all other outstanding stock options, would cause the OH IRR to drop below 15% or 20% as applicable, then the vesting of such options, together with similar outcome-based options granted to other employees, will be reduced in the discretion of the Option Committee so that the OH IRR does not drop below 15% or 20% as applicable.

For purposes of these stock option awards, “OH IRR” means the discount rate (compounded annually) that causes (i) the present value as of May 28, 2010, of all amounts actually received by Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P., related Oak Hill partnerships and their respective limited partners and affiliates in respect of their shares of the Purchaser common stock to equal (ii) the present value as of May 28, 2010, of all investments the Purchaser made by such Oak Hill investors.

If the optionee’s employment is terminated for any reason other than for Cause or due to the optionee’s retirement, all outcome-based options held by such optionee will remain outstanding and eligible to vest during the twelve month period following termination of employment. Any remaining unvested time-based and performance-based portion of the option will be automatically forfeited on termination for any reason and the vested portions will remain exercisable until the earlier of 12 months following termination and the original expiration date of the option. Additionally, for Max and Richard Hillman only, on termination due to their retirement, their vested options will remain outstanding until the original expiration date. On termination for Cause the entire stock option, whether vested or unvested, will be forfeited.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table sets forth the number of unexercised options held by the NEOs at December 31, 2010. No stock awards were outstanding at the end of fiscal year 2010.

Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Max W. Hillman	—	1,400	2,800	1,000	11/23/2020
James P. Waters	—	875	1,750	1,000	11/23/2020
Richard P. Hillman	—	875	1,750	1,000	11/23/2020
George L. Heredia	—	525	1,050	1,000	11/23/2020
Albert M. Church	—	700	1,400	1,000	11/23/2020

As all outstanding option awards were granted during fiscal year 2010, the vesting terms of such awards are described above in the narrative following the Grants of Plan-Based Awards Table for Fiscal Year 2010.

Option Exercises and Stock Vested During Fiscal Year 2010

The following table sets forth the number of options exercised by the NEOs during the year ended December 31, 2010. There were no stock awards outstanding or eligible for vesting during fiscal year 2010.

Name	Option Awards
	Number of Shares Acquired on Exercise (#)		Value Realized on Exercise ($)
Max W. Hillman	3,247 2,265	(1) (2)	3,341,795 2,192,198	(4) (4)

James P. Waters	683 476	(1) (2)	667,776 438,057	(4) (4)

Richard P. Hillman	1,389 969	(1) (2)	1,429,896 938,005	(4) (4)

George L. Heredia	717 500	(1) (2)	737,649 483,894	(4) (4)

Albert M. Church	91.495	(3)	1,446,852	(5)

(1)	Class A Preferred Shares of The Hillman Companies, Inc.
(2)	Class A Preferred Shares of The Hillman Investment Company, a previously wholly-owned subsidiary of The Hillman Companies, Inc.
(3)	Class B Common Stock received upon exercise of stock options granted under the 2004 Stock Option Plan.
(4)	In connection with the Merger all Class A Preferred Options of The Hillman Companies, Inc. and Class A Preferred Options of The Hillman Investment Company (“Preferred Options”) were cancelled with each holder receiving cash proceeds equal to the liquidation value less the applicable exercise price of the Preferred Options. Value realized is calculated based on the cash proceeds received for the Preferred Options.

(5)	In connection with the Merger the 2004 Stock Option Plan was terminated and all Class B Common Stock Options were cancelled with each holder receiving cash proceeds equal to the per share merger consideration less the applicable exercise price of the Class B Common Options. Value realized is calculated based on the cash proceeds received for the Class B Common Stock Options.

Nonqualified Deferred Compensation for Fiscal Year 2010

All executives and certain senior managers are eligible to participate in the Hillman Nonqualified Deferred Compensation Plan (the “Deferred Compensation Plan”). The Deferred Compensation Plan allows eligible employees to defer up to 100% of their annual base salary and bonus. We contribute a matching contribution of 25% on the first $10,000 of salary and bonus deferrals. Participants in the Deferred Compensation Plan can choose to invest amounts deferred and the matching company contribution in a variety of mutual fund investments. A separate account is maintained for each participant in the Deferred Compensation Plan, reflecting hypothetical contributions, earnings, expenses and gains or losses.

The following table sets forth activity in the Deferred Compensation Plan for the NEOs for the year ended December 31, 2010:

Name	Executive Contributions in Last FY ($) (1)	Registrant Contributions in Last FY ($) (2)	Aggregate Earnings in Last FY ($) (3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Max W. Hillman	13,015	2,500	161,343	(8,123)	1,989,598
James P. Waters	62,924	2,500	14,926	0	224,940
Richard P. Hillman	62,188	2,500	30,608	(147,426)	324,480
George L. Heredia	0	0	0	0	0
Albert M. Church	11,310	2,500	3,181	(9,045)	24,919

(1)	The amounts in this column represent the deferral of base salary and bonuses and are also included in the Summary Compensation Table in the Salary and Non-Equity Incentive Plan Compensation columns, as appropriate.
(2)	The amounts in this column are also included in the Summary Compensation Table in the All Other Compensation column.
(3)	Earnings in the Hillman Nonqualified Deferred Compensation Plan are excluded from the Salary and Non-Equity Incentive Plan Compensation columns in the Summary Compensation Table.

Potential Payments Upon Termination or Change in Control

Pursuant to the terms of their employment agreements and (excluding Mr. Heredia who did not have an existing employment agreement in effect prior to the Merger) the letter agreement amendments entered into in connection with the Merger, each named executive officer is entitled to the following severance payments and benefits under the circumstances detailed below.

Max W. Hillman, President and Chief Executive Officer

If Mr. Hillman’s employment is terminated without cause (as defined below) or if he resigns with good reason (as defined below), during the initial term of his employment agreement, then the Company is required to pay Mr. Hillman (a) his then current base salary for a period of two years following termination, (b) an amount equal to the greater of the annual average bonus paid to him during the three years preceding the year in which termination occurs or the last bonus paid to him prior to termination (the “Termination Bonus Amount”) payable in a lump sum in the year following the year in which termination occurs, and (c) a prorated portion of his annual bonus, if any, for the year in which termination occurs.

In addition, Mr. Hillman would be entitled to health insurance continuation coverage at the Company’s expense for one year following the termination of his employment, and he would be eligible to participate in the Company’s group life and disability insurance programs under the same terms and conditions that apply to all employees at the Company’s expense for six months following termination of his employment. If Mr. Hillman is terminated without cause or if he resigns with good reason after the initial term of his employment agreement, he would receive the same compensation and benefits as if termination had occurred during the initial term except that he will only be entitled to 50% of the Termination Bonus Amount.

All severance payments and benefits are conditioned upon Mr. Hillman executing a release of claims against the Company and continuing to comply with the restrictive covenants contained in his employment agreement.

In the event of a change in control (as defined below), and within 90 days following the change in control, Mr. Hillman’s employment is terminated without cause or Mr. Hillman resigns for good reason, then, subject to his execution of a release of claims against the Company, Mr. Hillman is entitled to receive a lump sum payment 30 days after such termination or resignation in an amount equal to the sum of his then current base salary and the Termination Bonus Amount, or 50% of the Termination Bonus Amount if such termination or resignation occurs after the initial term. He will also be entitled to receive a prorated portion of his annual bonus, if any, for the year in which termination occurs.

Upon termination or resignation for any reason except due to death or non-renewal, we will use commercially reasonable efforts to allow him to participate in the Company’s group health coverage at his sole expense. Additionally, with respect to Max Hillman and Richard Hillman only, if his employment terminates prior to his reaching age 65, we will use commercially reasonable efforts to allow him to participate in the Company’s group health coverage until age 65 at his sole expense.

Upon termination due to death, disability or non-renewal, Mr. Hillman will be entitled to receive a prorated portion of his annual bonus, if any, for the year in which termination occurs.

For purposes of Max Hillman’s employment agreement, “cause” means (i) willful failure to substantially perform duties under the employment agreement, other than due to disability; (ii) willful act which constitutes gross misconduct or fraud and which is injurious to Hillman; (iii) conviction of, or plea of guilty or no contest, to a felony or (iv) material breach of confidentiality, non-compete or non-solicitation agreements with Hillman which is not cured within ten (10) days after written notice from Hillman.

For purposes of Max Hillman’s employment agreement, “good reason” means (i) any material diminution in his position, authority or duties with the Company, (ii) the Company reassigning him to work at a location that is more than 75 miles from his current work location, (iii) to the extent he is entitled to a seat on the Hillman board of directors, his removal from the board without cause, (iv) any amendment to the Company’s bylaws which results in a material and adverse change to the officer and director indemnification provisions contained therein or (v) a material breach of the compensation, benefits, term and severance provisions of the Agreement by the Company, which is not cured within 10 days following written notice from Mr. Hillman.

For purposes of Max Hillman’s employment agreement, “change in control” means any transaction or series of transactions pursuant to which any person(s) or a group of related persons in the aggregate acquire(s) (i) capital stock of Hillman possessing the voting power (other than voting rights accruing only in the event of a default, breach or event of noncompliance) to elect a majority of the board of Hillman or (ii) all or substantially all of Hillman’s assets determined on a consolidated basis, excluding an initial public offering.

James P. Waters, Executive Vice President and Chief Operating Officer

The severance and termination provisions in James Waters’ employment agreement and his letter agreement amendment are the same as Max Hillman’s, except that removal from the Hillman board of directors does not constitute Good Reason as James Waters is not a director.

Richard P. Hillman, President of The Hillman Group, Inc.

The severance and termination provisions in Richard Hillman’s employment agreement and his letter agreement amendment are the same as Max Hillman’s, except that (i) removal from the Hillman board of directors does not constitute Good Reason as Richard Hillman is not a director, and (ii) he is only entitled to one year of base salary continuation following termination by the Company without cause or his resignation for good reason.

George L. Heredia, Senior Vice President of Engraving

The severance and termination provisions in George Heredia’s employment agreement are the same as those in Max Hillman’s employment agreement, except that (i) Hillman is only required to pay Mr. Heredia his then current base salary for a period of one year following termination rather than two years following termination, (ii) removal from the Hillman board of directors does not constitute Good Reason as George Heredia is not a director, and (iii) Hillman has a 10 day period to cure all circumstances otherwise constituting Good Reason.

Albert M. Church, Senior Vice President of Sales and Service

If Mr. Church is terminated without cause (the definition of which is the same as in Max Hillman’s employment agreement) or if he resigns with good reason (as defined below), during the initial term of his employment agreement, then the Company is required to pay Mr. Church (a) his then current base salary for a period of two years following termination, (b) an amount equal to the greater of the annual average bonus paid to him during the three years preceding the year in which termination occurs or the last bonus paid to him prior to termination (the “Termination Bonus Amount”) payable in a lump sum in the year following the year in which termination occurs,(c) a prorated portion of his annual bonus, if any, for the year in which termination occurs, and (d) reimbursement for the cost of relocating back to North Carolina.

In addition, for one year following the termination of his employment Mr. Church would be entitled to health insurance continuation coverage and would be eligible to participate in the Company’s group life and disability insurance programs under the same terms and conditions that apply to all employees, in each case at the Company’s expense.

If Mr. Church’s employment is terminated without cause or if he resigns with good reason after the initial term of his employment agreement, he would receive (a) his then current base salary for a period of one year following termination, (b) 50% of the Termination Bonus Amount payable in a lump sum in the year following the year in which termination occurs,(c) a prorated portion of his annual bonus, if any, for the year in which termination occurs, and (d) if less than five years have passed since his move to Cincinnati, Ohio, reimbursement for the cost of relocating back to North Carolina. In addition, for six months following termination of his employment Mr. Church would be entitled to health insurance continuation coverage and would be eligible to participate in the Company’s group life and disability insurance programs under the same terms and conditions that apply to all employees, in each case at the Company’s expense.

All severance payments and benefits are conditioned upon Mr. Church executing a release of claims against the Company and continuing to comply with the restrictive covenants contained in his employment agreement.

Mr. Church’s employment agreement does not contain special provisions regarding termination or resignation following a change in control.

Upon termination or resignation for any reason except due to death or non-renewal, we will use commercially reasonable efforts to allow him to participate in the Company’s group health coverage at his sole expense. Upon termination due to death, disability or non-renewal, Mr. Church will be entitled to receive a prorated portion of his annual bonus, if any, for the year in which termination occurs.

For purposes of Albert Church’s employment agreement, “good reason” means (i) any material diminution in his position, authority or duties with the Company, (ii) the Company reassigning him to work at a location that is more than 75 miles from the Company’s corporate headquarters in Cincinnati, Ohio, or (iii) a material breach of the compensation, benefits, term and severance provisions of the Agreement by the Company, which is not cured within 10 days following written notice from Mr. Church.

Below is a table that shows the severance payments and benefits that each NEO would receive upon (1) the death or disability of the NEO, (2) termination of the NEO for cause or the NEO’s resignation without good reason, (3) termination of the NEO without cause or the NEO’s resignation for good reason in the absence of a change in control and (4) termination of the NEO without cause or the NEO’s resignation for good reason within 90 days after a change in control, in each case assuming such termination occurred on December 31, 2010.

Name	Death or disability of named executive officer	Termination of named executive officer for cause or resignation without good reason	Termination without cause or resignation for good reason (during initial term) (1)	Termination without cause or resignation for good reason (following initial term) (2)	Termination as a result of a change in control (during initial term) (3)	Termination as a result of a change in control (following initial term) (4)
Max W. Hillman	$—	$—	$1,150,658	$1,004,776	$704,552	$569,776
James P. Waters	$—	$—	$643,374	$576,178	$366,356	$314,178
Richard P. Hillman	$—	$—	$701,589	$635,242	$400,484	$345,242
George L. Heredia	$—	$—	$334,708	$281,345	$319,691	$281,345
Albert M. Church	$—	$—	$561,807	$500,395	$319,789	$273,395

(1)	Represent two years of the NEO’s current base salary plus the greater of the annual average bonus paid to him during the preceding three years or the 2010 bonus plus the value of one year of health care continuation at the Company’s expense. For purposes of determining the value of health care continuation we used the current Company cost for the coverage. For Max Hillman and Rick Hillman, the amount is $11,606 and for James Waters, George Heredia and Albert Church the amount is $15,018.
(2)	Represent two years of the NEO’s current base salary plus 50% of the greater of the annual average bonus paid to him during the preceding three years or the 2010 bonus.
(3)	Represent one year of the NEO’s current base salary plus the greater of the annual average bonus paid to him during the preceding three years or the 2010 bonus.
(4)	Represent one year of the NEO’s current base salary plus 50% of the greater of the annual average bonus paid to him during the preceding three years or the 2010 bonus.

Director Compensation for Fiscal Year 2010

The following table sets forth compensation earned by our directors during the year ended December 31, 2010.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(6)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	Total ($)
Tyler Wolfram (1)	0	NA	0	0
Michael Green (1)	0	NA	0	0
Kevin Mailender (1)	0	NA	0	0
David Jones (2)	43,750	0	0	43,750
Alan Lacy (2)	29,200	0	0	29,200
Robert Caulk (2)	29,200	0	0	29,200
Maurice P. Andrien, Jr. (3)	37,200	NA	0	37,200
Max W. Hillman (4)	0	NA	0	0
Andrew W. Code (5)	0	NA	0	0
Peter M. Gotsch (5)	0	NA	0	0
Larry Wilton (5)	8,000	NA	0	8,000
Shael J. Dolman (5)	0	NA	0	0

(1)	Mr. Wolfram, Mr. Mailender and Mr. Green were elected to the Board of Directors effective May 28, 2010. They are employed and compensated by OHCP and were not compensated for their services on the Board during the year ended December 31, 2010.
(2)	Mr. Jones, Mr. Caulk and Mr. Lacy were elected to the Board of Directors effective May 28, 2010. Mr. Caulk and Mr. Lacy are entitled to receive an annual Board fee of $50,000. Mr. Jones is entitled to an annual Board fee of $75,000. Additionally, on December 23, 2010, Mr. Jones, Mr. Caulk and Mr. Lacy were granted options to purchase 3,436, 1,718 and 430 shares of the Purchaser common stock, respectively. Mr. Jones and Mr. Lacy’s options vest 20% each year over a five year period on the anniversary of the Merger provided that no portion of the option vests if the internal rate of return on the investment in the Company, as determined by Oak Hill Capital Partners, does not exceed 8%. Mr. Caulk’s options are divided into two equal vesting tranches. The first vests 20% each year over a five year period on the anniversary of the Merger. The second tranche is outcome-based and depends on OHCP receiving a certain rate of return upon a change in control.
(3)	Mr. Andrien received $8,000 in Board fees prior to the Merger. Effective May 28, 2010 he is entitled to receive annual Board fees of $50,000. Additionally, on January 4, 2011 he was granted options to purchase 300 shares of the Purchaser common stock. Mr. Andrien’s options are divided into two equal vesting tranches. The first vests 20% each year over a five year period on the anniversary of the Merger. The second tranche is outcome-based and depends on OHCP receiving a certain rate of return upon a change in control.
(4)	Mr. Hillman also serves as the Company’s Chief Executive Officer. The compensation awarded to him in this capacity is represented in the Summary Compensation Table. He is not compensated in his role as a Director.
(5)	Mr. Wilton, Mr. Gotsch, Mr. Code and Mr. Dolman resigned from the Board of Directors effective May 28, 2010.
(6)	The amounts in this column represent the grant date fair value of the option awards calculated in accordance with FASB ASC Topic 718. These are the only stock option awards currently held by any of the Company’s directors, excluding Max W. Hillman who received stock options in his capacity as an executive as described in the Compensation Discussion and Analysis and accompanying tables and Mr. Andrien who received a stock option grant in fiscal year 2011 as detailed in footnote 3 above. Directors do not receive any perquisites or other personal benefits from the Company.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

All of the outstanding shares of capital stock of Hillman Group are owned by Hillman Investment, all of whose shares are owned by Hillman. All of outstanding shares of capital stock of Hillman are owned by OHCP HM Acquisition Corp. (Purchaser). All of the shares of capital stock of the Purchaser are owned by Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P. and officers and employees of the Company. The following table sets forth information as of the close of business on June 30, 2011 as to the share ownership of the Purchaser by the directors, executive officers and holders of 5% or more of the shares of the Purchaser.

	Shares Beneficially Owned
Name and Address of Beneficial Owners (1)	Number	Percentage (%)(2)
Oak Hill Capital Partners III, L.P. (3)	285,372	92.5
Oak Hill Capital Management Partners III, L.P.	9,372	3.0
Maurice P. Andrien	150	—
Robert L. Caulk	150	—
Michael S. Green	—	—
David A. Jones	1,000	*
Alan J. Lacy	500	*
Kevin M. Mailender	—	—
Tyler J. Wolfram	—	—
Max W. Hillman	2,000	*
Richard P. Hillman	1,600	*
James P. Waters	1,300	*
George L. Heredia	1,500	*
Albert M. Church	350	*
All Directors and Executive Officers as a Group (12 persons)	8,550	2.7

*	Less than 1%
(1)	Unless otherwise noted, the business address of each beneficial owner is c/o The Hillman Group, Inc., 10590 Hamilton Avenue, Cincinnati, OH 45231-1764.
(2)	Based on 308,791 shares outstanding as of March 31, 2011.
(3)	The business address of Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (collectively, “OHCP III”) is 65 East 55th Street, 32nd Floor, New York, New York 10022. OHCP MGP III, Ltd. is the sole general partner of OHCP MGP Partners III, L.P., which is the sole general partner of OHCP GenPar III, L.P., which is the sole general partner of OHCP III. OHCP MGP III, Ltd. exercises voting and dispositive control over the shares held by OHCP III. Investment and voting decisions with regard to the shares of the Purchaser’s common stock owned by OHCP III are made by an Investment Committee of the board of directors of OHCP MGP III, Ltd. The members of the board of directors are J. Taylor Crandall, Steven B. Gruber, and Denis J. Nayden. Each of these individuals disclaims beneficial ownership of the shares owned by the OHCP III.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Predecessor was obligated to pay management fees to a subsidiary of CHS in the amount of $57,962 per month. The Predecessor was also obligated to pay transaction fees to a subsidiary of OTPP in the amount of $25,640 per month, plus out of pocket expenses. The Successor has no management fee charges for the three and six month periods ended June 30, 2011. The Successor has no management fee charges for the seven month period ended December 31, 2010. The Successor has no management fee charges for the one month period ended June 30, 2010. The Predecessor has recorded aggregate management and transaction fee charges and expenses from CHS and OTPP of $187,374 and $438,180 for the two and five month periods ended May 28, 2010, respectively. The Predecessor also recorded aggregate management and transaction fee charges and expenses from CHS and OTPP of $1,010,136 and $1,042,951 for the years ended December 31, 2009 and 2008, respectively.

Gregory Mann and Gabrielle Mann are employed by the All Points subsidiary of Hillman. All Points leases an industrial warehouse and office facility from companies under the control of the Manns’. The Predecessor and Successor have recorded rental expense for the lease of this facility on an arm’s length basis. The Successor recorded rental expense for the lease of this facility in the amount of $82,505 and $165,010 for the three and six month periods ended June 30, 2011, respectively. The Successor recorded rental expense for the lease of this facility in the amount of $181,614 for the seven month period ended December 31, 2010. The Successor recorded rental expense for the lease of this facility in the amount of $27,502 for the one month period ended June 30, 2010. The Predecessor recorded rental expense for the lease of this facility in the amount of $55,003 and $129,725 for the two and five month periods ended May 28, 2010, respectively, and $311,339 and $302,422 for the years ended December 31, 2009 and 2008, respectively.

Our Code of Business Conduct and Ethics addresses the approval of related party transactions including transactions between the Company and its officers, directors, and employees. We do not allow officers, directors and employees to give preferences in business dealings based upon personal financial considerations. Officers, directors, and employees are also not permitted to own financial interest in or hold any employment or managerial position with a competing firm or one that seeks to do or does business with the Company without prior approval of the board of directors of the Company. In addition, our code prohibits officers, directors and employees from receiving or giving loans, gifts or benefits to any supplier, customer or competitor unless specifically permitted in our code. Such expenditures or gifts must be reported to, and approved by a supervisor. Compliance review and reporting procedures for violations of our rules are also listed in the ethics code.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

Senior Secured Credit Facilities

Hillman and Hillman Group are the borrowers under the senior secured credit facilities, which provide for an aggregate principal amount of $320 million in borrowings, consisting of a $290 million term loan facility and a $30 million revolving credit facility. The term loan facility matures on May 28, 2016 and the revolving credit facility matures on May 28, 2015.

The obligations under the credit facilities are guaranteed by Purchaser and each of its direct and indirect domestic subsidiaries (other than Hillman, Hillman Trust and, after it becomes a borrower, Hillman Group) (collectively, the “Guarantors”) and are secured by substantially all of the assets of Hillman, Hillman Group and the Guarantors.

Borrowings under the credit facilities will bear interest based upon either a LIBOR interest rate option (subject to a minimum floor of 1.50% per annum) or a base rate option (subject to a minimum floor of 2.50% per annum) as selected by Hillman Group, plus, in the case of LIBOR loans, 3.50% per annum and, in the case of base rate loans, 2.50% per annum. The amounts outstanding under our term loan as of June 30, 2011 bear interest at a rate of 5.50% per annum.

Borrowings under the term loan facility are payable in equal quarterly amounts of 1.0% per annum prior to May 28, 2016, with the remaining balance payable at maturity. No amortization will be required with respect to the revolving credit facility. The credit facilities are subject to customary mandatory prepayment requirements in connection with certain asset dispositions, insurance and condemnation receipts, incurrence of indebtedness and excess cash flow.

The credit facilities contain financial covenants based on consolidated EBITDA requiring Hillman Group to maintain a certain minimum interest coverage, maximum total leverage and maximum secured leverage ratios. The credit facilities also contain customary restrictive covenants, including limitations on incurrence of indebtedness, incurrence of liens, dividends and other distributions, asset dispositions and investments.

Trust Preferred Securities

In September 1997, Hillman Trust, a Grantor trust, completed a $105.4 million underwritten public offering of 4,217,724 11.6% Trust Preferred Securities. Hillman Trust invested the proceeds from the sale of the preferred securities in an equal principal amount of 11.6% junior subordinated debentures of Hillman due September 2027.

Hillman Trust distributes monthly cash payments it receives from Hillman as interest on the debentures to preferred security holders at an annual rate of 11.6% on the liquidation amount of $25.00 per preferred security.

In connection with the public offering of Trust Preferred Securities, Hillman Trust issued $3.26 million of trust common securities to Hillman. Hillman Trust invested the proceeds from the sale of the Hillman Trust common securities in an equal principal amount of 11.6% junior subordinated debentures of Hillman due September 2027. Hillman Trust distributes monthly cash payments it receives from Hillman as interest on the debentures to Hillman at an annual rate of 11.6% on the liquidation amount of the common security.

We may defer interest payments on the debentures at any time, for up to 60 consecutive months. If this occurs, Hillman Trust will also defer distribution payments on the preferred securities. The deferred distributions, however, will accumulate at a rate of 11.6% per annum. Hillman Trust will redeem the preferred securities when the debentures are repaid, or at maturity on September 30, 2027. We may redeem the debentures before their maturity at a price equal to 100% of the principal amount of the debentures redeemed, plus accrued interest. If we redeem any debentures before their maturity, Hillman Trust will use the cash it receives to redeem preferred securities and common securities as provided in the trust agreement. We guarantee the obligations of Hillman Trust on the Trust Preferred Securities.

Intercompany Note

In connection with the issuance of the Trust Preferred Securities, we issued the Intercompany Note to Hillman Investment in aggregate principal amount of $105.4 million (which represents the liquidation value of the Trust Preferred Securities). The Intercompany Note matures on September 30, 2027, bears interest at 11.6% per annum and is subordinated to all senior indebtedness of Hillman Group, including indebtedness under our senior secured credit facilities and the notes. Historically, the interest paid on the Intercompany Note has been used to fund interest payments on the junior subordinated debentures of Hillman underlying the Trust Preferred Securities of Hillman Trust. The indenture governing the notes restricts the ability of Hillman Group to refinance or otherwise pay principal and interest on the Intercompany Note. Because it is an intercompany obligation, the Intercompany Note is not reflected in our consolidated financial statements.

THE EXCHANGE OFFER

Terms of the Exchange Offer

We are offering to exchange our exchange notes for a like aggregate principal amount of our initial notes.

The exchange notes that we propose to issue in this exchange offer will be substantially identical to our initial notes except that, unlike our initial notes, the exchange notes will have no transfer restrictions or registration rights. We previously issued $150.0 million in aggregate principal amount of 10.875% Senior Notes due 2018 pursuant to the same indenture as the initial notes and the exchange notes offered hereby. The exchange notes will constitute part of a single class of securities together with the existing notes and have the same terms as the existing notes except as otherwise provided herein. You should read the description of the exchange notes in the section in this prospectus entitled “Description of Notes.”

We reserve the right in our sole discretion to purchase or make offers for any initial notes that remain outstanding following the expiration or termination of this exchange offer and, to the extent permitted by applicable law, to purchase initial notes in the open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise. The terms and prices of these purchases or offers could differ significantly from the terms of this exchange offer.

Expiration Date; Extensions; Amendments; Termination

This exchange offer will expire at 5:00 p.m., New York City time, on December 7, 2011, unless we extend it in our reasonable discretion. The expiration date of this exchange offer will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Securities Exchange Act of 1934.

We expressly reserve the right to delay acceptance of any initial notes, extend or terminate this exchange offer and not accept any initial notes that we have not previously accepted if any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied or waived by us. We will notify the exchange agent of any extension by oral notice promptly confirmed in writing or by written notice. We will also notify the holders of the initial notes by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require us to do otherwise.

We also expressly reserve the right to amend the terms of this exchange offer in any manner. If we make any material change, we will promptly disclose this change in a manner reasonably calculated to inform the holders of our initial notes of the change including providing public announcement or giving oral or written notice to these holders. A material change in the terms of this exchange offer could include a change in the timing of the exchange offer, a change in the exchange agent and other similar changes in the terms of this exchange offer. If we make any material change to this exchange offer, we will disclose this change by means of a post-effective amendment to the registration statement which includes this prospectus and will distribute an amended or supplemented prospectus to each registered holder of initial notes. In addition, we will extend this exchange offer for an additional five to ten business days as required by the Exchange Act, depending on the significance of the amendment, if the exchange offer would otherwise expire during that period. We will promptly notify the exchange agent by oral notice, promptly confirmed in writing, or written notice of any delay in acceptance, extension, termination or amendment of this exchange offer.

Procedures for Tendering Initial Notes

Proper Execution and Delivery of Letters of Transmittal

To tender your initial notes in this exchange offer, you must use one of the three alternative procedures described below:

(1)     Regular delivery procedure: Complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal. Mail or otherwise deliver the letter of transmittal or the facsimile together with the certificates representing the initial notes being tendered and any other required documents to the exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

(2)     Book-entry delivery procedure: Send a timely confirmation of a book-entry transfer of your initial notes, if this procedure is available, into the exchange agent’s account at The Depository Trust Company in accordance with the procedures for book-entry transfer described under “—Book-Entry Delivery Procedure” below, on or before 5:00 p.m., New York City time, on the expiration date.

(3)     Guaranteed delivery procedure: If time will not permit you to complete your tender by using the procedures described in (1) or (2) above before the expiration date and this procedure is available, comply with the guaranteed delivery procedures described under “—Guaranteed Delivery Procedure” below.

The method of delivery of the initial notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or initial notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your broker, dealer, commercial bank, trust company or nominee to tender your initial notes on your behalf.

Only a holder of initial notes may tender initial notes in this exchange offer. A holder is any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

If you are the beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you must contact that registered holder promptly and instruct that registered holder to tender your notes on your behalf. If you wish to tender your initial notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register the ownership of these notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

You must have any signatures on a letter of transmittal or a notice of withdrawal guaranteed by:

(1)	a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc.,

(2)	a commercial bank or trust company having an office or correspondent in the United States, or

(3)	an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the initial notes are tendered:

(a)	by a registered holder or by a participant in The Depository Trust Company whose name appears on a security position listing as the owner, who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal and only if the exchange notes are being issued directly to this registered holder or deposited into this participant’s account at The Depository Trust Company, or

(b)	for the account of a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934.

If the letter of transmittal or any bond powers are signed by:

(1)	the recordholder(s) of the initial notes tendered: the signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever.

(2)	a participant in The Depository Trust Company: the signature must correspond with the name as it appears on the security position listing as the holder of the initial notes.

(3)	a person other than the registered holder of any initial notes: these initial notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the initial notes on behalf of the registered holder, in satisfactory form to us as determined in our sole discretion, in each case, as the name of the registered holder or holders appears on the initial notes.

(4)	trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity: these persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the letter of transmittal.

To tender your initial notes in this exchange offer, you must make the following representations:

(1)	you are authorized to tender, sell, assign and transfer the initial notes tendered and to acquire exchange notes issuable upon the exchange of such tendered initial notes, and that we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by us,

(2)	any exchange notes acquired by you pursuant to the exchange offer are being acquired in the ordinary course of business, whether or not you are the holder,

(3)	you or any other person who receives exchange notes, whether or not such person is the holder of the exchange notes, has an arrangement or understanding with any person to participate in a distribution of such exchange notes within the meaning of the Securities Act and is not participating in, and does not intend to participate in, the distribution of such exchange notes within the meaning of the Securities Act,

(4)	you or such other person who receives exchange notes, whether or not such person is the holder of the exchange notes, is not an “affiliate,” as defined in Rule 405 of the Securities Act, of ours, or if you or such other person is an affiliate, you or such other person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

(5)	if you are not a broker-dealer, you represent that you are not engaging in, and do not intend to engage in, a distribution of exchange notes, and

(6)	if you are a broker-dealer that will receive exchange notes for your own account in exchange for initial notes, you represent that the initial notes to be exchanged for the exchange notes were acquired by you as a result of market-making or other trading activities and acknowledge that you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

You must also warrant that the acceptance of any tendered initial notes by the issuers and the issuance of exchange notes in exchange therefor shall constitute performance in full by the issuers of its obligations under the registration rights agreement relating to the initial notes.

To effectively tender notes through The Depository Trust Company, the financial institution that is a participant in The Depository Trust Company will electronically transmit its acceptance through the Automated Tender Offer Program. The Depository Trust Company will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by The Depository Trust Company to the exchange agent stating that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant.

Book-Entry Delivery Procedure

Any financial institution that is a participant in The Depository Trust Company’s systems may make book-entry deliveries of initial notes by causing The Depository Trust Company to transfer these initial notes into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedures for transfer. To effectively tender notes through The Depository Trust Company, the financial institution that is a participant in The Depository Trust Company will electronically transmit its acceptance through the Automatic Tender Offer Program. The Depository Trust Company will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by The Depository Trust Company to the exchange agent stating that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the notes that this participation has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant. The exchange agent will make a request to establish an account for the initial notes at The Depository Trust Company for purposes of the exchange offer within two business days after the date of this prospectus.

A delivery of initial notes through a book-entry transfer into the exchange agent’s account at The Depository Trust Company will only be effective if an agent’s message or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents is transmitted to and received by the exchange agent at the address indicated below under “—Exchange Agent” on or before the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedure

If you are a registered holder of initial notes and desire to tender your notes, and (1) these notes are not immediately available, (2) time will not permit your notes or other required documents to reach the exchange agent before the expiration date or (3) the procedures for book-entry transfer cannot be completed on a timely basis and an agent’s message delivered, you may still tender in this exchange offer if:

(1)	you tender through a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act,

(2)	on or before the expiration date, the exchange agent receives a properly completed and duly executed letter of transmittal or facsimile of the letter of transmittal, and a notice of guaranteed delivery, substantially in the form provided by us, with your name and address as holder of the initial notes and the amount of notes tendered, stating that the tender is being made by that letter and notice and guaranteeing that within three New York Stock Exchange trading days after the expiration date the certificates for all the initial notes tendered, in proper form for transfer, or a book-entry confirmation with an agent’s message, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent, and

(3)	the certificates for all your tendered initial notes in proper form for transfer or a book-entry confirmation as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

Your tender of initial notes will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus and in the related letter of transmittal.

We will be deemed to have received your tender as of the date when your duly signed letter of transmittal accompanied by your initial notes tendered, or a timely confirmation of a book-entry transfer of these notes into the exchange agent’s account at The Depository Trust Company with an agent’s message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tenders will be determined by us in our sole discretion. Our determination will be final and binding.

We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or our counsel’s opinion, be unlawful. We also reserve the absolute right to waive any conditions of this exchange offer or irregularities or defects in tender as to particular notes with the exception of conditions to this exchange offer relating to the obligations of broker dealers, which we will not waive. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine. We, the exchange agent or any other person will be under no duty to give notification of defects or irregularities with respect to tenders of initial notes. We and the exchange agent or any other person will incur no liability for any failure to give notification of these defects or irregularities. Tenders of initial notes will not be deemed to have been made until such irregularities have been cured or waived. The exchange agent will return without cost to their holders any initial notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived promptly following the expiration date.

If all the conditions to the exchange offer are satisfied or waived on the expiration date, we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter. Please refer to the section of this prospectus entitled “—Conditions to the Exchange Offer” below. For purposes of this exchange offer, initial notes will be deemed to have been accepted as validly tendered for exchange when, as and if we give notice of acceptance to the exchange agent (such notice, if given orally to be promptly confirmed in writing).

We will issue the exchange notes in exchange for the initial notes tendered pursuant to a notice of guaranteed delivery by an eligible institution only against delivery to the exchange agent of the letter of transmittal, the tendered initial notes and any other required documents, or the receipt by the exchange agent of a timely confirmation of a book-entry transfer of initial notes into the exchange agent’s account at The Depository Trust Company with an agent’s message, in each case, in form satisfactory to us and the exchange agent.

If any tendered initial notes are not accepted for any reason provided by the terms and conditions of this exchange offer or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder, or, in the case of initial notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, promptly after withdrawal, rejection of tender or the expiration or termination of the exchange offer.

By tendering into this exchange offer, you will irrevocably appoint our designees as your attorney-in-fact and proxy with full power of substitution and resubstitution to the full extent of your rights on the notes tendered. This proxy will be considered coupled with an interest in the tendered notes. This appointment will be effective only when, and to the extent that we accept your notes in this exchange offer. All prior proxies on these notes will then be revoked and you will not be entitled to give any subsequent proxy. Any proxy that you may give subsequently will not be deemed effective. Our designees will be empowered to exercise all voting and other rights of the holders as they may deem proper at any meeting of note holders or otherwise. The initial notes will be validly tendered only if we are able to exercise full voting rights on the notes, including voting at any meeting of the note holders, and full rights to consent to any action taken by the note holders.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of initial notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date at the address provided below under “—Exchange Agent” and before acceptance of your tendered notes for exchange by us.

Any notice of withdrawal must:

(1)	specify the name of the person having tendered the initial notes to be withdrawn,

(2)	identify the notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of these notes,

(3)	be signed by the person having tendered the initial notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the initial notes to register the transfer of these notes into the name of the person having made the original tender and withdrawing the tender,

(4)	specify the name in which any of these initial notes are to be registered, if this name is different from that of the person having tendered the initial notes to be withdrawn, and

(5)	if applicable because the initial notes have been tendered through the book-entry procedure, specify the name and number of the participant’s account at The Depository Trust Company to be credited, if different than that of the person having tendered the initial notes to be withdrawn.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and our determination will be final and binding on all parties. Initial notes that are withdrawn will be deemed not to have been validly tendered for exchange in this exchange offer.

The exchange agent will return without cost to their holders all initial notes that have been tendered for exchange and are not exchanged for any reason, promptly after withdrawal, rejection of tender or expiration or termination of this exchange offer.

You may retender properly withdrawn initial notes in this exchange offer by following one of the procedures described under “—Procedures for Tendering Initial Notes” above at any time on or before the expiration date.

Conditions to the Exchange Offer

We will complete this exchange offer only if:

(1)	there is no change in the laws and regulations which would reasonably be expected to impair our ability to proceed with this exchange offer,

(2)	there is no change in the current interpretation of the staff of the Commission which permits resales of the exchange notes, and

(3)	there is no stop order issued by the Commission or any state securities authority suspending the effectiveness of the registration statement which includes this prospectus or the qualification of the indenture for our exchange notes under the Trust Indenture Act of 1939 and there are no proceedings initiated or, to our knowledge, threatened for that purpose.

These conditions are for our sole benefit. We may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion that it has not been satisfied, subject to applicable law. Notwithstanding the foregoing, all conditions to the exchange offer must be satisfied or waived before the expiration of this exchange offer. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. Each of these rights will be deemed an ongoing right which we may assert at any time and from time to time.

If we determine that we may terminate this exchange offer because any of these conditions is not satisfied, we may:

(1)	refuse to accept and return to their holders any initial notes that have been tendered,

(2)	extend the exchange offer and retain all notes tendered before the expiration date, subject to the rights of the holders of these notes to withdraw their tenders, or

(3)	waive any condition that has not been satisfied and accept all properly tendered notes that have not been withdrawn or otherwise amend the terms of this exchange offer in any respect as provided under the section in this prospectus entitled “—Expiration Date; Extensions; Amendments; Termination.”

Accounting Treatment

We will record the exchange notes at the same carrying value as the initial notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize the costs of the exchange offer and the unamortized expenses related to the issuance of the exchange notes over the term of the exchange notes.

Exchange Agent

We have appointed Wells Fargo Bank, National Association as exchange agent for this exchange offer. You should direct all questions and requests for assistance on the procedures for tendering and all requests for additional copies of this prospectus or the letter of transmittal to the exchange agent as follows:

By Registered or Certified Mail:

Wells Fargo Bank, National Association

Corporate Trust Operations

MAC N9303-121

P.O. Box 1517

Minneapolis, MN 55480

By Regular Mail or Overnight Courier:

Wells Fargo Bank, National Association

Corporate Trust Operations

MAC N9303-121

Sixth & Marquette Avenue

Minneapolis, MN 55479

In Person by Hand Only:

Wells Fargo Bank, National Association

12th Floor Northstar East Building

Corporate Trust Operations

608 Second Avenue South

Minneapolis, MN 55479

Facsimile Transmission [for Eligible Institutions only]: (612) 667-6282

Information or Confirmation by Telephone: (800) 344-5128

Fees and Expenses

We will bear the expenses of soliciting tenders in this exchange offer, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of this exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with this exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses for forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the initial notes and for handling or forwarding tenders for exchange to their customers.

We will pay all transfer taxes, if any, applicable to the exchange of initial notes in accordance with this exchange offer. However, tendering holders will pay the amount of any transfer taxes, whether imposed on the registered holder or any other persons, if:

(1)	certificates representing exchange notes or initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the notes tendered,

(2)	tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal, or

(3)	a transfer tax is payable for any reason other than the exchange of the initial notes in this exchange offer.

If you do not submit satisfactory evidence of the payment of any of these taxes or of any exemption from this payment with the letter of transmittal, we will bill you directly the amount of these transfer taxes.

Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences

The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes in accordance with this exchange offer, or if you do not properly tender your initial notes in this exchange offer, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

In addition, except as set forth in this paragraph, you will not be able to obligate us to register the initial notes under the Securities Act. You will not be able to require us to register your initial notes under the Securities Act unless:

(1)	the exchange offer is not permitted by applicable law or SEC policy;

(2)	you are prohibited by applicable law or SEC policy from participating in the exchange offer;

(3)	you may not resell the exchange notes you acquire in the exchange offer to the public without delivering a prospectus and that the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by you; or

(4)	you are a broker-dealer and hold initial notes acquired directly from us or one of our affiliates,

in which case the registration rights agreement requires us to file a registration statement for a continuous offer in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this sentence. We do not currently anticipate that we will register under the Securities Act any notes that remain outstanding after completion of the exchange offer.

Delivery of Prospectus

Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this description, the term “Hillman Companies” refers only to The Hillman Companies, Inc. and not to any of its Subsidiaries; “Parent” refers to Hillman Investment Company and not to any of its Subsidiaries; and the word “Issuer” refers only to The Hillman Group, Inc. and not to any of its Subsidiaries.

Issuer issued the existing notes and the initial notes and will issue the exchange notes described in this prospectus under an indenture, dated May 28, 2010, among itself, the Guarantors and Wells Fargo Bank, National Association, as trustee, as amended and supplemented on December 29, 2010 and April 1, 2010. The initial notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act. See “Notice to Investors.” The notes offered hereby are referred to in this prospectus as the “exchange notes.” Issuer previously issued $150.0 million in aggregate principal amount of notes under the indenture, which we refer to in this prospectus as the “existing notes.” The exchange notes and the existing notes are referred to together as the “notes.” The terms of the notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Copies of the indenture are available as set forth below in the section of this prospectus titled “—Additional Information.” Certain defined terms used in this description but not defined below in the section of this prospectus titled “—Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The Notes

The notes:

•	will be general unsecured obligations of Issuer;

•	will be pari passu in right of payment with all existing and future unsecured senior Indebtedness of Issuer;

•	will be senior in right of payment to any future subordinated Indebtedness of Issuer; and

•	will be unconditionally guaranteed by the Guarantors.

The Note Guarantees

The notes will be guaranteed by Hillman Companies, Parent and each of Issuer’s Domestic Subsidiaries.

Each guarantee of the notes:

•	will be a general unsecured obligation of the Guarantor;

•	will be pari passu in right of payment with all existing and future unsecured senior Indebtedness of that Guarantor; and

•	will be senior in right of payment to any future subordinated Indebtedness of that Guarantor.

However, the notes and the guarantees will be effectively subordinated to all borrowings under the Credit Agreement, which will be secured by substantially all of the assets of Issuer and the Guarantors. See “Risk Factors—Risks Relating to this Offering—Your right to receive payments on these notes is effectively subordinated to the rights of our existing and future secured creditors.”

Principal, Maturity and Interest

Issuer issued $50.0 million in aggregate principal amount of initial notes on March 16, 2011 and will issue up to $50.0 million in aggregate principal amount of exchange notes in this offering. Issuer previously issued $150.0 million in aggregate principal amount of existing notes. Issuer may issue additional notes under the indenture from time to time after this offering in an unlimited aggregate principal amount. Any issuance of additional notes is subject to all of the terms and conditions (except with regard to issue date, issue price, first interest payment amount and first interest payment date) in the indenture, including the covenant described below in the section of this prospectus titled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Issuer will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The notes will mature on June 1, 2018. References to the notes include any additional notes.

Interest on the notes accrues at the rate of 10.875% per annum and will be payable semi-annually in arrears on June 1 and December 1, commencing on December 1, 2011 in the case of the exchange notes. Interest on overdue principal and interest and Special Interest, if any, will accrue at the then applicable interest rate on the notes. Issuer will make each interest payment to the holders of record on the immediately preceding May 15 and November 15, as the case may be.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to Issuer at least ten Business Days prior to the applicable payment date, Issuer will pay all principal of, premium on, if any, interest and Special Interest, if any, on, that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Issuer elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. Issuer may change the paying agent or registrar without prior notice to the holders of the notes, and Issuer or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Issuer will not be required to transfer or exchange any note selected for redemption. Also, Issuer will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

The notes are guaranteed by Hillman Companies, Parent and each of Issuer’s current and future Domestic Subsidiaries. These Note Guarantees are joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee are limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance or fraudulent transfer under federal or state or other applicable law. See “Risk Factors—Risks Relating to this Offering—Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than Issuer or another Guarantor, unless:

(1)	immediately after giving effect to such transaction, no Default or Event of Default exists; and

(2)	either:

(a)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger unconditionally assumes all the obligations of that Guarantor under its Note Guarantee, the indenture and the registration rights agreement pursuant to a supplemental indenture reasonably satisfactory to the trustee; or

(b)	in the case of any Guarantor other than Hillman Companies or Parent, the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Note Guarantee of a Guarantor will be released:

(1)   in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor, by way of merger, consolidation or otherwise, to a Person that is not (either before or after giving effect to such transaction) Issuer or a Restricted Subsidiary of Issuer, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2)   in connection with any sale or other disposition of Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) Issuer or a Restricted Subsidiary of Issuer, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture and the Guarantor ceases to be a Restricted Subsidiary of Issuer as a result of the sale or other disposition;

(3)   if Issuer designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4)   upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture as provided below in the sections of this prospectus titled “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

See “—Repurchase at the Option of Holders—Asset Sales.”

Optional Redemption

At any time prior to June 1, 2013, Issuer may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 110.875% of the principal amount of the notes redeemed, plus accrued and unpaid interest and Special Interest, if any, to the date of redemption (subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date), with the net cash proceeds of an Equity Offering by Issuer or a contribution to Issuer’s common equity capital made with the net cash proceeds of a concurrent Equity Offering by Issuer’s direct or indirect parent; provided that:

(1)	at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by Issuer and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2)	the redemption occurs within 90 days of the date of the closing of such Equity Offering.

At any time prior to June 1, 2014, Issuer may on any one or more occasions redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest and Special Interest, if any, to the date of redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Except pursuant to the preceding paragraphs, the notes will not be redeemable at Issuer’s option prior to June 1, 2014.

On or after June 1, 2014, Issuer may on any one or more occasions redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Special Interest, if any, on the notes redeemed, to the applicable date of redemption, if redeemed during the twelve-month period beginning on June 1 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2014	105.438%
2015	102.719%
2016 and thereafter	100.000%

Unless Issuer defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

Issuer is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require Issuer to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Issuer will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest and Special Interest, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, Issuer will mail, or cause to be mailed, a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase, on the Change of Control Payment Date specified in the notice, which date will be a Business Day no earlier than 30 days and no later than 60 days from the date such notice is mailed, notes properly tendered by such holder pursuant to such Change of Control Offer, pursuant to the procedures required by the indenture and described in such notice. Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, Issuer will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by Issuer.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any. Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require Issuer to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that Issuer repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Issuer will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Issuer and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above in the section of this prospectus titled “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Issuer and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Issuer to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Issuer and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Holders may not be entitled to require us to purchase their notes in certain circumstances involving a significant change in the composition of the Board of Directors, including in connection with a proxy contest where the Board of Directors does not approve a dissident slate of directors but approves them as continuing directors, even if the Board of Directors initially opposed the directors.

Asset Sales

Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	Issuer (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	at least 75% of the total consideration received in the Asset Sale by Issuer or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any liabilities, as shown on Hillman Companies’ most recent consolidated balance sheet, of Issuer or any Restricted Subsidiary (other than contingent liabilities and liabilities that are Subordinated

Indebtedness) that are assumed by the transferee of any such assets pursuant to a customary novation or indemnity agreement that releases Issuer or such Restricted Subsidiary from or indemnifies against further liability;

(b)	any securities, notes or other obligations received by Issuer or any such Restricted Subsidiary from such transferee that are promptly, but in any event within 90 days of the consummation of the Asset Sale, subject to ordinary settlement periods, converted by Issuer or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion;

(c)	any Designated Non-cash Consideration received by Issuer or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of $15.0 million and 2.5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value); and

(d)	any stock or assets of the kind referred to in clauses (3) or (5) of the next paragraph of this covenant.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Issuer (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

(1)	to repay Indebtedness and other Obligations under a Credit Facility that are secured by a Lien and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2)	to repay or repurchase and retire any Indebtedness that was secured by the assets sold in such Asset Sale;

(3)	to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of Issuer;

(4)	to make a capital expenditure;

(5)	to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business; or

(6)	any combination of clauses (1) through (5);

provided, that, if during the 365 day period following the consummation of an Asset Sale Issuer or a Restricted Subsidiary enters into a definitive binding agreement committing it to apply the Net Proceeds in accordance with the requirements of the above clauses after such 365 period, such 365 day period will be extended with respect to the amount of Net Proceeds so committed until such Net Proceeds are required to be applied in accordance with such agreement (but such extension will in no event be for a period longer than 180 days) (or, if earlier, the date of termination of such agreement).

Pending the final application of any Net Proceeds, Issuer (or the applicable Restricted Subsidiary) may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture. Following the entering into of a binding agreement with respect to an Asset Sale and prior to the consummation thereof, cash or Cash Equivalents (whether or not actual Net Proceeds of such Asset Sale) used for the purposes described in clauses (1) through (6) above that are designated as used in accordance therewith, and not previously or subsequently so designated in respect of any other Asset Sale, shall be deemed to be Net Proceeds applied in accordance therewith.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, within 30 days thereof, Issuer will make an offer (an “Asset Sale Offer”), to (A) all holders of notes and (B) all holders of other Indebtedness that is pari passu in right of payment with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase, prepay or redeem with the proceeds of asset sales, to purchase, prepay or redeem the maximum principal amount of notes and such other pari passu Indebtedness (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith) that may be purchased, prepaid or redeemed out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest and Special Interest, if any, to the date of purchase, prepayment or redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, such amounts shall no longer be considered Excess Proceeds for purposes of the indenture and Issuer may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered in (or required to be prepaid or redeemed in connection with) such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis, based on the amounts tendered or required to be prepaid or redeemed (with such adjustments as may be deemed appropriate by Issuer so that only notes in denominations of $2,000, or an integral multiple of $1,000 in excess thereof, will be purchased). Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The agreements governing the other Indebtedness of the Issuer contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require Issuer to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on Issuer. In the event a Change of Control or Asset Sale occurs at a time when Issuer is prohibited from purchasing notes, Issuer could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Issuer does not obtain a consent or repay those borrowings, Issuer will remain prohibited from purchasing notes. In that case, Issuer’s failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the other indebtedness. Finally, Issuer’s ability to pay cash to the holders of notes upon a repurchase may be limited by Issuer’s then existing financial resources. See “Risk Factors—Risks Relating to the Offering—We may not be able to fulfill our repurchase obligations with respect to the notes upon a change of control.”

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis (or, in the case of notes issued in global form as discussed under “—Book-Entry, Delivery and Form,” based on a method that most nearly approximates a pro rata selection as the trustee deems fair and appropriate) unless otherwise required by law or applicable stock exchange or depositary requirements.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

Restricted Payments

Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of Issuer’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Issuer or any of its Restricted Subsidiaries) or to the direct or indirect holders of Issuer’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Issuer and other than dividends or distributions payable to Issuer or a Restricted Subsidiary of Issuer);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Issuer) any Equity Interests of Issuer or any direct or indirect parent of Issuer;

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness (excluding any intercompany Indebtedness between or among Issuer and any of its Restricted Subsidiaries or among Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof (other than a payment of interest on the Subordinated Intercompany Promissory Note); or

(4)	make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(a)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(b)	Issuer would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below in the section of this prospectus titled “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(c)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Issuer and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (10), (11) and (13) of the next succeeding paragraph), is less than the sum, without duplication, of:

(1)	50% of the Consolidated Net Income of Issuer for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(2)	100% of the aggregate net cash proceeds received by Issuer since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Qualifying Equity Interests of Issuer (in each case other than Excluded Contributions) or from the issue or sale of convertible or exchangeable Disqualified Stock of Issuer or convertible or exchangeable debt securities of Issuer, in each case that have been converted into or exchanged for Qualifying Equity Interests of Issuer (other than Qualifying Equity Interests and convertible or exchangeable Disqualified Stock or debt securities sold to a Subsidiary of Issuer); plus

(3)	to the extent that any Restricted Investment that was made after the date of the indenture is (a) sold for cash or otherwise cancelled, liquidated or repaid for cash, the amount of cash received or (b) made in an entity that subsequently becomes a Restricted Subsidiary of Issuer, the initial amount of such Restricted Investment; plus

(4)	to the extent that any Unrestricted Subsidiary designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, the Fair Market Value of Issuer’s Restricted Investment in such Subsidiary as of the date of such redesignation; plus

(5)	100% of any dividends or distributions received in cash by Issuer or a Restricted Subsidiary of Issuer that is a Guarantor after the date of the indenture from an Unrestricted Subsidiary, to the extent that such dividends or distributions were not otherwise included in the Consolidated Net Income of Issuer for such period.

The preceding provisions will not prohibit:

(1)    the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2)    the making of any Restricted Payment in exchange for, or out of or with the net cash proceeds of the sale (other than to a Subsidiary of Issuer) of, Equity Interests of Issuer (other than Disqualified Stock) or from the contribution of common equity capital to Issuer; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will not be considered to be net proceeds of Qualifying Equity Interests for purposes of clause (c)(2) of the preceding paragraph and will not be considered to be net cash proceeds from an Equity Offering for purposes of the “Optional Redemption” provisions of the indenture;

(3)    the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of Issuer to the holders of its Equity Interests on a pro rata basis;

(4)    the repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness in exchange for, or out of the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness, provided that any redemption of Subordinated Indebtedness for which a notice of redemption has been validly given pursuant to the indenture or any other instrument governing such Subordinated Indebtedness and which is redeemed within 60 days of the incurrence of such Permitted Refinancing Indebtedness shall be deemed to have occurred substantially concurrent with such incurrence for purposes of this clause (4);

(5)    so long as no Default or Event of Default has occurred and is continuing, payments to Parent that are used by Parent, Hillman Companies, or another direct or indirect parent of Issuer to repurchase, redeem or otherwise acquire or retire for value any Equity Interests of Parent, Hillman Companies or any other direct or indirect parent of Issuer or payments to repurchase, redeem or otherwise acquire or retire for value any Equity Interests of Issuer or any Restricted Subsidiary of Issuer, in each case, held by any current or former officer, director or employee of Issuer or any of its Restricted Subsidiaries (or their estates or beneficiaries under their estates), upon their death, disability, retirement, severance or termination of employment or service; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed (A) $2.0 million in any calendar year (with unused amounts up to $1.0 million being available to be used in any succeeding calendar year for a total of up to $3.0 million in any calendar year) plus (B) the amount of any net cash proceeds received by or contributed to Issuer from the issuance and sale since the date of the indenture of Qualified Equity Interests of Issuer, Parent, Hillman Companies or another direct or indirect parent of Issuer to its officers, directors or employees that have not been applied to the payment of Restricted Payments pursuant to the terms of clause (c) of the preceding paragraph or this clause (5), plus (C) the net cash proceeds of any “key-man” life insurance policies received by the Issuer or a Restricted Subsidiary of the Issuer after the date of the indenture that have not been applied to the payment of Restricted Payments pursuant to this clause (5); provided, further, that the cancellation of Indebtedness owing to Issuer or any Restricted Subsidiary in connection with the repurchase of Qualified Equity Interests will not be deemed to constitute a Restricted Payment under the indenture;

(6)   the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options (or related withholding taxes);

(7)   so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of Issuer or any preferred stock of any Restricted Subsidiary of Issuer issued on or after the date of the indenture in accordance with the covenant described below in the section of this prospectus titled “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(8)   payments of cash, dividends, distributions, advances or other Restricted Payments by Issuer or any of its Restricted Subsidiaries to allow the payment of cash in lieu of the issuance of fractional shares upon (i) the exercise of options or warrants or (ii) the conversion or exchange of Capital Stock of any such Person;

(9)   Permitted Payments to Parent;

(10) so long as no Default or Event of Default has occurred and is continuing and such payment is then permitted by any Credit Facilities then in effect, without duplication, (a) distributions to Parent in an amount necessary to permit payments of interest on the Junior Subordinated Debentures at the Stated Maturity of such interest payments provided such payments are applied to make payments of interest on the Junior Subordinated Debentures at the Stated Maturity of such interest payments or (b) payments of interest on the Subordinated Intercompany Promissory Note at the Stated Maturity of such interest payments provided such payments are applied to make payments of interest on the Junior Subordinated Debentures at the Stated Maturity of such interest payments;

(11) Restricted Payments made with Excluded Contributions;

(12) so long as no Default or Event of Default has occurred and is continuing, the repurchase of any Subordinated Indebtedness at a purchase price not greater than 101% of the principal amount thereof in the event of a Change of Control pursuant to a provision no more favorable to the holders thereof than the provisions described in “—Repurchase at the Option of Holders—Change of Control” provided that, in each case, prior to the repurchase the Issuer has made a Change of Control Offer to and repurchased all notes issued under the indenture that were validly tendered for payment in connection with the offer to purchase;

(13) distributions or dividends to Hillman Group or Parent to make the payments described in the section of the final offering memorandum, dated May 18, 2010, for the existing notes titled “Use of Proceeds” (if any); and

(14) so long as no Default or Event of Default has occurred and is continuing, other Restricted Payments in an aggregate amount not to exceed the greater of $15.0 million and 2.5% of Total Assets since the date of the indenture.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Issuer or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of Issuer whose resolution with respect thereto will be delivered to the trustee. For the avoidance of doubt, any “deemed dividend” resulting from the filing of a consolidated or combined tax return by any direct or indirect parent of Issuer and not involving any cash distribution will not be a “Restricted Payment.”

For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment (or portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) through (14) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Issuer will be entitled to classify or re-classify (based on circumstances existing on the date of such reclassification) such Restricted Payment or portion thereof in any manner that complies with this covenant and such Restricted Payment will be treated as having been made pursuant to only such clause or clauses or the first paragraph of this covenant.

Incurrence of Indebtedness and Issuance of Preferred Stock

Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Issuer will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Issuer may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and Issuer’s Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for Issuer’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness or the issuance of the following items of Disqualified Stock or preferred stock, as applicable (collectively, “Permitted Debt”):

(1)	the incurrence by Issuer and any Guarantor of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Issuer and its Restricted Subsidiaries thereunder) not to exceed $420.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by Issuer or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(2)	the incurrence by Issuer and its Restricted Subsidiaries of (a) the Existing Indebtedness and (b) the Subordinated Intercompany Promissory Note;

(3)	the incurrence by Issuer and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees to be issued on the date of the indenture and the exchange notes and the related Note Guarantees to be issued pursuant to the registration rights agreement;

(4)

the incurrence by Issuer or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of Issuer or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed the greater of $5.0 million and 1.5% of Total Assets at any time outstanding;

(5)	the incurrence by Issuer or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2)(a), (3), (4), (5), (14), (15), (16) or (17) of this paragraph;

(6)	the incurrence by Issuer or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Issuer and any of its Restricted Subsidiaries; provided, however, that:

(a)	if Issuer or any Guarantor is the obligor on such Indebtedness and the payee is not Issuer or a Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of Issuer, or the Note Guarantee, in the case of a Guarantor; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Issuer or a Restricted Subsidiary of Issuer and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Issuer or a Restricted Subsidiary of Issuer, will be deemed, in each case, to constitute an incurrence of such Indebtedness by Issuer or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the issuance by any of Issuer’s Restricted Subsidiaries to Issuer or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than Issuer or a Restricted Subsidiary of Issuer; and

(b)	any sale or other transfer of any such preferred stock to a Person that is not either Issuer or a Restricted Subsidiary of Issuer,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8)	the incurrence by Issuer or any of its Restricted Subsidiaries of Hedging Obligations not entered into for speculation;

(9)	the guarantee or co-issuance by Issuer or any of the Guarantors of Indebtedness of Issuer or a Restricted Subsidiary of Issuer to the extent that the guaranteed or co-issued Indebtedness was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed or co-issued is subordinated to or pari passu in right of payment with the notes, then the Guarantee or co-issuance must be subordinated or pari passu, as applicable, in right of payment to the same extent as the Indebtedness guaranteed;

(10)	the incurrence by Issuer or any of its Restricted Subsidiaries of Indebtedness in respect of letters of credit, bank guarantees, workers’ compensation claims, self-insurance obligations, bankers’ acceptances, guarantees, performance, surety, statutory, appeal, completion, export or import, indemnities, customs, revenue bonds or similar instruments in the ordinary course of business, including guarantees or obligations with respect thereto (in each case other than for an obligation for money borrowed); provided, however that upon the drawing of such letters of credit, such obligations are reimbursed within 30 days following such drawing;

(11)	the incurrence by Issuer or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days or incurrence;

(12)	the incurrence by Issuer of Contribution Indebtedness;

(13)	the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, incurred in connection with the disposition of any business, assets or Restricted Subsidiary of the Issuer (other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the principal amount of such Indebtedness does not exceed the gross proceeds actually received by the Issuer or any Restricted Subsidiary of the Issuer in connection with such transactions;

(14)	Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer, including Parent and Hillman Companies, to the extent described in clause (5) of the second paragraph in the section of this prospectus titled “—Restricted Payments;”

(15)	Indebtedness of a Subsidiary outstanding on the date such Subsidiary was acquired by the Issuer or a Restricted Subsidiary of the Issuer (other than Indebtedness incurred in contemplation of, or in connection with, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary of or was otherwise acquired by the Issuer or a Restricted Subsidiary of the Issuer); provided that, on the date that such Subsidiary is acquired by the Issuer or a Restricted Subsidiary of the Issuer and after giving effect to the incurrence of such Indebtedness and the acquisition of such Subsidiary pursuant to this clause (15), either (a) the Issuer would have been able to incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant or (b) the Issuer’s Fixed Charge Coverage Ratio would be greater than immediately prior to such acquisition;

(16)	the incurrence by one or more Foreign Subsidiaries of additional Indebtedness incurred by a Foreign Subsidiary in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (16) and then outstanding, does not exceed the greater of $20.0 million and 3% of Total Assets; and

(17)	the incurrence by Issuer of additional Indebtedness or Disqualified stock, or by one or more Restricted Subsidiaries of additional Indebtedness or preferred stock, in an aggregate principal amount (or accreted value or liquidation amount, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness, Disqualified Stock or preferred stock incurred pursuant to this clause (17) and then outstanding, not to exceed the greater of $20.0 million and 3% of Total Assets.

Issuer will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Issuer or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Issuer solely by virtue of being unsecured or by virtue of being secured on a junior priority basis or pursuant to any customary provisions of any inter-creditor agreements related to the lien subordination (but not the payment subordination) of any such junior security interest.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (17) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Issuer will be permitted to classify and reclassify, in each case in its sole discretion, such item of Indebtedness and may divide, classify and reclassify (based on circumstances in existence at the time of such reclassification or redivision) such Indebtedness in more than one of the types of Indebtedness described, except that Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest or preferred stock dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on preferred stock or Disqualified Stock in the form of additional shares of the same class of preferred stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of preferred stock or Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of Issuer as accrued. For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be utilized, calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Issuer or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such assets at the date of determination; and

(b)	the amount of the Indebtedness of the other Person.

Liens

Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness on any asset now owned or hereafter acquired, except Permitted Liens.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to Issuer or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Issuer or any of its Restricted Subsidiaries;

(2)	make loans or advances to Issuer or any of its Restricted Subsidiaries; or

(3)	sell, lease or transfer any of its properties or assets to Issuer or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, supplements, refundings,

replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2)	the indenture, the notes and the Note Guarantees;

(3)	agreements governing other Indebtedness permitted to be incurred under the provisions of the covenant described above in the section of this prospectus titled “—Incurrence of Indebtedness and Issuance of Preferred Stock” and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the restrictions therein will not materially adversely impact the ability of Issuer to make required principal and interest payments on the notes;

(4)	applicable law, rule, regulation or order;

(5)	any instrument governing Indebtedness or Capital Stock of a Person acquired by Issuer or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the properties or assets of the Person, so acquired;

(6)	customary non-assignment or non-transfer provisions in contracts, leases and licenses entered into in the ordinary course of business;

(7)	purchase money obligations for property acquired and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(8)	any agreement for the sale or other disposition of assets (including the Equity Interests of a Restricted Subsidiary) that restricts transfers of assets (including distributions by that Restricted Subsidiary) pending the closing of sale or other disposition;

(9)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(10)	Liens permitted to be incurred under the provisions of the covenant described above in the section of this prospectus titled “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(11)	provisions limiting the disposition or distribution of assets or property in partnership agreements, limited liability company organizational governance documents, joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment), which limitation is applicable only to the assets that are the subject of such agreements; and

(12)	restrictions on cash or other deposits or net worth imposed by suppliers, landlords or customers under contracts entered into in the ordinary course of business.

For purposes of determining compliance with this covenant, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common Equity Interests shall not be deemed a restriction on the ability to make distributions on Equity Interests and (ii) the subordination of loans or advances made to Issuer or a Restricted Subsidiary of Issuer to other Indebtedness incurred by Issuer or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Merger, Consolidation or Sale of Assets

Issuer will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Issuer is the surviving Person), or (2) sell, assign, lease, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Issuer and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) Issuer is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Issuer) or to which such sale, lease, assignment, transfer, conveyance or other disposition has been made is an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia; and, if such entity is not a corporation, a co-obligor of the notes is a corporation organized or existing under any such laws;

(2)	the Person formed by or surviving any such consolidation or merger (if other than Issuer) or the Person to which such sale, lease, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Issuer under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists; and

(4)	Issuer or the Person formed by or surviving any such consolidation or merger (if other than Issuer), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period (i) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above in the section of this prospectus titled “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) have had a Fixed Charge Coverage Ratio greater than the actual Fixed Charge Coverage Ratio for Issuer for such four-quarter period.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among Issuer and its Restricted Subsidiaries. Clauses (3) and (4) of the first paragraph of this covenant will not apply to (1) any merger or consolidation of Issuer with or into one of its Restricted Subsidiaries for any purpose or (2) with or into an Affiliate solely for the purpose of reincorporating Issuer in another jurisdiction.

Upon the consummation of any transaction effected in accordance with these provisions, if the Issuer is not the continuing Person, the resulting, surviving or transferee Person will succeed to, and be substituted for, and may exercise every right and power of, the Issuer under the indenture and the notes with the same effect as if such successor Person had been named as the Issuer in the Indenture. Upon such substitution, except in the case of a lease of all or substantially all its assets, the Issuer will be released from its obligations under the indenture and the notes.

Transactions with Affiliates

Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Issuer (each, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $5.0 million, unless:

(1)	the Affiliate Transaction is on terms that are no less favorable to Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Issuer or such Restricted Subsidiary with an unrelated Person; and

(2)	Issuer delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, Issuer delivers to the Trustee a resolution of the Board of Directors of Issuer set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Issuer; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, an opinion as to the fairness to Issuer or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by Issuer or any of its Restricted Subsidiaries in the ordinary course of business and payments and other benefits (including bonuses, retirement, severances, health, stock option and other benefit plans) pursuant thereto;

(2)	transactions between or among (A) Issuer and one or more Restricted Subsidiaries or (B) Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of Issuer) that is an Affiliate of Issuer solely because Issuer owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)	payment of reasonable and customary fees and reimbursements of expenses (pursuant to indemnity arrangements or otherwise) of officers, directors, employees or consultants of Issuer or any of its Restricted Subsidiaries;

(5)	(A) any issuance of Equity Interests (other than Disqualified Stock) of Issuer to Affiliates of Issuer (or contributions in respect of such Equity Interests by Affiliates) and the granting of registration and other customary rights in connection therewith, (B) contributions to the common capital of Issuer or (C) the granting of registration and other customary rights related to Equity Interests to Affiliates of the Issuer;

(6)	Restricted Payments or Permitted Investments that do not violate the provisions of the indenture described above in the section of this prospectus titled “—Restricted Payments;”

(7)	loans or advances (or the cancellation thereof) to officers, directors, employees or consultants not to exceed $2.0 million in the aggregate at any one time outstanding;

(8)	transactions with customers, clients, suppliers, or purchasers or sellers of goods or services that are Affiliates, in each case in the ordinary course of business and which, in the reasonable determination of the Board of Directors of the Issuer are on terms at least as favorable as would reasonably have been obtained at such time from an unaffiliated party;

(9)	(x) any agreement described in the section of this prospectus titled “Certain Relationships and Related Transactions,” as in effect on the date of the indenture or as thereafter amended, renewed or replaced in any manner, that, taken as a whole, is not more disadvantageous to the holders of the notes or Issuer in any material respect than such agreement as it was in effect on the date of the indenture or (y) any transaction pursuant to any agreement referred to in the immediately preceding clause (x);

(10)	any transaction with an Affiliate where the only consideration paid by Issuer or any Restricted Subsidiary is Qualified Equity Interests;

(11)	transactions permitted by, and complying with, the provisions of the covenant described in the section of this prospectus titled “Merger, Consolidation or Sale of Assets;”

(12)	transactions between Issuer or any of its Restricted Subsidiaries and any Person that is an Affiliate solely because one or more of its directors is also a director of Issuer or any direct or indirect parent of Issuer; provided that such director abstains from voting as a director of Issuer or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(13)	transactions entered into in good faith with any of Issuer’s or a Restricted Subsidiary’s Affiliates which provide for shared services and/or facilities arrangements and which provide cost savings and/or other operational efficiencies to the Issuer and the Restricted Subsidiaries, taken as a whole, as determined in good faith by the Issuer’s Board of Directors, and payments related thereto;

(14)	Permitted Payments to Parent;

(15)	the entering into of any tax sharing agreement that provides for payments to Parent or any other direct or indirect parent of Issuer no greater than the amounts provided for in clause (2) of the definition of “Permitted Payments to Parent”; and

(16)	the Subordinated Intercompany Promissory Note and the payments of interest thereon at the Stated Maturity of such interest payments.

Business Activities

Issuer will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Issuer and its Restricted Subsidiaries taken as a whole.

Additional Note Guarantees

If Issuer or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture, then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel reasonably satisfactory to the trustee within 20 Business Days of the date on which it was acquired or created.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of Issuer may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by Issuer and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above in the section of this prospectus titled “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by Issuer. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of Issuer may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of Issuer as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officer’s certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above in the section of this prospectus titled “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Issuer as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described in the section of this prospectus titled “—Incurrence of Indebtedness and Issuance of Preferred Stock,” Issuer will be in default of such covenant. The Board of Directors of Issuer may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of Issuer; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Issuer of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described in the section of this prospectus titled “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and (2) no Default or Event of Default would be in existence following such designation.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, Issuer will furnish to the holders of notes and the trustee (or file with the SEC for public availability and provide the trustee with electronic notification thereof including a hyperlink to the relevant SEC website), within the time periods specified in the SEC’s rules and regulations (giving effect to Rule 12h-5 and Rule 12b-25 under the Exchange Act):

(1)	all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if Issuer were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by Issuer’s certified independent accountants; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if Issuer were required to file such reports.

In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, the Issuer will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (giving effect to Rule 12h-5 and Rule 12b-25 under the Exchange Act) (unless the SEC will not accept such a filing).

If, at any time after consummation of the exchange offer contemplated by the registration rights agreement, Issuer is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Issuer will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. Issuer will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept Issuer’s filings for any reason, Issuer will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if Issuer were required to file those reports with the SEC.

If Issuer has designated any Significant Subsidiary as an Unrestricted Subsidiary, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Issuer and its Restricted Subsidiaries separate from the financial condition and results of operations of such Unrestricted Subsidiaries of Issuer.

Notwithstanding the foregoing, if any direct or indirect parent of Issuer, including Parent or Hillman Companies, fully and unconditionally guarantees the notes, the filing of such reports by such parent within the time periods specified above will satisfy such obligations of Issuer; provided that, following effectiveness of an exchange offer registration statement or shelf registration statement, such reports shall include the information required by Rule 3-10 of Regulation S-X with respect to Issuer and the Guarantors.

In addition, Issuer and the Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1)	default for 30 days in the payment when due of interest and Special Interest, if any, on the notes;

(2)	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

(3)	failure by Issuer to accept and pay for notes tendered when and as required by the provisions of the indenture described in the sections of this prospectus titled “—Repurchase at the Option of Holders—Change of Control” and “—Repurchase at the Option of Holders—Asset Sales” or failure by Issuer or any of its Restricted Subsidiaries to comply with the provisions described under the section of this prospectus titled “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(4)	failure by Issuer or any of its Restricted Subsidiaries for 60 days after notice to Issuer by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Issuer or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Issuer or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

(a)	is caused by a failure to pay such Indebtedness at final maturity after the expiration of any applicable grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(6)	failure by Issuer or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $10.0 million (excluding amounts which insurance carriers of the Hillman Companies, Parent, Issuer or any Restricted Subsidiaries have expressly agreed to pay under applicable policies), which judgments are not paid, discharged or stayed, for a period of 60 days;

(7)	except as permitted by the indenture or the Note Guarantees, any Note Guarantee of any Significant Subsidiary is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(8)	certain events of bankruptcy or insolvency described in the indenture with respect to Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Issuer, any Restricted Subsidiary of Issuer that is a Significant Subsidiary or any group of Restricted Subsidiaries of Issuer that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal of, premium on, if any, interest and Special Interest, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, interest or Special Interest, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the trustee written notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the then outstanding notes make a written request to the trustee to pursue the remedy;

(3)	such holder or holders offer and, if requested, provide to the trustee security or indemnity reasonably satisfactory to the trustee against any loss, liability or expense;

(4)	the trustee does not comply with such request within 60 days after receipt of the request and the offer of security or indemnity; and

(5)	during such 60-day period, holders of a majority in aggregate principal amount of the then outstanding notes do not give the trustee a direction inconsistent with such request.

The holders of a majority in aggregate principal amount of the then outstanding notes by written notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture, if the rescission would not conflict with any judgment or decree, except a continuing Default or Event of Default in the payment of principal of, premium on, if any, interest or Special Interest, if any, on, the notes. Upon such waiver, the Default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, but no such waiver will extend to any subsequent or other Default or impair any right consequent thereon.

Issuer is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Issuer is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Issuer or any Guarantor, as such, will have any liability for any obligations of Issuer or the Guarantors under the notes, the indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Issuer may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of, premium on, if any, interest or Special Interest, if any, on, such notes when such payments are due from the trust referred to below;

(2)	Issuer’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee under the indenture, and Issuer’s and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, Issuer may, at its option and at any time, elect to have the obligations of Issuer and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, all Events of Default described under “—Events of Default and Remedies” (except those relating to payments on the notes or bankruptcy, receivership, rehabilitation or insolvency events) will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	Issuer must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, premium on, if any, interest and Special Interest, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and Issuer must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2)	in the case of Legal Defeasance, Issuer must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, Issuer must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit (and any similar concurrent deposit relating to other Indebtedness), and the granting of Liens to secure such borrowings);

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture and the agreements governing any other Indebtedness being defeased, discharged, refinanced or replaced) to which Issuer or any of the Guarantors is a party or by which Issuer or any of the Guarantors is bound;

(6)	Issuer must deliver to the trustee an officers’ certificate stating that the deposit was not made by Issuer with the intent of preferring the holders of notes over the other creditors of Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of Issuer or others; and

(7)	Issuer must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the then outstanding notes (including, without limitation, additional notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the notes), and any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium on, if any, interest or Special Interest, if any, on, the notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of the indenture or the notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, additional notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or alter or waive any of the provisions with respect to the redemption of the notes (except those provisions relating to the covenants described above in the section of this prospectus titled “—Repurchase at the Option of Holders”);

(3)	reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4)	waive a Default or Event of Default in the payment of principal of, premium on, if any, interest or Special Interest, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, premium on, if any, interest or Special Interest, if any, on, the notes;

(7)	waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above in the section of this prospectus titled “—Repurchase at the Option of Holders”);

(8)	release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, Issuer, the Guarantors and the trustee may amend or supplement the indenture, the notes or the Note Guarantees:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of Issuer’s or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of Issuer’s or such Guarantor’s assets, as applicable, or otherwise to comply with the provisions in the section of this prospectus titled “Merger, Consolidation or Sale of Assets;”

(4)	to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the rights of any holder under the indenture;

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)	to conform the text of the indenture, the notes, the Note Guarantees to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture, the notes, the Note Guarantees, which intent may be evidenced by an officers’ certificate to that effect;

(7)	to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture; or

(8)	to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes or to secure the notes; or

(9)	to evidence and provide for the acceptance of the appointment of a successor trustee.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(a)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Issuer, have been delivered to the trustee for cancellation; or

(b)	all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable by reason of redemption or final maturity within one year and Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal of, premium on, if any, interest and Special Interest, if any, on, the notes to the date of maturity or redemption;

(2)	in respect of clause 1(b), no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and any similar deposit relating to other Indebtedness and, in each case, the granting of Liens to secure such borrowings) and the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which Issuer or any Guarantor is a party or by which Issuer or any Guarantor is bound (other than the indenture and the agreements governing any other Indebtedness being defeased, discharged, refinanced or replaced);

(3)	Issuer or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4)	Issuer has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, Issuer must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of Issuer or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default has occurred and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee reasonable indemnity or security satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and the registration rights agreement without charge by writing to The Hillman Group, Inc., 10590 Hamilton Avenue, Cincinnati, Ohio, 45231-1764, Attention: Chief Operating Officer.

Book-Entry, Delivery and Form

Except as described below, we will initially issue the exchange notes in the form of one or more registered exchange notes in global form without coupons. We will deposit each global note on the date of the closing of this exchange offer with, or on behalf of, The Depository Trust Company in New York, New York, and register the exchange notes in the name of The Depository Trust Company or its nominee, or will leave these notes in the custody of the trustee.

Depository Trust Company Procedures

For your convenience, we are providing you with a description of the operations and procedures of The Depository Trust Company , the Euroclear System and Clearstream Banking, S.A. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We are not responsible for these operations and procedures and urge you to contact the system or its participants directly to discuss these matters.

The Depository Trust Company has advised us that it is a limited purpose trust company created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in those securities between its participants through electronic book entry changes in the accounts of these participants. These direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Access to The Depository Trust Company’s system is also indirectly available to other entities that clear through or maintain a direct or indirect, custodial relationship with a direct participant. The Depository Trust Company may hold securities beneficially owned by other persons only through its participants and the ownership interests and transfers of ownership interests of these other persons will be recorded only on the records of the participants and not on the records of The Depository Trust Company.

The Depository Trust Company has also advised us that, in accordance with its procedures, upon deposit of the global notes, it will credit the accounts of the direct participants with an interest in the global notes, and it will maintain records of the ownership interests of these direct participants in the global notes and the transfer of ownership interests by and between direct participants.

The Depository Trust Company will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, indirect participants or other owners of beneficial interests in the global notes. Both direct and indirect participants must maintain their own records of ownership interests of, and the transfer of ownership interests by and between, indirect participants and other owners of beneficial interests in the global notes.

Investors in the global notes may hold their interests in the notes directly through The Depository Trust Company if they are direct participants in The Depository Trust Company or indirectly through organizations that are direct participants in The Depository Trust Company. Investors in the global notes may also hold their interests in the notes through Euroclear and Clearstream if they are direct participants in those systems or indirectly through organizations that are participants in those systems. Euroclear and Clearstream will hold omnibus positions in the global notes on behalf of the Euroclear participants and the Clearstream participants, respectively, through customers’ securities accounts in Euroclear’s and Clearstream’s names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A. and The Chase Manhattan Bank, N.A., as operators of Clearstream. These depositories, in turn, will hold these positions in their names on the books of DTC. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of The Depository Trust Company. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of those systems.

The laws of some states require that some persons take physical delivery in definitive certificated form of the securities that they own. This may limit or curtail the ability to transfer beneficial interests in a global note to these persons. Because The Depository Trust Company can act only on behalf of direct participants, which in turn act on behalf of indirect participants and others, the ability of a person having a beneficial interest in a global note to pledge its interest to persons or entities that are not direct participants in The Depository Trust Company or to otherwise take actions in respect of its interest, may be affected by the lack of physical certificates evidencing the interests.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders of these notes under the indenture for any purpose.

Payments with respect to the principal of and interest on any notes represented by a global note registered in the name of The Depository Trust Company or its nominee on the applicable record date will be payable by the trustee to or at the direction of The Depository Trust Company or its nominee in its capacity as the registered holder of the global note representing these notes under the indenture. Under the terms of the indenture, we and the trustee will treat the person in whose names the notes are registered, including notes represented by global notes, as the owners of the notes for the purpose of receiving payments and for any and all other purposes whatsoever. Payments in respect of the principal and interest on global notes registered in the name of The Depository Trust Company or its nominee will be payable by the trustee to The Depository Trust Company or its nominee as the registered holder under the indenture. Consequently, none of the Company, the Guarantors, the trustee or any of our agents, or the trustee’s agents has or will have any responsibility or liability for:

(1)	any aspect of The Depository Trust Company’s records or any direct or indirect participant’s records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of The Depository Trust Company’s records or any direct or indirect participant’s records relating to the beneficial ownership interests in any global note or

(2)	any other matter relating to the actions and practices of The Depository Trust Company or any of its direct or indirect participants.

The Depository Trust Company has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes, including principal and interest, is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the security as shown on its records, unless it has reasons to believe that it will not receive payment on the payment date. Payments by the direct and indirect participants to the beneficial owners of interests in the global note will be governed by standing instructions and customary practice and will be the responsibility of the direct or indirect participants and will not be the responsibility of The Depository Trust Company, the trustee or us.

Neither we nor the trustee will be liable for any delay by The Depository Trust Company or any direct or indirect participant in identifying the beneficial owners of the notes and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from The Depository Trust Company or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes.

Transfers between participants in The Depository Trust Company will be effected in accordance with The Depository Trust Company’s procedures, and will be settled in same day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures. Cross-market transfers between the participants in The Depository Trust Company, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through The Depository Trust Company in accordance with The Depository Trust Company’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in The Depository Trust Company, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to The Depository Trust Company. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

The Depository Trust Company has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account The Depository Trust Company has credited the interests in the global notes and only in respect of the portion of the aggregate principal amount of the notes as to which the participant or participants has or have given that direction. However, if there is an event of default with respect to the notes, The Depository Trust Company reserves the right to exchange the global notes for legended notes in certificated form and to distribute them to its participants.

Although The Depository Trust Company, Euroclear and Clearstream have agreed to these procedures to facilitate transfers of interests in the global notes among participants in The Depository Trust Company, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform these procedures and may discontinue them at any time. None of the Company, the Guarantors, the trustee or any of our or the trustee’s respective agents will have any responsibility for the performance by The Depository Trust Company, Euroclear or Clearstream or their direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Certificated Notes

All global notes will be exchangeable by us for definitive notes in registered certificated form if:

(1)	We deliver to the trustee written notice from the Depository Trust Company that it is unwilling or unable to continue to act as depositary for the global notes or is no longer a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary within 120 days after the date of such notice from the Depository Trust Company,

(2)	We, in our sole discretion, determine that the global notes (in whole but not in part) should be exchanged for Definitive Notes and deliver written notice of such effect to the trustee, or

(3)	there has occurred and is continuing a Default or Event of Default with respect to the notes.

In all cases, certificated notes delivered in exchange for any global note or beneficial interests in a global note will be registered in the name, and issued in any approved denominations, requested by or on behalf of The Depository Trust Company, in accordance with its customary procedures.

Exchange of Certificated Notes for Book-Entry Notes

Initial notes issued in certificated form may be exchanged for beneficial interests in the global note.

Same Day Settlement

We expect that the interests in the global notes will be eligible to trade in The Depository Trust Company’s Same Day Funds Settlement System. As a result, secondary market trading activity in these interests will settle in immediately available funds, subject in all cases to the rules and procedures of The Depository Trust Company and its participants. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in The Depository Trust Company will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of The Depository Trust Company. The Depository Trust Company has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a participant in The Depository Trust Company will be received with value on the settlement date of The Depository Trust Company but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following The Depository Trust Company’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1)	1.0% of the principal amount of the note; or

(2)	the excess of:

(a)

the present value at such redemption date of (i) the redemption price of the note at June 1, 2014, (such redemption price being set forth in the table appearing above in the section of this prospectus titled “—Optional Redemption”) plus (ii) all required interest payments due on the note through June 1, 2014, (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points per annum discounted on a semi-annual bond equivalent basis; over

(b)	the principal amount of the note.

Calculation of the Applicable Premium will be made by Issuer or on behalf of Issuer by such person as Issuer shall designate.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights by Issuer or any of Issuer’s Restricted Subsidiaries; and

(2)	the issuance of Equity Interests by any of Issuer’s Restricted Subsidiaries or the sale by Issuer or any of Issuer’s Restricted Subsidiaries of Equity Interests in any of Issuer’s Subsidiaries;

provided, that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Issuer and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above in the section of this prospectus titled “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above in the section of this prospectus titled “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.0 million;

(2)	a transfer of assets between or among Issuer and its Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Restricted Subsidiary of Issuer to Issuer or to a Restricted Subsidiary of Issuer;

(4)	any exchange of assets for assets (including a combination of assets and Cash Equivalents) related to a Permitted Business of comparable or greater market value or usefulness to the business of the Issuer and its Restricted Subsidiaries as a whole, as determined in good faith by the Issuer, which in the event of an exchange of assets with a Fair Market Value in excess of (a) $2.0 million shall be evidenced by an officers’ certificate, and (b) $5.0 million shall be set forth in a resolution approved in good faith by at least a majority of the members of the Board of Directors of the Issuer;

(5)	the sale, lease or other transfer of inventory, products, byproducts, goods held for sale, services, accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business (including the abandonment or other disposition of any assets, including intellectual property, that is no longer used or useful or no longer economically practical to maintain in the conduct of the business of Issuer and its Restricted Subsidiaries taken as whole);

(6)	licenses and sublicenses by Issuer or any of its Restricted Subsidiaries of software or intellectual property in the ordinary course of business;

(7)	any surrender or waiver of contract rights or settlement, release, recovery on or surrender of contract, tort or other claims in the ordinary course of business;

(8)	the granting of, creation of or realization on Liens not prohibited by the covenant described above in the section of this prospectus titled “—Liens;”

(9)	the sale, transfer or other disposition of cash or Cash Equivalents;

(10)	a Restricted Payment that does not violate the covenant described above in the section of this prospectus titled “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(11)	the transfer of assets related to any Hedging Obligations incurred in compliance with “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” pursuant to the unwinding of any such Hedging Obligations; and

(12)	dispositions of Investments in joint ventures to the extent required by, or made pursuant to, buy/sell arrangements between the joint venture parties set forth in joint venture agreements and similar binding agreements.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members or managers thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means any day other than a Legal Holiday.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	United States dollars, pounds sterling, euros, the national currency of any participating member state of the European Union, Canadian dollars, or, in the case of any Foreign Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than 12 months from the date of acquisition;

(3)	certificates of deposit and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within six months after the date of acquisition;

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition; and

(7)	in the case of a Foreign Subsidiary, substantially similar investments, of comparable credit quality, denominated in the currency of any jurisdiction in which such Person conducts business.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Issuer and its Subsidiaries taken as a whole to any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act)) other than a Principal or a Related Party of a Principal;

(2)	the adoption of a plan relating to the liquidation or dissolution of Issuer;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any Person (including any “person” (as defined above), other than the Principals and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Issuer, measured by voting power rather than number of shares; provided, however, that such event shall not be deemed a Change of Control so long as one or more of the Principals has the right or ability by voting power or contract to elect or designate for election a majority of the Board of Directors of Issuer; or

(4)	the first day on which a majority of the members of the Board of Directors of Issuer are not Continuing Directors.

For purposes of this definition, (i) any direct or indirect holding company of Issuer (including Parent) shall not itself be considered a “person” or “group” for purposes of clause (3) above, provided that no “person” or “group” (other than the Principals and their Related Parties) beneficially owns, directly or indirectly, more than 50% of the Voting Stock of such holding company and (ii) no Change of Control pursuant to clause (1) above shall be deemed to have occurred solely as the result of a transfer of assets among the Issuer and the Guarantors.

“Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.

“Consolidated EBITDA” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(2)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges and expenses (excluding any such non-cash charge or expense to the extent that it represents an accrual of or reserve for cash charges or expenses in any future period or amortization of a prepaid cash charge or expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges or expenses were deducted in computing such Consolidated Net Income; minus

(4)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business; plus,

(5)	all adjustments used in connection with the calculation of “Adjusted EBITDA” (as presented in the final offering memorandum, dated as of May 18, 2010, for the existing notes).

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income (loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis (excluding the net income (loss) of any Unrestricted Subsidiary of such Person), determined in accordance with GAAP and without any reduction in respect of preferred stock dividends; provided that:

(1)	all (a) extraordinary, nonrecurring or unusual gains and losses or income or expenses, including, without limitation, any expenses related to a facilities closing and any reconstruction, recommissioning or reconfiguration of fixed assets for alternate uses; any severance or relocation expenses; executive recruiting costs; restructuring costs; curtailments or modifications to pension and post-retirement employee benefit plans; (b) any expenses (including, without limitation, financial advisory fees, accounting fees, legal fees and other similar advisory and consulting fees and related out-of-pocket expenses), costs or charges incurred in connection with any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or incurrence or repayment of Indebtedness permitted under the indenture, including a refinancing thereof (in each case whether or not successful) (including any such costs and charges incurred in connection with the transactions described in the section of this prospectus titled “The Transactions”); and (c) gains and losses realized in connection with any sale of assets outside the ordinary course of business, the disposition of securities, the early extinguishment of Indebtedness or associated with Hedging Obligations, together with any related provision for taxes on any such gain, will be excluded;

(2)	the net income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(3)	solely for the purpose of the covenant described above under the caption “—Certain Covenants—Restricted Payments,” the net income (but not loss) of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(4)	any foreign currency translation gains or losses (including gains or losses related to currency remeasurements of Indebtedness) of such Person and its Restricted Subsidiaries for such period, will be excluded;

(5)	the effect of any non-cash impairment charges or asset write-downs or write-offs resulting from the application of GAAP, including pursuant to ASC 350 and 360, and the amortization of intangibles arising from the application of GAAP, including pursuant to ASC 805, will be excluded;

(6)	any non-cash expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, or grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights;

(7)	the cumulative effect of a change in accounting principles will be excluded;

(8)	non-cash gains and losses attributable to movement in the mark-to-market valuation of Hedging Obligations pursuant to ASC 815; and

(9)	interest payments made on the Subordinated Intercompany Promissory Note at the Stated Maturity of such interest payments and any amortization of premium resulting from any fair value adjustments of such note, will be excluded.

“continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Issuer who:

(1)	was a member of such Board of Directors on the date of the indenture; or

(2)	was nominated for election or elected to such Board of Directors with the approval of the Principals or a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Contribution Indebtedness” means Indebtedness of Issuer in an aggregate principal amount not to exceed two times the aggregate amount of cash received by Issuer after the date of the indenture from the sale of its Equity Interests (other than Disqualified Stock) or as a contribution to its common equity capital (in each case, other than to or from a Subsidiary of Issuer); provided that such Indebtedness (a) is incurred within 180 days after the sale of such Equity Interests or the making of such capital contribution and (b) is designated as “Contribution Indebtedness” pursuant to an officer’s certificate on the date of its incurrence. Any sale of Equity Interests or capital contribution that forms the basis for an incurrence of Contribution Indebtedness will not be considered to be a sale of Qualifying Equity Interests and will be disregarded for purposes of the “Restricted Payments” covenant and will not be considered to be an Equity Offering for purposes of the “Optional Redemption” provisions of the indenture.

“Credit Agreement” means the Credit Agreement, to be dated as of the date of the indenture, by and among OHCP HM Acquisition Corp., The Hillman Companies, Inc., Hillman Investment Company, The Hillman Group, Inc. and the lenders and agents from time to time party thereto, providing for up to $420.0 million of revolving credit and term loan borrowings, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to investors) in whole or in part from time to time.

“Credit Facilities” means, one or more debt facilities (which may be outstanding at the same time and including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks or other lenders or investors or indentures or other agreements providing for revolving credit loans, term loans, debt securities, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or other indebtedness, in each case, as amended, restated, supplemented, modified, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to investors)

in whole or in part, in one or more instances, from time to time (including successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing, including into one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements (including by means of sales of debt securities (including additional notes) to investors), providing for revolving credit loans, term loans, letters of credit, debt securities or other debt obligations, from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means any non-cash consideration received by Issuer or one of its Restricted Subsidiaries in connection with an Asset Sale that is designated as Designated Non-cash Consideration pursuant to an officer’s certificate executed by an officer of Issuer or such Restricted Subsidiary at the time of such Asset Sale.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, (i) any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Issuer to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Issuer may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above in the section of this prospectus titled “—Certain Covenants—Restricted Payments,” (ii) if such Capital Stock is issued to any employee or to any plan for the benefit of employees of Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because they may be required to be repurchased by Issuer in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability and (iii) any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that Issuer and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of Issuer that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of Issuer.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private sale either (1) of Equity Interests of Issuer by Issuer (other than Disqualified Stock and other than to a Subsidiary of Issuer) or (2) of Equity Interests of a direct or indirect parent entity of Issuer (other than to Issuer or a Subsidiary of Issuer) to the extent that the net proceeds therefrom are contributed to the common equity capital of Issuer.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Excluded Contributions” means the Cash Equivalents received by Issuer after the date of the indenture from (1) contributions to its common equity capital, and (2) the sale (other than to a Subsidiary of Issuer or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Equity Interests (other than Disqualified Stock) of Issuer, in each case designated as Excluded Contributions pursuant to an officer’s certificate executed by an officer of the Issuer on or promptly after the date such capital contributions are made or the date such Equity Interest is sold, as the case may be. Any Excluded Contribution shall not be used or counted pursuant to paragraph (c)(2) of the covenant described under “—Certain Covenants—Restricted Payments.”

“Existing Indebtedness” means all Indebtedness of Issuer and its Subsidiaries (other than Indebtedness under the Credit Agreement and the Subordinated Intercompany Promissory Note) in existence on the date of the indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of Issuer (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect (including all Pro Forma Cost Savings) to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including all related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, or that are to be made on the Calculation Date, will be given pro forma effect (including all Pro Forma Cost Savings) as if they had occurred on the first day of the four-quarter reference period;

(2)	the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5)	any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)	the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Issuer (other than Disqualified Stock) or to Issuer or a Restricted Subsidiary of Issuer, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP; less

(5)	the consolidated interest income of such Person and its Restricted Subsidiaries for such period, whether received or accrued, to the extent such income was included in determining Consolidated Net Income.

To the extent related to the Transactions or any refinancing of Indebtedness, amortization of debt issuance costs and premium and other financing fees and expenses shall be excluded from the calculation of Fixed Charges. In addition, interest payments made on the Subordinated Intercompany Promissory Note at the Stated Maturity of such interest payments and any amortization of premium resulting from any fair value adjustments of such note, will be excluded from the calculation of Fixed Charges.

“Foreign Subsidiary” means any Restricted Subsidiary of the Issuer that is not a Domestic Subsidiary and any direct or indirect Restricted Subsidiary of such Restricted Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means Hillman Companies, Parent and any Subsidiary of Issuer that executes a Note Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	representing Capital Lease Obligations;

(5)	representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. Indebtedness shall be calculated without giving effect to the effects of ASC 815 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Issuer or any Restricted Subsidiary of Issuer sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Issuer such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Issuer, Issuer will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of Issuer’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above in the section of this prospectus titled “—Certain Covenants—Restricted Payments.” The acquisition by Issuer or any Restricted Subsidiary of Issuer of a Person that holds an Investment in a third Person will be deemed to be an Investment by Issuer or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the penultimate paragraph of the covenant described above in the section of this prospectus titled “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Junior Subordinated Debentures” means Hillman Companies’ outstanding 11.6% Junior Subordinated Debentures due 2027 underlying the trust preferred securities issued by Hillman Group Capital Trust, as amended from time to time, provided that no such amendment may increase the interest rate or change the Stated Maturity of interest payments.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions in the City of New York or at a place of payment are authorized by law, regulation or executive order to remain closed. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue on such payment for the intervening period.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Moody’s” means Moody’s Investors Service, Inc., and any successor to the ratings business thereof.

“Net Proceeds” means the aggregate cash proceeds and Cash Equivalents received by Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (A) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees and expenses, and brokerage and sales commissions, (B) any relocation expenses incurred as a result of the Asset Sale, (C) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (D) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale, (E) amounts to be paid to any Person (other than Issuer or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale or having a Lien thereon, and (F) appropriate amounts to be provided as a reserve in accordance with GAAP against liabilities associated with such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and indemnification obligations associated with such Asset Sale, with any subsequent reduction of the reserve other than by payments made and charged against the reserved amount to be deemed a receipt of cash.

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither Issuer nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise; and

(2)	as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Issuer or any of its Restricted Subsidiaries (other than the Equity Interests of an Unrestricted Subsidiary).

“Note Guarantee” means the Guarantee by each Guarantor of Issuer’s obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Parent” means Hillman Investment Company and any other person who is the direct owner of the Voting Stock of Issuer.

“Permitted Business” means the businesses engaged in by Issuer and its Subsidiaries on the date of the indenture as described in this prospectus and any other businesses that are complementary or ancillary thereto, reasonably related thereto or reasonable extensions thereof.

“Permitted Investments” means:

(1)	any Investment in Issuer or in a Restricted Subsidiary of Issuer;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by Issuer or any Restricted Subsidiary of Issuer in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of Issuer; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Issuer or a Restricted Subsidiary of Issuer;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale or other asset disposition that was made pursuant to and in compliance with the covenant described above in the section of this prospectus titled “—Repurchase at the Option of Holders—Asset Sales;”

(5)	any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Issuer;

(6)	any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of Issuer or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes;

(7)	Investments represented by Hedging Obligations;

(8)	loans or advances to directors, officers and employees made in the ordinary course of business of Issuer or any Restricted Subsidiary of Issuer in an aggregate principal amount not to exceed $2.0 million at any one time outstanding;

(9)	repurchases of the notes;

(10)	any guarantee of Indebtedness permitted to be incurred by the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” other than a guarantee of Indebtedness of an Affiliate of Issuer that is not a Restricted Subsidiary of Issuer;

(11)	any Investment existing on, or made pursuant to binding commitments existing on, the date of the indenture and any Investment consisting of an extension, modification or renewal of any Investment existing on, or made pursuant to a binding commitment existing on, the date of the indenture; provided that the amount of any such Investment may be increased (a) as required by the terms of such Investment as in existence on the date of the indenture or (b) as otherwise permitted under the indenture;

(12)	Investments acquired after the date of the indenture as a result of the acquisition by Issuer or any Restricted Subsidiary of Issuer of another Person, including by way of a merger, amalgamation or consolidation with or into Issuer or any of its Restricted Subsidiaries in a transaction that is not prohibited by the covenant described above in the section of this prospectus titled “—Merger, Consolidation or Sale of Assets” after the date of the indenture to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(13)	advances, loans, rebates and extensions of credit to suppliers, customers and vendors in the ordinary course of business;

(14)	any Investment acquired by Issuer or any of its Restricted Subsidiaries as a result of a foreclosure by Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; and

(15)	other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) that are at the time outstanding not to exceed the greater of $10.0 million and 1.5% of Total Assets.

“Permitted Liens” means:

(1)	Liens on assets of Issuer or any Guarantor securing Indebtedness and other Obligations under Credit Facilities that was permitted by the terms of the indenture to be incurred pursuant to clause (1) or clause (17) of the definition of Permitted Debt and/or securing Hedging Obligations related thereto and/or securing Obligations with regard to Treasury Management Arrangements;

(2)	Liens in favor of Issuer or the Guarantors;

(3)	Liens on property of a Person existing at the time such Person becomes a Restricted Subsidiary of Issuer or is merged with or into or consolidated with Issuer or any Restricted Subsidiary of Issuer; provided that such Liens were in existence prior to the contemplation of such Person becoming a Restricted Subsidiary of Issuer or such merger or consolidation and do not extend to any assets other than those of the Person that becomes a Restricted Subsidiary of Issuer or is merged with or into or consolidated with Issuer or any Restricted Subsidiary of Issuer;

(4)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by Issuer or any Subsidiary of Issuer; provided that such Liens were in existence prior to such acquisition and not incurred in contemplation of, such acquisition;

(5)	Liens to secure the performance of public or statutory obligations, insurance, surety, or appeal bonds, customs duties, workers compensation obligations, unemployment insurance or similar legislation, good faith deposits in connection with bids, tenders, contracts or leases, performance bonds or other obligations of a like nature incurred in the ordinary course of business (including Liens to secure letters of credit issued to assure payment of such obligations);

(6)	Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the proceeds thereof;

(7)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness;

(8)	Liens existing on the date of the indenture;

(9)	customary Liens in favor of trustees and escrow agents, and netting and setoff rights, margins Liens and the like in favor of financial institutions and counterparties to financial obligations and instruments, including any such Liens securing Hedging Obligation;

(10)	Liens on assets pursuant to merger agreements, stock or asset purchase agreements and similar agreements in respect of the disposition of such assets;

(11)	options, put and call arrangements, rights of first refusal and similar rights relating to Investments in joint ventures, partnerships and similar transactions;

(12)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(13)	Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(14)

survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(15)	Liens created for the benefit of (or to secure) the notes (or the Note Guarantees);

(16)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a)	the new Lien is limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b)	the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged with such Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(17)	Liens on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings;

(18)	filing of Uniform Commercial Code financing statements as a precautionary measure in connection with operating leases;

(19)	bankers’ Liens, Liens securing appeal bonds of letters of credit issued in support of or in lieu of appeal bonds, rights of setoff, Liens arising out of judgments or awards not constituting an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(20)	Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness;

(21)	Liens on specific items of inventory or other goods (and the proceeds thereof) of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(22)	leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries;

(23)	Liens securing Hedging Obligations to the extent permitted by the covenant described above in the section of this prospectus titled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(24)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(25)	Liens securing Indebtedness incurred under any Credit Facility, so long as the Secured Indebtedness Ratio would be no greater than to 3.0 to 1.0 after giving pro forma effect to the incurrence of such Indebtedness and the application of the proceeds therefrom;

(26)	Liens on the assets of any Foreign Subsidiary securing Indebtedness and other Obligations under Indebtedness permitted by the terms of the indenture pursuant to clauses (16) and (17) of the definition of Permitted Debt or by the first paragraph of “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(27)	Liens of Issuer or any Restricted Subsidiary of Issuer with respect to obligations that do not exceed $10.0 million at any one time outstanding.

“Permitted Payments to Parent” means, without duplication as to amounts:

(1)	payments by Issuer to or on behalf of Parent or any direct or indirect parent of Issuer (i) in an amount sufficient to pay franchise taxes and other fees required to maintain the legal existence of Parent or another direct or indirect parent of Issuer in an amount sufficient for Parent or any direct or indirect parent of Issuer to pay out-of-pocket legal, accounting and filing costs and other expenses in the nature of overhead in the ordinary course of business, plus (ii) amounts necessary to pay expenses required to maintain their corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, its officers and employees and corporate overhead expenses, plus (iii) amounts necessary to pay customary and reasonable costs and expenses of financings, acquisitions or offerings of securities of any direct or indirect parent of Issuer that are not consummated, in the case of clauses (i), (ii) and (iii) above in an aggregate amount not to exceed $1.0 million in any calendar year; and

(2)	payments made directly or indirectly to Parent or the direct or indirect parent of Parent of the amount that Parent or a direct or indirect parent of Parent is required to pay for federal, state or local income, franchise or similar taxes as the common parent of an affiliated group (within the meaning of Section 1504 of the Code) or a combined or unitary group of corporations of which Issuer is a member and quarterly or annual payments for other taxes incurred by Parent or its direct or indirect Parent (but only to the extent that such other taxes relate to the operations of, or such Persons’ direct or indirect ownership of, the Issuer and its Subsidiaries); provided that (A) such payments with respect to income, franchise or similar taxes may be made only in respect of the period during which Issuer is consolidated, combined, or affiliated with Parent and the direct or indirect parent of Parent for purposes of the payment of such taxes and (B) such payments with respect to income, franchise or similar taxes shall not exceed the aggregate amount that the Issuer reasonably estimates would be payable by the Issuer and its Subsidiaries if they filed a separate consolidated return with Issuer as the parent, determined without giving effect to any deductions for amounts payable to Parent or the direct or indirect parent of Parent that have not been paid in cash.

“Permitted Refinancing Indebtedness” means any Indebtedness or Disqualified Stock of Issuer or any Indebtedness or preferred stock of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used (or will be used within 60 days of the incurrence or issuance of such permitted Refinancing Indebtedness) to renew, refund, refinance, replace, defease or discharge other Indebtedness or Disqualified Stock of Issuer or any Indebtedness or preferred stock of its Restricted Subsidiaries (other than Indebtedness, Disqualified Stock or preferred stock held by the Issuer or any of its Subsidiaries); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness, Disqualified Stock or preferred stock renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness, dividends on Disqualified Stock or preferred stock and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity that is (i) equal to or greater than the final maturity date and the Weighted Average Life to Maturity of, the Indebtedness, Disqualified Stock or preferred stock being renewed, refunded, refinanced, replaced, defeased or discharged or (ii) more than 90 days after the final maturity date of the notes;

(3)	if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)

such Indebtedness is incurred either by Issuer or by the Restricted Subsidiary of Issuer that was the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged and is guaranteed only by the Guarantors (if the Issuer incurs such Indebtedness) or by Persons who were obligors on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principal” means (A) Oak Hill Capital Partners, LLC, Oak Hill Capital Partners III, L.P., and Oak Hill Capital Management Partners III, L.P. and any of their Affiliates (but excluding any of their portfolio companies); and (B) any of Max W. Hillman, Richard P. Hillman, James P. Waters, George L. Heredia and Ali Fartaj.

“Pro Forma Cost Savings” means operating expense reductions and other operating improvements or synergies determined in good faith by Issuer to be reasonably expected to result from any acquisition, merger, disposition or operational change (provided that such operating expense reductions and other operating improvements or synergies are (1) reasonably identifiable and factually supportable and (2) realized within twelve months of the date on which such acquisition, merger, disposition or operational change is consummated), based on assumptions determined in good faith by Issuer.

“Qualifying Equity Interests” means Equity Interests of Issuer other than (1) Disqualified Stock and (2) Equity Interests that were used to support an incurrence of Contribution Indebtedness.

“Related Party” means:

(1)	any controlling stockholder, controlling member, general partner, majority owned Subsidiary, spouse, descendant or other immediate family member (which includes any child, stepchild, parent, stepparent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law) (in the case of an individual) of any Principal; or

(2)	any estate, trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding a majority (and controlling) interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1); or

(3)	any executor, administrator trustee, manager, director, or other similar fiduciary of any Person referred to in the immediately preceding clause (2), acting solely in such capacity.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group, and any successor to the ratings business thereof.

“Secured Indebtedness Ratio” means, as of any date of determination, the ratio of (A) the aggregate principal amount of Indebtedness of Issuer and the Guarantors outstanding as of that date (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Issuer and the Guarantors thereunder) that is secured by a Lien to (B) Issuer’s Consolidated EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of determination, with such pro forma and other adjustments to the Indebtedness of Issuer and its Restricted Subsidiaries and to Consolidated EBITDA as are consistent with the adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

“Special Interest” has the meaning assigned to that term pursuant to the registration rights agreement.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means Indebtedness of the Issuer, any Guarantor or any Restricted Subsidiary that is expressly subordinated in right of payment to the notes or the Note Guarantees, as applicable.

“Subordinated Intercompany Promissory Note” means the Amended and Restated Subordinated Promissory Note from Issuer to Parent in the principal amount of $105,446,000, maturing on September 30, 2027, and bearing interest (payable monthly) at a rate of 11.6% per annum, as in existence on the date of the indenture.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership or limited liability company of which (a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Total Assets” means the total assets of the Issuer and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of the Issuer. For purposes of testing whether any Investment, Indebtedness or other item that is incurred based on a basket related to Total Assets such item shall be permitted if such basket was available on the date of such incurrence even if Total Assets subsequently decreases.

“Treasury Management Arrangement” means any agreement or other arrangement governing the provision of treasury or cash management services, including deposit accounts, overdraft, credit or debit card, funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services and other cash management services.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to June 1, 2014; provided, however, that if the period from the redemption date to June 1, 2014, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of Issuer that is designated by the Board of Directors of Issuer as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent:

(1)	the Indebtedness of the Subsidiary is not Non-Recourse Debt, any guarantee or other credit support thereof by the Issuer or a Restricted Subsidiary is permitted under the “Limitations on Additional Indebtedness and Issuance of Preferred Stock” covenant;

(2)	except as permitted by the covenant described above in the section of this prospectus titled “—Certain Covenants—Transactions with Affiliates,” such Subsidiary is not party to any agreement, contract, arrangement or understanding with Issuer or any Restricted Subsidiary of Issuer unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Issuer or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Issuer;

(3)	such Subsidiary is a Person with respect to which neither Issuer nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results, unless such obligation is a Permitted Investment or is otherwise permitted under the covenant described above under in the section of this prospectus titled “—Certain Covenants—Restricted Payments;” and

(4)	such Subsidiary has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Issuer or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or preferred stock at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal or liquidation preference, including payment at final maturity, in respect of the Indebtedness, Disqualified Stock or preferred stock, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness or liquidation preference of such Disqualified Stock or preferred stock.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax consequences of exchanging initial notes for exchange notes pursuant to this exchange offer and the ownership and disposition of exchange notes acquired by U.S. Holders and Non-U.S. Holders (each as defined below, and collectively referred to as “Holders”) pursuant to this exchange offer. Subject to the limitations and qualifications set forth in this registration statement (including exhibit 8.1 thereto) this discussion is the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, our U.S. federal income tax counsel. This discussion is not a complete analysis or description of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular Holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with Holders that hold the initial notes and exchange notes as capital assets for U.S. federal income tax purposes (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”)). This description of certain U.S. federal income tax consequences does not address the tax treatment of special classes of Holders, such as:

•	financial institutions,

•	regulated investment companies,

•	real estate investment trusts,

•	partnership or other pass-through entities (or investors in such entities),

•	tax-exempt entities,

•	insurance companies,

•	persons holding initial notes or exchange notes as part of a hedging, integrated, or conversion transaction, constructive sale or “straddle,”

•	U.S. expatriates,

•	persons subject to the alternative minimum tax, and

•	dealers or traders in securities or currencies.

This summary does not address U.S. federal estate and gift tax consequences or tax consequences under any state, local or foreign laws.

For purposes of this discussion, you are a “U.S. Holder” if you are a beneficial owner of initial notes and you are for U.S. federal income tax purposes (1) an individual who is a citizen or a resident alien of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, you are a “Non-U.S. Holder” if you are a beneficial owner of initial notes, you are not a U.S. Holder, and you are an individual, corporation, estate or trust.

If an entity treated as a partnership for U.S. federal tax purposes holds initial notes or exchange notes, the tax treatment of a partner or other owner will depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of such an entity that holds initial notes, you should consult your tax advisor regarding the tax consequences of exchanging initial notes for exchange notes and of holding and disposing of exchange notes.

The following discussion is based upon the Code, U.S. judicial decisions, administrative pronouncements and final, temporary and proposed Treasury regulations (“Treasury Regulations”)—all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below. As a result, there can be no assurance that the IRS or a court considering these issues will not disagree with or challenge any of the conclusions we have reached and describe herein.

We urge you to consult your own tax advisor regarding the application of U.S. federal, state and local tax laws, as well as any applicable foreign tax laws, to your particular situation.

Payments upon a Change of Control or Other Circumstances

We may be obligated to pay amounts in excess of stated interest or principal on the exchange notes in the event of a Change of Control or other circumstances. If such payments are treated as subject to either a remote or incidental contingency, the tax consequences of your acquisition, ownership and disposition of exchange notes pursuant to this offering would be as provided for in the rest of this discussion. If, however, the contingencies relating to one or more of such payments are treated as not remote or incidental, the exchange notes would be treated as contingent payment debt instruments (“CPDIs”).

There is no specific guidance as to when a contingency is remote or incidental. We intend to take the position that the contingencies relating to payments upon a Change of Control or other circumstances are remote and/or incidental for purposes of the CPDI rules. Our determination that these contingencies are remote and/or incidental is binding on you, unless you disclose your contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS, and the IRS may challenge these determinations. If the exchange notes were deemed to be CPDIs, a holder would generally be required to treat any gain recognized on the sale or other disposition of the exchange notes as ordinary income rather than as capital gain. Furthermore, a holder would be required to accrue interest income on a constant-yield basis at an assumed yield determined at the time of issuance of the initial notes, with adjustments to such accruals when any contingent payments are made that differ from the payments calculated based on the assumed yield. The remainder of this discussion assumes that the initial notes and the exchange notes will not be considered CPDIs.
Tax Consequences to U.S. Holders

This section applies to you if you are a U.S. Holder, as defined above.

Exchange Offer

Exchanging an initial note for an exchange note will not be treated as a taxable exchange for U.S. federal income tax purposes. Consequently, you will not recognize gain or loss upon receipt of an exchange note. Your holding period for an exchange note should include the holding period for the initial note and your initial basis in an exchange note will be the same as your adjusted basis in the initial note.

Payments of Stated Interest

Subject to the possible treatment of the exchange notes as CPDIs (see “Payments upon a Change of Control or Other Circumstances” above), you will be taxed on qualified stated interest (“QSI”) on your exchange notes as ordinary income at the time it accrues or is received, depending on your method of accounting for U.S. federal income tax purposes. We expect the stated interest payments made on the exchange notes to be treated as QSI. An interest payment on a debt instrument is QSI if it is one of a series of stated interest payments on a debt instrument that are unconditionally payable at least annually at a single fixed rate, applied to the outstanding principal amount of the debt instrument.

Market Discount and Bond Premium

Market Discount. If you purchased an initial note (which will be exchanged for an exchange note pursuant to this exchange offer) for an amount that is less than its “revised issue price,” the amount of the difference should be treated as market discount for U.S. federal income tax purposes. Any market discount applicable to an initial note should carry over to the exchange note received in exchange therefor. The amount of any market discount will be treated as de minimis and disregarded if it is less than one-quarter of one percent of the revised issue price of the initial note, multiplied by the number of complete years to maturity. For this purpose, the “revised issue price” of an initial note equals the issue price of the initial note. Although the Code does not expressly so provide, the revised issue price of the initial note should be decreased by the amount of any payments previously made on the initial note (other than payments of qualified stated interest). The rules described below do not apply to you if you purchased an initial note that has de minimis market discount.

Under the market discount rules, you are required to treat any principal payment on, or any gain on the sale, exchange, redemption or other disposition of, an exchange note as ordinary income to the extent of any accrued market discount (on the initial note or the exchange note) that has not previously been included in income. If you dispose of an exchange note in an otherwise nontaxable transaction (other than certain specified nonrecognition transactions), you will be required to include any accrued market discount as ordinary income as if you had sold the exchange note at its then fair market value. In addition, you may be required to defer, until the maturity of the exchange note or its earlier disposition in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the initial note or the exchange note received in exchange therefor.

Market discount accrues ratably during the period from the date on which you acquired the initial note through the maturity date of the exchange note (for which the initial note was exchanged), unless you make an irrevocable election to accrue market discount under a constant yield method. You may elect to include market discount in income currently as it accrues (either ratably or under the constant-yield method), in which case the rule described above regarding deferral of interest deductions will not apply. If you elect to include market discount in income currently, your adjusted basis in an exchange note will be increased by any market discount included in income. An election to include market discount currently will apply to all market discount obligations acquired during or after the first taxable year in which the election is made, and the election may not be revoked without the consent of the IRS.

Bond Premium. If you purchased an initial note (which will be exchanged for an exchange note pursuant to this exchange offer) for an amount in excess of its principal amount, the excess will be treated as bond premium. Any bond premium applicable to an initial note should carry over to the exchange note received in exchange therefor. You may elect to amortize bond premium over the remaining term of the exchange note on a constant yield method. In such case, you will reduce the amount required to be included in income each year with respect to interest on your exchange note by the amount of amortizable bond premium allocable to that year. The election, once made, is irrevocable without the consent of the IRS and applies to all taxable bonds held during the taxable year for which the election is made or subsequently acquired. If you elected to amortize bond premium on an initial note, such election should carry over to the exchange note received in exchange therefor. If you do not make this election, you will be required to include in gross income the full amount of interest on the exchange note in accordance with your regular method of tax accounting, and will include the premium in your tax basis for the exchange note for purposes of computing the amount of your gain or loss recognized on the taxable disposition of the exchange note. You should consult your own tax advisors concerning the computation and amortization of any bond premium on the exchange note.

Sale, Exchange and Retirement of the Exchange Notes

You will recognize capital gain or loss upon the sale, exchange or retirement of your exchange notes in an amount equal to the difference between (i) the amount of cash you receive (other than cash in respect of accrued stated interest and accrued market discount, which will be taxable as ordinary income to the extent not previously included in income), and (ii) your adjusted tax basis in your exchange notes at the time of sale. Your adjusted tax basis for an exchange note will be the price you paid for it, increased by any market discount previously included in gross income reduced (but not below zero) by payments, if any, you have previously received other than stated interest payments and by amortized bond premium. If you are a non-corporate U.S. Holder, you may be eligible for a reduced rate of taxation with respect to capital gain that you recognize if you have held the exchange notes for more than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information reporting requirements will apply to U.S. Holders other than certain exempt recipients with respect to certain payments of interest on exchange notes and the proceeds of disposition (including a retirement or redemption of an exchange note). In addition, certain payments to you will be subject to backup withholding if you:

•	fail to provide a correct taxpayer identification number (which, if you are an individual, would ordinarily be your Social Security Number),

•	have been notified by the IRS that you are subject to backup withholding,

•	fail to certify that you are exempt from withholding, or

•	otherwise fail to comply with applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS. You should consult your tax advisor regarding the application of backup withholding in your particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

New Legislation

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay a 3.8% tax (in addition to taxes they would otherwise be subject to) on their “net investment income” for taxable years beginning after December 31, 2012 to the extent that their gross income exceeds a certain threshold. Net investment income includes, among other things, interest on and capital gains from the sale or other disposition of exchange notes. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the exchange notes.

Tax Consequences to Non-U.S. Holders

This section applies to you if you are a Non-U.S. Holder, as defined above.

The rules governing U.S. federal income taxation of Non-U.S. Holders are complex. You should consult with your own tax advisors to determine the effect of U.S. federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the exchange notes, including any reporting requirements.

Exchange Offer

You will not recognize gain or loss upon receipt of an exchange note in exchange for an initial note.

Payments of Interest on Exchange Notes

Subject to the discussion below concerning backup withholding, payments in respect of interest on an exchange note that are not effectively connected with the conduct of a U.S. trade or business (as discussed below under “Income Effectively Connected with a U.S. Trade or Business”) and, if certain tax treaties apply, are not attributable to a permanent establishment or fixed base in the United States, will not be subject to U.S. federal income tax or withholding tax, if:

•	you do not own, actually or constructively, for U.S. federal income tax purposes, 10% or more of the total combined voting power of all classes of our stock entitled to vote,

•	you are not, for U.S. federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to us,

•

you are not considered a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business for purposes of the applicable U.S. federal income tax rules, and

•	you provide a properly completed IRS Form W-8BEN (or other appropriate form) certifying your non-U.S. status.

The gross amount of payments of interest that do not qualify for the exception from withholding described above will be subject to U.S. federal withholding tax at a rate of 30%, unless (A) you provide a properly completed IRS Form W-8BEN (or other appropriate form) claiming an exemption from or reduction in withholding under an applicable tax treaty, or (B) such interest is effectively connected with your conduct of a U.S. trade or business and you provide a properly completed IRS Form W-8ECI or Form W-8BEN (or other appropriate form).

Sale, Exchange or Disposition of the Exchange Notes

Subject to the discussion below concerning backup withholding, you will not be subject to U.S. federal income tax on any gain realized on the sale, exchange or other taxable disposition of the exchange notes, unless:

•

you are an individual present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, in which case you will be subject to a flat 30% tax (or a lower applicable treaty rate) with respect to such gain (offset by certain U.S. source capital losses), or such gain is effectively connected with your conduct of a trade or business in the United States (and, if certain tax treaties apply, is attributable to a permanent establishment or fixed base in the United States), in which case you will be subject to tax as described below under “Income Effectively Connected with a U.S. Trade or Business.”

Any amounts in respect of accrued interest recognized on the sale or exchange of an exchange note will not be subject to U.S. federal withholding tax, unless the sale or exchange is part of a plan the principal purpose of which is to avoid tax and the withholding agent has actual knowledge or reason to know of such plan.

Income Effectively Connected with a U.S. Trade or Business

If you are engaged in a trade or business in the United States and if payments in respect of interest on the exchange notes or gain realized on the disposition of the exchange notes is effectively connected with the conduct of such trade or business, you will generally be subject to regular U.S. federal income tax on the interest or gain on a net income basis in the same manner as if you were a U.S. Holder, unless an applicable income tax treaty provides otherwise. However, the interest or gain in respect of the exchange notes would be exempt from U.S. withholding tax if you claim the exemption by providing a properly completed IRS Form W-8ECI or W-8BEN. In addition, if you are a foreign corporation, you may also be subject to a branch profits tax on your effectively connected earnings and profits for the taxable year, subject to certain adjustments, at a rate of 30% unless reduced or eliminated by an applicable tax treaty.

Information Reporting and Backup Withholding

Unless certain exceptions apply, we must report to the IRS and to you any payments to you in respect of interest during the taxable year. Under current U.S. federal income tax law, backup withholding tax will not apply to payments of interest by us or our paying agent on your exchange notes, if you provide us with a properly competed IRS Form W-8BEN (or other appropriate form), provided that we or our paying agent, as the case may be, do not have actual knowledge or reason to know that the payee is a U.S. person.

Payments pursuant to the sale, exchange or other disposition of exchange notes, effected at an office outside the United States (within the meaning of the applicable Treasury Regulations) of a foreign broker, other than payments in respect of interest, will not be subject to information reporting and backup withholding; provided, that information reporting may apply if the foreign broker has certain connections to the United States, unless the beneficial owner of the exchange note certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption. Payments effected at an office outside the United States (within the meaning of the applicable Treasury Regulations) of a U.S. broker will not be subject to backup withholding, but are subject to information reporting unless the beneficial owner of the exchange note certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption. Payments effected at an office of a broker inside the United States (within the meaning of the applicable Treasury regulations), however, are subject to information reporting and backup withholding, unless the beneficial owner of the exchange notes certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption.

Backup withholding is not an additional tax; any amounts withheld from a payment to you under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS. You should consult your tax advisor regarding the application of information reporting and backup withholding in your particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

PLAN OF DISTRIBUTION

Each broker–dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker–dealer in connection with resales of exchange notes received in exchange for unregistered notes where such unregistered notes were acquired as a result of market–making activities or other trading activities. To the extent any such broker–dealer participates in the exchange offer, we have agreed that for a period of up to 180 days we will use commercially reasonable efforts to make this prospectus, as amended or supplemented, available to such broker–dealer for use in connection with any such resale, and will deliver as many additional copies of this prospectus and each amendment or supplement to this prospectus as such broker–dealer may reasonably request.

We will not receive any proceeds from any sale of exchange notes by broker–dealers. Exchange notes received by broker–dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over–the–counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker–dealer or the purchasers of any such exchange notes. Any broker–dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker–dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer and will indemnify the holders of outstanding notes, including any broker–dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the exchange notes and guarantees offered hereby. Holland & Knight LLP will pass on certain legal matters of Florida law relating to the guarantees by All Points Industries, Inc. Bonnett, Fairbourn, Friedman & Balint, PC will pass on certain legal matters of Arizona law relating to the guarantees by TAGWORKS, L.L.C. Paul, Weiss, Rifkind, Wharton & Garrison LLP has relied upon the opinions of Holland & Knight LLP and Bonnett, Fairbourn, Friedman & Balint, PC. Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented Oak Hill Capital Partners and its related parties from time to time.

EXPERTS

The consolidated balance sheet of The Hillman Companies, Inc. and subsidiaries as of December 31, 2010 and the related consolidated statements of operations, stockholders’ equity and cash flows for the seven months ended December 31, 2010 (Successor) and the five months ended May 28, 2010 (Predecessor), and the related financial statement schedule, have been included herein and elsewhere in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, as stated in their report, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of The Hillman Companies, Inc. and subsidiaries as of December 31, 2009 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2009, and related financial statement schedule, included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other information with the SEC. In addition, we have filed with the SEC a registration statement on Form S-4 to register the exchange notes. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and the exchange notes offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy any document we file with the Commission at the Commission’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Copies of these reports, proxy statements and information may be obtained at prescribed rates from the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the Commission maintains a web site that contains reports, proxy statements and other information regarding registrants, such as us, that file electronically with the Commission. The address of this web site is http://www.sec.gov.

Anyone who receives a copy of this prospectus may obtain a copy of the indenture without charge by writing to The Hillman Companies, Inc., Attn.: Chief Operating Officer, 10590 Hamilton Avenue, Cincinnati, Ohio 45231-1764, (513) 851-4900.

Report of Management on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of The Hillman Companies, Inc. and its consolidated subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of The Hillman Companies, Inc. and its consolidated subsidiaries are being made only in accordance with authorizations of management and directors of The Hillman Companies, Inc. and its consolidated subsidiaries, as appropriate; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of The Hillman Companies, Inc. and its consolidated subsidiaries that could have a material effect on the consolidated financial statements.

Management, with the participation of our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2010, the end of our fiscal year. Management based its assessment on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. This assessment is supported by testing and monitoring performed under the direction of management.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

Based on its assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2010, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. We reviewed the results of management’s assessment with the Audit Committee of The Hillman Companies, Inc.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

/S/ MAX W. HILLMAN	/S/ JAMES P. WATERS

Max W. Hillman	James P. Waters
Chief Executive Officer	Chief Financial Officer
Dated: March 31, 2011	Dated: March 31, 2011

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of

The Hillman Companies, Inc.

We have audited the accompanying consolidated balance sheets of The Hillman Companies, Inc. and subsidiaries (a Delaware corporation) (the “Company”) as of December 31, 2010, and the related consolidated statements of operations, stockholders’ equity and cash flows for the seven months ended December 31, 2010 (Successor) and the five months ended May 28, 2010 (Predecessor). In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index appearing under Valuation Accounts. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Hillman Companies, Inc. and subsidiaries as of December 31, 2010, and the results of its operations and its cash flows for the seven months ended December 31, 2010 (Successor) and five months ended May 28, 2010 (Predecessor) in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

KPMG LLP

Cincinnati, Ohio

March 31, 2011

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of

The Hillman Companies, Inc.

We have audited the accompanying consolidated balance sheet of The Hillman Companies, Inc. and subsidiaries (a Delaware corporation) (the “Company”) as of December 31, 2009 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2009. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Valuation Accounts. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Hillman Companies, Inc. and subsidiaries as of December 31, 2009 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material aspects, the information set forth therein.

As discussed in Note 18 (not presented herein), the consolidated balance sheet as of December 31, 2009 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ending December 31, 2009 have been restated to correct a misstatement in the recording of the provision for income taxes.

Also, as presented in Note 24, the notes to the consolidated financial statements have been adjusted to include supplemental consolidating guarantor and non-guarantor financial information as of December 31, 2009 and December 31, 2008 and for the years then ended. We were not engaged to audit, review, or apply any procedures to the supplemental consolidating guarantor and non-guarantor financial information as of December 31, 2010 and for the five months ended May 28, 2010 and the seven months ended December 31, 2010 and, accordingly, we do not express an opinion or any other form of assurance on such information.

/s/ GRANT THORNTON LLP

Cincinnati, Ohio

March 26, 2010, except for Note 18 (not presented herein) and Note 24, as to which the dates are May 3, 2010 and March 31, 2011, respectively.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	Successor	Predecessor
	December 31, 2010	December 31, 2009

ASSETS
Current assets:
Cash and cash equivalents	$7,585	$17,164
Restricted investments	227	334
Accounts receivable	56,510	51,757
Inventories	97,701	83,182
Deferred income taxes	9,377	8,100
Other current assets	3,401	2,657

Total current assets	174,801	163,194
Property and equipment	52,512	47,565
Goodwill	439,589	257,806
Other intangibles	363,076	146,640
Restricted investments	3,251	2,709
Deferred income taxes	379	418
Deferred financing fees	14,322	5,690
Investment in trust common securities	3,261	3,261
Other assets	1,587	1,198

Total assets	$1,052,778	$628,481

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$28,424	$19,191
Current portion of senior term loans	2,900	9,519
Current portion of capitalized lease and other obligations	30	349
Accrued expenses:
Salaries and wages	6,078	7,624
Pricing allowances	5,355	5,317
Income and other taxes	2,039	1,904
Interest	1,409	2,199
Deferred compensation	227	334
Other accrued expenses	7,899	6,147

Total current liabilities	54,361	52,584
Long-term senior term loans	285,650	148,330
Bank revolving credit	12,000	—
Long-term capitalized lease and other obligations	134	145
Long-term senior notes	150,000	—
Long-term unsecured subordinated notes	—	49,820
Junior subordinated debentures	115,837	115,716
Mandatorily redeemable preferred stock	—	111,452
Management purchased preferred options	—	6,617
Deferred compensation	3,251	2,709
Deferred income taxes	129,284	50,169
Accrued dividends on preferred stock	—	75,580
Other non-current liabilities	2,283	18,467

Total liabilities	752,800	631,589

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	Successor	Predecessor
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT) (CONTINUED)	December 31, 2010	December 31, 2009

Common stock with put options:
Common stock, $.01 par, 5,000 shares authorized, 198.4 issued and outstanding at December 31, 2010.	12,247	—

Class A Common stock, $.01 par, zero authorized and outstanding at December 31, 2010; 23,141 shares authorized, 395.7 issued and outstanding at December 31, 2009.	—	2,158

Class B Common stock, $.01 par, zero authorized, issued and outstanding at December 31, 2010; 2,500 shares authorized, 970.6 issued and outstanding at December 31, 2009.	—	5,293

Commitments and contingencies (Note 17)

Stockholders’ Equity (Deficit):
Preferred Stock:
Preferred stock, $.01 par, 5,000 shares authorized, none issued and outstanding at December 31, 2010.	—	—
Class A Preferred stock, $.01 par, zero authorized, issued and outstanding at December 31, 2010; $1,000 liquidation value, 238,889 shares authorized, 82,104.8 issued and outstanding at December 31, 2009.	—	1

Common Stock:
Common stock, $.01 par, 5,000 shares authorized, 4,801.6 issued and outstanding at December 31, 2010.	—	—
Class A Common stock, $.01 par, zero authorized, issued and outstanding at December 31, 2010; 23,141 shares authorized, 5,805.3 issued and outstanding at December 31, 2009.	—	—
Class C Common stock, $.01 par, zero authorized, issued and outstanding at December 31, 2010; 30,109 shares authorized, 2,787.1 issued and outstanding at December 31, 2009.	—	—

Additional paid-in capital	296,394	10,302
Accumulated deficit	(8,038)	(19,377)
Accumulated other comprehensive loss	(625)	(1,485)

Total stockholders’ equity (deficit)	287,731	(10,559)

Total liabilities and stockholders’ equity (deficit)	$1,052,778	$628,481

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands)

	Successor	Predecessor
	Seven Months ended December 31, 2010	Five Months ended May 28, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Net sales	$276,680	$185,716	$458,161	$481,923
Cost of sales (exclusive of depreciation and amortization shown separately below)	136,554	89,773	224,642	244,647

Gross profit	140,126	95,943	233,519	237,276

Operating expenses:
Selling, general and administrative expenses	90,760	82,850	159,150	161,350
Acquisition and integration (Note 22)	11,150	11,342	—	—
Depreciation	11,007	7,283	16,993	17,835
Amortization	10,669	2,678	6,912	7,073
Management and transaction fees to related party	—	438	1,010	1,043

Total operating expenses	123,586	104,591	184,065	187,301

Other income (expense), net	145	(114)	(120)	(2,250)

Income (loss) from operations	16,685	(8,762)	49,334	47,725

Interest expense, net	20,712	8,327	15,521	20,545
Interest expense on mandatorily redeemable preferred stock and management purchased options	—	5,488	12,312	11,091
Interest expense on junior subordinated debentures	7,356	5,254	12,820	12,609
Investment income on trust common securities	(220)	(158)	(378)	(378)

(Loss) income before income taxes	(11,163)	(27,673)	9,059	3,858

Income tax (benefit) provision	(3,125)	(2,465)	10,289	5,023

Net loss	$(8,038)	$(25,208)	$(1,230)	$(1,165)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Successor	Predecessor
	Seven Months	Five Months	Year	Year
	Ended	Ended	Ended	Ended
	December 31,	May 28,	December 31,	December 31,
	2010	2010	2009	2008

Cash flows from operating activities:
Net loss	$(8,038)	$(25,208)	$(1,230)	$(1,165)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Depreciation and amortization	21,676	9,961	23,905	24,908
Dispositions of property and equipment	60	74	243	75
Deferred income tax provision (benefit)	(5,660)	(1,921)	8,673	3,476
Deferred financing and original issue discount amortization	1,294	515	1,275	1,294
Interest on mandatorily redeemable preferred stock and management purchased options	—	5,488	12,312	11,091
Stock-based compensation expense	—	19,053	8,737	2,481
Changes in operating items:
Accounts receivable	14,686	(16,816)	1,633	(4,428)
Inventories	(11,661)	2,959	18,282	(3,488)
Other assets	(1,156)	124	949	(740)
Accounts payable	7,051	1,830	(6,219)	2,177
Other accrued liabilities	(5,780)	4,352	3,627	569
Other items, net	(1,273)	(894)	(190)	1,342

Net cash provided by (used for) operating activities	11,199	(483)	71,997	37,592

Cash flows from investing activities:
Payments for Quick Tag and Laser Key licenses	(12,750)	—	—	—
Servalite acquisition	(21,335)	—	—	—
Capital expenditures	(9,675)	(5,411)	(12,971)	(13,409)

Net cash used for investing activities	(43,760)	(5,411)	(12,971)	(13,409)

Cash flows from financing activities:
Borrowings of senior term loans	290,000	—	—	—
Repayments of senior term loans	(149,756)	(9,544)	(45,000)	(28,626)
Borrowings of revolving credit loans	12,600	—	—	24,250
Repayments of revolving credit loans	(600)	—	—	(24,250)
Principal payments under capitalized lease obligations	(50)	(459)	(394)	(343)
Repayments of unsecured subordinated notes	(49,820)	—	—	—
Borrowings of senior notes	150,000	—	—	—
Financing fees, net	(15,729)	—	(2,921)	—
Purchase of predecessor equity securities	(506,407)	—	—	—
Proceeds from sale of successor equity securities	308,641	—	(1,141)	—
Borrowings under other credit obligations	—	—	461	—

Net cash provided by (used for) financing activities	38,879	(10,003)	(48,995)	(28,969)

Net increase (decrease) in cash and cash equivalents	6,318	(15,897)	10,031	(4,786)

Cash and cash equivalents at beginning of period	1,267	17,164	7,133	11,919

Cash and cash equivalents at end of period	$7,585	$1,267	$17,164	$7,133

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(dollars in thousands)

	Predecessor			Successor	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Total Stockholders’ Equity (Deficit)
	Common Stock		Preferred Stock	Common Stock
	Class A	Class C	Class A
Balance at December 31, 2007 - Predecessor	$—	$—	$1	$—	$44,164	$(16,982)	$(411)		$26,772

Net loss	—	—	—	—	—	(1,165)	—	$(1,165)	(1,165)
Class A Common Stock FMV adjustment (2)	—	—	—	—	170	—	—		170
Dividends to shareholders	—	—	—	—	(15,141)	—	—		(15,141)
Stock-based compensation	—	—	—	—	16	—	—		16
Change in cumulative foreign translation adjustment (1)	—	—	—	—	—	—	74	74	74
Change in derivative security value (1)	—	—	—	—	—	—	(1,248)	(1,248)	(1,248)

Comprehensive loss								$(2,339)

Balance at December 31, 2008 - Predecessor	—	—	1	—	29,209	(18,147)	(1,585)		9,478

Net loss	—	—	—	—	—	(1,230)	—	$(1,230)	(1,230)
Class A Common Stock FMV adjustment (2)	—	—	—	—	(1,995)	—	—		(1,995)
Dividends to shareholders	—	—	—	—	(16,912)	—	—		(16,912)
Change in cumulative foreign translation adjustment (1)	—	—	—	—	—	—	(197)	(197)	(197)
Change in derivative security value (1)	—	—	—	—	—	—	297	297	297

Comprehensive loss								$(1,130)

Balance at December 31, 2009 - Predecessor	—	—	1	—	10,302	(19,377)	(1,485)		(10,559)

Net loss	—	—	—	—	—	(25,208)	—	$(25,208)	(25,208)
Class A Common Stock FMV adjustment (2)	—	—	—	—	(5,650)	—	—	—	(5,650)
Dividends to shareholders	—	—	—	—	(7,583)	—	—	—	(7,583)
Change in cumulative foreign translation adjustment (1)	—	—	—	—	—	—	17	17	17
Change in derivative security value (1)	—	—	—	—	—	—	1,161	1,161	1,161

Comprehensive loss								$(24,030)

Balance at May 28, 2010 - Predecessor	—	—	1	—	(2,931)	(44,585)	(307)		(47,822)

Close stockholders’ deficit at merger date	—	—	(1)	—	2,931	44,585	307		47,822
Issuance of 5,000 shares of common stock	—	—	—	—	308,641	—	—		308,641
Transfer of 200.8 shares of common stock to mezzazine	—	—	—	—	(12,397)	—	—		(12,397)

Balance at May 28, 2010 - Successor	—	—	—	—	296,244	—	—		296,244

Net loss	—	—	—	—	—	(8,038)	—	$(8,038)	(8,038)
Sale of 150 Holdco common shares (3)	—	—	—	—	150	—	—		150
Change in cumulative foreign translation adjustment (1)	—	—	—	—	—	—	(1)	(1)	(1)
Change in derivative security value (1)	—	—	—	—	—	—	(624)	(624)	(624)

Comprehensive loss								$(8,663)

Balance at December 31, 2010 - Successor	$—	$—	$—	$—	$296,394	$(8,038)	$(625)		$287,731

(1)	The cumulative foreign translation adjustment and change in derivative security value are net of taxes and represent the only items of other comprehensive income (loss).
(2)	Management of the Predecessor Company controlled 395.7 shares of Class A common stock at December 31, 2009 and 412.0 shares of Class A common stock at December 31, 2008. These shares contained a put feature that allowed redemption at the holder’s option. These shares were classified as temporary equity and were adjusted to fair value. See Note 13, Common and Preferred Stock, for further details.
(3)	In December 2010, a former member of management sold 150.0 shares of Holdco to a member of the Board of Directors.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

1.	Basis of Presentation:

The accompanying financial statements include the consolidated accounts of The Hillman Companies, Inc. (“Hillman Companies”) and its wholly-owned subsidiaries (collectively “Hillman” or the “Company”). All significant intercompany balances and transactions have been eliminated.

On May 28, 2010, Hillman Companies was acquired by an affiliate of Oak Hill Capital Partners (“OHCP”) and certain members of Hillman’s management and Board of Directors. Pursuant to the terms and conditions of an Agreement and Plan of Merger dated as of April 21, 2010, the Company was merged with an affiliate of OHCP with the Company surviving the merger (the “Merger Transaction”). As a result of the Merger Transaction, Hillman Companies is a wholly-owned subsidiary of OHCP HM Acquisition Corp. (“Holdco”). The total consideration paid in the Merger Transaction was $832,679 which includes $11,500 for the Quick Tag license and related patents, the repayment of outstanding debt and the net value of the Company’s outstanding junior subordinated debentures ($105,443 liquidation value at the time of the merger).

Prior to the Merger Transaction, affiliates of Code Hennessy & Simmons LLC (“CHS”) owned 49.3% of the Company’s outstanding common stock and 54.6% of the Company’s voting common stock, Ontario Teacher’s Pension Plan (“OTPP”) owned 28.0% of the Company’s outstanding common stock and 31.0% of the Company’s voting common stock and HarbourVest Partners VI (“HarbourVest”) owned 8.7% of the Company’s outstanding common stock and 9.7% of the Company’s voting common stock. Certain current and former members of management owned 13.7% of the Company’s outstanding common stock and 4.4% of the Company’s voting common stock. Other investors owned 0.3% of the Company’s common stock and 0.3% of the Company’s voting common stock.

The Company’s consolidated balance sheet as of May 28, 2010 and its related statements of operations, cash flows and changes in stockholders’ equity for the periods presented prior to May 28, 2010 are referenced herein as the predecessor financial statements (the “Predecessor” or “Predecessor Financial Statements”). The Company’s consolidated balance sheet as of December 31, 2010 and its related statements of operations, cash flows and changes in stockholders’ equity for the periods presented subsequent to the Merger Transaction are referenced herein as the successor financial statements (the “Successor” or “Successor Financial Statements”). The Predecessor Financial Statements do not reflect certain transaction amounts that were incurred at the close of the Merger Transaction. Such transaction amounts include the write-off of $5,010 in deferred financing fees associated with the Predecessor debt obligations.

The Successor Financial Statements reflect the preliminary allocation of the aggregate purchase price of $832,679, including the value of the Company’s junior subordinated debentures, to the assets and liabilities of Hillman based on fair values at the date of the Merger Transaction in accordance with ASC Topic 805, “Business Combinations.” The Company is in the process of finalizing its fair value evaluation of certain assets and liabilities acquired in connection with the Merger Transaction. Thus, the allocation of the purchase price is subject to change.

The Company’s financial statements have been presented on the basis of push down accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 805-50-S99 (Prior authoritative literature: Staff Accounting Bulletin No. 54 Application of “Push Down” Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase). FASB ASC 805-50-S99 states that the push down basis of accounting should be used in a purchase transaction in which the entity becomes wholly-owned by another entity. Under the push down basis of accounting, certain transactions incurred

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

1.	Basis of Presentation (continued):

by the parent company which would otherwise be accounted for in the accounts of the parent are “pushed down” and recorded on the financial statements of the subsidiary. Accordingly, certain items resulting from the OHCP Merger Transaction have been recorded on the financial statements of the Company.

The following tables reconcile the fair value of the acquired assets and assumed liabilities to the total purchase price:

Amount
Cash paid as merger consideration	$715,736
Cash paid for Quick Tag license and related patents	11,500

Fair value of consideration transferred	$727,236

Cash	$1,267
Accounts Receivable	68,573
Inventory	78,911
Other current assets	11,629
Property and equipment	53,607
Goodwill	432,405
Intangible assets	366,400
Other non-current assets	3,748

Total assets acquired	1,016,540
Less:
Accounts payable	(21,021)
Deferred income taxes	(133,282)
Junior subordinated debentures	(105,443)
Junior subordinated debentures premium	(7,378)
Other liabilities assumed	(22,180)

Net assets acquired	$727,236

The following table indicates the unaudited pro-forma financial statements of the Company for the years ended December 31, 2010 (excludes acquisition and integration charges of $22,492 as discussed in Note 22), 2009, and 2008. The pro-forma financial statements give effect to the Merger Transaction, subsequent refinancing and the acquisitions described in Note 4, Acquisitions, as if they had occurred on January 1, 2008.

	2010	2009	2008

Net Sales	483,434	477,969	501,589
Net Income	8,789	1,515	347

The pro-forma results are based on assumptions that the Company believes are reasonable under the circumstances. The pro-forma results are not necessarily indicative of the operating results that would have occurred if the acquisition had been effective January 1, 2008, nor are they intended to be indicative of results that may occur in the future. The underlying pro-forma information includes the historical results of the Company, the Company’s financing arrangements, and certain purchase accounting adjustments.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

1.	Basis of Presentation (continued):

Nature of Operations:

The Company is one of the largest providers of value-added merchandising services and hardware-related products to retail markets in North America through its wholly-owned subsidiary, The Hillman Group, Inc. (the “Hillman Group”). A subsidiary of the Hillman Group operates in Canada under the name The Hillman Group Canada, Ltd. and another in Mexico under the name SunSource Integrated Services de Mexico SA de CV. The Hillman Group provides merchandising services and products such as fasteners and related hardware items; threaded rod and metal shapes; keys, key duplication systems and accessories; and identification items, such as tags and letters, numbers and signs, to retail outlets, primarily hardware stores, home centers and mass merchants. The Company has approximately 18,000 customers, the largest three of which accounted for 43.7% of net sales in 2010.

2.	Summary of Significant Accounting Policies:

Cash and Cash Equivalents:

Cash and cash equivalents consist of commercial paper, U.S. Treasury obligations and other liquid securities purchased with initial maturities less than 90 days and are stated at cost which approximates market value. The Company has foreign bank balances of approximately $1,299 and $363 at December 31, 2010 and 2009, respectively. The Company maintains cash and cash equivalent balances with financial institutions that exceed federally insured limits. The Company has not experienced any losses related to these balances. Management believes its credit risk is minimal.

Restricted Investments:

The Company’s restricted investments are trading securities carried at fair market value which represent assets held in a Rabbi Trust to fund deferred compensation liabilities owed to the Company’s employees. See Note 11, Deferred Compensation Plans.

Accounts Receivable and Allowance for Doubtful Accounts:

The Company establishes the allowance for doubtful accounts using the specific identification method and also provides a reserve in the aggregate. The estimates for calculating the aggregate reserve are based on historical collection experience. Increases to the allowance for doubtful accounts result in a corresponding expense. The Company writes off individual accounts receivable when collection becomes improbable. The allowance for doubtful accounts was $520 and $514 as of December 31, 2010 and 2009, respectively.

Inventories:

Inventories consisting predominantly of finished goods are valued at the lower of cost or market, cost being determined principally on the weighted average cost method. Excess and obsolete inventories are carried at net realizable value. The historical usage rate is the primary factor used by the Company in assessing the net realizable value of excess and obsolete inventory. A reduction in the carrying value of an inventory item from cost to market is recorded for inventory with no usage in the preceding 24 month period or with on hand quantities in excess of 24 months average usage. The inventory reserve amounts were $11,010 and $7,145 at December 31, 2010 and 2009, respectively.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

2.	Summary of Significant Accounting Policies: (continued)

Property and Equipment:

Property and equipment, including assets acquired under capital leases, are carried at cost and include expenditures for new facilities and major renewals. Maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from their respective accounts, and the resulting gain or loss is reflected in income from operations.

Costs incurred to develop software for internal use are capitalized and amortized over the estimated useful life of the software. Costs related to maintenance of internal-use software are expensed as incurred. Costs used for the development of internal-use software were capitalized in the amount of $1,134 in the Successor seven month period ended December 31, 2010, $246 in the Predecessor period ended May 28, 2010 and $2,837 and $1,985 for the years ended December 31, 2009 and 2008, respectively.

Depreciation:

For financial accounting purposes, depreciation, including that related to plant and equipment acquired under capital leases, is computed on the straight-line method over the estimated useful lives of the assets, generally three to ten years or over the terms of the related leases, whichever is shorter.

Goodwill and Other Intangible Assets:

Goodwill represents the excess purchase cost over the fair value of net assets of companies acquired in business combinations. Goodwill is an indefinite lived asset and is tested for impairment at least annually or more frequently if a triggering event occurs. If the carrying amount of goodwill is greater than the fair value, impairment may be present. In connection with the Merger Transaction, an independent appraiser assessed the value of its goodwill based on a discounted cash flow model and multiple of earnings. Assumptions critical to the Company’s fair value estimates under the discounted cash flow model include the discount rate, projected average revenue growth and projected long-term growth rates in the determination of terminal values.

The Company also evaluates indefinite-lived intangible assets (primarily trademarks and trade names) for impairment annually. The Company also tests for impairment if events and circumstances indicate that it is more likely than not that the fair value of an indefinite-lived intangible asset is below its carrying amount. In connection with the Merger Transaction, an independent appraiser assessed the value of its intangible assets based on a relief from royalties, excess earnings, and lost profits discounted cash flow model. Assumptions critical to the Company’s evaluation of indefinite-lived intangible assets for impairment include the discount rate, royalty rates used in its evaluation of trade names, projected average revenue growth, and projected long-term growth rates in the determination of terminal values. An impairment charge is recorded if the carrying amount of an indefinite-lived intangible asset exceeds the estimated fair value on the measurement date.

No impairment charges were recorded by the Company as a result of the annual impairment testing in the seven month period ended December 31, 2010 or the years ended December 31, 2009 and 2008.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

2.	Summary of Significant Accounting Policies: (continued)

Long-Lived Assets:

The Company evaluates its long-lived assets for financial impairment including an evaluation based on the estimated undiscounted future cash flows as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. No impairment charges were recognized for long-lived assets in the seven months ended December 31, 2010 or the years ended December 31, 2009 and 2008.

Income Taxes:

Deferred income taxes are computed using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which the temporary differences are expected to reverse. Valuation allowances are provided for tax benefits where management estimates it is more likely than not that certain tax benefits will not be realized. Adjustments to valuation allowances are recorded for changes in utilization of the tax related item. See Note 6, Income Taxes, for additional information.

Risk Insurance Reserves:

The Company self insures its product liability, automotive, workers’ compensation and general liability losses up to $250 per occurrence. Catastrophic coverage has been purchased from third party insurers for occurrences in excess of $250 up to $40,000. The two risk areas involving the most significant accounting estimates are workers’ compensation and automotive liability. Actuarial valuations performed by the Company’s outside risk insurance expert were used to form the basis for workers’ compensation and automotive liability loss reserves. The actuary contemplated the Company’s specific loss history, actual claims reported, and industry trends among statistical and other factors to estimate the range of reserves required. Risk insurance reserves are comprised of specific reserves for individual claims and additional amounts expected for development of these claims, as well as for incurred but not yet reported claims. The Company believes the liability recorded for such risk insurance reserves is adequate as of December 31, 2010, but due to judgments inherent in the reserve estimation process, it is possible the ultimate costs will differ from this estimate.

The Company self-insures its group health claims up to an annual stop loss limit of $200 per participant. Aggregate coverage is maintained for annual group health insurance claims in excess of 125% of expected claims. Historical group insurance loss experience forms the basis for the recognition of group health insurance reserves.

Retirement Benefits:

Certain employees of the Company are covered under a profit-sharing and retirement savings plan (“defined contribution plan”). The plan provides for a matching contribution for eligible employees of 50% of each dollar contributed by the employee up to 6% of the employee’s compensation. The matching contribution for all eligible employees was reduced to 25% of each dollar contributed up to 6% of the employee’s compensation in February 2009, but was reinstated at the 50% level in July 2009. In addition, the plan provides an annual contribution in amounts authorized by the Board of Directors, subject to the terms and conditions of the plan.

The Company’s defined contribution plan costs were $710 in the Successor seven month period ended December 31, 2010, $594 in the Predecessor five month period ended May 28, 2010 and $1,035 and $1,368 for the years ended December 31, 2009 and 2008, respectively.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

2.	Summary of Significant Accounting Policies: (continued)

Revenue Recognition:

Revenue is recognized when products are shipped or delivered to customers depending upon when title and risks of ownership have passed and the collection of the relevant receivables is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales tax collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore excluded from revenues in the consolidated statements of operations.

The Company offers a variety of sales incentives to its customers primarily in the form of discounts and rebates. Discounts are recognized in the consolidated financial statements at the date of the related sale. Rebates are estimated based on the revenue to date and the contractual rebate percentage to be paid. A portion of the estimated cost of the rebate is allocated to each underlying sales transaction. Rebates and discounts are included in the determination of net sales.

The Company also establishes reserves for customer returns and allowances. The reserve is established based on historical rates of returns and allowances. The reserve is adjusted quarterly based on actual experience. Returns and allowances are included in the determination of net sales.

Shipping and Handling:

The costs incurred to ship product to customers, including freight and handling expenses, are included in selling, general and administrative (“SG&A”) expenses on the Company’s consolidated statements of operations. The Company’s shipping and handling costs were $16,105 in the Successor seven month period ended December 31, 2010, $3,153 in the Predecessor period ended May 28, 2010 and $16,667 and $19,393 for the years ended December 31, 2009, and 2008, respectively.

Research and Development:

The Company expenses research and development costs consisting primarily of internal wages and benefits in connection with improvements to the key duplicating and engraving machines. The Company’s research and development costs were $476 in the Successor seven month period ended December 31, 2010, $446 in the Predecessor period ended May 28, 2010 and $1,198 and $998 for the years ended December 31, 2009 and 2008, respectively.

Common Stock:

After consummation of the Merger Transaction, Hillman Companies has one class of Common Stock. All outstanding shares of Hillman Companies common stock are owned by Holdco.

Under the terms of the Stockholders Agreement for the Holdco Common Stock, management shareholders have the ability to put their shares back to Holdco under certain conditions, including death or disability. ASC 480-10-S99 requires shares to be classified outside of permanent equity if they can be redeemed and the redemption is not solely within control of the issuer. Further, if it is determined that redemption of the shares is probable the shares are marked to market at each balance sheet date with the change in fair value recorded in additional paid-in capital. Accordingly, the 198.4 shares of common stock held by management are recorded outside permanent equity and have been adjusted to the fair value of $12,247 as of December 31, 2010. See Note 13, Common and Preferred Stock.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

2.	Summary of Significant Accounting Policies: (continued)

Stock Based Compensation:

The Company has a stock-based employee compensation plan, which is more fully described in Note 14, Stock Based Compensation. The options have certain put features available to the holder and, therefore, liability classification is required. The Company has elected to use the intrinsic value method to value the common option in accordance with ASC Topic 718, “Compensation-Stock Compensation”.

Fair Value of Financial Instruments:

Cash, restricted investments, accounts receivable, short-term borrowings, accounts payable and accrued liabilities are reflected in the consolidated financial statements at book value, which approximates fair value, due to the short-term nature of these instruments. The carrying amounts of the long-term debt under the revolving credit facility and variable rate senior term loan approximate the fair value at December 31, 2010 and 2009 because of the short maturity of these instruments. The fair values of the fixed rate senior notes at December 31, 2010 and junior subordinated debentures at December 31, 2010 and 2009 were determined utilizing current trading prices obtained from indicative market data. See Note 16, Fair Value Measurements.

Interest Rate Swaps

The Company uses derivative instruments, consisting primarily of interest rate swap agreements, to manage exposure to changes in the future cash flows of some of our long-term debt. The Company enters into interest rate swap transactions with financial institutions acting as the counter-party. The Company does not use derivative instruments for trading or other speculative purposes.

The relationships between hedging instruments and hedged items are formally documented, in addition to the risk management objective and strategy for each hedge transaction. For interest rate swaps, the notional amounts, rates and maturities of our interest rate swaps are closely matched to the related terms of hedged debt obligations. The critical terms of the interest rate swap are matched to the critical terms of the underlying hedged item to determine whether the derivatives used for hedging transactions are highly effective in offsetting changes in the cash flows of the underlying hedged item. If it is determined that a derivative ceases to be a highly effective hedge, we discontinue hedge accounting and recognize all subsequent derivative gains and losses in our income statement.

Derivative instruments designated in hedging relationships that mitigate exposure to the variability in future cash flows of our variable-rate debt are considered cash flow hedges. We record all derivative instruments in other assets or other liabilities on our consolidated balance sheets at their fair values. If the derivative is designated as a cash flow hedge and the hedging relationship qualifies for hedge accounting, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income and reclassified to interest expense when the hedged debt affects interest expense. Instruments not qualifying for hedge accounting are recognized in interest expense in the period of the change. Hedge transactions that qualify for hedge accounting using the short-cut method have no net effect on our consolidated results of operations. See Note 15, Derivatives and Hedging.

Translation of Foreign Currencies:

The translation of the Company’s Canadian and Mexican local currency based financial statements into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

2.	Summary of Significant Accounting Policies: (continued)

revenue and expense accounts using an average exchange rate during the period. Cumulative translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in stockholders’ equity.

Comprehensive Income (Loss):

The components of comprehensive loss were as follows:

	Successor	Predecessor
	Seven Months	Five Months	Year	Year
	ended	ended	ended	ended
	December 31,	May 28,	December 31,	December 31,
	2010	2010	2009	2008
Net loss	$(8,038)	$(25,208)	$(1,230)	$(1,165)
Foreign currency translation adjustment, net	(1)	17	(197)	74
Change in derivative security value, net (1)	(624)	1,161	297	(1,248)

Comprehensive loss	$(8,663)	$(24,030)	$(1,130)	$(2,339)

(1)	Utilizing an income tax rate of 38.6%, 38.7%, 38.7%, and 38.5% for the periods ended December 31, 2010, May 28, 2010, December 31, 2009 and 2008, respectively.

The accumulated other comprehensive loss of $625 at December 31, 2010 consisted of $1 for the cumulative change in foreign currency translation adjustment and $624 for the cumulative change in derivative security value.

Use of Estimates in the Preparation of Financial Statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results may differ from these estimates.

3.	Recent Accounting Pronouncements:

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, “Improving Disclosures about Fair Value Measurement”. This guidance amends Accounting Standards Codification (“ASC”) Topic 820 to require new disclosures for fair value measurements and provides clarification for existing disclosure requirements. The guidance requires new disclosures about transfers in and out of Levels 1 and 2 and further descriptions for the reasons for the transfers. The guidance also requires more detailed disclosure about the activity within Level 3 fair value measurements. The Company adopted the guidance on January 1, 2010, except for the requirements related to Level 3 disclosures, which will be effective for annual and interim reporting periods beginning after December 15, 2010. This guidance requires expanded disclosures only, and did not and is not expected to have a material impact on the Company’s consolidated results of operations or financial condition.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

3.	Recent Accounting Pronouncements: (continued)

In February 2010, the FASB issued ASU No. 2010-09, “Subsequent Events”. This ASU amends certain recognition and disclosure requirements concerning subsequent events. This update addresses the interaction of the requirements of the ASC with the SEC’s reporting requirements. The update requires an entity to evaluate subsequent events through the date that the financial statements are issued. The update also provides that a filer is not required to disclose the date through which subsequent events have been evaluated. All the amendments in this update are effective upon issuance of the final update. The adoption of this amendment did not have a material impact on the Company’s consolidated results of operations or financial condition.

In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations”. This ASU addresses the diversity in practice about the interpretation of the pro-forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This update also expands the supplemental pro-forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro-forma adjustments directly attributable to the business combination included in the reported pro-forma revenue and earnings. All amendments in the update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The adoption of this update is not expected to have a material impact on the Company’s consolidated results of operations or financial condition.

4.	Acquisitions:

On December 29, 2010, the Hillman Group entered into a Stock Purchase Agreement (the “Agreement”) by and among Serv-A-Lite Products, Inc. (“Servalite”), Thomas Rowe, Mary Jennifer Rowe, and the Hillman Group, whereby the Hillman Group acquired all of the equity interest of Servalite. The aggregate purchase price was $21,335 paid in cash at closing.

The following table reconciles the fair value of the acquired assets and assumed liabilities to the total purchase price:

Account receivable	$2,623
Inventory	5,817
Other current assets	144
Deferred income taxes	1,259
Property and equipment	49
Goodwill	7,184
Intangibles	6,095

Total assets acquired	23,171
Less:
Liabilities assumed	1,836

Total purchase price	$21,335

The excess of the purchase price over the net assets has been preliminarily allocated to goodwill and intangible assets by management pending final valuation by an independent appraisal. The intangible assets and goodwill are expected to be deductible for income tax purposes over a 15 year life.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

5.	Related Party Transactions:

The Predecessor was obligated to pay management fees to a subsidiary of CHS in the amount of $58 per month. The Predecessor was also obligated to pay transaction fees to a subsidiary of OTPP in the amount of $26 per month, plus out of pocket expenses. The Successor has no management fee charges for the seven month period ended December 31, 2010. The Predecessor has recorded aggregate management and transaction fee charges and expenses from CHS and OTPP of $438 for the five month period ended May 28, 2010. The Predecessor also recorded aggregate management and transaction fee charges and expenses from CHS and OTPP of $1,010 and $1,043 for each of the years ended December 31, 2009 and 2008, respectively.

Gregory Mann and Gabrielle Mann are employed by the All Points subsidiary of Hillman. All Points leases an industrial warehouse and office facility from companies under the control of the Manns. The Predecessor and Successor have recorded rental expense for the lease of this facility on an arm’s length basis. The Successor recorded rental expense for the lease of this facility in the amount of $181 for the seven month period ended December 31, 2010. The Predecessor recorded rental expense for the lease of this facility in the amount of $130 for the five month period ended May 28, 2010 and $311 and $302 for the years ended December 31, 2009 and 2008, respectively.

6.	Income Taxes:

The components of the Company’s income tax provision for the three years ended December 31, 2010 were as follows:

	Successor	Predecessor
	Seven Months ended December 31, 2010	Five Months ended May 28, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Current:
Federal & State	$96	$83	$1,579	$878
Foreign	108	73	102	104

Total current	204	156	1,681	982

Deferred:
Federal & State	(4,348)	(2,063)	7,907	4,545
Foreign	38	91	196	(469)

Total deferred	(4,310)	(1,972)	8,103	4,076

Valuation allowance	981	(649)	505	(35)

Provision for income taxes	$(3,125)	$(2,465)	$10,289	$5,023

The Company has U.S. federal net operating loss (“NOL”) carryforwards for tax purposes, totaling $52,517 as of December 31, 2010, that are available to offset future taxable income. These carryforwards expire from 2023 to 2030. Management estimates that these losses will be fully utilized prior to the expiration date. No valuation allowance has been provided against the federal NOL. In addition, the Company’s foreign subsidiaries have NOL carryforwards aggregating $1,029 which expire from 2027 to 2030. Management estimates that these losses will be fully utilized prior to the expiration date. No valuation allowance has been provided against the foreign NOL.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

6.	Income Taxes: (continued)

The Company has state net operating loss carryforwards with an aggregate tax benefit of $2,691 which expire from 2011 to 2030. Management estimates that the Company will not be able to fully absorb some of the loss carryforwards in certain states before they expire. A valuation allowance with a year-end balance of $82 has been established for these deferred tax assets. In 2010, the valuation allowance for state net operating loss carryforwards increased by $34 in the Predecessor period and $38 in the Successor period. The increase was primarily a result of the increase in the related state net operating losses in the current year.

The Company has a federal capital loss carryforward of $1,652 as of December 31, 2010. This loss is available to offset future capital gains. This loss will expire from 2013 to 2014 if not utilized. Management has recorded a valuation allowance of $608 for this capital loss carryforward to fully offset the deferred tax asset in 2010. Management estimates that the utilization of this capital loss carryforward is uncertain due to the short carryforward period and the uncertainty of generating sufficient capital gains in the carryforward period. In 2010, the valuation allowance for the capital loss carryforward was decreased by $31 in the Predecessor period and $3 in the Successor period. The decrease was attributed to utilization in the carryforward period. The Company has $292 of general business tax credit carryforwards which expire from 2011 to 2029. A valuation allowance of $251 has been established for these tax credits.

In 2010, a deferred tax asset was recorded for costs that were capitalized in connection with the 2010 Merger Transaction. Certain of these capitalized costs are not amortized under the tax law and can only be recovered for tax purposes under certain circumstances. The Company has established a valuation allowance of $914 in the Predecessor period and $973 in the Successor period for the entire amount of the deferred tax asset related to these non-amortizable capitalized costs. Also in 2010, the Company decreased the valuation reserve previously recorded for the 2004 Merger Transaction costs. The decrease of $1,557 was recorded in the Predecessor period.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

6.	Income Taxes: (continued)

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The table below reflects the significant components of the Company’s net deferred tax assets and liabilities at December 31, 2010 and 2009:

	Successor		Predecessor
	As of December 31, 2010		As of December 31, 2009
	Current	Non-current	Current	Non-current
Deferred Tax Asset:
Inventory	$6,576	$—	$5,163	$—
Bad debt reserve	752	—	724	—
Casualty loss reserve	386	368	325	478
Accrued bonus / deferred compensation	1,062	1,319	1,975	1,312
Medical insurance reserve	277	—	374	—
Accrued resets and buy backs	314	—	—	—
Interest exp. on Purchased Preferred Stock Options	—	—	—	4,293
Compensation expense on Preferred Stock Options	—	—	—	5,477
Original issue discount amortization	—	537	—	355
Derivative security value	—	392	—	733
Transaction costs	—	5,171	—	2,009
Federal / foreign net operating loss	—	18,695	—	5,958
State net operating loss	—	2,691	—	1,591
Unrecognized tax benefit	—	(4,433)	—	(2,879)
Federal capital loss carryforwards	—	608	—	657
Tax credit carryforwards	—	2,489	—	2,181
All other items	746	607	584	794

Gross deferred tax assets	10,113	28,444	9,145	22,959
Valuation allowance for deferred tax assets	(736)	(2,091)	(1,045)	(1,464)

Net deferred tax assets	$9,377	$26,353	$8,100	$21,495

Deferred Tax Liability:
Intangible asset amortization	$—	$146,493	$—	$65,575
Property and equipment	—	8,765	—	5,671

Deferred tax liabilities	$—	$155,258	$—	$71,246

Net deferred tax liability		$119,528		$41,651

Long term net deferred tax liability		$129,284		$50,169
Current net deferred tax asset		9,377		8,100
Long term net deferred tax asset		379		418

Net deferred tax liability		$119,528		$41,651

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

6.	Income Taxes: (continued)

The valuation allowance at December 31, 2010 was $2,827. In previous years, initial recognition of a tax benefit by a future reduction of the valuation reserve that had been established at the date of the 2004 Merger Transaction would have reduced goodwill related to the 2004 Merger Transaction. Effective for financial reporting periods beginning after December 15, 2008, any change in the valuation reserve is recorded as an adjustment to the tax provision in the period of change.

There were no reductions in the valuation allowance for the years ended December 31, 2010, 2009 and 2008 that were recorded as a reduction to goodwill resulting from the initial recognition of the tax benefits from valuation allowances established in purchase accounting. The foreign tax provision successor for the seven month tax period ended December 31, 2010 and the predecessor five month tax period ended May 28, 2010, and the twelve month tax periods ended December 31, 2009 and 2008 were offset by charges to the valuation allowance of $0, $0, $0, and ($114), respectively.

Realization of the net deferred tax assets is dependent on the reversal of deferred tax liabilities and generating sufficient taxable income prior to their expiration. Although realization is not assured, management estimates it is more likely than not that the net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

Below is a reconciliation of statutory income tax rates to the effective income tax rates for the periods indicated:

	Successor	Predecessor
	Seven Months ended December 31, 2010	Five Months ended May 28, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Statutory federal income tax rate	35.0%	35.0%	35.0%	35.0%
Non-U.S. taxes and the impact of non-U.S. losses for which a current tax benefit is not available	-0.4%	-0.1%	0.6%	-0.9%
State and local income taxes, net of U.S. federal income tax benefit	3.2%	0.9%	10.7%	16.3%
Adjustment of reserve for change in valuation allowance and other items	-9.2%	2.3%	5.8%	-1.4%
Adjustment for change in tax law	0.0%	0.3%	3.0%	-3.7%
Adjustment of the general tax reserve	0.0%	-5.6%	0.0%	0.0%
Permanent differences:
Interest expense on mandatorily redeemable preferred stock	0.0%	-6.2%	42.5%	89.8%
Stock based compensation expense	0.0%	-17.5%	18.3%	-9.4%
Meals and entertainment expense	-0.6%	-0.2%	1.2%	3.2%
Other permanent differences	0.0%	0.0%	0.2%	1.3%
Reconciliation of tax return to tax provision	0.0%	0.0%	-3.7%	0.0%

Effective income tax rate	28.0%	8.9%	113.6%	130.2%

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

6.	Income Taxes: (continued)

The Company has recorded a $1,557 increase in the reserve for unrecognized tax benefits in the predecessor period related to certain 2004 transaction costs on which the Company previously recorded a valuation reserve. There was also a decrease of $3 reported in the predecessor period related to a change in the effective state tax rate. The general tax reserve is shown in the financial statements as a reduction of the deferred tax asset for the Company’s net operating loss carryforwards. A summary of the changes for the last two years follows:

	Successor	Predecessor
	2010	2009
Unrecognized tax benefits - January 1	$2,879	$2,872

Gross increases - tax positions in current period	1,557	—
Gross increases - tax positions in prior period	—	7
Gross decreases - tax positions in prior period	(3)	—

Unrecognized tax benefits - December 31	$4,433	$2,879

Amount of unrecognized tax benefit that, if recognized would affect the company’s effective tax rate	$4,433	$2,879

The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits in income tax expense. In conjunction with the adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB No. 109, “Accounting for Income Taxes”, which was codified in ASC 740-10, the Company has not recognized any adjustment of interest or penalties in its consolidated financial statements due to its net operating loss position. The Company does not anticipate that total unrecognized tax benefits will change due to the settlement of audits and the expiration of statute of limitations prior to December 31, 2011.

The Company files a consolidated income tax return in the U.S. and numerous consolidated and separate income tax returns in various states and foreign jurisdictions. As of December 31, 2010, with a few exceptions, the Company is no longer subject to U.S. federal, state, and foreign tax examinations by tax authorities for the tax years prior to 2007. However, the IRS can make adjustments to losses carried forward by the Company from 2000 forward and utilized on its federal return.

7.	Property and Equipment:

Property and equipment, net, consists of the following at December 31, 2010 and 2009:

	Estimated Useful Life (Years)	Successor	Predecessor
		2010	2009
Land	n/a	$531	$131
Buildings	27	751	781
Leasehold improvements	3-10	4,664	4,961
Machinery and equipment	2-10	54,165	104,061
Furniture and fixtures	3-5	597	1,481
Construction in process		1,316	1,558

Property and equipment, gross		62,024	112,973
Less: Accumulated depreciation		9,512	65,408

Property and equipment, net		$52,512	$47,565

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

7.	Property and Equipment: (continued)

Machinery and equipment includes capitalized software of $5,126 and $8,328 as as of December 31, 2010 and 2009, respectively. Captitalized interest of $42 and $63 was recorded for the years ended December 31, 2010 and 2009, respectively.

8.	Other Intangibles:

Intangible assets are amortized over their useful lives and are subject to impairment testing. The values assigned to intangible assets in connection with the Merger Transaction were determined through an independent appraisal. In connection with the Merger Transaction, the Company acquired the Quick Tag license for consideration amounting to $11,500. The values assigned to intangible assets in connection with the acquisition of Servalite were determined by management pending an independent appraisal. The Servalite intangible asset values may be adjusted by management for any changes upon completion of the independent appraisal. Other intangibles, net as of December 31, 2010 and 2009 consist of the following:

	Estimated	Successor	Estimated	Predecessor
	Useful Life (Years)	December 31, 2010	Useful Life (Years)	December 31, 2009
Customer relationships	20	$295,120	15-23	$127,206
Trademarks	Indefinite	48,871	Indefinite	47,394
Patents	5-20	15,900	9	7,960
Quick Tag license	6	11,500	n/a	—
Laser Key license	5	1,250	n/a	—
Non Compete Agreements	5.5	1,104	4	5,742

Intangible assets, gross		373,745		188,302
Less: Accumulated amortization		10,669		41,662

Other intangibles, net		$363,076		$146,640

The Predecessor Company’s amortization expense for amortizable assets for the five months ended May 28, 2010 was $2,678, and for the years ended December 31, 2009 and 2008 was $6,912 and $7,073, respectively. The Successor Company’s amortization expense for amortizable assets for the seven months ended December 31, 2010 was $10,669 and for the years ending December 31, 2011, 2012, 2013, 2014 and 2015 are estimated to be $18,708, $18,708, $18,708, $18,708 and $18,047, respectively.

9.	Long-Term Debt:

On May 28, 2010, the Company and certain of its subsidiaries completed the financing on a $320,000 senior secured first lien credit facility (the “Senior Facilities”), consisting of a $290,000 term loan and a $30,000 revolving credit facility (“Revolver”). The term loan portion of the Senior Facilities has a six year term and the Revolver has a five year term. The Senior Facilities provide borrowings at interest rates based on a EuroDollar rate plus a margin of 3.75% (the “EuroDollar Margin”), or a base rate (the “Base Rate”) plus a margin of 2.75% (the “Base Rate Margin”). The EuroDollar rate is subject to a minimum floor of 1.75% and the Base Rate is subject to a minimum floor of 2.75%.

Concurrently with the consummation of the Merger Transaction, Hillman Group issued $150,000 aggregate principal amount of its senior notes due 2018 (the “10.875% Senior Notes”), which are guaranteed by Hillman, Hillman Investment and each of Hillman Group’s domestic subsidiaries. Hillman Group pays interest on the 10.875% Senior Notes semi-annually on June 1 and December 1 of each year.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

9.	Long-Term Debt: (continued)

Prior to the consummation of the Merger Transaction, the Company, through Hillman Group, was party to a Senior Credit Agreement (the “Old Credit Agreement”), consisting of a $20,000 revolving credit line and a $235,000 term loan. The facilities under the Old Credit Agreement had a maturity date of March 31, 2012. In addition, the Company, through Hillman Group, had issued $49,800 in aggregate principal amount of unsecured subordinated notes to a group of investors, including affiliates of AEA Investors LP, CIG & Co. and several private investors that were scheduled to mature on September 30, 2012. In connection with the Merger Transaction, both the Old Credit Agreement and the subordinated note issuance were repaid and terminated.

The Senior Facilities contain financial and operating covenants which require the Company to maintain certain financial ratios, including an interest coverage ratio and leverage ratios. These debt agreements provide for customary events of default, including, but not limited to, payment defaults, breach of representations or covenants, cross-defaults, bankruptcy events, failure to pay judgments, attachment of its assets, change of control and the issuance of an order of dissolution. Certain of these events of default are subject to notice and cure periods or materiality thresholds. The occurrence of an event of default permits the lenders under the Senior Facilities to accelerate repayment of all amounts due.

The Company pays interest to the Hillman Group Capital Trust (“Trust”) on the Junior Subordinated Debentures underlying the Trust Preferred Securities at the rate of 11.6% per annum on their face amount of $105,443, or $12,231 per annum in the aggregate. The Trust distributes an equivalent amount to the holders of the Trust Preferred Securities. In order to retain capital, the Company’s Board of Directors determined to temporarily defer interest payments on the Junior Subordinated Debentures and the Trust determined to defer the payment of cash distributions to holders of Trust Preferred Securities beginning with the January 2009 distribution. The Company’s decision to defer the payment of interest on the Junior Subordinated Debentures was designed to ensure that the Company preserve cash and maintain its compliance with the financial covenants contained in its Senior Credit and Subordinated Debt Agreements. Pursuant to the Indenture that governs the Trust Preferred Securities, the Trust is able to defer distribution payments to holders of the Trust Preferred Securities for a period that cannot exceed 60 months (the “Deferral Period”). During the Deferral Period, the Company is required to accrue the full amount of all interest payable, and such deferred interest payable was immediately payable by the Company at the end of the Deferral Period. On July 31, 2009, the Company ended the Deferral Period and the Trust resumed monthly distributions and paid all deferred distributions to holders of the Trust Preferred Securities.

As of December 31, 2010 and 2009, long-term debt is summarized as follows:

	Successor	Predecessor
	2010	2009
Revolving Credit Agreement	$12,000	$—
Term Loan B	288,550	157,849
10.875% Senior Notes	150,000	—
Subordinated Debt Issuance	—	49,820
Capital Leases	164	494

	450,714	208,163
Less: amounts due in one year	2,930	9,868

Long-term debt	$447,784	$198,295

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

9.	Long-Term Debt: (continued)

The aggregate minimum principal maturities of the long-term debt for each of the five years following December 31, 2010 are as follows:

Amount
2011	$2,930
2012	2,930
2013	2,930
2014	2,929
2015	2,928
2016 and thereafter	274,067

As of December 31, 2010, the Company had $12,056 available under its revolving credit agreement and letter of credit commitments outstanding of $5,944. The Company had outstanding debt of $300,714 under its secured credit facilities at December 31, 2010, consisting of a $288,550 Term B-2 loan, a $12,000 Revolving Line of Credit and $164 in capitalized lease obligations. The term loan consisted of a $288,550 Term B-2 Loan currently at a three (3) month LIBOR rate of 5.50%. The $12,000 Revolving Line of Credit was currently at a three (3) month LIBOR rate of 5.50%. The capitalized lease obligations were at various interest rates.

10.	Leases:

Certain warehouse, office space and equipment are leased under capital and operating leases with terms in excess of one year. Future minimum lease payments under non-cancellable leases consisted of the following at December 31, 2010:

	Capital Leases	Operating Leases
2011	$38	$8,060
2012	38	6,252
2013	36	4,042
2014	30	2,625
2015	30	2,402
Later years	17	8,466

Total minimum lease payments	189	$31,847

Less amounts representing interest	(25)

Present value of net minimum lease payments (including $30 currently payable)	$164

The rental expense for all operating leases was $4,989, $3,616, $8,716 and $9,486 for the Successor seven months ended December 31, 2010, Predecessor five months ended May 28, 2010, and Predecessor years ended December 31, 2009 and 2008, respectively. Certain leases are subject to terms of renewal and escalation clauses.

11.	Deferred Compensation Plan:

The Company maintains a deferred compensation plan for key employees (the “Nonqualified Deferred Compensation Plan” or “NQDC”) which allows the participants to defer up to 25% of salary and commissions

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

11.	Deferred Compensation Plan: (continued)

and up to 100% of bonuses to be paid during the year and invest these deferred amounts into certain Company directed mutual fund investments, subject to the election of the participants. The Company is permitted to make a 25% matching contribution on deferred amounts up to $10, subject to a five year vesting schedule.

As of December 31, 2010 and 2009, the Company’s consolidated balance sheets included $3,478 and $3,043, respectively, in restricted investments representing the assets held in mutual funds to fund deferred compensation liabilities owed to the Company’s current and former employees. The current portion of the restricted investments was $227 and $334 as of December 31, 2010 and 2009, respectively.

The assets held in the NQDC are classified as an investment in trading securities. The Company recorded trading gains and offsetting compensation expense of $16 for the five months ended May 28, 2010, $283 for the seven months ended December 31, 2010 and $254 for the year ended December 31, 2009. The Company recorded trading losses of $1,428 and an offsetting reduction of compensation expense for the year ended December 31, 2008.

During the five months ended May 28, 2010, distributions from the deferred compensation plan aggregated $274. There were no distributions during the seven months ended December 31, 2010. During the two years ended December 31, 2009, distributions from the deferred compensation plan aggregated $1,792 in 2009 and $390 in 2008.

12.	Guaranteed Preferred Beneficial Interest in the Company’s Junior Subordinated Debentures:

In September 1997, The Hillman Group Capital Trust, a Grantor trust, completed a $105,446 underwritten public offering of 4,217,724 11.6% Trust Preferred Securities (“TOPrS”). The Trust invested the proceeds from the sale of the preferred securities in an equal principal amount of 11.6% Junior Subordinated Debentures of Hillman due September 2027.

The Trust distributes monthly cash payments it receives from the Company as interest on the debentures to preferred security holders at an annual rate of 11.6% on the liquidation amount of $25.00 per preferred security.

In connection with the public offering of TOPrS, the Trust issued $3,261 of trust common securities to the Company. The Trust invested the proceeds from the sale of the trust common securities in an equal principal amount of 11.6% Junior Subordinated Debentures of Hillman due September 2027. The Trust distributes monthly cash payments it receives from the Company as interest on the debentures to the Company at an annual rate of 11.6% on the liquidation amount of the common security.

The Company may defer interest payments on the debentures at any time, for up to 60 consecutive months. If this occurs, the Trust will also defer distribution payments on the preferred securities. The deferred distributions, however, will accumulate at a rate of 11.6% per annum. The Trust will redeem the preferred securities when the debentures are repaid, or at maturity on September 30, 2027. The Company may redeem the debentures before their maturity at a price equal to 100% of the principal amount of the debentures redeemed, plus accrued interest. When the Company redeems any debentures before their maturity, the Trust will use the cash it receives to redeem preferred securities and common securities as provided in the trust agreement. The Company guarantees the obligations of the Trust on the Trust Preferred Securities.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

12.	Guaranteed Preferred Beneficial Interest in the Company’s Junior Subordinated Debentures: (continued)

The Company has determined that the Trust is a variable interest entity and the holders of the Trust Preferred Securities are the primary beneficiaries of the Trust. Accordingly, the Company has de-consolidated the Trust. Summarized below is the financial information of the Trust as of December 31, 2010:

Non-current assets - junior subordinated debentures - preferred	$112,576
Non-current assets - junior subordinated debentures - common	3,261

Total assets	$115,837

Non-current liabilities - trust preferred securities	$112,576
Stockholder’s equity - trust common securities	3,261

Total liabilities and stockholders’ equity	$115,837

The non-current assets for the Trust relate to its investment in the 11.6% junior subordinated deferrable interest debentures of Hillman due September 30, 2027.

The TOPrS constitute mandatorily redeemable financial instruments. The Company guarantees the obligations of the Trust on the Trust Preferred Securities. Accordingly, the guaranteed preferred beneficial interest in the Company’s junior subordinated debentures is presented in long-term liabilities in the accompanying consolidated balance sheet.

On May 28, 2010, the Junior Subordinated Debentures were recorded at the fair value of $116,085 based on the price underlying the Trust Preferred Securities of $26.75 per share upon close of trading on the American Stock Exchange on that date plus the liquidation value of the trust common securities. The Company is amortizing the premium on the Junior Subordinated Debentures of $7,381 over their remaining life in the amount of $426 per year.

In order to retain capital, the Company’s Board of Directors determined to temporarily defer interest payments on the Junior Subordinated Debentures and the Trust determined to defer the payment of cash distributions to holders of Trust Preferred Securities beginning with the January 2009 distribution. The Company’s decision to defer the payment of interest on the Junior Subordinated Debentures was designed to ensure that the Company preserve cash and maintain its compliance with the financial covenants contained in its Senior Credit and Subordinated Debt Agreements. Pursuant to the Indenture that governs the Trust Preferred Securities, the Company was able to defer distribution payments to holders of the Trust Preferred Securities for a period that cannot exceed 60 months (the “Deferral Period”). During the Deferral Period, the Company was required to accrue the full amount of all distributions payable, and such deferred distributions were immediately payable by the Company at the end of the Deferral Period. In the first six months of 2009, the Company accrued $6,265 in interest payable to the Trust on the Junior Subordinated Debentures. On July 31, 2009, the Company resumed payments of monthly distributions and paid all amounts accrued during the six month Deferral Period.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

13.	Common and Preferred Stock:

Common Stock

Prior to the Merger Transaction, Hillman Companies had three classes of Common Stock. Immediately prior to the consummation of the Merger Transaction, the Company had (i) 23,141 authorized shares of Class A Common Stock, 6,201 of which were issued and outstanding, (ii) 2,500 authorized shares of Class B Common Stock, 970.6 of which were issued and outstanding, and (iii) 30,109 authorized shares of Class C Common Stock, 2,787.1 of which issued and outstanding.

Each share of Class A Common Stock entitled its holder to one vote. Each holder of Class A Common Stock was entitled at any time to convert any or all of such shares into an equal number of shares of Class C Common Stock. Holders of Class B Common Stock had no voting rights. The Class B Common Stock was initially purchased by and issued to certain members of the Company’s management and was subject to vesting over five years in connection with the acquisition of Hillman Companies by affiliates of CHS and OTPP in 2004. Each share of Class C Common Stock entitled its holder to one vote, provided that the aggregate voting power of Class C Common Stock (with respect to the election of directors) could not exceed 30%. Each holder of Class C Common Stock was entitled at any time to convert any or all of the shares into an equal number of shares of Class A Common Stock.

Under the terms of an executive services agreement (“ESA”) entered into by certain members of the Company’s management, such members of management had the right to put their shares of Class A Common Stock and Class B Common Stock back to Hillman Companies under certain circumstances. Accordingly, management’s 395.7 Class A Common Stock shares and 970.6 Class B Common Stock shares were classified between liabilities and stockholders’ equity in the accompanying consolidated balance sheet. The fair value and cost of the Class A Common Stock subject to the put feature were $2,158 and $396, respectively, at December 31, 2009. The fair value and cost of the Class B Common Stock subject to the put feature were $5,293 and $971, respectively, at December 31, 2009.

Securities that are either currently redeemable or where redemption is probable are to be marked to redemption value with a corresponding charge to accumulated paid in capital. The ESA allowed the management shareholders to put, or redeem, the Class A Common Stock back to the Company if terminated for other than cause. Under the terms of the ESA, the redemption value of the Class A Common Stock is equal to the fair value as determined by the Board of Directors. Accordingly, the Class A Common stock has been adjusted to its fair value of $2,158 as of December 31, 2009 with a corresponding decrease in additional paid-in capital of $1,995.

Upon consummation of the Merger Transaction, each share of Class A Common Stock, Class B Common Stock and Class C Common Stock of Hillman Companies issued and outstanding immediately prior thereto (other than as set forth in the immediately preceding sentence), as well as each outstanding option to purchase any such shares of common stock, was converted into the right to receive, in cash, a portion of the merger consideration in the Merger Transaction. Certain shares held by Company management were contributed by the holders thereof to Holdco in exchange for shares of Holdco.

After consummation of the Merger Transaction, Hillman Companies has one class of Common Stock. All outstanding shares of Hillman Companies common stock are owned by Holdco.

Under the terms of the Stockholders Agreement for the Holdco Common Stock, management shareholders have the ability to put their shares back to Holdco under certain conditions, including death or disability. ASC 480-10-S99 requires shares to be classified outside of permanent equity if they can be redeemed and the

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

13.	Common and Preferred Stock: (continued)

redemption is not solely within control of the issuer. Further, if it is determined that redemption of the shares is probable, the shares are marked to redemption value which equals fair value at each balance sheet date with the change in fair value recorded in additional paid-in capital. Accordingly, the 198.4 shares of common stock held by management are recorded outside permanent equity and have been adjusted to the fair value of $12,247 as of December 31, 2010.

Preferred Stock:

Immediately prior to the Merger Transaction, Hillman Companies had 238,889 authorized shares of its Class A Preferred Stock, 82,104.8 of which were issued and outstanding and 13,450.7 of which were reserved for issuance upon the exercise of options to purchase shares of its Class A Preferred Stock. Holders of Hillman Companies’ Class A Preferred Stock were not entitled to any voting rights and were entitled to preferential dividends that accrued on a daily basis.

In addition, prior to the Merger Transaction, Hillman Investment Company, a subsidiary of Hillman Companies, had 166,667 authorized shares of its Class A Preferred Stock, 57,282.4 of which were issued and outstanding and 9,384.2 of which were reserved for issuance upon the exercise of options to purchase shares of its Class A Preferred Stock. Holders of Hillman Investment Company’s Class A Preferred Stock were not entitled to any voting rights and were entitled to preferential dividends that accrued on a daily basis.

Hillman Investment Company Class A Preferred Stock is mandatorily redeemable on March 31, 2028 and has been classified as debt in the accompanying consolidated balance sheets. The Hillman Investment Company Class A Preferred Stock is redeemable at its liquidation value of one thousand dollars per share plus all accumulated and unpaid dividends. Dividends on the mandatorily redeemable Class A Preferred Stock were $4,911, $11,008, and $9,904 for the Predecessor five months ended May 28, 2010 and the years ended December 31, 2009 and 2008, respectively. The dividends on the mandatorily redeemable Class A Preferred Stock are recorded as interest expense in the accompanying consolidated statements of operations.

The Company incurred $2,415 in financing fees in connection with the issuance of the Hillman Investment Company Class A Preferred Stock. The financing fees were capitalized and were amortized over the redemption period using the effective interest method. For the years ended December 31, 2009 and 2008, interest expense of $37 and $130, respectively, was included in the accompanying consolidated statements of operations.

In connection with the 2004 acquisition of the Company, options in a predecessor to the Company were cancelled and converted into rights to receive options to purchase 3,895.16 shares of Hillman Companies, Inc. Class A Preferred Stock and 2,717.55 shares of Hillman Investment Company Class A Preferred Stock (collectively the “Purchased Options”). The Purchased Options had a weighted average strike price of $170.69 per share. The fair value of the Hillman Investment Company Class A Preferred Stock options has been included with the underlying security in the accompanying consolidated balance sheets. Security instruments with a redemption date that is certain to occur are to be classified as liabilities. The Hillman Companies, Inc. Class A Preferred Stock options, which have a March 31, 2028 expiration date, have been classified at their fair value in the liability section of the accompanying consolidated balance sheets. To the extent the Company pays a dividend to holders of the Class A Preferred Stock and the Hillman Investment Company Class A Preferred Stock, the Purchased Option holder will be entitled to receive an amount equal to the dividend which would have been paid if the Purchased Options had been exercised on the date immediately prior to the record date for the dividend. Dividends on the Purchased Options are recorded as interest expense in the accompanying consolidated statement of operations. Additionally, under the terms of the ESA, the Purchased Options can be put back to the Company at fair value if employment is terminated.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

13.	Common and Preferred Stock: (continued)

The initial and subsequent valuations of the Purchased Options were measured at fair value with the change in fair value recognized as interest expense. Interest expense of $577, $1,304, and $1,187 was recorded for the Predecessor five months ended May 28, 2010 and the years ended December 31, 2009 and 2008, respectively, to recognize the increase in fair value of the Purchased Options.

Upon consummation of the Merger Transaction, each share of Hillman Companies’ Class A Preferred Stock issued and outstanding immediately prior thereto, as well as each outstanding option to purchase any such shares of preferred stock, was converted into the right to receive an amount, in cash, equal to the liquidation value thereof plus all accrued and unpaid dividends on such shares as of the effective time of the Merger Transaction. In addition, at closing of the Merger Transaction, Hillman Investment Company redeemed each outstanding share of its Class A Preferred Stock at an amount equal to the liquidation value thereof plus all accrued and unpaid dividends on such shares as of the effective time of the Merger Transaction. Options to purchase shares of Hillman Investment Company’s Class A Preferred Stock were cancelled in exchange for a similar cash payment.

After consummation of the Merger Transaction, neither Hillman Companies nor Hillman Investment Company have issued any shares of preferred stock or any options to purchase any such shares.

The table below reconciles the components of the Preferred Stock and the Purchased Options to the accompanying consolidated balance sheets:

Predecessor
December 31, 2009
Hillman Investment Company Class A Preferred Stock	$57,282
Purchased Options - Hillman Investment Company
Class A Preferred Stock	2,188
Accumulated and unpaid dividends	51,982

Total mandatorily redeemable preferred stock	$111,452

Purchased Options - Hillman Companies, Inc. Class A Preferred Stock	$3,135
Accumulated and unpaid dividends	3,482

Total management purchased preferred options	$6,617

14.	Stock-Based Compensation:

2004 Common Stock Option Plan:

On March 31, 2004, the Predecessor adopted its 2004 Common Stock Option Plan following Board of Director and shareholder approval. Grants under the 2004 Common stock Option Plan consisted of nonqualified stock options for the purchase of Class B Common Shares. The stock options issued under the 2004 Common Stock Option Plan were accounted for in a manner consistent with the underlying security. Therefore, the Class B Common Stock Options are adjusted to the fair value of the Class B Common shares less the strike price of the Class B Common shares adjusted for the proportion of employee service.

Compensation expense of $3,784, $680 and $16 was recorded in the accompanying consolidated statements of operations for the Predecessor five months ended May 28, 2010 and the years ended December 31, 2009 and 2008, respectively.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

14.	Stock-Based Compensation: (continued)

In connection with the Merger Transaction, the 2004 Common Stock Option Plan was terminated, and all options outstanding there under were cancelled with the holder receiving a per share amount in cash equal to the per share Merger consideration less the applicable exercise price.

Preferred Option Plan:

On March 31, 2004, certain members of the Predecessor Company’s management were granted options to purchase 9,555.5 shares of Class A Preferred Stock and 6,666.7 shares of Hillman Investment Company Class A Preferred Stock (collectively the “Preferred Options”). The Preferred Options were granted with an exercise price of one thousand dollars per share which was equal to the value of the underlying Preferred Stock. The Preferred Options vest over five years with 20% vesting on each anniversary of the Merger Transaction. Holders of the Preferred Options are entitled to accrued dividends as if the underlying Preferred Stock were issued and outstanding as of the grant date.

On October 13, 2009, a former executive of the Company exercised his right to redeem certain securities of the Company and the Hillman Investment Company in accordance with the ESA dated March 31, 2004. Under the terms of the ESA, the former executive put back to the Company 281.42 preferred options for Class A Preferred Stock for $228.9 and 196.34 preferred options for Class A Preferred Stock in Hillman Investment Company for $150.7.

Accounting guidance required that stock-based compensation awards are classified as liabilities if the underlying security is classified as a liability. Therefore, the Preferred Options were treated as liability classified awards.

Accounting guidance allows nonpublic entities, such as the Company, to make a policy decision as to whether to measure its liability awards at fair value or intrinsic value. Management has determined the lack of an active market, trading restrictions and absence of any trading history preclude the reasonable estimate of fair value. Regardless of the valuation method selected, a nonpublic entity is required to re-measure its liabilities under share based payment awards at each reporting date until settlement. Accordingly, the Company has elected to use the intrinsic value method to value the Preferred Options at the end of each reporting period pro-rated for the portion of the service period rendered. Compensation expense of $1,410, $3,311, and $3,501 was recognized in the accompanying consolidated statements of operations for the Predecessor five month period ended May 28, 2010 and the years ended December 31, 2009 and 2008, respectively.

In connection with the Merger Transaction, the options to purchase shares of Hillman Companies’ and Hillman Investment Company’s Class A Preferred Stock were cancelled with the holder receiving a per share amount in cash equal to the per share Merger consideration less the applicable exercise price.

Class B Shares:

The outstanding shares of Class B Common Stock were subject to vesting over 5 years with 20% of the shares vesting on each anniversary of the Merger Transaction. Vested shares of the Class B Common Stock can be put back to the Company at fair value upon termination. Unvested shares of the Class B Common Stock are puttable at the lesser of fair value or cost. Accordingly, the value of the Class B common shares was adjusted at each balance sheet date to fair value for the proportion of consideration received in the form of employee service plus an amount equal to the lesser of fair value or original cost for the proportion of the Class B common shares for which employee service has not been recognized. The Class B common shares were fully vested as of March 31, 2009.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

14.	Stock-Based Compensation: (continued)

Compensation expense (income) of $13,859, $4,746 and ($1,036) was recorded in the accompanying consolidated statements of operations for the Predecessor five months ended May 28, 2010 and the years ended December 31, 2009 and 2008, respectively.

Upon consummation of the Merger Transaction, the Class B Common Stock issued and outstanding immediately prior thereto was converted into the right to receive, in cash, a portion of the Merger consideration in the Merger Transaction. Certain shares held by Company management were contributed by the holders thereof to Holdco in exchange for shares of Holdco.

OHCP HM Acquisition Corp. 2010 Stock Option Plan:

Effective May 28, 2010, Holdco established the OHCP HM Acquisition Corp. 2010 Stock Option Plan (the “Option Plan”), as amended, pursuant to which Holdco may grant options for up to an aggregate of 34,939.0 shares of its common stock. The Option Plan is administered by a committee of the Holdco board of directors. Such committee determines the terms of each option grant under the Option Plan, except that the exercise price of any granted option may not be lower than the fair market value of one share of common stock of Holdco as of the date of grant.

On November 23, 2010, the Company granted 26,700 common options under the Option Plan and on December 23, 2010, the Company granted 5,584 common options under the Option Plan. The options were granted with an exercise price of one thousand dollars per option which was equal to the grant date fair value of the underlying securities.

Common option holders are not required by the terms of the Option Agreement or the Shareholder Agreement to hold the shares for any period of time following exercise. Since the arrangement permits the holders to put the shares back without being exposed to the risks and rewards of the share for a reasonable period of time then liability classification is required. Consistent with past practice, the Company has elected to use the intrinsic value method to value the common options.

Stock options granted to management in 2010 under the Option Plan are divided into three equal vesting tranches. The first tranche is a service-based award which vests ratably over five years, subject to the optionee’s continued employment with the Company on each vesting date. The Company will recognize compensation costs for the portion of the awards that are service based over the requisite service period for each of the five separate vesting service periods. The second tranche is performance-based and vests ratably over five years, subject to both the optionee’s continued employment on each vesting date and the achievement of Company performance targets. Again, compensation costs will be recognized for the performance based awards over the requisite service period for each of the five separate vesting service periods. However, if achievement of the applicable performance target is not probable, no compensation cost will be recorded. The third tranche of each stock option grant is outcome-based and depends on OHCP receiving a certain rate of return upon a change in control, provided the optionee is still employed by the Company at the time of such change in control. This provision would be viewed as having a performance condition due to the change in control requirement and that condition would only be probable at the time the change in control occurred, and accordingly, the Company will not recognize compensation expense for the third tranche until a change in control is deemed to be probable.

The Company has elected to use the intrinsic value method to value the common options at the end of each reporting period. The intrinsic value of the common shares was equal to the exercise price at December 31, 2010, and therefore, no compensation expense recorded in the accompanying consolidated statements of operations for the Successor seven month period ended December 31, 2010.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

15.	Derivatives and Hedging:

The Company uses derivative financial instruments to manage its exposures to interest rate fluctuations on its floating rate senior debt. The Company measures those instruments at fair value and recognizes changes in the fair value of derivatives in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures.

On August 28, 2006, the Company entered into an Interest Rate Swap Agreement (“2006 Swap”) with a two-year term for a notional amount of $50,000. The 2006 Swap fixed the interest rate at 5.375% plus applicable interest rate margin. The 2006 Swap expired on August 28, 2008.

On August 29, 2008, the Company entered into an Interest Rate Swap Agreement (“2008 Swap”) with a three-year term for a notional amount of $50,000. The 2008 Swap fixed the interest rate at 3.41% plus applicable interest rate margin. The 2008 Swap was terminated on May 24, 2010.

The 2008 Swap was designated as a cash flow hedge, and prior to its termination on May 24, 2010, it was reported on the consolidated balance sheet in other non-current liabilities with a related deferred charge recorded as a component of other comprehensive income in shareholders’ equity. For the Predecessor five month period ended May 28, 2010, interest expense in the accompanying consolidated statement of operations includes a $1,579 charge incurred to terminate the 2008 Swap.

On June 24, 2010, the Company entered into a forward Interest Rate Swap Agreement (“2010 Swap”) with a two-year term for a notional amount of $115,000. The effective date of the 2010 Swap is May 31, 2011 and its termination date is May 31, 2013. The 2010 Swap fixes the interest rate at 2.47% plus the applicable interest rate margin.

The 2010 Swap was designated as an effective cash flow hedge, and the fair value at December 31, 2010 was $(624), net of $392 in taxes. The 2010 Swap was reported on the consolidated balance sheet in other non-current liabilities with an unrealized loss recorded as a component of other comprehensive income in stockholders’ equity.

16.	Fair Value Measurements:

On January 1, 2008, the Company adopted the guidance that applies to all assets and liabilities that are being measured and reported on a fair value basis. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.

Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Unobservable inputs reflecting the reporting entity’s own assumptions.

The accounting guidance establishes a hierarchy which requires an entity to maximize the use of quoted market prices and minimize the use of unobservable inputs. An asset or liability’s level is based on the lowest level of input that is significant to the fair value measurement.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

16.	Fair Value Measurements: (continued)

The following table sets forth the Company’s financial assets and liabilities that were measured at fair value on a recurring basis during the period, by level, within the fair value hierarchy:

	As of December 31, 2010
	Level 1	Level 2	Level 3	Total
Trading securities	$3,478	$—	$—	$3,478
Interest rate swaps	—	(1,016)	—	(1,016)

	As of December 31, 2009
	Level 1	Level 2	Level 3	Total
Trading securities	$3,043	$—	$—	$3,043
Interest rate swaps	—	(1,894)	—	(1,894)

Trading securities are valued using quoted prices on an active exchange. Trading securities represent assets held in a Rabbi Trust to fund deferred compensation liabilities and are included as restricted investments on the accompanying consolidated balance sheets.

For the Predecessor five months ended May 28, 2010, the unrealized gains on these securities of $16 were recorded as other income. For the Successor seven months ended December 31, 2010, the unrealized gains on these securities of $283 were recorded as other income. In each period, an offsetting entry, for the same amount, increasing the deferred compensation liability and compensation expense within SG&A was also recorded.

For the year ended December 31, 2009, the unrealized gains on these securities of $254 were recorded as other income by the Predecessor Company. An offsetting entry for the same amount, increasing the deferred compensation liability and compensation expense within SG&A, was also recorded.

For the year ended December 31, 2008, the unrealized losses on these securities of $1,428 were recorded as other expense by the Predecessor Company. An offsetting entry for the same amount, decreasing the deferred compensation liability and compensation expense within SG&A, was also recorded.

The Company utilizes interest rate swap contracts to manage its targeted mix of fixed and floating rate debt, and these swaps are valued using observable benchmark rates at commonly quoted intervals for the full term of the swaps. The 2010 Swap was included in other non-current liabilities as of December 31, 2010 on the accompanying consolidated balance sheet. Prior to its termination on May 24, 2010, the 2008 Swap was included in other non-current liabilities as of December 31, 2009 on the accompanying consolidated balance sheet.

The fair value of the Company’s fixed rate senior notes and junior subordinated debentures as of December 31, 2010 and 2009 were determined by utilizing current trading prices obtained from indicative market data.

	December 31, 2010		December 31, 2009
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
10.875% Senior Notes	$150,000	$164,062	n/a	n/a
Junior Subordinated Debentures	115,837	125,153	115,716	110,560

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

17.	Commitments and Contingencies:

The Company self insures its product liability, automotive, workers’ compensation and general liability losses up to $250 per occurrence. Catastrophic coverage has been purchased from third party insurers for occurrences in excess of $250 up to $40,000. The two risk areas involving the most significant accounting estimates are workers’ compensation and automotive liability. Actuarial valuations performed by the Company’s outside risk insurance expert were used by management to form the basis for workers’ compensation and automotive liability loss reserves. The actuary contemplated the Company’s specific loss history, actual claims reported, and industry trends among statistical and other factors to estimate the range of reserves required. Risk insurance reserves are comprised of specific reserves for individual claims and additional amounts expected for development of these claims, as well as for incurred but not yet reported claims. The Company believes the liability of approximately $1,952 recorded for such risk insurance reserves is adequate as of December 31, 2010, but due to judgments inherent in the reserve estimate, it is possible the ultimate costs will differ from this estimate.

As of December 31, 2010, the Company has provided certain vendors and insurers letters of credit aggregating $5,944 related to its product purchases and insurance coverage of product liability, workers’ compensation and general liability.

The Company self-insures its group health claims up to an annual stop loss limit of $200 per participant. Aggregate coverage is maintained for annual group health insurance claims in excess of 125% of expected claims. Historical group insurance loss experience forms the basis for the recognition of group health insurance reserves. Provisions for losses expected under these programs are recorded based on an analysis of historical insurance claim data and certain actuarial assumptions. The Company believes the liability of approximately $1,737 recorded for such group health insurance reserves is adequate as of December 31, 2010, but due to judgments inherent in the reserve estimation process it is possible the ultimate costs will differ from this estimate.

On May 4, 2010, Hy-Ko Products, Inc. filed a complaint against Hillman Group, and Kaba Ilco Corp., a manufacturer of blank replacement keys, in the United States District Court for the Northern District of Ohio Eastern Division, alleging that the defendants engaged in violations of federal and state antitrust laws regarding their business practices relating to automatic key machines and replacement keys. Hy-Ko Products’ May 4, 2010 filing against the Company is based, in part, on the Company’s previously-filed claim against Hy-Ko Products alleging infringement of certain patents of the Company. A claim construction hearing on the Company’s patent infringement claim against Hy-Ko Products occurred in September 2010 and a ruling is expected in the first half of 2011.

In its antitrust claim against the Company, Hy-Ko Products is seeking monetary damages which would be trebled under the antitrust laws, interest and attorney’s fees as well as injunctive relief. The antitrust claim against the Company has been stayed pending the resolution of the patents claim against Hy-Ko Products. Because the lawsuit is in a preliminary stage, it is not yet possible to assess the impact that the lawsuit will have on the Company. However, the Company believes that it has meritorious defenses and intends to defend the lawsuit vigorously.

In addition, legal proceedings are pending which are either in the ordinary course of business or incidental to the Company’s business. Those legal proceedings incidental to the business of the Company are generally not covered by insurance or other indemnity. In the opinion of management, the ultimate resolution of the pending litigation matters will not have a material adverse effect on the consolidated financial position, operations or cash flows of the Company.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

18.	Statements of Cash Flows:

Supplemental disclosures of cash flow information are presented below:

	Successor	Predecessor
	Seven Months ended December 31, 2010	Five Months ended May 28, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Cash paid during the period for:
Interest on junior subordinated debentures	$7,136	$5,096	$12,442	$12,231

Interest	$19,409	$7,710	$14,043	$19,112

Income taxes	$122	$575	$1,759	$985

Non-cash investing activities:
Property and equipment purchased with capital lease	$152	$—	$27	$238

Non-cash financing activities:
Increase in accrued dividends on preferred stock	$—	$—	$16,872	$15,142

19.	Quarterly Data (unaudited):

2010	Fourth	Third	Second	First
Net sales	$106,265	$122,715	$124,956	$108,460
Gross profit	52,783	62,665	64,099	56,522
Net (loss) income	(3,689)	1,450	(29,438)	(1,569)

2009	Fourth	Third	Second	First
Net sales	$99,462	$122,673	$123,813	$112,213
Gross profit	51,785	65,093	62,704	53,937
Net (loss) income	(2,487)	2,741	2,353	(3,837)

20.	Concentration of Credit Risks:

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high credit quality financial institutions. Concentrations of credit risk with respect to sales and trade receivables are limited due to the large number of customers comprising the Company’s customer base and their dispersion across geographic areas. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral.

For the year ended December 31, 2010, the largest three customers accounted for 43.7% of sales and 52.5% of the year-end accounts receivable balance. For the year ended December 31, 2009, the largest three customers accounted for 42.8% of sales and 55.0% of the year-end accounts receivable balance. For the year ended December 31, 2008, the largest three customers accounted for 40.7% of sales and 47.1% of the year-end accounts receivable balance. No other customer accounted for more than 5.0% of the Company’s total sales in 2010, 2009 or 2008.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

20.	Concentration of Credit Risks: (continued)

Concentration of credit risk with respect to purchases and trade payables are limited due to the large number of vendors comprising the Company’s vendor base, with dispersion across different industries and geographic areas. The Company’s largest vendor in terms of annual purchases accounted for 7.6% of the Company’s total purchases and 1.6% of the Company’s total trade payables on December 31, 2010.

21.	Segment and Geographic Information:

The Company provides merchandising services and products such as fasteners and related hardware items; threaded rod and metal shapes; keys, key duplication systems and accessories; and identification items, such as tags and letters, numbers and signs, to retail outlets, primarily hardware stores, home centers and mass merchants. Management considers all such sales to be part of a single operating segment.

The following geographic area data includes revenue based on product shipment destination for the periods ended December 31 or May 28 and long-lived assets based on physical location as of December 31:

	Successor	Predecessor
	Seven Months Ended December 31, 2010	Five Months Ended May 28, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Net sales:
United States	$264,804	$179,214	$442,695	$467,925
Canada	5,053	1,759	4,479	4,241
Mexico	3,149	2,243	4,980	3,416
Other	3,674	2,500	6,007	6,341

Consolidated net sales	$276,680	$185,716	$458,161	$481,923

Long-lived assets:
United States	$877,084		$466,737	$477,855
Canada	893		249	311
Mexico	—		—	55
Other	—		—	—

Consolidated long-lived assets	$877,977		$466,986	$478,221

	Successor	Predecessor
	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Cash & cash equivalents
United States	$6,286	$16,801	$6,775
Canada	1,027	250	234
Mexico	272	113	124

Consolidated cash & cash equivalents	$7,585	$17,164	$7,133

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

21.	Segment and Geographic Information: (continued)

Following is revenue based on products for the Company’s significant product categories:

	Successor	Predecessor
	Seven Months Ended December 31, 2010	Five Months Ended May 28, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Net sales
Keys	$48,897	$32,716	$78,012	$80,754
Engraving	17,038	12,242	35,518	40,945
Letters, numbers and signs	22,026	12,859	34,287	34,671
Fasteners	154,319	103,457	253,703	261,646
Threaded rod	17,360	12,471	30,118	37,145
Code cutter	1,844	1,377	3,353	4,934
Builders hardware	3,137	1,753	3,832	1,606
Other	12,059	8,841	19,338	20,222

Consolidated net sales	$276,680	$185,716	$458,161	$481,923

22.	Acquisition and Integration Expenses:

For the year ended December 31, 2010, the Company incurred $22,492 of one-time acquisition and integration expenses related to the Merger Transaction. The Predecessor incurred $11,342 of the acquisition and integration expense total, primarily for investment banking, legal and other advisory fees related to the sale of the Company. The remaining $11,150 of acquisition and integration expense was incurred by the Successor for legal, consulting, accounting and other advisory services incurred in connection with the acquisition of the Company.

23.	Subsequent Events:

On March 16, 2011, Hillman Group acquired all of the membership interests in TagWorks, L.L.C. (“TagWorks”), an Arizona limited liability company (the “TagWorks Acquisition”) for an initial purchase price of $40.0 million in cash. The closing purchase price is subject to post closing adjustments for certain changes in indebtedness and working capital of TagWorks and certain transaction expenses, in each case as provided in the purchase agreement. In addition, subject to fulfillment of certain conditions, Hillman Group will pay additional consideration of $12.5 million to the sellers of TagWorks on October 31, 2011, and an additional earn-out payment of up to $12.5 million in 2012.

Founded in 2007, TagWorks provides innovative pet ID tag programs to a leading pet products chain retailer using a unique, patent-protected / patent-pending technology and product portfolio. In conjunction with this agreement, Hillman Group entered into a seventeen (17) year agreement with KeyWorks-KeyExpress, LLC (“KeyWorks”), a company affiliated with TagWorks, to assign its patent-pending retail key program technology to Hillman Group and to continue to work collaboratively with us to develop next generation key duplicating technology.

The closing of the TagWorks Acquisition was concurrent with an offering of $50.0 million aggregate principal amount of Hillman Group’s 10.875% Senior Notes due 2018. Hillman Group used the net proceeds of the

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

23.	Subsequent Events: (continued)

offering of the notes to fund the acquisition of TagWorks, to repay a portion of indebtedness under its revolving credit facility and to pay related fees, expenses and other related payments. The notes are guaranteed by Hillman Companies, Hillman Investment Company and all of the domestic subsidiaries of Hillman Group.

The Company’s management has evaluated potential subsequent events for recording and disclosure in this Annual Report on Form 10-K for the year ended December 31, 2010 up to the issuance date of the financial statements. There were no additional items requiring disclosure.

24.	Supplemental Consolidating Guarantor and Non-Guarantor Financial Information:

The 10.875% Senior Notes were issued by The Hillman Group, Inc. and are fully and unconditionally guaranteed on a joint and several basis by Hillman Companies, Hillman Investment and each of Hillman Group’s domestic subsidiaries. The non-guarantor information presented represents our Canadian and Mexican subsidiaries.

The following financial information presents consolidating statements of operations, balance sheets, and cash flows for The Hillman Group, Inc., all guarantor subsidiaries, all non-guarantor subsidiaries and the eliminations necessary to provide the consolidated results for The Hillman Companies, Inc. and subsidiaries. For purposes of this presentation, investments in subsidiaries have been accounted for using the equity method of accounting. The principal consolidating adjustments eliminate investment in subsidiary and intercompany balances and transactions.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

24.	Supplemental Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Consolidating Statements of Operations

For the seven months ended December 31, 2010

(Amounts in thousands)

	Successor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net sales	$—	$258,391	$10,087	$8,202	$—	$276,680
Cost of sales	—	124,556	7,709	4,241	48	136,554

Gross profit	—	133,835	2,378	3,961	(48)	140,126

Operating expenses:
Selling, general and administrative expenses	283	84,773	1,964	3,740	—	90,760
Acquisition and integration expense	—	11,145	—	5	—	11,150
Depreciation	—	10,924	50	33	—	11,007
Amortization	10,669	—	—	—	—	10,669
Intercompany administrative (income) expense	—	(140)	—	140	—	—
Management and transaction fees to related party	—	—	—	—	—	—

Total operating expenses	10,952	106,702	2,014	3,918	—	123,586

Other (expense) income, net	283	(450)	(2)	314	—	145
Income from operations	(10,669)	26,683	362	357	(48)	16,685
Intercompany interest (income) expense	(7,135)	7,136	—	—	(1)	—
Interest expense, net	(248)	20,959	—	—	1	20,712
Interest on mandatorily redeemable preferred stock and management purchased options	—	—	—	—	—	—
Interest expense on junior subordinated debentures	7,356	—	—	—	—	7,356
Investment income on trust common securities	(220)	—	—	—	—	(220)

(Loss) income before equity in subsidiaries’ inc (loss)	(10,422)	(1,412)	362	357	(48)	(11,163)
Equity in subsidiaries’ income (loss)	(977)	435	—	—	542	—

Income (loss) before income taxes	(11,399)	(977)	362	357	494	(11,163)
Income tax provision (benefit)	(3,409)	—	138	146	—	(3,125)

Net income (loss)	$(7,990)	$(977)	$224	$211	$494	$(8,038)

Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	(1)	—	(1)
Change in derivative security value	—	(624)	—	—	—	(624)

Total comprehensive income (loss)	$(7,990)	$(1,601)	$224	$210	$494	$(8,663)

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

24.	Supplemental Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Consolidating Statements of Operations

For the five months ended May 28, 2010

(Amounts in thousands)

	Predecessor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net sales	$—	$175,470	$6,244	$4,002	$—	$185,716
Cost of sales	—	83,169	4,679	1,925	—	89,773

Gross profit	—	92,301	1,565	2,077	—	95,943

Operating expenses:
Selling, general and administrative expenses	19,069	60,784	1,396	1,601	—	82,850
Acquisition and integration expense	—	11,342	—	—	—	11,342
Depreciation	—	7,192	32	59	—	7,283
Amortization	2,663	—	15	—	—	2,678
Intercompany administrative (income) expense	—	(100)	—	100	—	—
Management and transaction fees to related party	438	—	—	—	—	438

Total operating expenses	22,170	79,218	1,443	1,760	—	104,591

Other (expense) income, net	16	11	(217)	76	—	(114)
Income from operations	(22,154)	13,094	(95)	393	—	(8,762)
Intercompany interest (income) expense	(5,097)	5,096	—	—	1	—
Interest expense, net	(154)	8,480	—	2	(1)	8,327
Interest on mandatorily redeemable preferred stock and management purchased options	5,488	—	—	—	—	5,488
Interest expense on junior subordinated debentures	5,254	—	—	—	—	5,254
Investment income on trust common securities	(158)	—	—	—	—	(158)

(Loss) income before equity in subsidiaries’ inc (loss)	(27,487)	(482)	(95)	391	—	(27,673)
Equity in subsidiaries’ income (loss)	(398)	84	—	—	314	—

Income (loss) before income taxes	(27,885)	(398)	(95)	391	314	(27,673)
Income tax provision (benefit)	(2,677)	—	48	164	—	(2,465)

Net income (loss)	$(25,208)	$(398)	$(143)	$227	$314	$(25,208)

Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	17	—	17
Change in derivative security value	—	1,161	—	—	—	1,161

Total comprehensive income (loss)	$(25,208)	$763	$(143)	$244	$314	$(24,030)

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

24.	Supplemental Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Consolidating Statements of Operations

For the year ended December 31, 2009

(Amounts in thousands)

	Predecessor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net sales	$—	$433,646	$15,056	$9,459	$—	$458,161
Cost of sales	—	208,231	11,232	5,081	98	224,642

Gross profit	—	225,415	3,824	4,378	(98)	233,519

Operating expenses:
Selling, general and administrative expenses	8,991	142,888	3,545	3,726	—	159,150
Depreciation	—	16,761	86	146	—	16,993
Amortization	6,875	—	37	—	—	6,912
Intercompany administrative (income) expense	—	(240)	—	238	2	—
Management and transaction fees to related party	1,010	—	—	—	—	1,010

Total operating expenses	16,876	159,409	3,668	4,110	2	184,065

Other (expense) income, net	286	(921)	(10)	523	2	(120)
Income from operations	(16,590)	65,085	146	791	(98)	49,334
Intercompany interest (income) expense	(12,232)	12,232	—	—	—	—
Interest expense, net	(358)	15,883	(4)	—	—	15,521
Interest on mandatorily redeemable preferred stock and management purchased options	12,312	—	—	—	—	12,312
Interest expense on junior subordinated debentures	12,820	—	—	—	—	12,820
Investment income on trust common securities	(378)	—	—	—	—	(378)

(Loss) income before equity in subsidiaries’ inc (loss)	(28,754)	36,970	150	791	(98)	9,059
Equity in subsidiaries’ income (loss)	37,562	592	—	—	(38,154)	—

Income (loss) before income taxes	8,808	37,562	150	791	(38,252)	9,059
Income tax provision	9,940	—	51	298	—	10,289

Net income (loss)	$(1,132)	$37,562	$99	$493	$(38,252)	$(1,230)

Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	(197)	—	(197)
Change in derivative security value	—	297	—	—	—	297

Total comprehensive income (loss)	$(1,132)	$37,859	$99	$296	$(38,252)	$(1,130)

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

24.	Supplemental Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Consolidating Statements of Operations

For the year ended December 31, 2008

(Amounts in thousands)

	Predecessor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net sales	$—	$452,973	$21,293	$7,657	$—	$481,923
Cost of sales	—	224,956	16,226	3,447	18	244,647

Gross profit	—	228,017	5,067	4,210	(18)	237,276

Operating expenses:
Selling, general and administrative expenses	1,053	152,621	3,949	3,727	—	161,350
Depreciation	—	17,581	91	163	—	17,835
Amortization	7,036	—	37	—	—	7,073
Intercompany administrative (income) expense	—	(240)	—	240	—	—
Management and transaction fees to related party	1,043	—	—	—	—	1,043

Total operating expenses	9,132	169,962	4,077	4,130	—	187,301

Other (expense) income, net	(1,428)	148	5	(975)	—	(2,250)
Income from operations	(10,560)	58,203	995	(895)	(18)	47,725
Intercompany interest (income) expense	(12,232)	12,232	—	—	—	—
Interest expense, net	(265)	20,822	(12)	—	—	20,545
Interest on mandatorily redeemable preferred stock and management purchased options	11,091	—	—	—	—	11,091
Interest expense on junior subordinated debentures	12,609	—	—	—	—	12,609
Investment income on trust common securities	(378)	—	—	—	—	(378)

(Loss) income before equity in subsidiaries’ inc (loss)	(21,385)	25,149	1,007	(895)	(18)	3,858
Equity in subsidiaries’ income (loss)	25,322	173	—	—	(25,495)	—

Income (loss) before income taxes	3,937	25,322	1,007	(895)	(25,513)	3,858
Income tax provision	5,084	—	382	(443)	—	5,023

Net income (loss)	$(1,147)	$25,322	$625	$(452)	$(25,513)	$(1,165)

Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	74	—	74
Change in derivative security value	—	(1,248)	—	—	—	(1,248)

Total comprehensive income (loss)	$(1,147)	$24,074	$625	$(378)	$(25,513)	$(2,339)

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

24.	Supplemental Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Consolidating Balance Sheet

As of December 31, 2010

(Amounts in thousands)

	Successor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$1	$5,166	$1,119	$1,299	$—	$7,585
Restricted investments	227	—	—	—	—	227
Accounts receivable	—	54,528	7,139	(5,157)	—	56,510
Inventories	—	84,011	10,644	3,384	(338)	97,701
Deferred income taxes	7,267	—	1,885	225	—	9,377
Other current assets	—	2,239	364	798	—	3,401

Total current assets	7,495	145,944	21,151	549	(338)	174,801
Intercompany notes receivable	105,446	—	—	—	(105,446)	—
Intercompany interest receivable	—	—	—	—	—	—
Investments in subsidiaries	(615,609)	31,720	—	—	583,889	—
Property and equipment	—	52,005	276	231	—	52,512
Goodwill	430,564	1,561	7,184	—	280	439,589
Other intangibles	356,981	—	6,095	—	—	363,076
Restricted investments	3,251	—	—	—	—	3,251
Deferred income taxes	25,423	392	(201)	379	(25,614)	379
Deferred financing fees	—	14,322	—	—	—	14,322
Investment in trust common securities	3,261	—	—	—	—	3,261
Other assets	—	900	25	662	—	1,587

Total assets	$316,812	$246,844	$34,530	$1,821	$452,771	$1,052,778

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$—	$27,433	$659	$332	$—	$28,424
Current portion of senior term loans	—	2,900	—	—	—	2,900
Current portion of capitalized lease and other obligations	—	30	—	—	—	30
Accrued expenses:
Salaries and wages	—	5,395	505	178	—	6,078
Pricing allowances	—	4,862	13	480	—	5,355
Income and other taxes	(283)	1,749	153	420	—	2,039
Interest	—	1,409	—	—	—	1,409
Deferred compensation	227	—	—	—	—	227
Other accrued expenses	—	6,484	1,201	214	—	7,899

Total current liabilities	(56)	50,262	2,531	1,624	—	54,361
Intercompany debt payable	—	105,446	—	—	(105,446)	—
Long term senior term loans	—	285,650	—	—	—	285,650
Bank revolving credit	—	12,000	—	—	—	12,000
Long term portion of capitalized lease and other obligations	—	134	—	—	—	134
Long term senior notes	—	150,000	—	—	—	150,000

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

24.	Supplemental Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Consolidating Balance Sheet

As of December 31, 2010

(Amounts in thousands)

	Successor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
LIABILITIES AND STOCKHOLDERS’ EQUITY (CONTINUED)
Junior subordinated debentures	115,837	—	—	—	—	115,837
Mandatorily redeemable preferred stock	—	—	—	—	—	—
Management purchased preferred options	—	—	—	—	—	—
Deferred compensation	3,251	—	—	—	—	3,251
Deferred income taxes, net	154,844	—	54	—	(25,614)	129,284
Accrued dividends on preferred stock	—	—	—	—	—	—
Other non-current liabilities	—	2,283	—	—	—	2,283

Total liabilities	273,876	605,775	2,585	1,624	(131,060)	752,800

Common stock with put options:
Common stock, $.01 par, 5,000 shares authorized, 198.4 issued and outstanding at December 31, 2010.	12,247	—	—	—	—	12,247
Class A Common stock, $.01 par, zero authorized, issued and outstanding at December 31, 2010; 23,141 shares authorized, 395.7 issued and outstanding at December 31, 2009.	—	—	—	—	—	—
Class B Common stock, $.01 par, zero authorized, issued and outstanding at December 31, 2010; 2,500 shares authorized, 970.6 issued and outstanding at December 31, 2009.	—	—	—	—	—	—
Commitments and Contingencies
Stockholders’ Equity:
Preferred Stock:
Preferred stock, $.01 par, 5,000 shares authorized, none issued and outstanding at December 31, 2010.	—	—	—	—	—	—
Class A Preferred stock, $.01 par, zero authorized, issued and outstanding at December 31, 2010; $1,000 liquidation value, 238,889 shares authorized, 82,104.8 issued and outstanding at December 31, 2009.	—	—	—	—	—	—
Common Stock:
Common stock, $.01 par, 5,000 shares authorized, 4,801.6 issued and outstanding at December 31, 2010.	—	—	—	—	—	—
Class A Common stock, $.01 par, zero authorized, issued and outstanding at December 31, 2010; 23,141 shares authorized, 5,805.3 issued and outstanding at December 31, 2009.	—	—	65	—	(65)	—
Class C Common stock, $.01 par, zero authorized, issued and outstanding at December 31, 2010; 30,109 shares authorized, 2,787.1 issued and outstanding at December 31, 2009.	—	—	—	—	—	—
Additional paid-in capital	133,138	(149,918)	31,656	341	281,177	296,394
Accumulated deficit	(102,449)	(208,389)	224	338	302,238	(8,038)
Accumulated other comprehensive loss	—	(624)	—	(482)	481	(625)

Total stockholders’ equity	30,689	(358,931)	31,945	197	583,831	287,731

Total liabilities and stockholders’ equity	$316,812	$246,844	$34,530	$1,821	$452,771	$1,052,778

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

24.	Supplemental Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Consolidating Balance Sheet

As of December 31, 2009

(Amounts in thousands)

	Predecessor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$1	$16,282	$518	$363	$—	$17,164
Restricted investments	334	—	—	—	—	334
Accounts receivable	—	51,078	4,409	(3,730)	—	51,757
Inventories	—	75,364	5,204	2,904	(290)	83,182
Deferred income taxes	7,215	—	653	232	—	8,100
Other current assets	—	2,417	78	162	—	2,657

Total current assets	7,550	145,141	10,862	(69)	(290)	163,194
Intercompany notes receivable	105,446	—	—	—	(105,446)	—
Intercompany interest receivable	—	—	—	—	—	—
Investments in subsidiaries	(464,499)	10,212	—	—	454,287	—
Property and equipment	—	47,109	238	218	—	47,565
Goodwill	255,717	1,797	292	—	—	257,806
Other intangibles	146,059	—	581	—	—	146,640
Restricted investments	2,709	—	—	—	—	2,709
Deferred income taxes	19,792	733	(82)	419	(20,444)	418
Deferred financing fees	2,249	3,441	—	—	—	5,690
Investment in trust common securities	3,261	—	—	—	—	3,261
Other assets	—	1,142	25	31	—	1,198

Total assets	$78,284	$209,575	$11,916	$599	$328,107	$628,481

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$—	$18,314	$752	$125	$—	$19,191
Current portion of senior term loans	—	9,519	—	—	—	9,519
Current portion of capitalized lease and other obligations	—	349	—	—	—	349
Accrued expenses:
Salaries and wages	—	7,305	165	154	—	7,624
Pricing allowances	—	4,968	—	349	—	5,317
Income and other taxes	118	1,618	(2)	170	—	1,904
Interest	—	2,199	—	—	—	2,199
Deferred compensation	334	—	—	—	—	334
Other accrued expenses	—	5,943	45	159	—	6,147

Total current liabilities	452	50,215	960	957	—	52,584
Intercompany debt payable	—	105,446	—	—	(105,446)	—
Intercompany interest payable	—	—	—	—	—	—
Long term senior term loans	—	148,330	—	—	—	148,330
Long term portion of capitalized lease and other obligations	—	145	—	—	—	145
Long term senior notes	—	—	—	—	—	—
Long term unsecured subordinated notes	—	49,820	—	—	—	49,820

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

24.	Supplemental Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Consolidating Balance Sheet

As of December 31, 2009

(Amounts in thousands)

	Predecessor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
LIABILITIES AND STOCKHOLDERS’ EQUITY (CONTINUED)
Junior subordinated debentures	115,716	—	—	—	—	115,716
Mandatorily redeemable preferred stock	111,452	—	—	—	—	111,452
Management purchased preferred options	6,617	—	—	—	—	6,617
Deferred compensation	2,709	—	—	—	—	2,709
Deferred income taxes, net	70,582	—	31	—	(20,444)	50,169
Accrued dividends on preferred stock	75,580	—	—	—	—	75,580
Other non-current liabilities	14,735	3,732	—	—	—	18,467

Total liabilities	397,843	357,688	991	957	(125,890)	631,589

Common and preferred stock with put options:
Class A Preferred stock, $.01 par, $1,000 liquidation value, 238,889 shares authorized, none issued and outstanding at December 31, 2009.	—	—	—	—	—	—
Class A Common stock, $.01 par, 23,141 shares authorized, 395.7 issued and outstanding at December 31, 2009.	2,158	—	—	—	—	2,158
Class B Common stock, $.01 par, 2,500 shares authorized, 970.6 issued and outstanding at December 31, 2009	4,323	1	—	—	969	5,293

Commitments and Contingencies

Stockholders’ Equity:
Preferred Stock:
Class A Preferred stock, $.01 par, $1,000 liquidation value, 238,889 shares authorized, 82,104.8 issued and outstanding at December 31, 2009.	1	—	—	—	—	1

Common Stock:
Class A Common stock, $.01 par, 23,141 shares authorized, 5,805.3 issued and outstanding at December 31, 2009.	—	—	50	—	(50)	—
Class C Common stock, $.01 par, 30,109 shares authorized, 2,787.1 issued and outstanding at December 31, 2009.	—	—	—	—	—	—

Additional paid-in capital	10,494	19,980	10,193	1	(30,366)	10,302
Accumulated deficit	(336,697)	(166,933)	682	127	483,444	(19,377)
Accumulated other comprehensive loss	162	(1,161)	—	(486)	—	(1,485)

Total stockholders’ equity	(326,040)	(148,114)	10,925	(358)	453,028	(10,559)

Total liabilities and stockholders’ equity	$78,284	$209,575	$11,916	$599	$328,107	$628,481

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

24.	Supplemental Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Consolidating Statement of Cash Flows

For the seven months ended December 31, 2010

(Amounts in thousands)

	Successor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Cash flows from operating activities:
Net income (loss)	$(7,013)	$(1,401)	$224	$211	$(59)	$(8,038)
Adjustments to reconcile net loss to net cash (used for) provided by operating activities:
Depreciation and amortization	10,669	10,924	50	33	—	21,676
Dispositions of property and equipment	—	60	—	—	—	60
Deferred income tax provision (benefit)	(4,545)	(1,125)	79	(69)	—	(5,660)
Deferred financing and original issue discount amortization	2,590	(1,296)	—	—	—	1,294
Stock-based compensation expense	—	—	—	—	—	—
Changes in operating items:
Accounts receivable	—	14,195	727	(236)	—	14,686
Inventories	—	(11,030)	(100)	(590)	59	(11,661)
Other assets	—	(2,625)	38	1,444	(12)	(1,155)
Accounts payable	—	7,229	(374)	196	—	7,051
Interest payable on junior subordinated debentures	—	—	—	—	—	—
Other accrued liabilities	(69)	(11,228)	4	417	5,096	(5,780)
Other items, net	196,134	(213,837)	21,664	(151)	(5,084)	(1,274)

Net cash provided by (used for) operating activities	197,766	(210,134)	22,312	1,255	—	11,199

Cash flows from investing activities:
Payments for Quick Tag and Laser Key licenses	—	(12,750)	—	—	—	(12,750)
Payment for Servalite acquisition	—	—	(21,335)			(21,335)
Capital expenditures	—	(9,518)	(64)	(93)	—	(9,675)
Other, net	—	—	—	—	—	—

Net cash used for investing activities	—	(22,268)	(21,399)	(93)	—	(43,760)

Cash flows from financing activities:
Borrowings of senior term loans	—	290,000	—	—	—	290,000
Repayments of senior term loans	—	(149,756)	—	—	—	(149,756)
Borrowings of revolving credit loans	—	12,600	—	—	—	12,600
Repayments of revolving credit loans	—	(600)	—	—	—	(600)
Principal payments under capitalized lease obligations	—	(50)	—	—	—	(50)
Repayments of unsecured subordinated notes	—	(49,820)	—	—	—	(49,820)
Borrowings of senior notes	—	150,000	—	—	—	150,000
Financing fees, net	—	(15,729)	—	—	—	(15,729)
Purchase predecessor equity securities	(506,407)	—	—	—	—	(506,407)
Proceeds from sale of successor equity securities	308,641	—	—	—	—	308,641

Net cash (used for) provided by financing activities	(197,766)	236,645	—	—	—	38,879

Net (decrease) increase in cash and cash equivalents	—	4,243	913	1,162	—	6,318
Cash and cash equivalents at beginning of period	1	923	206	137	—	1,267

Cash and cash equivalents at end of period	$1	$5,166	$1,119	$1,299	$—	$7,585

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

24.	Supplemental Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Consolidating Statement of Cash Flows

For the five months ended May 28, 2010

(Amounts in thousands)

	Predecessor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated

Cash flows from operating activities:
Net loss	$(24,810)	$(493)	$(143)	$227	$11	$(25,208)
Adjustments to reconcile net loss to net cash (used for) provided by operating activities:
Depreciation and amortization	2,663	7,192	47	59	—	9,961
Dispositions of property and equipment	—	74	—	—	—	74
Deferred income tax provision (benefit)	(2,757)	733	45	58	—	(1,921)
Deferred financing and original issue discount amortization	(155)	670	—	—	—	515
Interest on mandatorily redeemable preferred stock and management purchased options	5,488	—	—	—	—	5,488
Stock-based compensation expense	19,053	—	—	—	—	19,053
Changes in operating items:
Accounts receivable	—	(15,724)	(658)	(434)	—	(16,816)
Inventories	—	2,383	477	110	(11)	2,959
Other assets	—	597	(178)	(307)	12	124
Accounts payable	—	1,890	(71)	11	—	1,830
Other accrued liabilities	(332)	9,561	176	43	(5,096)	4,352
Other items, net	850	(6,843)	—	15	5,084	(894)

Net cash provided by (used for) operating activities	—	40	(305)	(218)	—	(483)

Cash flows from investing activities:
Capital expenditures	—	(5,396)	(7)	(8)	—	(5,411)
Other, net	—	—	—	—	—	—

Net cash used for investing activities	—	(5,396)	(7)	(8)	—	(5,411)

Cash flows from financing activities:
Repayments of senior term loans	—	(9,544)	—	—	—	(9,544)
Principal payments under capitalized lease obligations	—	(459)	—	—	—	(459)

Net cash used for financing activities	—	(10,003)	—	—	—	(10,003)

Net decrease in cash and cash equivalents	—	(15,359)	(312)	(226)	—	(15,897)
Cash and cash equivalents at beginning of period	1	16,282	518	363	—	17,164

Cash and cash equivalents at end of period	$1	$923	$206	$137	$—	$1,267

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

24.	Supplemental Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Consolidating Statement of Cash Flows

For the year ended December 31, 2009

(Amounts in thousands)

	Predecessor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consol- idating Adjust- ments	Consolidated
Cash flows from operating activities:
Net loss	$(38,694)	$36,970	$99	$493	$(98)	$(1,230)
Adjustments to reconcile net loss to net cash (used for) provided by operating activities:
Depreciation and amortization	6,875	16,761	123	146	—	23,905
Dispositions of property and equipment	—	243	—	—	—	243
Deferred income tax provision (benefit)	8,771	179	(270)	(7)	—	8,673
Deferred financing and original issue discount amortization	(358)	1,633	—	—	—	1,275
Interest on mandatorily redeemable preferred stockand management purchased options	12,312	—	—	—	—	12,312
Stock-based compensation expense	8,737	—	—	—	—	8,737
Changes in operating items:
Accounts receivable	—	1,898	287	(552)	—	1,633
Inventories	—	18,465	705	(986)	98	18,282
Other assets	—	866	(1,272)	1,355	—	949
Accounts payable	—	(6,186)	29	(62)	—	(6,219)
Interest payable on junior subordinated debentures	—	—	—	—	—	—
Other accrued liabilities	40	3,697	77	(187)	—	3,627
Other items, net	2,317	(2,370)	58	(195)	—	(190)

Net cash (used for) provided by operating activities	—	72,156	(164)	5	—	71,997

Cash flows from investing activities:
Capital expenditures	—	(12,958)	(13)	—	—	(12,971)
Other, net	—	—	—	—	—	—

Net cash provided by (used for) investing activities	—	(12,958)	(13)	—	—	(12,971)

Cash flows from financing activities:
Repayments of senior term loans	—	(45,000)	—	—	—	(45,000)
Principal payments under capitalized lease obligations	—	(394)	—	—	—	(394)
Refinancing fees	—	(2,921)	—	—	—	(2,921)
Redemption of securities	—	(1,141)	—	—	—	(1,141)
Borrowings under other credit obligations	—	461	—	—	—	461

Net cash used for financing activities	—	(48,995)	—	—	—	(48,995)

Net (decrease) increase in cash and cash equivalents	—	10,203	(177)	5	—	10,031
Cash and cash equivalents at beginning of period	1	6,079	695	358	—	7,133

Cash and cash equivalents at end of period	$1	$16,282	$518	$363	$—	$17,164

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

24.	Supplemental Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Consolidating Statement of Cash Flows

For the year ended December 31, 2008

(Amounts in thousands)

	Predecessor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consol- idating Adjust- ments	Consolidated
Cash flows from operating activities:
Net loss	$(26,469)	$25,149	$625	$(452)	$(18)	$(1,165)
Adjustments to reconcile net loss to net cash (used for) provided by operating activities:
Depreciation and amortization	7,036	17,581	128	163	—	24,908
Dispositions of property and equipment	—	75	—	—	—	75
Deferred income tax provision (benefit)	4,457	(781)	407	(607)	—	3,476
Deferred financing and original issue discount amortization	(386)	1,680	—	—	—	1,294
Interest on mandatorily redeemable preferred stock and management purchased options	11,091	—	—	—	—	11,091
Stock-based compensation expense	2,481	—	—	—	—	2,481
Changes in operating items:
Accounts receivable	—	(4,205)	(151)	(72)	—	(4,428)
Inventories	—	(4,794)	1,463	(175)	18	(3,488)
Other assets	—	1,140	(2,283)	403	—	(740)
Accounts payable	—	2,373	(64)	(132)	—	2,177
Other accrued liabilities	(61)	498	4	128	—	569
Other items, net	1,851	(1,025)	109	407	—	1,342

Net cash (used for) provided by operating activities	—	37,691	238	(337)	—	37,592

Cash flows from investing activities:
Capital expenditures	—	(13,241)	(24)	(144)	—	(13,409)
Other, net	—	—	—	—	—	—

Net cash provided by (used for) investing activities	—	(13,241)	(24)	(144)	—	(13,409)

Cash flows from financing activities:
Repayments of senior term loans	—	(28,626)	—	—	—	(28,626)
Borrowings of revolving credit loans	—	24,250	—	—	—	24,250
Repayments of revolving credit loans	—	(24,250)	—	—	—	(24,250)
Principal payments under capitalized lease obligations	—	(343)	—	—	—	(343)

Net cash used for financing activities	—	(28,969)	—	—	—	(28,969)

Net (decrease) increase in cash and cash equivalents	—	(4,519)	214	(481)	—	(4,786)
Cash and cash equivalents at beginning of period	1	10,598	481	839	—	11,919

Cash and cash equivalents at end of period	$1	$6,079	$695	$358	$—	$7,133

Financial Statement Schedule:

Schedule II – VALUATION ACCOUNTS

(dollars in thousands)

	Deducted From Assets in Balance Sheet
	Allowance for Doubtful Accounts		Allowance for Obsolete/ Excess Inventory

Ending Balance - December 31, 2007 - Predecessor	$597		$6,164

Additions charged to cost and expense	40		381
Additions from acquired company	—		(191)

Deductions due to:
Others	93	(A)	266	(A)

Ending Balance - December 31, 2008 - Predecessor	544		6,088

Additions charged to cost and expense	345		1,530

Deductions due to:
Others	375	(A)	473	(A)

Ending Balance - December 31, 2009 - Predecessor	514		7,145

Additions charged to cost and expense	26		954

Deductions due to:
Others	8	(A)	21	(A)

Ending Balance - May 28, 2010 - Predecessor	532		8,078

Additions charged to cost and expense	18		553
Additions from Merger Transaction	—		951
Additions from acquired company	59		2,411

Deductions due to:
Others	89	(A)	983	(A)

Ending Balance - December 31, 2010 - Successor	$520		$11,010

Notes:

(A)	Includes write-off of accounts receivable (net of bad debt recoveries) and inventories.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(dollars in thousands)

	June 30, 2011	December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	$3,038	$7,585
Restricted investments	227	227
Accounts receivable	73,549	56,510
Inventories	103,343	97,701
Deferred income taxes	8,717	9,377
Other current assets	5,208	3,401

Total current assets	194,082	174,801
Property and equipment	69,328	52,512
Goodwill	451,052	439,589
Other intangibles	385,744	363,076
Restricted investments	3,478	3,251
Deferred income taxes	449	379
Deferred financing fees	15,611	14,322
Investment in trust common securities	3,261	3,261
Other assets	2,017	1,587

Total assets	$1,125,022	$1,052,778

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$30,004	$28,424
Current portion of senior term loans	2,900	2,900
Current portion of capitalized lease and other obligations	30	30
Additional acquisition consideration payable	24,548	—
Accrued expenses:
Salaries and wages	5,224	6,078
Pricing allowances	6,002	5,355
Income and other taxes	2,380	2,039
Interest	1,959	1,409
Deferred compensation	227	227
Other accrued expenses	5,606	7,899

Total current liabilities	78,880	54,361
Long term senior term loans	284,200	285,650
Bank revolving credit	13,444	12,000
Long term capitalized lease and other obligations	119	134
Long term senior notes	204,488	150,000
Junior subordinated debentures	115,624	115,837
Deferred compensation	3,478	3,251
Deferred income taxes	126,195	129,284
Other non-current liabilities	3,550	2,283

Total liabilities	829,978	752,800

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(dollars in thousands)

	June 30, 2011	December 31, 2010
LIABILITIES AND STOCKHOLDERS’ EQUITY (CONTINUED)
Common stock with put options:
Common stock, $.01 par, 5,000 shares authorized, 198.3 issued and outstanding at June 30, 2011	12,247	12,247

Commitments and contingencies

Stockholders’ Equity:
Preferred Stock:
Preferred stock, $.01 par, 5,000 shares authorized, none issued and outstanding at June 30, 2011	—	—
Common Stock:
Common stock, $.01 par, 5,000 shares authorized, 4,801.7 issued and outstanding at June 30, 2011	—	—
Additional paid-in capital	296,544	296,394
Accumulated deficit	(13,788)	(8,038)
Accumulated other comprehensive income (loss)	41	(625)

Total stockholders’ equity	282,797	287,731

Total liabilities and stockholders’ equity	$1,125,022	$1,052,778

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(dollars in thousands)

	Successor		Predecessor
	Three Months Ended June 30, 2011	One Month Ended June 30, 2010	Two Months Ended May 28, 2010
Net sales	$135,396	$47,700	$77,256
Cost of sales (exclusive of depreciation and amortization shown separately below)	66,225	23,022	37,835
Selling, general and administrative expenses	41,921	14,299	42,562
Acquisition and integration	490	10,403	11,311
Depreciation	5,802	1,522	2,993
Amortization	5,336	1,515	1,071
Management and transaction fees to related party	—	—	187
Other (income) expense, net	(73)	136	227

Income (loss) from operations	15,695	(3,197)	(18,930)
Interest expense, net	11,448	3,619	4,147
Interest expense on mandatorily redeemable preferred stock and management purchased options	—	—	2,242
Interest expense on junior subordinated debentures	3,153	1,051	2,102
Investment income on trust common securities	(94)	(31)	(63)

Income (loss) before income taxes	1,188	(7,836)	(27,358)
Income tax provision (benefit)	2,056	(2,037)	(3,719)

Net loss	$(868)	$(5,799)	$(23,639)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(dollars in thousands)

	Successor		Predecessor
	Six Months Ended June 30, 2011	One Month Ended June 30, 2010	Five Months Ended May 28, 2010
Net sales	$246,690	$47,700	$185,716
Cost of sales (exclusive of depreciation and amortization shown separately below)	121,881	23,022	89,773
Selling, general and administrative expenses	84,367	14,299	82,850
Acquisition and integration	1,780	10,403	11,342
Depreciation	10,241	1,522	7,283
Amortization	10,077	1,515	2,678
Management and transaction fees to related party	—	—	438
Other (income) expense, net	(438)	136	114

Income (loss) from operations	18,782	(3,197)	(8,762)
Interest expense, net	20,525	3,619	8,327
Interest expense on mandatorily redeemable preferred stock and management purchased options	—	—	5,488
Interest expense on junior subordinated debentures	6,305	1,051	5,254
Investment income on trust common securities	(189)	(31)	(158)

Loss before income taxes	(7,859)	(7,836)	(27,673)
Income tax benefit	(2,109)	(2,037)	(2,465)

Net loss	$(5,750)	$(5,799)	$(25,208)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(dollars in thousands)

	Successor		Predecessor
	Six Months Ended June 30, 2011	One Month Ended June 30, 2010	Five Months Ended May 28, 2010
Cash flows from operating activities:
Net loss	$(5,750)	$(5,799)	$(25,208)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	20,318	3,037	9,961
Dispositions of property and equipment	45	—	74
Deferred income tax benefit	(2,288)	(2,107)	(1,921)
Deferred financing and original issue discount amortization	983	172	515
Interest on mandatorily redeemable preferred stock and management purchased options	—	—	5,488
Stock-based compensation expense	—	—	19,053
Other non-cash interest and change in value of interest rate swap	1,204	—	—
Changes in operating items:
Accounts receivable	(16,304)	266	(16,816)
Inventories	(4,143)	(2,512)	2,959
Other assets	(2,020)	(569)	124
Accounts payable	1,058	7,016	1,830
Other accrued liabilities	(1,609)	(6,582)	4,352
Other items, net	932	(82)	(894)

Net cash used for operating activities	(7,574)	(7,160)	(483)

Cash flows from investing activities:
TagWorks acquisition	(40,359)	—	—
Payment for Quick Tag license	—	(11,500)	—
Capital expenditures	(8,596)	(1,349)	(5,411)

Net cash used for investing activities	(48,955)	(12,849)	(5,411)

Cash flows from financing activities:
Borrowings of senior term loans	—	290,000	—
Repayments of senior term loans	(1,450)	(148,306)	(9,544)
Borrowings of revolving credit loans	9,444	600	—
Repayments of revolving credit loans	(8,000)	(600)	—
Principal payments under capitalized lease obligations	(15)	(6)	(459)
Repayments of unsecured subordinated notes	—	(49,820)	—
Borrowings of senior notes	50,000	150,000	—
Premium on senior notes	4,625	—	—
Financing fees, net	(2,622)	(15,729)	—
Purchase predecessor equity securities	—	(506,407)	—
Proceeds from sale of successor equity securities	—	308,641	—

Net cash provided by (used for) financing activities	51,982	28,373	(10,003)

Net (decrease) increase in cash and cash equivalents	(4,547)	8,364	(15,897)
Cash and cash equivalents at beginning of period	7,585	1,267	17,164

Cash and cash equivalents at end of period	$3,038	$9,631	$1,267

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Unaudited)

(dollars in thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Total Stockholders’ Equity
Balance at December 31, 2010	$—	$296,394	$(8,038)	$(625)		$287,731
Net loss	—	—	(5,750)	—	$(5,750)	(5,750)
Issuance of 150 shares of Holdco common stock (2)	—	150	—	—	—	150
Change in cumulative foreign translation adjustment (1)	—	—	—	42	42	42
Change in derivative security value (1)	—	—	—	624	624	624

Comprehensive loss					$(5,084)

Balance at June 30, 2011	$—	$296,544	$(13,788)	$41		$282,797

(1)	The cumulative foreign translation adjustment and change in derivative security value are net of taxes and represent the only items of other comprehensive income (loss).
(2)	In January 2011, a member of the Board of Directors purchased 150 shares of OHCP HM Acquisition Corp (“Holdco”) common stock.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

1. Basis of Presentation:

The accompanying financial statements include the condensed consolidated accounts of The Hillman Companies, Inc. (“Hillman Companies”) and its wholly-owned subsidiaries (collectively “Hillman” or the “Company”). All significant intercompany balances and transactions have been eliminated.

On May 28, 2010, Hillman Companies was acquired by an affiliate of Oak Hill Capital Partners (“OHCP”) and certain members of Hillman’s management and Board of Directors. Pursuant to the terms and conditions of an Agreement and Plan of Merger dated as of April 21, 2010, the Company was merged with an affiliate of OHCP with the Company surviving the merger (the “Merger Transaction”). As a result of the Merger Transaction, Hillman Companies is a wholly-owned subsidiary of OHCP HM Acquisition Corp. (“Holdco”). The total consideration paid in the Merger Transaction was $832,679 which includes $11,500 for the Quick Tag license and related patents, the repayment of outstanding debt and the net value of the Company’s outstanding junior subordinated debentures ($105,443 liquidation value at the time of the merger).

Prior to the Merger Transaction, affiliates of Code Hennessy & Simmons LLC (“CHS”) owned 49.3% of the Company’s outstanding common stock and 54.6% of the Company’s voting common stock, Ontario Teacher’s Pension Plan (“OTPP”) owned 28.0% of the Company’s outstanding common stock and 31.0% of the Company’s voting common stock and HarbourVest Partners VI (“HarbourVest”) owned 8.7% of the Company’s outstanding common stock and 9.7% of the Company’s voting common stock. Certain current and former members of management owned 13.7% of the Company’s outstanding common stock and 4.4% of the Company’s voting common stock. Other investors owned 0.3% of the Company’s common stock and 0.3% of the Company’s voting common stock.

The Company’s condensed consolidated statements of operations and cash flows for the period presented prior to May 28, 2010 are referenced herein as the predecessor financial statements (the “Predecessor” or “Predecessor Financial Statements”). The Company’s condensed consolidated balance sheets as of June 30, 2011 and December 31, 2010, its related statements of operations, cash flows and changes in stockholders’ equity for the periods presented subsequent to the Merger Transaction are referenced herein as the successor financial statements (the “Successor” or “Successor Financial Statements”).

The Successor Financial Statements reflect the allocation of the aggregate purchase price of $832,679, including the value of the Company’s junior subordinated debentures, to the assets and liabilities of Hillman based on fair values at the date of the Merger Transaction in accordance with ASC Topic 805, “Business Combinations.”

The Company’s financial statements have been presented on the basis of push down accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 805-50-S99. FASB ASC 805-50-S99 states that the push down basis of accounting should be used in a purchase transaction in which the entity becomes wholly-owned by another entity. Under the push down basis of accounting, certain transactions incurred by the parent company which would otherwise be accounted for in the accounts of the parent are “pushed down” and recorded on the financial statements of the subsidiary. Accordingly, certain items resulting from the OHCP Merger Transaction have been recorded on the financial statements of the Company.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

1. Basis of Presentation (continued):

The following tables reconcile the fair value of the acquired assets and assumed liabilities to the total purchase price:

Amount
Cash paid as merger consideration	$715,736
Cash paid for Quick Tag license and related patents	11,500

Fair value of consideration transferred	$727,236

Cash	$1,267
Accounts Receivable, net	68,573
Inventory, net	79,297
Other current assets	11,816
Property and equipment	53,607
Goodwill	431,926
Intangible assets	366,400
Other non-current assets	3,644

Total assets acquired	1,016,530
Less:
Accounts payable	(21,021)
Deferred income taxes	(133,249)
Junior subordinated debentures	(105,443)
Junior subordinated debentures premium	(7,378)
Other liabilities assumed	(22,203)

Net assets acquired	$727,236

The following table indicates the pro-forma financial statements of the Company for the three and six months ended June 30, 2011 and 2010. The pro forma financial statements give effect to the Merger Transaction and the acquisitions of Servalite and TagWorks (each as defined herein) as if they had occurred on January 1, 2010:

	(Unaudited) Three Months Ended June 30, 2011	(Unaudited) Six Months Ended June 30, 2011	(Unaudited) Three Months Ended June 30, 2010	(Unaudited) Six Months Ended June 30, 2010
Net Sales	$135,396	$249,778	$135,513	$252,086
Net (Loss) Income	(868)	(6,649)	809	(649)

The pro-forma results are based on assumptions that the Company believes are reasonable under the circumstances. The pro-forma results are not necessarily indicative of the operating results that would have occurred if the acquisition had been effective January 1, 2010, nor are they intended to be indicative of results that may occur in the future. The underlying pro-forma information includes the historical results of the Company, the Company’s financing arrangements, and certain purchase accounting adjustments.

The accompanying unaudited condensed consolidated financial statements present information in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and applicable rules of Regulation S-X. Accordingly, they do not include all information or footnotes required by

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

1. Basis of Presentation (continued):

generally accepted accounting principles for complete financial statements. Management believes the financial statements include all normal recurring accrual adjustments necessary for a fair presentation. Operating results for the six month Successor period ended June 30, 2011 do not necessarily indicate the results that may be expected for the full year. For further information, refer to the consolidated financial statements and notes thereto included in the Company’s annual report filed on Form 10-K for the year ended December 31, 2010.

Nature of Operations:

The Company is one of the largest providers of value-added merchandising services and hardware-related products to retail markets in North America through its wholly-owned subsidiary, The Hillman Group, Inc. (“Hillman Group”). A subsidiary of Hillman Group operates in (1) Canada under the name The Hillman Group Canada, Ltd., (2) Mexico under the name SunSource Integrated Services de Mexico SA de CV, (3) Australia under the name Hillman Group Australia Pty Ltd., (4) the U.S. under the name TagWorks LLC, (“TagWorks”) and (5) primarily in Florida under the name All Points Industries, Inc. (“All Points”). Hillman Group provides merchandising services and products such as fasteners and related hardware items; threaded rod and metal shapes; builder’s hardware; keys, key duplication systems and accessories; and identification items, such as tags and letters, numbers and signs to retail outlets, primarily hardware stores, home centers and mass merchants.

2. Summary of Significant Accounting Policies:

The significant accounting policies should be read in conjunction with the significant accounting policies included in the Form 10-K for the year ended December 31, 2010. Policies included herein were updated for activity in the interim period.

Use of Estimates in the Preparation of Financial Statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results may differ from estimates.

Accounts Receivable and Allowance for Doubtful Accounts:

The Company establishes the allowance for doubtful accounts using the specific identification method and also provides a reserve in the aggregate. The estimates for calculating the aggregate reserve are based on historical collection experience. Increases to the allowance for doubtful accounts result in a corresponding expense. The Company writes off individual accounts receivable when collection becomes improbable. The allowance for doubtful accounts was $584 at June 30, 2011 and $520 at December 31, 2010.

Shipping and Handling:

The costs incurred to ship product to customers, including freight and handling expenses, are included in selling, general and administrative (“SG&A”) expenses on the Company’s condensed consolidated statements of operations. The Company’s shipping and handling costs were $5,739 and $10,902 in the Successor three and six month periods ended June 30, 2011, respectively. The Successor shipping and handling costs included in SG&A were $1,999 for the one month period ended June 30, 2010. The Predecessor shipping and handling costs included in SG&A were $3,153 and $7,398 for the two and five month periods ended May 28, 2010, respectively.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

3. Recent Accounting Pronouncements:

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, “Improving Disclosures about Fair Value Measurement.” This guidance amends ASC Topic 820 to require new disclosures for fair value measurements and provides clarification for existing disclosure requirements. The guidance requires new disclosures about transfers in and out of Levels 1 and 2 and further descriptions for the reasons for the transfers. The guidance also requires more detailed disclosure about the activity within Level 3 fair value measurements. The Company adopted the guidance on January 1, 2010, except for the requirements related to Level 3 disclosures, which were adopted on January 1, 2011. This guidance requires expanded disclosures only, and did not have a material impact on the Company’s consolidated results of operations or financial condition.

In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations.” This ASU addresses the diversity in practice about the interpretation of the pro-forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This update also expands the supplemental pro-forma disclosures under Topic 805 to include a description of the nature and amount of material, non-recurring pro-forma adjustments directly attributable to the business combination included in the reported pro-forma revenue and earnings. All amendments in the update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company adopted this update on January 1, 2011 and the adoption of this update did not have a material impact on the Company’s consolidated results of operations or financial condition.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” The amendments in this Update generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This Update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRS. The amendments in this Update are to be applied prospectively and are effective during interim and annual periods beginning after December 15, 2011. The Company does not expect this guidance to have a significant impact on our consolidated results of operations or financial condition.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income,” requiring most entities to present items of net income and other comprehensive income either in one continuous statement—referred to as the statement of comprehensive income—or in two separate, but consecutive, statements of net income and other comprehensive income. The new requirements are effective for interim and annual periods beginning after December 15, 2011. The Company does not expect this guidance to have a significant impact on our consolidated results of operation or financial condition.

4. Acquisitions:

On December 29, 2010, the Hillman Group entered into a Stock Purchase Agreement (the “Agreement”) by and among Serv-A-Lite Products, Inc. (“Servalite”), Thomas Rowe, Mary Jennifer Rowe and the Hillman Group, whereby the Hillman Group acquired all of the equity interest of Servalite. The aggregate purchase price was $21,360 paid in cash.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

4. Acquisitions (continued):

The following table reconciles the estimated fair value of the acquired Servalite assets and assumed liabilities to the total purchase price:

Account receivable	$2,622
Inventory	5,734
Other current assets	144
Deferred income taxes	1,244
Property and equipment	49
Goodwill	4,180
Intangibles	9,100

Total assets acquired	23,073
Less:
Liabilities assumed	1,713

Total purchase price	$21,360

The excess of the purchase price over the net assets has been preliminarily allocated to goodwill and intangible assets by management pending final valuation by an independent appraisal. The intangible assets and goodwill are expected to be deductible for income tax purposes over a 15 year life.

On March 31, 2011, Servalite was merged with and into Hillman Group, with Hillman Group as the surviving entity.

On March 16, 2011, Hillman Group acquired all of the membership interests in TagWorks, an Arizona limited liability company (the “TagWorks Acquisition”) for an initial purchase price of $40,000 in cash. The closing purchase price is subject to post closing adjustments for certain changes in indebtedness and working capital of TagWorks and certain transaction expenses, in each case as provided in the purchase agreement.

In addition, subject to fulfillment of certain conditions provided in the purchase agreement, Hillman Group will pay additional consideration of an undiscounted $12,500 to the sellers of TagWorks on October 31, 2011, and an additional undiscounted contingent consideration of up to $12,500 in March 2012. The March 2012 additional consideration is contingent on achieving defined revenue and earnings targets. The fair value of the total contingent consideration arrangement of $24,548 at June 30, 2011 was estimated by applying the income approach. Key assumptions include (a) a discount rate range of 1.0 percent to 3.7 percent (b) a probability adjusted level of revenues in TagWorks and (c) a probability adjusted level of EBITDA in TagWorks.

Founded in 2007, TagWorks provides innovative pet ID tag programs to a leading pet products chain retailer using a unique, patent-protected / patent-pending technology and product portfolio. In conjunction with the TagWorks Acquisition, Hillman Group entered into a seventeen (17) year agreement with KeyWorks-KeyExpress, LLC (“KeyWorks”), a company affiliated with TagWorks, to assign its patent-pending retail key program technology to Hillman Group and to continue to work collaboratively with us to develop next generation key duplicating technology. The Company is in the process of obtaining additional and necessary information to make a determination as to whether KeyWorks is a variable interest entity which would need to be consolidated as a result of the terms of the technology development arrangement. Management does not believe that the net impact to the consolidated financial statements would be material if KeyWorks were determined to be a consolidated variable interest entity.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

4. Acquisitions (continued):

The closing of the TagWorks Acquisition was concurrent with the offering of $50,000 aggregate principal amount of Hillman Group’s 10.875% Senior Notes due 2018. Hillman Group used the net proceeds of the note offering to fund the TagWorks Acquisition, to repay a portion of indebtedness under its revolving credit facility and to pay related transaction and financing fees. The notes are guaranteed by Hillman Companies, Hillman Investment Company and all of the domestic subsidiaries of Hillman Group.

The following table reconciles the estimated fair value of the acquired TagWorks assets and assumed liabilities to the total purchase price:

Account receivable	$735
Inventory	1,086
Other current assets	217
Deferred income taxes	24
Property and equipment	18,544
Goodwill	14,943
Intangibles	29,740

Total assets acquired	65,289
Less:
Liabilities assumed	522

Total purchase price	$64,767

The excess of the purchase price over the net assets has been preliminarily allocated to goodwill and intangible assets by management pending final valuation by an independent appraisal. The intangible assets and goodwill are expected to be deductible for income tax purposes over a 15 year life.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

5. Other Intangibles:

Intangible assets are amortized over their useful lives and are subject to impairment testing. The values assigned to intangible assets in connection with the Merger Transaction were determined through an independent appraisal. In connection with the Merger Transaction, the Company acquired the Quick Tag license for consideration amounting to $11,500. The values assigned to intangible assets in connection with the acquisitions of Servalite and TagWorks were determined by management pending independent appraisals. The intangible asset values may be adjusted by management for changes upon completion of the independent appraisals. Other intangibles as of June 30, 2011 and December 31, 2010 consist of the following:

	Estimated Useful Life (Years)	June 30, 2011	December 31, 2010
Customer relationships	20	$320,300	$295,120
Trademarks—All Others	Indefinite	48,800	48,871
Trademarks—TagWorks	5	240	—
Patents	5-20	20,200	15,900
Quick Tag license	6	11,500	11,500
Laser Key license	5	1,250	1,250
Non-compete agreements	5.5-10	4,200	1,104

Intangible assets, gross		406,490	373,745
Less: Accumulated amortization		20,746	10,669

Other intangibles, net		$385,744	$363,076

Intangible assets are amortized over their useful lives. The Successor’s amortization expense for amortizable assets was $5,336 and $10,077 for the three and six month periods ended June 30, 2011, respectively. The Successor’s amortization expense for amortizable assets for the one month ended June 30, 2010 was $1,515. The Predecessor’s amortization expense for amortizable assets was $2,678 for the five months ended May 28, 2010. The amortization expense for amortizable assets of the Successor for the year ended December 31, 2011 is estimated to be $20,294. For the years ended December 31, 2012, 2013, 2014, 2015, and 2016, the Successor’s amortization expense for amortizable assets is estimated to be $20,675, $20,675, $20,675, $20,014 and $18,087, respectively.

6. Commitments and Contingencies:

The Company self-insures its product liability, automotive, workers’ compensation and general liability losses up to $250 per occurrence. Catastrophic coverage has been purchased from third party insurers for occurrences in excess of $250 up to $40,000. The two risk areas involving the most significant accounting estimates are workers’ compensation and automotive liability. Actuarial valuations performed by the Company’s outside risk insurance expert were used by management to form the basis for workers’ compensation and automotive liability loss reserves. The actuary contemplated the Company’s specific loss history, actual claims reported, and industry trends among statistical and other factors to estimate the range of reserves required. Risk insurance reserves are comprised of specific reserves for individual claims and additional amounts expected from development of these claims, as well as for incurred but not yet reported claims. The Company believes the liability of approximately $1,863 recorded for such risk insurance reserves is adequate as of June 30, 2011, but due to judgments inherent in the reserve estimation process, it is possible the ultimate costs will differ from this estimate.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

6. Commitments and Contingencies (continued):

As of June 30, 2011, the Company has provided certain vendors and insurers letters of credit aggregating $5,944 related to its product purchases and insurance coverage of product liability, workers’ compensation and general liability.

The Company self-insures its group health claims up to an annual stop loss limit of $200 per participant. Aggregate coverage is maintained for annual group health insurance claims in excess of 125% of expected claims. Historical group insurance loss experience forms the basis for the recognition of group health insurance reserves. Provisions for losses expected under these programs are recorded based on an analysis of historical insurance claim data and certain actuarial assumptions. The Company believes the liability of approximately $1,727 recorded for such group health insurance reserves is adequate as of June 30, 2011, but due to judgments inherent in the reserve estimation process, it is possible the ultimate costs will differ from this estimate.

On May 4, 2010, Hy-Ko Products, Inc. filed a complaint against Hillman Group, and Kaba Ilco Corp., a manufacturer of blank replacement keys, in the United States District Court for the Northern District of Ohio Eastern Division, alleging that the defendants engaged in violations of federal and state antitrust laws regarding their business practices relating to automatic key machines and replacement keys. Hy-Ko Products’ May 4, 2010 filing against the Company is based, in part, on the Company’s previously-filed claim against Hy-Ko Products alleging infringement of certain patents of the Company. A claim construction hearing on the Company’s patent infringement claim against Hy-Ko Products occurred in September 2010 and a ruling is expected in the latter half of 2011.

In its antitrust claim against the Company, Hy-Ko Products is seeking monetary damages which would be trebled under the antitrust laws, interest and attorney’s fees as well as injunctive relief. The antitrust claim against the Company has been stayed pending the resolution of the patents claim against Hy-Ko Products. Because the lawsuit is in a preliminary stage, it is not yet possible to assess the impact that the lawsuit will have on the Company. However, the Company believes that it has meritorious defenses and intends to defend the lawsuit vigorously.

In addition, legal proceedings are pending which are either in the ordinary course of business or incidental to the Company’s business. Those legal proceedings incidental to the business of the Company are generally not covered by insurance or other indemnity. In the opinion of management, the ultimate resolution of the pending litigation matters will not have a material adverse effect on the consolidated financial position, operations or cash flows of the Company.

7. Related Party Transactions:

The Predecessor was obligated to pay management fees to a subsidiary of CHS in the amount of $58 per month. The Predecessor was also obligated to pay transaction fees to a subsidiary of OTPP in the amount of $26 per month, plus out of pocket expenses. The Successor has no management fee charges for the three and six month periods ended June 30, 2011. The Successor has no management fee charges for the one month period ended June 30, 2010. The Predecessor has recorded aggregate management and transaction fee charges and expenses from CHS and OTPP of $187 and $438 for the two and five month periods ended May 28, 2010, respectively.

Gregory Mann and Gabrielle Mann are employed by the All Points subsidiary of Hillman. All Points leases an industrial warehouse and office facility from companies under the control of the Manns. The Predecessor and Successor have recorded rental expense for the lease of this facility on an arm’s length basis. The Successor

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

7. Related Party Transactions (continued):

recorded rental expense for the lease of this facility in the amount of $82 and $165 for the three and six month periods ended June 30, 2011, respectively. The Successor recorded rental expense for the lease of this facility in the amount of $28 for the one month period ended June 30, 2010. The Predecessor recorded rental expense for the lease of this facility in the amount of $55 and $138 for the two and five month periods ended May 28, 2010, respectively.

8. Income Taxes:

The Company’s policy is to estimate income taxes for interim periods based on estimated annual effective tax rates. These are derived, in part, from expected pre-tax income. However, the income tax provision for the two and five month Predecessor periods ended May 28, 2010 and the one month Successor period ended June 30, 2010 were computed on a discrete period basis. The Company’s variability in income between quarters combined with the large permanent book-versus-tax differences and relatively low pre-tax income created the inability to reliably estimate pre-tax income in the Predecessor period. Accordingly, the interim tax provision / (benefit) recorded for the five and two month Predecessor periods ended May 28, 2010 and the one month Successor period ended June 30, 2010 were calculated by multiplying the pre-tax loss, adjusted for permanent book-versus-tax basis differences, by the statutory income tax rate. In the three and six month periods ended June 30, 2011, the Company applied an estimated annual effective tax rate to the interim period pre-tax earnings / (loss) to calculate the income tax provision / (benefit) in accordance with the principal method prescribed by ASC 740-270, the accounting guidance established for computing income taxes in interim periods.

The effective income tax rate was 26.8% for the six month period ended June 30, 2011. The effective income tax rates were 26.0% and 8.9% for the one month Successor period ended June 30, 2010 and the five month Predecessor period ended May 28, 2010 respectively. The differences between the effective income tax rate and the federal statutory rate in the six month period ended June 30, 2011 was primarily due to a current period charge caused by the effect of changes in certain state income tax rates on the Company’s deferred tax assets and liabilities. The effective income tax rate differed from the federal statutory rate in the five month Predecessor period ended May 28, 2010 primarily due to the effect of nondeductible interest on mandatorily redeemable preferred stock and stock compensation expense. In addition, the effective tax rates in the six month period ended June 30, 2011, the one month Successor period ended June 30, 2010 and the five month Predecessor period ended May 28, 2010 were affected by state and foreign income taxes.

9. Long-Term Debt:

On May 28, 2010, Hillman Companies and certain of its subsidiaries closed on a $320,000 senior secured first lien credit facility (the “Senior Facilities”), consisting of a $290,000 term loan and a $30,000 revolving credit facility (“Revolver”). The term loan portion of the Senior Facilities has a six year term and the Revolver has a five year term. The Senior Facilities provide borrowings at interest rates based on a EuroDollar rate plus a margin of 3.75% (the “EuroDollar Margin”), or a base rate (the “Base Rate”) plus a margin of 2.75% (the “Base Rate Margin”). The EuroDollar rate is subject to a minimum floor rate of 1.75% and the Base Rate is subject to a minimum floor of 2.75%.

Concurrently with the acquisition of the Company on May 28, 2010, Hillman Group issued $150,000 aggregate principal amount of its senior notes due 2018 (the “10.875% Senior Notes”). On March 16, 2011, Hillman Group completed an offering of $50,000 aggregate principal amount of its 10.875% Senior Notes. Hillman Group

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

9. Long-Term Debt (continued):

received a premium of $4,625 on the $50,000 10.875% Senior Notes offering. The 10.875% Senior Notes are guaranteed by Hillman Companies, Hillman Investment Company and all of the domestic subsidiaries of Hillman Group. Hillman Group pays interest on the 10.875% Senior Notes semi-annually on June 1 and December 1 of each year.

The Senior Facilities contain financial and operating covenants which require the Company to maintain certain financial ratios, including a secured leverage ratio. These debt agreements provide for customary events of default, including but not limited to, payment defaults, breach of representations or covenants, cross-defaults, bankruptcy events, failure to pay judgments, attachment of its assets, change of control and the issuance of an order of dissolution. Certain of these events of default are subject to notice and cure periods or materiality thresholds. The occurrence of an event of default permits the lenders under the Senior Facilities to accelerate repayment of all amounts due. As of June 30, 2011, the Company had $12,056 available under the Revolver.

Effective April 18, 2011, the Company completed an amendment to its existing Senior Facilities credit agreement. The Senior Facilities amendment eliminated the total leverage and interest coverage covenants and reduced the secured leverage covenant to 4.75x with no future step downs. The term loan pricing was modified to reduce the Eurodollar Margin and the Base Rate Margin by 25 basis points and reduce the floor on Eurodollar and Base Rate Loans by an additional 25 basis points. As the modification of the Senior Facilities agreement was not substantial, the unamortized debt issuance costs will be amortized over the term of the amended Senior Facilities.

10. Common and Preferred Stock:

The Hillman Companies has one class of Common Stock, with 5,000 shares authorized and issued as of June 30, 2011. All outstanding shares of Hillman Companies’ common stock are owned by Holdco.

Under the terms of the Stockholders Agreement for the Holdco Common Stock, management shareholders have the ability to put their shares back to Holdco under certain conditions, including death or disability. ASC 480-10-S99 requires shares to be classified outside of permanent equity if they can be redeemed and the redemption is not solely within control of the issuer. Further, if it is determined that redemption of the shares is probable, the shares are marked to redemption value which equals fair value at each balance sheet date with the change in fair value recorded in additional paid-in capital. Accordingly, the 198.3 shares of common stock held by management are recorded outside permanent equity and have been adjusted to the fair value of $12,247 as of June 30, 2011.

The Hillman Companies has one class of Preferred Stock, with 5,000 shares authorized and none issued as of June 30, 2011.

11. Stock-Based Compensation:

On March 31, 2004, the Predecessor adopted its 2004 Stock Option Plan following Board of Director and shareholder approval. Grants under the 2004 Common Option Plan consisted of non-qualified stock options for the purchase of Class B Common Shares. In addition, immediately prior to the consummation of the Merger Transaction, there were outstanding options to purchase 9,274.08 shares of Hillman Company’s Class A Preferred Stock and 6,470.36 shares of Hillman Investment Company’s Class A Preferred Stock.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

11. Stock-Based Compensation (continued):

In connection with the Merger Transaction, the 2004 Stock Option Plan was terminated, and all options outstanding thereunder were cancelled with the holder receiving a per share amount in cash equal to the per share Merger consideration less the applicable exercise price.

Effective May 28, 2010, Holdco established the OHCP HM Acquisition Corp. 2010 Stock Option Plan (the “Option Plan”), pursuant to which Holdco may grant options for up to an aggregate of 34,293.469 shares of its common stock. The Option Plan is administered by a committee of the Holdco Board of Directors. Such committee determines the terms of each option grant under the Option Plan, except that the exercise price of any granted options may not be lower than the fair market value of one share of common stock of Holdco as of the date of grant.

On November 23, 2010, the Company granted 26,700 common options under the Option Plan, on December 23, 2010, the Company granted 5,584 common options under the Option Plan and on January 3, 2011, the Company granted 300 common options under the Option Plan. The options were granted with an exercise price of one thousand dollars per option which was equal to the grant date fair value of the underlying securities.

Common option holders are not required by the terms of the Option Agreement or the Shareholder Agreement to hold the shares for any period of time following exercise. Since the arrangement permits the holders to put the shares back without being exposed to the risks and rewards of the shares for a reasonable period of time, liability classification is required. The Company has elected to use the intrinsic value method to value the common options.

12. Derivatives and Hedging:

The Company uses derivative financial instruments to manage its exposures to interest rate fluctuations on its floating rate senior debt. The Company measures those instruments at fair value and recognizes changes in the fair value of derivatives in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures.

On August 29, 2008, the Company entered into an Interest Rate Swap Agreement (the “2008 Swap”) with a three-year term for a notional amount of $50,000. The 2008 Swap fixed the interest rate at 3.41% plus applicable interest rate margin. The 2008 Swap was terminated on May 24, 2010.

The 2008 Swap was designated as a cash flow hedge, and prior to its termination on May 24, 2010, it was reported on the condensed consolidated balance sheet in other non-current liabilities with a related deferred charge recorded as a component of other comprehensive income in stockholders’ equity.

On June 24, 2010, the Company entered into a forward Interest Rate Swap Agreement (the “2010 Swap”) with a two-year term for a notional amount of $115,000. The forward start date of the 2010 Swap was May 31, 2011 and its termination date is May 31, 2013. The 2010 Swap fixes the interest rate at 2.47% plus the applicable interest rate margin.

The 2010 Swap was initially designated as an effective cash flow hedge. Effective April 18, 2011, the Company executed the second amendment to the credit agreement which modified the interest rate on the Senior Facilities. The critical terms for the 2010 Swap no longer matched the terms of the amended Senior Facilities and the 2010 Swap was de-designated. As a result, $643 of previously unrecognized losses recorded as a component of other comprehensive income were recognized as interest expense in the quarter ended June 30, 2011.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

12. Derivatives and Hedging (continued):

At June 30, 2011, the fair value of the 2010 Swap was $(1,489) and was reported on the condensed consolidated balance sheet in other non-current liabilities with an interest charge recorded in the statement of operations for the change in fair value since the date the 2010 Swap was de-designated. As of December 31, 2010, the fair value of the 2010 Swap of $(1,016) was reported on the condensed consolidated balance sheet in other non-current liabilities with a related deferred tax asset of $392 and an unrealized loss of $(624) recorded as a component of other comprehensive income in stockholders’ equity.

13. Fair Value Measurements:

On January 1, 2008, the Company adopted the guidance that applies to all assets and liabilities that are being measured and reported on a fair value basis. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions.

The accounting guidance establishes a hierarchy which requires an entity to maximize the use of quoted market prices and minimize the use of unobservable inputs. An asset or liability’s level is based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth the Company’s financial assets and liabilities that were measured at fair value on a recurring basis during the periods ended June 30, 2011 and December 31, 2010, by level, within the fair value hierarchy:

	As of June 30, 2011
	Level 1	Level 2	Level 3	Total
Trading securities	$3,705	$—	$—	$3,705
Interest rate swap	—	(1,489)	—	(1,489)

	As of December 31, 2010
	Level 1	Level 2	Level 3	Total
Trading securities	$3,478	$—	$—	$3,478
Interest rate swap	—	(1,016)	—	(1,016)

Trading securities are valued using quoted prices on an active exchange. Trading securities represent assets held in a Rabbi Trust to fund deferred compensation liabilities and are included as restricted investments on the accompanying condensed consolidated balance sheets.

For the six months ended June 30, 2011, the unrealized gains on these securities of $132 were recorded by the Successor as other income. For the five months ended May 28, 2010, the unrealized gains on these securities of $16 were recorded by the Predecessor as other income. For the one month ended June 30, 2010, the unrealized losses on these securities of $46 were recorded by the Successor as other expense. In each period, an offsetting entry, for the same amount, adjusting the deferred compensation liability and compensation expense within SG&A was also recorded.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

13. Fair Value Measurements (continued):

The interest rate swaps are valued using observable benchmark rates at commonly quoted intervals for the full term of the swaps. The 2010 Swap was included in other non-current liabilities as of June 30, 2011 and December 31, 2010 on the accompanying condensed consolidated balance sheet. Prior to its termination on May 24, 2010, the 2008 Swap was reported on the condensed consolidated balance sheet in other non-current liabilities.

14. Acquisition and Integration Expenses:

For the six months ended June 30, 2011, the Company incurred $1,780 of expenses for banking, legal and other professional fees incurred in connection with the Merger Transaction, Servalite acquisition, TagWorks acquisition and the start-up of operations for Hillman Australia.

For the five months ended May 28, 2010, the Predecessor incurred expenses of $11,342 primarily for investment banking, legal and advisory fees related to the sale of the Company. In the one month period ended June 30, 2010, the Successor incurred expenses of $10,403 for legal, consulting, accounting and other advisory services in connection with the acquisition of the Company.

15. Subsequent Events:

The Company’s management has evaluated potential subsequent events for recording and disclosure in this Quarterly Report on Form 10-Q for the quarter ended June 30, 2011. There were no additional items requiring disclosure.

16. Supplemental Condensed Consolidating Guarantor and Non-Guarantor Financial Information:

The 10.875% Senior Notes were issued by The Hillman Group, Inc. and are fully and unconditionally guaranteed on a joint and several basis by the Company and certain of Company’s wholly owned subsidiaries. The non-guarantor information presented represents our Australian, Canadian and Mexican subsidiaries.

The following financial information presents condensed consolidating statements of operations, balance sheets, and cash flows for The Hillman Group, Inc., all guarantor subsidiaries, all non-guarantor subsidiaries and the eliminations necessary to provide the consolidated results for The Hillman Companies, Inc. and subsidiaries. For purposes of this presentation, we have accounted for investments in our subsidiaries using the equity method of accounting. The principal consolidating adjustments eliminate investment in subsidiary and intercompany balances and transactions.

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

16. Supplemental Condensed Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Condensed Consolidating Statements of Operations (Unaudited)

For the three months ended June 30, 2011

(Amounts in thousands)

	Successor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consol- idating Adjust- ments	Consolidated
Net sales	$-	$118,841	$12,003	$4,552	$-	$135,396
Cost of sales	-	58,041	5,623	2,552	9	66,225
Selling, general and administrative expenses	26	37,658	2,766	1,471	-	41,921
Acquisition and integration expense	-	396	-	94	-	490
Depreciation	-	4,658	1,126	18	-	5,802
Amortization	4,609	120	607	-	-	5,336
Intercompany administrative (income) expense	-	(60)	-	60	-	-
Other (income) expense, net	(26)	35	-	(82)	-	(73)

Income (loss) from operations	(4,609)	17,993	1,881	439	(9)	15,695
Intercompany interest (income) expense	(3,058)	3,058	-	-	-	-
Interest expense, net	(107)	11,556	(1)	-	-	11,448
Interest expense on junior subordinated debentures	3,153	-	-	-	-	3,153
Investment income on trust common securities	(94)	-	-	-	-	(94)

Income (loss) before equity in subsidiaries’ income	(4,503)	3,379	1,882	439	(9)	1,188
Equity in subsidiaries’ income (loss)	5,014	1,635	-	-	(6,649)	-

Income (loss) before income taxes	511	5,014	1,882	439	(6,658)	1,188
Income tax provision (benefit)	1,370	-	531	155	-	2,056

Net income (loss)	$(859)	$5,014	$1,351	$284	$(6,658)	$(868)

Other comprehensive income (loss):
Foreign currency translation adjustments	-	-	-	19	-	19
Change in derivative security value	-	643	-	-	-	643

Total comprehensive income (loss)	$(859)	$5,657	$1,351	$303	$(6,658)	$(206)

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

16. Supplemental Condensed Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Condensed Consolidating Statements of Operations (Unaudited)

For the two months ended May 28, 2010

(Amounts in thousands)

	Predecessor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consol- idating Adjust- ments	Consolidated
Net sales	$-	$72,885	$2,834	$1,537	$-	$77,256
Cost of sales	-	35,097	2,029	744	(35)	37,835
Selling, general and administrative expenses	17,561	23,865	538	598	-	42,562
Non-recurring expense	-	11,311	-	-	-	11,311
Depreciation	-	2,960	13	20	-	2,993
Amortization	1,065	-	6	-	-	1,071
Intercompany administrative (income) expense	-	(40)	-	40	-	-
Management and transaction fees to related party	187	-	-	-	-	187
Other (income) expense, net	65	(1)	-	163	-	227

Income (loss) from operations	(18,878)	(307)	248	(28)	35	(18,930)
Intercompany interest (income) expense	(2,039)	2,038	-	-	1	-
Interest expense, net	(65)	4,211	-	2	(1)	4,147
Interest on mandatorily redeemable preferred stock and management purchased options	2,242	-	-	-	-	2,242
Interest expense on junior subordinated debentures	2,102	-	-	-	-	2,102
Investment income on trust common securities	(63)	-	-	-	-	(63)

Income (loss) before equity in subsidiaries’ income	(21,055)	(6,556)	248	(30)	35	(27,358)
Equity in subsidiaries’ income (loss)	(6,446)	110	-	-	6,336	-

Income (loss) before income taxes	(27,501)	(6,446)	248	(30)	6,371	(27,358)
Income tax provision (benefit)	(3,827)	-	97	11	-	(3,719)

Net income (loss)	$(23,674)	$(6,446)	$151	$(41)	$6,371	$(23,639)

Other comprehensive income (loss):
Foreign currency translation adjustments	-	-	-	54	-	54
Change in derivative security value	-	1,151	-	-	-	1,151

Total comprehensive income (loss)	$(23,674)	$(5,295)	$151	$13	$6,371	$(22,434)

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

16. Supplemental Condensed Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Condensed Consolidating Statements of Operations (Unaudited)

For the one month ended June 30, 2010

(Amounts in thousands)

	Predecessor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consol- idating Adjust- ments	Consolidated
Net sales	$-	$44,543	$2,090	$1,067	$-	$47,700
Cost of sales	-	21,098	1,458	470	(4)	23,022
Selling, general and administrative expenses	(46)	13,638	344	363	-	14,299
Acquisition and integration	-	10,403	-	-	-	10,403
Depreciation	-	1,510	7	5	-	1,522
Amortization	1,515	-	-	-	-	1,515
Intercompany administrative (income) expense	-	(20)	-	20	-	-
Other (income) expense, net	46	10	-	80	-	136

Income (loss) from operations	(1,515)	(2,096)	281	129	4	(3,197)
Intercompany interest (income) expense	(1,019)	1,020	-	-	(1)	-
Interest expense, net	(36)	3,654	-	-	1	3,619
Interest on mandatorily redeemable preferred stock and management purchased options	-	-	-	-	-	-
Interest expense on junior subordinated debentures	1,051	-	-	-	-	1,051
Investment income on trust common securities	(31)	-	-	-	-	(31)

Income (loss) before equity in subsidiaries’ income	(1,480)	(6,770)	281	129	4	(7,836)
Equity in subsidiaries’ income (loss)	(6,510)	260	-	-	6,250	-

Income (loss) before income taxes	(7,990)	(6,510)	281	129	6,254	(7,836)
Income tax provision (benefit)	(2,187)	-	111	39	-	(2,037)

Net income (loss)	$(5,803)	$(6,510)	$170	$90	$6,254	$(5,799)

Other comprehensive income (loss):
Foreign currency translation adjustments	-	-	-	(2)	-	(2)
Change in derivative security value	-	-	-	-	-	-

Total comprehensive income (loss)	$(5,803)	$(6,510)	$170	$88	$6,254	$(5,801)

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

16. Supplemental Condensed Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Condensed Consolidating Statements of Operations (Unaudited)

For the six months ended June 30, 2011

(Amounts in thousands)

	Successor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consol- idating Adjust- ments	Consolidated
Net sales	$-	$218,310	$19,879	$8,501	$-	$246,690
Cost of sales	-	107,562	9,594	4,769	(44)	121,881
Selling, general and administrative expenses	132	75,060	5,975	3,200	-	84,367
Acquisition and integration expense	-	1,646	-	134	-	1,780
Depreciation	-	8,882	1,323	36	-	10,241
Amortization	9,217	120	740	-	-	10,077
Intercompany administrative (income) expense	-	(120)	-	120	-	-
Other (income) expense, net	(132)	82	2	(390)	-	(438)

Income (loss) from operations	(9,217)	25,078	2,245	632	44	18,782
Intercompany interest (income) expense	(6,116)	6,116	-	-	-	-
Interest expense, net	(213)	20,739	(1)	-	-	20,525
Interest expense on junior subordinated debentures	6,305	-	-	-	-	6,305
Investment income on trust common securities	(189)	-	-	-	-	(189)

Income (loss) before equity in subsidiaries’ income	(9,004)	(1,777)	2,246	632	44	(7,859)
Equity in subsidiaries’ income (loss)	138	1,915	-	-	(2,053)	-

Income (loss) before income taxes	(8,866)	138	2,246	632	(2,009)	(7,859)
Income tax provision (benefit)	(3,072)	-	707	256	-	(2,109)

Net income (loss)	$(5,794)	$138	$1,539	$376	$(2,009)	$(5,750)

Other comprehensive income (loss):
Foreign currency translation adjustments	-	-	-	42	-	42
Change in derivative security value	-	624	-	-	-	624

Total comprehensive income (loss)	$(5,794)	$762	$1,539	$418	$(2,009)	$(5,084)

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

16. Supplemental Condensed Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Condensed Consolidating Statements of Operations (Unaudited)

For the five months ended May 28, 2010

(Amounts in thousands)

	Predecessor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consol- idating Adjust- ments	Consolidated
Net sales	$-	$175,470	$6,244	$4,002	$-	$185,716
Cost of sales	-	83,169	4,679	1,925	-	89,773
Selling, general and administrative expenses	19,069	60,784	1,396	1,601	-	82,850
Acquisition and integration	-	11,342	-	-	-	11,342
Depreciation	-	7,192	32	59	-	7,283
Amortization	2,663	-	15	-	-	2,678
Intercompany administrative (income) expense	-	(100)	-	100	-	-
Management and transaction fees to related party	438	-	-	-	-	438
Other (income) expense, net	(16)	(11)	217	(76)	-	114

Income (loss) from operations	(22,154)	13,094	(95)	393	-	(8,762)
Intercompany interest (income) expense	(5,097)	5,096	-	-	1	-
Interest expense, net	(154)	8,480	-	2	(1)	8,327
Interest on mandatorily redeemable preferred stock and management purchased options	5,488	-	-	-	-	5,488
Interest expense on junior subordinated debentures	5,254	-	-	-	-	5,254
Investment income on trust common securities	(158)	-	-	-	-	(158)

Income (loss) before equity in subsidiaries’ income	(27,487)	(482)	(95)	391	-	(27,673)
Equity in subsidiaries’ income (loss)	(398)	84	-	-	314	-

Income (loss) before income taxes	(27,885)	(398)	(95)	391	314	(27,673)
Income tax provision (benefit)	(2,677)	-	48	164	-	(2,465)

Net income (loss)	$(25,208)	$(398)	$(143)	$227	$314	$(25,208)

Other comprehensive income (loss):
Foreign currency translation adjustments	-	-	-	17	-	17
Change in derivative security value	-	1,161	-	-	-	1,161

Total comprehensive income (loss)	$(25,208)	$763	$(143)	$244	$314	$(24,030)

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

16. Supplemental Condensed Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Condensed Consolidating Balance Sheet (Unaudited)

As of June 30, 2011

(Amounts in thousands)

	Successor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consol- idating Adjust- ments	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$1	$409	$1,458	$1,170	$-	$3,038
Restricted investments	227	-	-	-	-	227
Accounts receivable	-	67,710	10,879	(5,040)	-	73,549
Inventories	-	87,810	11,500	4,327	(294)	103,343
Deferred income taxes	7,772	-	1,460	195	(710)	8,717
Other current assets	-	3,753	751	704	-	5,208

Total current assets	8,000	159,682	26,048	1,356	(1,004)	194,082
Intercompany notes receivable	105,446	-	-	-	(105,446)	-
Intercompany interest receivable	6,116	-	-	-	(6,116)	-
Investments in subsidiaries	(627,916)	96,978	-	-	530,938	-
Property and equipment	-	51,236	17,812	280	-	69,328
Goodwill	430,435	1,213	19,124	-	280	451,052
Other intangibles	347,764	-	38,100	-	(120)	385,744
Restricted investments	3,478	-	-	-	-	3,478
Deferred income taxes	25,103	-	(507)	449	(24,596)	449
Deferred financing fees	-	15,611	-	-	-	15,611
Investment in trust common securities	3,261	-	-	-	-	3,261
Other assets	-	1,213	25	779	-	2,017

Total assets	$301,687	$325,933	$100,602	$2,864	$393,936	$1,125,022

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$-	$28,629	$1,077	$298	$-	$30,004
Current portion of senior term loans	-	2,900	-	-	-	2,900
Current portion of capitalized lease and other obligations	-	30	-	-	-	30
Additional acquisition consideration	-	24,548	-	-	-	24,548
Accrued expenses:
Salaries and wages	-	4,723	325	176	-	5,224
Pricing allowances	-	5,324	38	640	-	6,002
Income and other taxes	(203)	1,491	243	849	-	2,380
Interest	-	1,959	-	-	-	1,959
Deferred compensation	227	-	-	-	-	227
Other accrued expenses	-	5,173	147	286	-	5,606

Total current liabilities	24	74,777	1,830	2,249	-	78,880

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

16. Supplemental Condensed Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Condensed Consolidating Balance Sheet (Unaudited)

As of June 30, 2011

(Amounts in thousands)

	Successor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consol- idating Adjust- ments	Consolidated
LIABILITIES AND STOCKHOLDERS’ EQUITY (CONTINUED)
Intercompany debt payable	-	105,446	-	-	(105,446)	-
Intercompany interest payable	-	6,116	-	-	(6,116)	-
Long term senior term loans	-	284,200	-	-	-	284,200
Bank revolving credit	-	13,444	-	-	-	13,444
Long term portion of capitalized leases	-	119	-	-	-	119
Long term senior notes	-	204,488	-	-	-	204,488
Junior subordinated debentures	115,624	-	-	-	-	115,624
Deferred compensation	3,478	-	-	-	-	3,478
Deferred income taxes, net	151,510	-	54	-	(25,369)	126,195
Accrued dividends on preferred stock	-	-	-	-	-	-
Other non-current liabilities	-	3,670	-	-	(120)	3,550

Total liabilities	270,636	692,260	1,884	2,249	(137,051)	829,978

Common stock with put options:
Common stock, $.01 par, 5,000 shares authorized, 198.3 issued and outstanding at June 30, 2011	12,247	-	-	-	-	12,247
Commitment and Contingencies
Stockholders’ Equity
Preferred Stock:
Preferred stock, $.01 par, 5,000 shares authorized, none issued and outstanding at June 30, 2011	-	-	-	-	-	-
Common Stock:
Common stock, $.01 par, 5,000 shares authorized, 4,801.7 issued and outstanding at June 30, 2011	-	-	65	-	(65)	-
Additional paid-in capital	133,529	(149,859)	96,913	341	215,620	296,544
Accumulated deficit	(114,725)	(216,468)	1,740	714	314,951	(13,788)
Accumulated other comprehensive loss	-	-	-	(440)	481	41

Total stockholders’ equity	18,804	(366,327)	98,718	615	530,987	282,797

Total liabilities and stockholders’ equity	$301,687	$325,933	$100,602	$2,864	$393,936	$1,125,022

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

16. Supplemental Condensed Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Condensed Consolidating Balance Sheet (Unaudited)

As of December 31, 2010

(Amounts in thousands)

	Successor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consol- idating Adjust- ments	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$1	$5,166	$1,119	$1,299	$-	$7,585
Restricted investments	227	-	-	-	-	227
Accounts receivable	-	54,528	7,139	(5,157)	-	56,510
Inventories	-	84,011	10,644	3,384	(338)	97,701
Deferred income taxes	7,267	-	1,885	225	-	9,377
Other current assets	-	2,239	364	798	-	3,401

Total current assets	7,495	145,944	21,151	549	(338)	174,801
Intercompany notes receivable	105,446	-	-	-	(105,446)	-
Investments in subsidiaries	(615,609)	31,720	-	-	583,889	-
Property and equipment	-	52,005	276	231	-	52,512
Goodwill	430,564	1,561	7,184	-	280	439,589
Other intangibles	356,981	-	6,095	-	-	363,076
Restricted investments	3,251	-	-	-	-	3,251
Deferred income taxes	25,423	392	(201)	379	(25,614)	379
Deferred financing fees	-	14,322	-	-	-	14,322
Investment in trust common securities	3,261	-	-	-	-	3,261
Other assets	-	900	25	662	-	1,587

Total assets	$316,812	$246,844	$34,530	$1,821	$452,771	$1,052,778

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$-	$27,433	$659	$332	$-	$28,424
Current portion of senior term loans	-	2,900	-	-	-	2,900
Current portion of capitalized lease and other obligations	-	30	-	-	-	30
Accrued expenses:
Salaries and wages	-	5,395	505	178	-	6,078
Pricing allowances	-	4,862	13	480	-	5,355
Income and other taxes	(283)	1,749	153	420	-	2,039
Interest	-	1,409	-	-	-	1,409
Deferred compensation	227	-	-	-	-	227
Other accrued expenses	-	6,484	1,201	214	-	7,899

Total current liabilities	(56)	50,262	2,531	1,624	-	54,361

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

16. Supplemental Condensed Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Condensed Consolidating Balance Sheet (Unaudited)

As of December 31, 2010

(Amounts in thousands)

	Successor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consol- idating Adjust- ments	Consolidated
LIABILITIES AND STOCKHOLDERS’ EQUITY (CONTINUED)
Intercompany debt payable	-	105,446	-	-	(105,446)	-
Intercompany interest payable	-	-	-	-	-	-
Long term senior term loans	-	285,650	-	-	-	285,650
Bank revolving credit	-	12,000	-	-	-	12,000
Long term portion of capitalized lease and other obligations	-	134	-	-	-	134
Long term senior notes	-	150,000	-	-	-	150,000
Long term unsecured subordinated notes	-	-	-	-	-	-
Junior subordinated debentures	115,837	-	-	-	-	115,837
Deferred compensation	3,251	-	-	-	-	3,251
Deferred income taxes, net	154,844	-	54	-	(25,614)	129,284
Other non-current liabilities	-	2,283	-	-	-	2,283

Total liabilities	273,876	605,775	2,585	1,624	(131,060)	752,800

Common stock with put options:
Common stock, $.01 par, 5,000 shares authorized, 198.4 issued and outstanding at December 31, 2010	12,247	-	-	-	-	12,247
Commitments and Contingencies
Stockholders’ Equity:
Preferred Stock:
Preferred stock, $.01 par, 5,000 shares authorized, none issued and outstanding at December 31, 2010	-	-	-	-	-	-
Common Stock:
Common stock, $.01 par, 5,000 shares authorized, 4,801.6 issued and outstanding at December 31, 2010	-	-	65	-	(65)	-
Additional paid-in capital	133,138	(149,918)	31,656	341	281,177	296,394
Accumulated deficit	(102,449)	(208,389)	224	338	302,238	(8,038)
Accumulated other comprehensive loss	-	(624)	-	(482)	481	(625)

Total stockholders’ equity	30,689	(358,931)	31,945	197	583,831	287,731

Total liabilities and stockholders’ equity	$316,812	$246,844	$34,530	$1,821	$452,771	$1,052,778

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

16. Supplemental Condensed Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Condensed Consolidating Statement of Cash Flows (Unaudited)

For the six months ended June 30, 2011

(Amounts in thousands)

	Successor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consol- idating Adjust- ments	Consolidated
Cash flows from operating activities:
Net income (loss)	$(5,932)	$(1,777)	$1,539	$376	$44	$(5,750)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	9,217	9,002	2,063	36	-	20,318
Dispositions of property and equipment	-	42	3	-	-	45
Deferred income tax provision (benefit)	(3,372)	392	732	(40)	-	(2,288)
Deferred financing and original issue discount amortization	(213)	1,196	-	-	-	983
Other non-cash interest and change in value of interest rate swap	-	1,204	-	-	-	1,204
Changes in operating items:
Accounts receivable	-	(14,425)	17	(1,896)	-	(16,304)
Inventories	-	(3,386)	230	(943)	(44)	(4,143)
Other assets	-	(584)	(3,192)	1,756	-	(2,020)
Accounts payable	-	1,196	(104)	(34)	-	1,058
Other accrued liabilities	80	4,887	(1,119)	659	(6,116)	(1,609)
Other items, net	220	(5,926)	489	33	6,116	932

Net cash provided by (used for) operating activities	-	(8,179)	658	(53)	-	(7,574)

Cash flows from investing activities:
TagWorks acquisition	-	(40,359)	-	-	-	(40,359)
Capital expenditures	-	(8,201)	(319)	(76)	-	(8,596)

Net cash used for investing activities	-	(48,560)	(319)	(76)	-	(48,955)

Cash flows from financing activities:
Repayments of senior term loans	-	(1,450)	-	-	-	(1,450)
Borrowings of revolving credit loans	-	9,444	-	-	-	9,444
Repayments of revolving credit loans	-	(8,000)	-	-	-	(8,000)
Principal payments under capitalized lease obligations	-	(15)	-	-	-	(15)
Borrowings of senior notes	-	50,000	-	-	-	50,000
Premium on senior notes	-	4,625	-	-	-	4,625
Financing fees, net	-	(2,622)	-	-	-	(2,622)

Net cash provided by financing activities	-	51,982	-	-	-	51,982

Net (decrease) increase in cash and cash equivalents	-	(4,757)	339	(129)	-	(4,547)
Cash and cash equivalents at beginning of period	1	5,166	1,119	1,299	-	7,585

Cash and cash equivalents at end of period	$1	$409	$1,458	$1,170	$-	$3,038

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

16. Supplemental Condensed Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Condensed Consolidating Statement of Cash Flows (Unaudited)

For the five months ended May 28, 2010

(Amounts in thousands)

	Predecessor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consol- idating Adjust- ments	Consolidated
Cash flows from operating activities:
Net income (loss)	$(24,810)	$(493)	$(143)	$227	$11	$(25,208)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	2,663	7,192	47	59	-	9,961
Dispositions of property and equipment	-	74	-	-	-	74
Deferred income tax provision (benefit)	(2,757)	733	45	58	-	(1,921)
Deferred financing and original issue discount amortization	(155)	670	-	-	-	515
Interest on mandatorily redeemable preferred stock and management purchased options	5,488	-	-	-	-	5,488
Stock-based compensation expense	19,053	-	-	-	-	19,053
Changes in operating items:
Accounts receivable	-	(15,724)	(658)	(434)	-	(16,816)
Inventories	-	2,383	477	110	(11)	2,959
Other assets	-	597	(178)	(307)	12	124
Accounts payable	-	1,890	(71)	11	-	1,830
Interest payable on junior subordinated debentures	-	-	-	-	-	-
Other accrued liabilities	(332)	9,561	176	43	(5,096)	4,352
Other items, net	850	(6,843)	-	15	5,084	(894)

Net cash provided by (used for) operating activities	-	40	(305)	(218)	-	(483)

Cash flows from investing activities:
Capital expenditures	-	(5,396)	(7)	(8)	-	(5,411)
Other, net	-	-	-	-	-	-

Net cash used for investing activities	-	(5,396)	(7)	(8)	-	(5,411)

Cash flows from financing activities:
Repayments of senior term loans	-	(9,544)	-	-	-	(9,544)
Principal payments under capitalized lease obligations	-	(459)	-	-	-	(459)

Net cash used for financing activities	-	(10,003)	-	-	-	(10,003)

Net decrease in cash and cash equivalents	-	(15,359)	(312)	(226)	-	(15,897)
Cash and cash equivalents at beginning of period	1	16,282	518	363	-	17,164

Cash and cash equivalents at end of period	$1	$923	$206	$137	$-	$1,267

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

16. Supplemental Condensed Consolidating Guarantor and Non-Guarantor Financial Information (continued):

Condensed Consolidating Statement of Cash Flows (Unaudited)

For the one month ended June 30, 2010

(Amounts in thousands)

	Predecessor
	Guarantors The Hillman Companies, Inc.	Issuer The Hillman Group, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consol- idating Adjust- ments	Consolidated
Cash flows from operating activities:
Net income (loss)	$707	$(6,770)	$170	$90	$4	$(5,799)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	1,515	1,510	7	5	-	3,037
Deferred income tax provision (benefit)	(2,202)	-	90	5	-	(2,107)
Deferred financing and original issue discount amortization	(35)	207	-	-	-	172
Changes in operating items:
Accounts receivable	-	822	(447)	(109)	-	266
Inventories	-	(2,259)	(290)	41	(4)	(2,512)
Other assets	-	(1,150)	311	282	(12)	(569)
Accounts payable	-	6,671	327	18	-	7,016
Other accrued liabilities	9	(5,831)	86	174	(1,020)	(6,582)
Other items, net	(86,509)	(210,375)	-	(12)	296,814	(82)

Net cash provided by (used for) operating activities	(86,515)	(217,175)	254	494	295,782	(7,160)

Cash flows from investing activities:
Payment for Quick Tag license	(11,500)	-	-	-	-	(11,500)
Capital expenditures	-	(1,349)	-	-	-	(1,349)

Net cash used for investing activities	(11,500)	(1,349)	-	-	-	(12,849)

Cash flows from financing activities:
Borrowings of senior term loans	-	290,000	-	-	-	290,000
Repayments of senior term loans	-	(148,306)	-	-	-	(148,306)
Borrowings of revolving credit loans	-	600	-	-	-	600
Repayments of revolving credit loans	-	(600)	-	-	-	(600)
Principal payments under capitalized lease obligations	-	(6)	-	-	-	(6)
Repayments of unsecured subordinated notes	-	(49,820)	-	-	-	(49,820)
Borrowings of senior notes	-	150,000	-	-	-	150,000
Refinancing fees	-	(15,729)	-	-	-	(15,729)
Purchase predecessor equity securities	(506,407)	-	-	-	-	(506,407)
Proceeds from sale of successor equity securities	308,641	-	-	-	-	308,641

Net cash provided by (used for) financing activities	(197,766)	226,139	-	-	-	28,373

Net increase (decrease) in cash and cash equivalents	(295,781)	7,615	254	494	295,782	8,364
Cash and cash equivalents at beginning of period	(209,265)	210,190	206	136	-	1,267

Cash and cash equivalents at end of period	$(505,046)	$217,805	$460	$630	$295,782	$9,631

No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, any information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this prospectus.

Until December 14, 2011, broker-dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the broker-dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.